Exhibit 4

Execution Version

$600,000,000

SECURED REVOLVING CREDIT AGREEMENT

Dated as of December 7, 2015

among

NXP B.V.

NXP FUNDING LLC,

as the Borrowers

The Several Lenders

from Time to Time Parties Hereto

MORGAN STANLEY SENIOR FUNDING, INC.,

as Collateral Agent

MORGAN STANLEY SENIOR FUNDING, INC.,

as Administrative Agent

CITIBANK, N.A.,

as Letter of Credit Issuer

CREDIT SUISSE SECURITIES (USA) LLC,

MORGAN STANLEY SENIOR FUNDING, INC.,

BARCLAYS BANK PLC,

DEUTSCHE BANK SECURITIES INC.

AND

BANK OF AMERICA, N.A.

as Joint Lead Arrangers and Joint Bookrunners

GOLDMAN SACHS LENDING PARTNERS LLC,

CITIGROUP MARKETS LIMITED

AND

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.

as Co-Managers

i

4.2	Voluntary Reduction of Commitments	84
4.3	Mandatory Termination of Commitments	84

5. Payments		84

5.1	Voluntary Prepayments	84
5.2	Mandatory Prepayments and Cash Collateral	85
5.3	Method and Place of Payment	86
5.4	Net Payments	87
5.5	Computations of Interest and Fees	89
5.6	Limit on Rate of Interest	89
5.7	Currency Indemnity	89

6. Conditions Precedent to the Closing Date		90

6.1	Conditions Precedent	90
6.2	Credit Documents	90
6.3	Collateral	91
6.4	Solvency Certificate	91
6.5	Legal Opinions	91
6.6	Closing Certificate	91
6.7	Corporate Proceedings of Each Original Credit Party	92
6.8	Corporate Documents	92
6.9	Representations and Warranties	92
6.10	Notice of Borrowing	92
6.11	Acquisition	92
6.12	No Company Material Adverse Effect	92
6.13	Fees	93
6.14	Financial Statements	93
6.15	Pro Forma Balance Sheet	93
6.16	PATRIOT Act	93
6.17	Refinancing	93

7. Conditions Precedent to All Credit Events after the Closing Date		94

7.1	No Default; Representations and Warranties	94
7.2	Notice of Borrowing; Letter of Credit Request	94

8. Representations, Warranties and Agreements		94

8.1	Organization; Powers	94
8.2	Authorization	94
8.3	Enforceability	95
8.4	Governmental Approvals; Other Consents	95
8.5	Federal Reserve Regulations	95
8.6	Investment Company Act	95
8.7	Use of Proceeds	95
8.8	Solvency	96
8.9	Financial Statements; No Material Adverse Effect	96
8.10	Litigation	96
8.11	No Default	96

8.12	Ownership of Properties; Liens	96
8.13	Environmental Compliance	97
8.14	Taxes	97
8.15	Subsidiaries; Equity Interests	97
8.16	No Material Misstatements	97
8.17	Compliance With Laws	97
8.18	Intellectual Property Licenses	98
8.19	Indebtedness Incurred Under this Agreement	98

9. Affirmative Covenants		98

9.1	Financial Statements	98
9.2	Certificates; Other Information	100
9.3	Notices	100
9.4	Payment of Obligations	100
9.5	Preservation of Existence; Assets	101
9.6	Maintenance of Properties	101
9.7	Maintenance of Insurance	101
9.8	Compliance with Laws	101
9.9	Inspection Rights	102
9.10	Use of Proceeds	102
9.11	Guarantees by Restricted Subsidiaries	102
9.12	Additional Liens and Security Interests	103
9.13	Further Assurances	104
9.14	Insurance Endorsements	104
9.15	[Reserved]	105
9.16	Security Over Cash and Bank Accounts	105
9.17	Conditions Subsequent to the Closing Date	105
9.18	RCF Parallel Debts	106

10. Negative Covenants		107

10.1	Limitation on Indebtedness	107
10.2	Limitation on Restricted Payments	112
10.3	Limitation on Liens	119
10.4	Limitation on Restrictions on Distributions from Restricted Subsidiaries	120
10.5	Limitation on Sales of Assets and Subsidiary Stock	122
10.6	Limitation on Affiliate Transactions	126
10.7	Limitation on Business Activities of the Co-Borrower	128
10.8	[Reserved]	128
10.9	Merger and Consolidation by the Company	128
10.10	Merger and Consolidations by the Co-Borrower and Guarantors	130
10.11	Impairment of Liens	130
10.12	Suspension of Covenants on Achievement of Investment Grade Status	131
10.13	Release of Liens.	131

11. Events of Default		131

11.1	Events of Default	131
11.2	[Reserved]	133
11.3	Application of Funds	133

12. The Agents		134

12.1	Appointment	134
12.2	Delegation of Duties	135
12.3	Exculpatory Provisions	135
12.4	Reliance by Agents	135
12.5	Notice of Default	135
12.6	Non-Reliance on Agents and Other Lenders	136
12.7	Indemnification	136
12.8	Agents in their Individual Capacity	137
12.9	Successor Agents	137
12.10	Withholding Tax and Deductions	137
12.11	Administrative Agent May File Proofs of Claim	138
12.12	[Reserved]	138
12.13	Agents under Security Documents and Guaranty	138
12.14	Right to Realize on Collateral and Enforce Guaranty	139

13. Miscellaneous		140

13.1	Representations to the Financial Supervision Act	140
13.2	Amendments and Waivers	140
13.3	Notices	143
13.4	No Waiver; Cumulative Remedies	144
13.5	Survival of Representations and Warranties	144
13.6	Payment of Expenses and Taxes	144
13.7	Successors and Assigns; Participations and Assignments	145
13.8	Replacements of Lenders under Certain Circumstances	150
13.9	Resignation as Letter of Credit Issuer upon Assignment	150
13.10	Assignment to SPCs	151
13.11	Adjustments; Set-off	151
13.12	Counterparts	152
13.13	Severability	152
13.14	Integration	152
13.15	GOVERNING LAW	152
13.16	Submission to Jurisdiction; Waivers	152
13.17	Acknowledgments	153
13.18	WAIVERS OF JURY TRIAL	153
13.19	Confidentiality	153
13.20	Payments Set Aside Communications	154
13.21	Direct Website Communications	154
13.22	USA Patriot Act	156

SCHEDULES

Schedule 1.1(a)	Agreed Security Principles
Schedule 1.1(b)	Commitments
Schedule 1.1(c)	Compliance Certificate
Schedule 8.10	Litigation (except intellectual property litigation)
Schedule 8.13	Environmental Claims
Schedule 8.15	Subsidiaries
Schedule 8.18	Intellectual Property Litigation against the Company
and its restricted subsidiaries
Schedule 9.2	Company’s website
Schedule 13.2	Notices

EXHIBITS

Exhibit A	Assignment and Acceptance
Exhibit B	Notice of Borrowing
Exhibit C	Letter of Credit Request
Exhibit D	Form of Closing Certificates
Exhibit E	Form of Promissory Note

v

CREDIT AGREEMENT dated as of December 7, 2015 among NXP B.V. with its corporate seat in Eindhoven, the Netherlands (the “Company”), NXP FUNDING LLC, a Delaware limited liability company (the “Co-Borrower”), the lending institutions from time to time parties hereto (each a “Lender” and, collectively, the “Lenders”), MORGAN STANLEY SENIOR FUNDING, INC., as Administrative Agent (in such capacity, the “Administrative Agent”), MORGAN STANLEY SENIOR FUNDING, INC., as Collateral Agent (in such capacity, the “Collateral Agent”) and CREDIT SUISSE SECURITIES (USA) LLC, MORGAN STANLEY SENIOR FUNDING, INC., BARCLAYS BANK PLC, DEUTSCHE BANK SECURITIES INC. AND BANK OF AMERICA, N.A. as Joint Lead Arrangers (the “Joint Lead Arrangers”) and Joint Bookrunners (the “Joint Bookrunners”) and GOLDMAN SACHS LENDING PARTNERS LLC, CITIGROUP GLOBAL MARKETS LIMITED and COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A., as Co-Managers (the “Co-Managers”).

In consideration of the premises and the covenants and agreements contained herein, the parties hereto hereby agree as follows:

1.	DEFINITIONS.

1.1	Defined Terms. i) As used herein, the following terms shall have the meanings specified in this Section 1.1 unless the context otherwise requires:

“ABR” shall mean for any day a fluctuating rate per annum equal to the highest of (a) the Federal Funds Effective Rate plus 1/2 of 1%, (b) the rate of interest in effect for such day as determined from time to time by the Administrative Agent as its “prime rate” at its principal office in New York City and notified to the Borrower, and (c) the rate per annum determined in the manner set forth in clause (ii) of the definition of LIBOR Rate plus 1%. Any change in the ABR due to a change in such rate determined by the Administrative Agent or in the Federal Funds Effective Rate or LIBOR Rate shall take effect at the opening of business on the day specified in the announcement of such change. If the Administrative Agent shall have determined (which determination shall be conclusive absent manifest error) that it is unable to ascertain the Federal Funds Effective Rate for any reason, including the inability or failure of the Administrative Agent to obtain sufficient quotations in accordance with the terms of the definition thereof, the ABR shall be determined without regard to clause (c) of the preceding sentence until the circumstances giving rise to such inability no longer exist. Any change in the ABR due to a change in the Prime Rate, the Federal Funds Effective Rate or LIBOR shall be effective on the effective date of such change in the Prime Rate, the Federal Funds Effective Rate or LIBOR, as the case may be.

“ABR Loan” shall mean each loan bearing interest at the rate provided in Section 2.8(a)

“Acquired Indebtedness” means Indebtedness (a) of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary, or (b) assumed in connection with the acquisition of assets from such Person, in each case whether or not Incurred by such Person in connection with such Person becoming a Restricted Subsidiary of the Company or such acquisition or (c) of a Person at the time such Person merges with or into or consolidates or otherwise combines with the Company or any Restricted Subsidiary. Acquired Indebtedness shall be deemed to have been Incurred, with respect to clause (a) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary and, with respect to clause (b) of the preceding sentence, on the date of consummation of such acquisition of assets and, with respect to clause (c) of the preceding sentence, on the date of the relevant merger, consolidation or other combination.

“Acquisition” means the acquisition transaction pursuant to pursuant to which Holdings will indirectly acquire Target pursuant to a Merger Agreement, whereby MergerSub will merge with and into the Target.

“Additional Alternative Currency” means any currency which is approved in accordance with Section 2.14.

“Additional Assets” means:

(a)	any property or assets (other than Indebtedness and Capital Stock) used or to be used by the Company, a Restricted Subsidiary or otherwise useful in a Similar Business (it being understood that capital expenditures on property or assets already used in Similar Business or to replace any property or assets that are the subject of such Asset Disposition shall be deemed an investment in Additional Assets);

(b)	the Capital Stock of a Person that is engaged in a Similar Business and becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or a Restricted Subsidiary of the Company; or

(c)	Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary of the Company.

“Additional Guarantors” means each Wholly Owned Subsidiary (other than the Original Guarantors) which is required to Guarantee the obligations of the Borrowers under this Agreement pursuant to the Guaranty and Section 9.11 of this Agreement.

“Additional Revolving Credit Commitment” shall have the meaning provided in accordance with Section 2.15(a).

“Adjusted Total Commitment” shall mean at any time the Total Commitment less the aggregate Commitments of all Defaulting Lenders.

“Administrative Agent” shall have the meaning given to such term in the preamble to this Agreement.

“Administrative Agent’s Office” shall mean in respect of all Credit Events, the office of the Administrative Agent located at the address set forth in Schedule 13.2, or such other office as the Administrative Agent may hereafter designate in writing as such to the other parties hereto.

“Administrative Questionnaire” shall have the meaning provided in Section 13.7(b)(ii)(D).

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Affiliate Transactions” has the meaning given in Section 10.6(a).

“Agency Fee Letter” means the letter dated December 7, 2015 between the Administrative Agent and the Company setting out the fees of the Administrative Agent.

“Agent Parties” shall have the meaning provided in Section 13.21(b).

“Agents” shall mean the Joint Lead Arrangers, the Joint Bookrunners, the Co-Managers, the Administrative Agent and the Collateral Agent.

“Aggregate Outstandings” shall have the meaning provided in Section 5.2(a).

“Agreed Security Principles” means the principles set forth on Schedule 1.1(a) as applied reasonably and in good faith by the Company.

“Alternative Currency” means Euro, Sterling, Yen, Swiss Francs, Singapore Dollars (subject to the Singapore Dollars Sublimit), or any Additional Alternative Currency.

“Applicable ABR Margin”, “Applicable EURIBOR Margin” and “Applicable LIBOR Margin” shall mean a percentage equal to (a) until and including the date on which the first financial statements after the Closing Date are delivered under Section 9.1, the percentages per annum set forth below in the relevant column for Pricing Level 3, and (b) thereafter, the following percentages per annum set forth below in the relevant column based upon the Consolidated Leverage Ratio as set forth in the most recent Compliance Certificate received by the Administrative Agent pursuant to Section 9.2:

Pricing Level	Consolidated Leverage Ratio	Applicable ABR Margin	Applicable EURIBOR Margin	Applicable LIBOR Margin
Level 1	≤ 1.50:1.00	0.50%	1.50%	1.50%
Level 2	>1.50:1.00 and ≤ 2.00:1.00	0.75%	1.75%	1.75%
Level 3	>2.00:1.00	1.00%	2.00%	2.00%

Any increase or decrease in the Applicable ABR Margin, Applicable EURIBOR Margin or Applicable LIBOR Margin resulting from a change in the Consolidated Leverage Ratio shall become effective as of the first Business Day immediately following the date a Compliance Certificate is delivered pursuant to Section 9.2; provided that at the option of the Administrative Agent or the Required Lenders, Pricing Level 3 shall apply (1) as of the first Business Day after the date on which a Compliance Certificate was required to have been delivered but was not delivered, and shall continue to so apply to and including the date on which such Compliance Certificate is so delivered (and thereafter the Pricing Level otherwise determined in accordance with this definition shall apply) and (2) as of the first Business Day after an Event of Default under Section 11.1(a), (b) or, with respect to any Credit Party, (g) shall have occurred and be continuing, and shall continue to so apply to but excluding the date on which such Event of Default is remedied or waived (and thereafter the Pricing Level otherwise determined in accordance with this definition shall apply).

“Approved Fund” shall have the meaning provided in Section 13.7(b).

“Arranger Fee Letter” means the fee letter dated March 1, 2015 between Credit Suisse AG, Credit Suisse Securities (USA) LLC and the Company, as supplemented by the Joinder to Commitment Letter dated as of March 10, 2015 among the Joint Lead Arrangers, Joint Bookrunners, Co-Managers and the Company.

“Asset Disposition” means any direct or indirect sale, lease (other than an operating lease entered into in the ordinary course of business), transfer, issuance or other disposition, or a series of related sales, leases (other than operating leases entered into in the ordinary course of business), transfers, issuances or dispositions that are part of a common plan, of shares of Capital Stock of a Subsidiary (other than directors’ qualifying shares), property or other assets (each referred to for the purposes of this definition as a “disposition”) by the Company or any of its Restricted Subsidiaries, including any disposition by means of a merger, consolidation or similar transaction. Notwithstanding the preceding provisions of this definition, the following items shall not be deemed to be Asset Dispositions:

(a)	a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary;

(b)	a disposition of cash, Cash Equivalents, Temporary Cash Investments or Investment Grade Securities;

(c)	a disposition of inventory or other assets in the ordinary course of business;

(d)	a disposition of obsolete, surplus or worn out equipment or other assets or equipment or other assets that are no longer useful in the conduct of the business of the Company and its Restricted Subsidiaries;

(e)	transactions permitted under Section 10.9 or 10.10 or a transaction that constitutes a Change of Control;

(f)	an issuance of Capital Stock by a Restricted Subsidiary to the Company or to another Restricted Subsidiary or as part of or pursuant to an equity incentive or compensation plan approved by the Board of Directors;

(g)	any dispositions of Capital Stock, properties or assets in a single transaction or series of related transactions with a fair market value (as determined in good faith by the Company) of less than €100,000,000;

(h)	any Restricted Payment that is permitted to be made, and is made, under Section 10.2 and the making of any Permitted Payment or Permitted Investment or, solely for purposes of Section 10.5(a)(iii), asset sales (other than sales of securities or indebtedness of (x) SSMC or (y) any Unrestricted Subsidiary that is a Permitted Joint Venture which has received Investments from the Company or any Restricted Subsidiary pursuant to paragraph (t) of the definition of Permitted Investments (determined at the time of making such Investment), in each case so long as it is not a Restricted Subsidiary), the proceeds of which are used to make such Restricted Payments or Permitted Investments;

(i)	dispositions in connection with Permitted Liens;

(j)	dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(k)	the licensing or sub-licensing of intellectual property or other general intangibles and licenses, sub-licenses, leases or subleases of other property, in each case, in the ordinary course of business;

(l)	foreclosure, condemnation or any similar action with respect to any property or other assets;

(m)	the sale or discount (with or without recourse, and on customary or commercially reasonable terms and for credit management purposes) of accounts receivable or notes receivable arising in the ordinary course of business, or the conversion or exchange of accounts receivable for notes receivable;

(n)	any disposition of Capital Stock, Indebtedness or other securities of an Unrestricted Subsidiary (with the exception of (x) SSMC, (y) Investments in Unrestricted Subsidiaries acquired pursuant to clause (o) of the definition of Permitted Investments and (z) any Unrestricted Subsidiary that is a Permitted Joint Venture which has received Investments from the Company or any Restricted Subsidiary pursuant to paragraph (t) of the definition of Permitted Investments (determined at the time of making such Investment));

(o)	any disposition of Capital Stock of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than the Company or a Restricted Subsidiary) from whom such Restricted Subsidiary was acquired, or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition;

(p)	any surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind;

(q)	any disposition of assets to a Person who is providing services related to such assets, the provision of which have been or are to be outsourced by the Company or any Restricted Subsidiary to such Person; provided, however, that the Board of Directors shall certify that in the opinion of the Board of Directors, the outsourcing transaction will be economically beneficial to the Company and its Restricted Subsidiaries (considered as a whole); provided, further, that the fair market value of the assets disposed of, when taken together with all other dispositions made pursuant to this clause (q) does not exceed €50,000,000;

(r)	any disposition with respect to property built, owned or otherwise acquired by the Company or any Restricted Subsidiary pursuant to customary sale and lease-back transactions, asset securitizations and other similar financings permitted by this Agreement; and

(s)	the RF Power Disposition.

“Assignment and Acceptance” shall mean an assignment and acceptance substantially in the form of Exhibit A.

“Associate” means (a) any Person engaged in a Similar Business of which the Company or its Restricted Subsidiaries are the legal and beneficial owners of between 20% and 50% of all outstanding Voting Stock and (b) any joint venture entered into by the Company or any Restricted Subsidiary of the Company.

“Authorized Officer” shall mean, with respect to any Person, the President, the Chief Executive Officer, the Chief Financial Officer, any Managing Director (if authorized to act individually), the Treasurer or any other senior officer (or two such officers if the Company so elects) of such Person authorized to represent such Person and designated as such in writing to the Administrative Agent by such Person.

“Available Commitment” shall mean an amount equal to the excess, if any, of (a) the amount of the Total Commitment over (b) the sum of (i) the aggregate principal amount of all Loans then outstanding and (ii) the aggregate Letters of Credit Outstanding at such time.

“Base Currency” means US Dollars.

“Base Currency Equivalent” shall mean, on any date of determination, (a) with respect to any amount denominated in the Base Currency, such amount, and (b) with respect to any amount denominated in any Foreign Currency, the equivalent in the Base Currency of such amount, determined by the Administrative Agent using the applicable Exchange Rate.

“Board” shall mean the Board of Governors of the Federal Reserve System of the United States (or any successor).

“Board of Directors” means (a) with respect to the Company or any Credit Party organized or established under the laws of the Netherlands (x) for the purposes of the definition of Change of Control only, its managing board or supervisory board (if any) and (y) for all other purposes, its managing board; (b) with respect to any corporation, the board of directors or managers, as applicable, of the corporation, or any duly authorized committee thereof; (c) with respect to any partnership, the board of directors or other governing body of the general partner of the partnership or any duly authorized committee thereof; and (d) with respect to any other Person, the board or any duly authorized committee of such Person serving a similar function. Whenever any provision requires any action or determination to be made by, or any approval of, a Board of Directors, such action, determination or approval shall be deemed to have been taken or made if approved by a majority of the directors (excluding employee representatives, if any) on any such Board of Directors (whether or not such action or approval is taken as part of a formal board meeting or as a formal board approval).

“Borrower Materials” shall have the meaning provided in Section 13.21(b).

“Borrowers” means collectively the Company and the Co-Borrower.

“Borrowing” shall mean the incurrence of one Type of Loan on a given date (or resulting from conversions on a given date) having, in the case of LIBOR Loans or EURIBOR Loans, the same Interest Period; provided that ABR Loans incurred pursuant to Section 2.10(b) shall be considered part of any related Borrowing of LIBOR Loans or EURIBOR Loans (as the case may be).

“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for general business in London, United Kingdom, Amsterdam, The Netherlands and New York, U.S.A. and:

(a)	in relation to any date for payment or purchase of a currency other than Euro, the principal financial centre of the country of that currency; or

(b)	in relation to any date for payment or purchase of Euro, any day on which the Trans-European Automated Real-time Gross Settlement Express Transfer (“TARGET”) payment system is open for the settlement of payments.

“Capital Stock” of any Person means any and all shares of, rights to purchase, warrants or options for, or other equivalents of or partnership or other interests in (however designated), equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Capitalized Lease Obligations” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes on the basis of GAAP. The amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation at the time any determination thereof is to be made as determined on the basis of GAAP, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

“Cash Collateralize” has the meaning given in Section 5.2(c).

“Cash Equivalents” means:

(a)	securities issued or directly and fully Guaranteed or insured by the United States or Canadian governments, a member state of the European Union, Switzerland or Norway or, in each case, any agency or instrumentality thereof (provided that the full faith and credit of such country or such member state is pledged in support thereof), having maturities of not more than two years from the date of acquisition;

(b)	certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits or bankers’ acceptances having maturities of not more than one year from the date of acquisition thereof issued by any Lender or by any bank or trust company (i) whose commercial paper is rated at least “A-1” or the equivalent thereof by S&P or at least “P-1” or the equivalent thereof by Moody’s (or if at the time neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization) or (ii) (in the event that the bank or trust company does not have commercial paper which is rated) having combined capital and surplus in excess of €500,000,000;

(c)	repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clauses (a) and (b) entered into with any bank meeting the qualifications specified in clause (b) above;

(d)

commercial paper rated at the time of acquisition thereof at least “A-2” or the equivalent thereof by S&P or “P-2” or the equivalent thereof by Moody’s or carrying an equivalent rating by a Nationally Recognized Statistical Rating Organization, if both of the two named rating agencies cease publishing ratings of investments or, if no rating is available in respect of the commercial paper, the issuer of which has an equivalent rating in respect of its long-term debt, and in any case maturing within one year after the date of acquisition thereof;

(e)	readily marketable direct obligations issued by any state of the United States of America, any province of Canada, any member of the European Union, Switzerland or Norway or any political subdivision thereof, in each case, having one of the two highest rating categories obtainable from either Moody’s or S&P (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization) with maturities of not more than two years from the date of acquisition;

(f)	Indebtedness or preferred stock issued by Persons with a rating of “BBB-” or higher from S&P or “Baa3” or higher from Moody’s (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization) with maturities of 12 months or less from the date of acquisition;

(g)	bills of exchange issued in the United States, Canada, a member state of the European Union, Switzerland, Norway or Japan eligible for rediscount at the relevant central bank and accepted by a bank (or any dematerialized equivalent);

(h)	interests in any investment company, money market or enhanced high yield fund which invests 95% or more of its assets in instruments of the type specified in clauses (a) through (g) above; and

(i)	for purposes of clause (b) of the definition of “Asset Disposition”, the marketable securities portfolio owned by the Company and its Subsidiaries on the Closing Date.

“Change in Law” shall mean (a) the adoption of any law, treaty, order, policy, rule or regulation after the date of this Agreement, (b) any change in any law, treaty, order, policy, rule or regulation or in the interpretation or application thereof by any Governmental Authority after the date of this Agreement or (c) compliance by the Lender with any guideline, request or directive issued or made after the date hereof by any central bank or other governmental or quasi-governmental authority (whether or not having the force of law); provided, however, that notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith, (y) all requests, rules, guidelines or directives promulgated by the Bank for International settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III and (z) the CRD IV and any law, rule, regulation or guideline, in each case that implements CRD IV in any jurisdiction, in each case shall be deemed to be a “Change in Law”, regardless of the date enacted, adopted or issued.

“Change of Control” means:

(a)

the Borrowers become aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) that any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or has become the “beneficial owner” (as such term is used in Rules 13d-3 and 13d-5 under the Exchange Act) of more than 50% of the Voting Stock of the Company (or its successor); provided, however, that (x) for purposes of this clause (1) such person or group shall be deemed to have “beneficial ownership” of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time, directly or indirectly; (y) a transaction will not be deemed to involve a Change of Control under this clause (1) if (a) the Company becomes a direct or indirect wholly owned subsidiary of a holding company (including the Parent) and (b)(i) the direct or indirect holders of the Voting Stock of such holding company (including the Parent) immediately following that transaction are substantially the same as the holders of the Company’s Voting Stock immediately prior to that transaction or (ii) immediately following that transaction no “person” or “group” of related persons (other than a holding company (including the Parent) satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly, of more than 50% of the Voting Stock of such holding company (including the Parent); and (z) any Voting Stock of which any Permitted Holder is the “beneficial owner” (as such term is used in Rules 13d-3 and 13d-5 under the Exchange Act) shall not be included in any Voting Stock of which any such “person” or “group” of related persons is the “beneficial owner” (as so defined), unless that person or group of related persons is not an affiliate of a Permitted Holder and has greater voting power with respect to that Voting Stock;

(b)	during any period of two consecutive years, individuals who at the beginning of such period constituted the majority of the directors (excluding any employee representatives, if any) on the Board of Directors of the Company or any Parent (together with any new directors whose election by the majority of such directors on such Board of Directors of the Company or any Parent or whose nomination for election by shareholders of the Company or any Parent, as applicable, was approved by a vote of the majority of such directors on the Board of Directors of the Company or any Parent then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) ceased for any reason to constitute the majority of the directors (excluding any employee representatives, if any) on the Board of Directors of the Company or any Parent, then in office;

(c)	the sale, lease, transfer, conveyance or other disposition, in one transaction or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole to a Person, other than (w) where the Company is the surviving entity following such sale, lease, transfer, conveyance or other disposition, (x) a Subsidiary, (y) any such sale, lease, transfer, conveyance or other disposition where the shares of the Company’s Voting Stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the Voting Stock of the surviving Person or parent entity thereof immediately after giving effect to such transaction or (z) one or more Permitted Holders; or

(d)	any Change of Control occurs under and as defined in the Existing Term Facility, any Unsecured Note Indenture or any Fast Secured Notes Indenture.

“Class” (i) when used in reference to any Loan or Borrowing, shall refer to whether such Loan, or the Loans comprising such Borrowing, are Loans, Incremental Revolving Credit Loans, or Extended Revolving Credit Loans (of the same Extension Series) and (ii) when used in reference to any Commitment, refers to whether such Commitment is a Commitment, an Incremental Commitment or an Extended Revolving Credit Commitment.

“Closing Date” means the date of the satisfaction (or waiver) of the conditions precedent set forth in Section 6 hereof.

“Co-Borrower” shall have the meaning given to such term in the preamble to this Agreement.

“Co-Managers” shall have the meaning given to such term in the preamble to this Agreement.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Collateral” shall have the meaning provided in any Security Document provided, that, for purposes of this Agreement, Collateral shall not include any assets that are subject to Other Liens but do not secure the obligations and liabilities of the Company under this Agreement.

“Collateral Agency Agreement” means the Collateral Agency Agreement dated as of 29 September, 2006 among the Collateral Agents, the Borrowers, the Secured Parties and the Guarantors, as supplemented, amended or otherwise modified from time to time.

“Collateral Agent” shall have the meaning given to such term in the preamble to this Agreement.

“Commitment” shall mean (a) with respect to each Lender that is a Lender on the date hereof, the amount set forth opposite such Lender’s name on Schedule 1.1(b) as such Lender’s “Commitment”, (b) in the case of any Lender that becomes a Lender after the date hereof, the amount specified as such Lender’s “Commitment” in the Assignment and Acceptance pursuant to which such Lender assumed a portion of the Total Commitment and (c) in the case of an Incremental Lender, such Incremental Lender’s Incremental Commitment specified in the applicable Joinder Agreement, in each case as the same may be changed from time to time pursuant to terms hereof. The initial aggregate amount of the Commitments shall be $600,000,000.

“Commitment Fee” shall have the meaning provided in Section 4.1(b).

“Commitment Fee Rate” shall mean a per annum rate equal to 0.25%.

“Commitment Letter” means the letter dated March 1, 2015 as supplemented and amended by a joinder letter dated March 10, 2015, by and among the Company, Credit Suisse Securities (USA) LLC, Credit Suisse AG, the Collateral Agent, the Lead Arrangers and the Co-Managers.

“Commitment Percentage” shall mean at any time, for each Lender, the percentage obtained by dividing (a) such Lender’s Commitment by (b) the aggregate amount of the Commitments, provided that at any time when the Total Commitment shall have been terminated, each Lender’s Commitment Percentage shall be its Commitment Percentage as in effect immediately prior to such termination.

“Commodity Hedging Agreements” means in respect of a Person any commodity purchase contract, commodity futures or forward contract, commodities option contract or other similar contract (including commodities derivative agreements or arrangements), to which such Person is a party or a beneficiary.

“Communications” shall have the meaning provided in Section 13.21.

“Company” shall have the meaning given to such term in the preamble to this Agreement.

“Company Representations” shall mean the representations and warranties made by Target with respect to itself and its Subsidiaries in the Merger Agreement as are material to the interests of the Lenders, but only to the extent that Holdings (or one of Holdings’ Affiliates) has the right (taking into account any applicable cure provisions) to terminate its obligations under the Merger Agreement or decline to consummate the Acquisition as a result of a breach of such representations and warranties in the Merger Agreement.

“Compliance Certificate” means a certificate in substantially the form set forth in Schedule 1.1(c).

“Confidential Information” shall have the meaning provided in Section 13.19.

“Consolidated EBITDA” for any period means, without duplication, the Consolidated Net Income for such period, plus the following to the extent deducted in calculating such Consolidated Net Income:

(a)	Fixed Charges and items (A) through (F) in clause (a) of the definition of Consolidated Interest Expense;

(b)	Consolidated Income Taxes;

(c)	consolidated depreciation expense;

(d)	consolidated amortization or impairment expense;

(e)	any expenses, charges or other costs related to any Equity Offering, Investment, acquisition (including one-time amounts paid in connection with the acquisition or retention of one or more individuals comprising part of a management team retained to manage the acquired business; provided that such payments are made in connection with such acquisition and are consistent with the customary practice in the industry at the time of such acquisition), disposition, recapitalization or the Incurrence of any Indebtedness permitted by this Agreement (in each case whether or not successful) (including any such fees, expenses or charges related to the Transactions (including any expenses in connection with related due diligence activities)), in each case, as determined in good faith by an Officer of the Company;

(f)	any minority interest expense (whether paid or not) consisting of income attributable to minority equity interests of third parties in such period;

(g)	the amount of management, monitoring, consulting and advisory fees and related expenses paid in such period to the Permitted Holders to the extent permitted by Section 10.6; and

(h)	other non-cash charges, write-downs or items reducing Consolidated Net Income (excluding any such non-cash charge, write-down or item to the extent it represents an accrual of or reserve for cash charges in any future period) or other items classified by the Company as special items less other non-cash items of income increasing Consolidated Net Income (excluding any such non-cash item of income to the extent it represents a receipt of cash in any future period), or a reduced accrual or reserve for cash charges in any future period).

Notwithstanding the foregoing, the provision for taxes and the depreciation, amortization, non-cash items, charges and write-downs of a Restricted Subsidiary shall be added to Consolidated Net Income to compute Consolidated EBITDA only to the extent (and in the same proportion, including by reason of minority interests) that the net income (loss) of such Restricted Subsidiary was included in calculating Consolidated Net Income for the purposes of this definition.

“Consolidated Income Taxes” means taxes or other payments, including deferred Taxes, based on income, profits or capital (including without limitation withholding taxes) and franchise taxes of any of the Company and its Restricted Subsidiaries whether or not paid, estimated, accrued or required to be remitted to any Governmental Authority.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

(a)	consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including (i) amortization of original issue discount resulting from the issuance of Indebtedness at less than par, (ii) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers acceptances, (iii) non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP), (iv) the interest component of Capitalized Lease Obligations, and (v) net payments, if any, pursuant to interest rate Hedging Obligations with respect to Indebtedness, and excluding (A) accretion or accrual of discounted liabilities other than Indebtedness, (B) any expense resulting from the discounting of any Indebtedness in connection with the application of purchase accounting in connection with any acquisition, (C) any additional interest pursuant to a registration rights agreement with respect to any securities, (D) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses, (E) any expensing of commitment and other financing fees, and (F) interest with respect to Indebtedness of any direct or indirect parent of such Person appearing upon the balance sheet of such Person solely by reason of push-down accounting under GAAP; plus

(b)	consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; less

(c)	interest income for such period.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

“Consolidated Leverage” means the sum of the aggregate outstanding Indebtedness of the Company and its Restricted Subsidiaries (excluding Hedging Obligations except to the extent provided in Section 10.1(g)(iii)) minus cash and Cash Equivalents of the Company and its Restricted Subsidiaries.

“Consolidated Leverage Ratio” means, as of any date of determination, the ratio of (a) Consolidated Leverage at such date to (b) the aggregate amount of Consolidated EBITDA for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which internal consolidated financial statements of the Company are available; provided, however, that for the purposes of calculating Consolidated EBITDA for such period, if, as of such date of determination:

(i)	since the beginning of such period the Company or any Restricted Subsidiary has disposed of any company, any business, or any group of assets constituting an operating unit of a business (any such disposition, a “Sale”) or if the transaction giving rise to the need to calculate the Consolidated Leverage Ratio is such a Sale, Consolidated EBITDA for such period will be reduced by an amount equal to the Consolidated EBITDA (if positive) attributable to the assets which are the subject of such Sale for such period or increased by an amount equal to the Consolidated EBITDA (if negative) attributable thereto for such period; provided that if any such Sale constitutes “discontinued operations” in accordance with the then applicable GAAP, Consolidated Net Income shall be reduced by an amount equal to the Consolidated Net Income (if positive) attributable to such operations for such period or increased by an amount equal to the Consolidated Net Income (if negative) attributable thereto for such period;

(ii)	since the beginning of such period, the Company or any Restricted Subsidiary (by merger or otherwise) has made an Investment in any Person that thereby becomes a Restricted Subsidiary, or otherwise has acquired any company, any business, or any group of assets constituting an operating unit of a business (any such Investment or acquisition, a “Purchase”), including any such Purchase occurring in connection with a transaction causing a calculation to be made hereunder, Consolidated EBITDA for such period will be calculated after giving pro forma effect thereto, including anticipated synergies and cost savings (that are reasonably identifiable and factually supportable and projected by the Company in good faith to result from actions that have been taken or with respect to which substantial steps have been taken or are expected to be taken (in the good faith determination of the Company) within 18 months) as if such Purchase occurred on the first day of such period; and

(iii)	since the beginning of such period, any Person (that became a Restricted Subsidiary or was merged or otherwise combined with or into the Company or any Restricted Subsidiary since the beginning of such period) will have made any Sale or any Purchase that would have required an adjustment pursuant to clause (i) or (ii) above if made by the Company or a Restricted Subsidiary since the beginning of such period, Consolidated EBITDA for such period will be calculated after giving pro forma effect thereto, including anticipated synergies and cost savings (that are reasonably identifiable and factually supportable and projected by the Company in good faith to result from actions that have been taken or with respect to which substantial steps have been taken or are expected to be taken (in the good faith determination of the Company) within 18 months), as if such Sale or Purchase occurred on the first day of such period.

For the purposes of this definition and the definitions of Consolidated EBITDA, Consolidated Income Taxes, Consolidated Interest Expense, Consolidated Net Income and Fixed Charge Coverage Ratio, (a) calculations will be as determined in good faith by a responsible financial or chief accounting officer of the Company, including in respect of cost savings and synergies, (that are reasonably identifiable and factually supportable and projected by the Company in good faith to result from actions that have been taken or with respect to which substantial steps have been taken or are expected to be taken (in the good faith determination of the Company) within 18 months) as though the full effect of synergies and cost savings were realized on the first day of the relevant period and shall also include the reasonably anticipated full run rate cost savings effect (as calculated in good faith by a responsible financial or chief accounting officer of the Company) of cost savings programs that have been initiated by the Company or its Restricted Subsidiaries as though such cost savings programs had been fully implemented on the first day of the relevant period and (b) in determining the amount of Indebtedness outstanding on any date of determination, pro forma effect shall be given to any Incurrence, repayment, repurchase, defeasance or other acquisition, retirement or discharge of Indebtedness as if such transaction had occurred on the first day of the relevant period.

“Consolidated Net Income” means, for any period, the net income (loss) of the Company and its Restricted Subsidiaries determined on a consolidated basis on the basis of GAAP; provided, however, that there will not be included in such Consolidated Net Income:

(a)	subject to the limitations contained in clause (c) below, any net income (loss) of any Person if such Person is not a Restricted Subsidiary, except that the Company’s equity in the net income of any such Person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash or Cash Equivalents actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution or return on investment or (except in the case of SSMC so long as it is not a Restricted Subsidiary, but this exception shall only apply for the purposes of determining the amount available for Restricted Payments (other than Restricted Investments) under Section 10.2(c)(i) could have been distributed, as reasonably determined by an Officer of the Company (subject, in the case of a dividend or other distribution or return on investment to a Restricted Subsidiary, to the limitations contained in clause (b) below);

(b)	solely for the purpose of determining the amount available for Restricted Payments under Section 10.2(a)(iv)(C)(1), any net income (loss) of any Restricted Subsidiary (other than Guarantors) if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company or a Guarantor by operation of the terms of such Restricted Subsidiary’s charter or any agreement, instrument, judgment, decree, order, statute or governmental rule or regulation applicable to such Restricted Subsidiary or its shareholders (other than (i) restrictions that have been waived or otherwise released, (ii) restrictions pursuant to this Agreement, the Revolving Credit Agreement, the Senior Notes or any Note Indenture, and (iii) restrictions permitted by Section 10.4), except that the Company’s equity in the net income of any such Restricted Subsidiary for such period will be included in such Consolidated Net Income up to the aggregate amount of cash or Cash Equivalents actually distributed or that could have been distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend to another Restricted Subsidiary, to the limitation contained in this clause);

(c)	any net gain (or loss) realized upon the sale or other disposition of any asset or disposed operations of the Company or any Restricted Subsidiaries (including pursuant to any sale/leaseback transaction) which is not sold or otherwise disposed of in the ordinary course of business (as determined in good faith by an Officer or the Board of Directors of the Company);

(d)	any extraordinary, exceptional, unusual or nonrecurring gain, loss or charge (as determined in good faith by the Company) or any charges or reserves in respect of any restructuring, redundancy or severance or any expenses, charges, reserves or other costs related to the Transactions (including (i) in relation to expenses relating to consulting or operational improvement initiatives, (iii) expenses associated with the closing out of existing management equity programs and (iii) start-up and transaction costs);

(e)	the cumulative effect of a change in accounting principles;

(f)	any non-cash compensation charge or expense arising from any grant of stock, stock options or other equity based awards and any non-cash deemed finance charges in respect of any pension liabilities or other provisions;

(g)	all deferred financing costs written off and premiums paid or other expenses incurred directly in connection with any early extinguishment of Indebtedness and any net gain (loss) from any write-off or forgiveness of Indebtedness;

(h)	any unrealized gains or losses in respect of Hedging Obligations or any ineffectiveness recognized in earnings related to qualifying hedge transactions or the fair value of changes therein recognized in earnings for derivatives that do not qualify as hedge transactions, in each case, in respect of Hedging Obligations;

(i)	any unrealized foreign currency transaction gains or losses in respect of Indebtedness of any Person denominated in a currency other than the functional currency of such Person and any unrealized foreign exchange gains or losses relating to translation of assets and liabilities denominated in foreign currencies;

(j)	any unrealized foreign currency translation or transaction gains or losses in respect of Indebtedness or other obligations of the Company or any Restricted Subsidiary owing to the Company or any Restricted Subsidiary;

(k)	any purchase accounting effects including, but not limited to, adjustments to inventory, property and equipment, software and other intangible assets and deferred revenue in component amounts required or permitted by GAAP and related authoritative pronouncements (including the effects of such adjustments pushed down to the Company and the Restricted Subsidiaries), as a result of the Transactions or the disentanglement, any consummated acquisition (including in connection with the original purchase by the Initial Investors), or the amortization or write-off of any amounts thereof (including any write-off of in process research and development);

(l)	any goodwill or other intangible asset impairment charge, amortization or write-off;

(m)	(i) only to the extent not otherwise added back to Consolidated Net Income, depreciation and amortization expense to the extent in excess of capital expenditures on property, plant and equipment and (ii) Consolidated Income Taxes to the extent in excess of cash payments made in respect of such Consolidated Income Taxes; and

(n)	the impact of capitalized, accrued or accreting or pay-in-kind interest or principal on Subordinated Shareholder Funding.

“Consolidated Net Tangible Assets” means, at any date, the total assets appearing on the Company’s most recent consolidated balance sheet, prepared in accordance with GAAP, less all current liabilities as shown on such balance sheet, and Intangible Assets.

“Consolidated Secured Leverage Ratio” means the Consolidated Leverage Ratio, but (a) calculated by excluding all Indebtedness other than Secured Indebtedness (except Secured Indebtedness Incurred pursuant to Section 10.1(b)(xiii) and secured only by assets in the applicable jurisdiction but, for the avoidance of doubt, including Indebtedness secured by Liens permitted under clause (u) of the definition of “Permitted Liens”) and (b) calculating Consolidated EBITDA for the purposes of such definition as though (i) consolidated depreciation expense included such expense of the Company and its consolidated Subsidiaries attributable to SSMC and Jilin and (ii) consolidated amortization expense included such expense of the Company and its consolidated Subsidiaries attributable to SSMC and Jilin.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing in any manner, whether directly or indirectly, any operating lease, dividend or other obligation that does not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”), including any obligation of such Person, whether or not contingent:

(a)	to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(b)	to advance or supply funds:

(i)	for the purchase or payment of any such primary obligation; or

(ii)	to maintain the working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(c)	to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“CRD IV” means (a) Regulation (EU) No. 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No. 648/2012 and (b) Directive 2013/36/EU of the European Parliament and of the Council of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, amending Directive 2002/87/EC and repealing directives 2006/48/EC and 2006/49/EC.

“Credit Documents” shall mean this Agreement, the Security Documents, the Guaranty (including any supplement thereto), each Letter of Credit and any promissory notes issued by any Borrower hereunder.

“Credit Event” shall mean and include the making (but not the conversion or continuation) of a Loan or the issuance of a Letter of Credit.

“Credit Exposure” shall mean, with respect to any Lender at any time, the sum of (a) the aggregate principal amount of the Loans of such Lender then outstanding and (b) such Lender’s Letter of Credit Exposure at such time.

“Credit Facility” means, with respect to the Company or any of its Subsidiaries, one or more debt facilities, indentures or other arrangements (including this Agreement or commercial paper facilities and overdraft facilities) with banks, other financial institutions or investors providing for revolving credit loans, term loans, notes, receivables financing (including through the sale of receivables to such institutions or to special purpose entities formed to borrow from such institutions against such receivables), letters of credit or other Indebtedness, in each case, as amended, restated, modified, renewed, refunded, replaced, restructured, refinanced, repaid, increased or extended in whole or in part from time to time (and whether in whole or in part and whether or not with the original administrative agent and lenders or another administrative agent or agents or other banks or institutions and whether provided under this Agreement or one or more other credit or other agreements, indentures, financing agreements or otherwise) and in each case including all agreements, instruments and documents executed and delivered pursuant to or in connection with the foregoing (including any notes and letters of credit issued pursuant thereto and any Guarantee and collateral agreement, patent and trademark security agreement, mortgages or letter of credit applications and other Guarantees, pledges, agreements, security agreements and security documents). Without limiting the generality of the foregoing, the term “Credit Facility” shall include any agreement or instrument (a) changing the maturity of any Indebtedness Incurred thereunder or contemplated thereby, (b) adding Subsidiaries of the Company as additional borrowers or guarantors thereunder, (c) increasing the amount of Indebtedness Incurred thereunder or available to be borrowed thereunder or (d) otherwise altering the terms and conditions thereof.

“Credit Party” shall mean each Borrower, each Guarantor or any other Subsidiary of the Company that is a party to a Credit Document.

“Currency Agreement” means in respect of a Person any foreign exchange contract, currency swap agreement, currency futures contract, currency option contract, currency derivative or other similar agreement to which such Person is a party or beneficiary.

“Debtor Relief Laws” means the Bankruptcy Code of the United States, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief laws of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally (including, in the case of Credit Parties incorporated or organized in England or Wales, administration, administrative receivership, voluntary arrangement and schemes of arrangement).

“Default” shall mean any event, act or condition that with notice or lapse of time, or both, would constitute an Event of Default.

“Defaulting Lender” shall mean any Lender with respect to which a Lender Default is in effect.

“Designated Non-Cash Consideration” means the fair market value (as determined in good faith by the Company) of non-cash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Disposition that is designated as Designated Non-Cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, less the amount of cash, Cash Equivalents or Temporary Cash Investments received in connection with a subsequent payment, redemption, retirement, sale or other disposition of such Designated Non-Cash Consideration. A particular item of Designated Non-Cash Consideration will no longer be considered to be outstanding when and to the extent it has been paid, redeemed or otherwise retired or sold or otherwise disposed of in compliance with Section 10.5.

“Designated Preference Shares” means, with respect to the Company or any Parent, Preferred Stock (other than Disqualified Stock) (a) that is issued for cash (other than to the Company or a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any such Subsidiary for the benefit of their employees to the extent funded by the Company or such Subsidiary) and (b) that is designated as “Designated Preference Shares” pursuant to an Officer’s Certificate of the Company at or prior to the issuance thereof, the Net Cash Proceeds of which are excluded from the calculation set forth in Section 10.2(a)(iv)(C)(2).

“Disinterested Director” means, with respect to any Affiliate Transaction, a member of the Board of Directors of the Company having no material direct or indirect financial interest in or with respect to such Affiliate Transaction. A member of the Board of Directors of the Company shall be deemed not to have such a financial interest by reason of such member’s holding Capital Stock of the Company or any Parent or any options, warrants or other rights in respect of such Capital Stock.

“Disqualified Lender” means any bank, financial institution or other institutional lender or investor (a) that has been separately identified in writing by the Company to the Joint Lead Arrangers prior to the date of the Commitment Letter (or, if after such date, that are reasonably acceptable to the Joint Lead Arrangers holding (or which are affiliated with the Joint Lead Arrangers holding) a majority of the aggregate amount of outstanding financing commitments in respect of the Credit Facility on the date of the Commitment Letter, (b) those persons who are competitors of any Borrower or the Target and their respective subsidiaries that are separately identified in writing by the Company to the Administrative Agent from time to time, and (c) in the case of each of clauses (a) and (b), any of their Affiliates (other than any such Affiliate that is affiliated with a financial investor in such person and that is not itself an operating company or otherwise an Affiliate of an operating company so long as such Affiliate is a bona fide debt fund) that are either (i) identified in writing by the Company from time to time or (ii) clearly identifiable on the basis of such Affiliate’s name; provided that no such updates to the list shall be deemed to retroactively disqualify any person that has previously acquired an assignment or participation interest in the Commitments and/or Loans with respect to such previously acquired interest..

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

(a)	matures or is mandatorily redeemable for cash or in exchange for Indebtedness pursuant to a sinking fund obligation or otherwise;

(b)	is convertible or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock which is convertible or exchangeable solely at the option of the Company or a Restricted Subsidiary); or

(c)	is or may become (in accordance with its terms) upon the occurrence of certain events or otherwise redeemable or repurchasable for cash or in exchange for Indebtedness at the option of the holder of the Capital Stock in whole or in part, in each case on or prior to the Latest Maturity Date; provided, however, that (x) only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock and (y) any Capital Stock that would constitute Disqualified

Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or asset sale (howsoever defined or referred to) shall not constitute Disqualified Stock if any such redemption or repurchase obligation is subject to compliance by the relevant Person with Section 10.2.

“Dutch law” means the law directly applicable in The Netherlands and the “laws of the Netherlands” shall be construed accordingly.

“Dutch Security Documents” shall mean the following documents, each dated 29 September 2006 and any amendments, supplements or other agreements entered into in connection therewith:

(a)	Pledge of Shares between NXP B.V., as pledgor, and Morgan Stanley Senior Funding, Inc., as pledgee, in relation to the shares in Philips Semiconductors B.V.;

(b)	Pledge of Shares between NXP B.V., as pledgor, and Morgan Stanley Senior Funding, Inc., as pledgee, in relation to the shares in Philips Software B.V.;

(c)	Pledge of Shares between KASLION Acquisition B.V., as pledgor, and Morgan Stanley Senior Funding, Inc., as pledgee, in relation to the shares in NXP B.V.;

(d)	Disclosed Pledge of Insurance Receivables between NXP B.V. and Philips Semiconductors B.V., as pledgors, and Morgan Stanley Senior Funding, Inc., as pledgee;

(e)	Disclosed Pledge of Intercompany Receivables between KASLION Acquisition B.V., NXP B.V. and Philips Semiconductors B.V., as pledgors, and Morgan Stanley Senior Funding, Inc., as pledgee;

(f)	Undisclosed Pledge of Third Party Receivables between NXP B.V. and Philips Semiconductors B.V., as pledgors, and Morgan Stanley Senior Funding, Inc., as pledgee;

(g)	Non-Possessory Pledge of Moveable Assets between KASLION Acquisition B.V., NXP B.V. and Philips Semiconductors B.V., as pledgors, and Morgan Stanley Senior Funding, Inc., as pledgee;

(h)	Pledge of IP Rights between NXP B.V., as pledgor, and Morgan Stanley Senior Funding, Inc., as pledgee; and

(i)	Deed of Mortgage between Philips Semiconductors B.V. and Morgan Stanley Senior Funding, Inc., as Global Collateral Agent.

“Enforcement Event” has the meaning given in the Collateral Agency Agreement.

“Environmental Law” shall mean any applicable Federal, state, foreign or local statute, Law, rule, regulation, ordinance, code and rule of common law now or hereafter in effect and in each case as amended, and any binding judicial or administrative interpretation thereof, including any binding judicial or administrative order, consent decree or judgment, relating to the protection of environment, including, without limitation, ambient air, surface water, groundwater, land surface and subsurface strata and natural resources such as wetlands, or human health or safety (to the extent relating to human exposure to hazardous materials), or hazardous materials.

“Equity Offering” means (a) a sale of Capital Stock of the Company (other than Disqualified Stock) other than offerings registered on Form S-8 (or any successor form) under the Securities Act or any similar offering in other jurisdictions, or (b) the sale of Capital Stock or other securities, the proceeds of which are contributed to the equity (other than through the issuance of Disqualified Stock or Designated Preference Shares or through an Excluded Contribution) of the Company or any of its Restricted Subsidiaries.

“Escrowed Proceeds” means the proceeds from the offering of any debt securities or other Indebtedness paid into an escrow account with an independent escrow agent on the date of the applicable offering or Incurrence pursuant to escrow arrangements that permit the release of amounts on deposit in such escrow account upon satisfaction of certain conditions or the occurrence of certain events. The term “Escrowed Proceeds” shall include any interest earned on the amounts held in escrow.

“EURIBOR Loan” means a loan bearing interest at the rate provided in Section 2.8(b).

“EURIBOR Rate” shall mean, for any Interest Period with respect to a EURIBOR Loan, the rate per annum equal to the offered rate administered by the Banking Federation of the European Union (“EURIBOR”) or a comparable or successor rate, which rate is approved by the Administrative Agent, on the applicable Reuters screen page (or such other commercially available source providing such quotations of EURIBOR as designated by the Administrative Agent from time to time) at approximately 11:00 a.m., Brussels time, two Business Days prior to the commencement of such Interest Period, for deposits in the Base Currency (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period; provided that to the extent a comparable or successor rate is approved by the Administrative Agent in connection herewith, the approved rate shall be applied in a manner consistent with market practice; provided, further, that to the extent such market practice is not administratively feasible for the Administrative Agent, such approved rate shall be applied in a manner as otherwise reasonably determined by the Administrative Agent in consultation with the Borrowers; provided, further, that if the EURIBOR Rate as determined pursuant to the foregoing provisions would otherwise be less than zero, the EURIBOR Rate shall be deemed to be zero for purposes of this Agreement; provided that, to the extent that an interest rate is not ascertainable pursuant to the foregoing provisions of this definition, “EURIBOR Rate” shall be the Interpolated Rate, for a period equal in length to the Interest Period of the Loan.

“Euro” and “€” means the lawful currency of Participating Member States.

“Event of Default” shall have the meaning provided in Section 11.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder, as amended.

“Exchange Rate” means (a) for the purposes of Section 10, the spot rate for the purchase of the Euro with the applicable currency other than Euro as published in The Financial Times in the “Currency Rates” section (or, if The Financial Times is no longer published, or if such information is no longer available in The Financial Times, such source as may be selected in good faith by the Company) on the date of such determination, or (b) for the purposes of determining the Base Currency Equivalent of the amount of any Loan or the Stated Amount of any Letter of Credit as of any Revaluation Date or on any date for the purposes of any redenomination pursuant to Section 2.10(b), the rate at which such currency may be exchanged into the Base Currency, as set forth at approximately 11:00 a.m. on such day on the Reuters world currency page for such currency; in the event that such rate does not appear on any Reuters world currency page, the Exchange Rate shall be determined by reference to such other publicly available service for displaying exchange rates as may be agreed upon by the Administrative Agent and the Company, or, in the absence of such agreement, such Exchange Rate shall instead be the arithmetic average of the spot rates of exchange of the Administrative Agent in the market where its foreign currency exchange operations in respect of such currency are then being conducted, at or about 11:00 a.m. on such date for the purchase of the Base Currency for delivery two Business Days later.

“Excluded Contribution” means Net Cash Proceeds or property or assets received by the Company as capital contributions to the equity (other than through the issuance of Disqualified Stock or Designated Preference Shares) of the Company after February 14, 2013 or from the issuance or sale (other than to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Company or any Subsidiary of the Company for the benefit of its employees to the extent funded by the Company or any Restricted Subsidiary) of Capital Stock (other than Disqualified Stock or Designated Preference Shares) of the Company, in each case, to the extent designated as an Excluded Contribution pursuant to an Officer’s Certificate of the Company.

“Excluded Taxes” shall mean, with respect to any Agent, any Lender or (subject to Section 13.7(c)(ii)) any Participant (a) (i) net income taxes and franchise taxes (imposed in lieu of net income taxes) and capital taxes imposed on such Agent, such Lender or such Participant, in each case imposed on such Agent, such Lender or such Participant as a result of such Agent, such Lender or such Participant doing business in the jurisdiction of the Governmental Authority imposing such tax or any political subdivision or taxing authority thereof or therein (other than any such connection arising solely from such Agent, such Lender or such Participant having executed, delivered or performed its obligations or received a payment under, or having been a party to (or participating in) or having enforced this Agreement or any other Credit Document), (ii) any Taxes imposed on such Lender (including a Lender not party to this Agreement at the Closing Date) to the extent attributable to such Lender’s failure to comply with Section 5.4(d) and (iii) any Taxes imposed on such Agent, such Lender or such Participant as a result of the gross negligence or willful misconduct of any Agent or Lender and (b) in the case of a Lender not party to this Agreement at the Closing Date, any withholding tax that is imposed on amounts payable to such Lender by a Relevant Taxing Jurisdiction under the law in effect at the time such Lender becomes a party to this Agreement (or, in the case of a Participant, on the date such Participant became a Participant hereunder); provided that this clause (b)) shall not apply to the extent that (x) the indemnity payments or additional amounts any Lender (or Participant) would be entitled to receive (without regard to this clause (b) do not exceed the indemnity payment or additional amounts that the person making the assignment, participation or transfer to such Lender (or Participant) would have been entitled to receive in the absence of such assignment, participation or transfer or (y) any Tax is imposed on a Lender in connection with an interest or participation in any Loan or other obligation that such Lender was required to acquire pursuant to Section 13.11(a) or that such Lender acquired pursuant to Section 13.8 (it being understood and agreed, for the avoidance of doubt, that any withholding tax imposed on a Lender or (subject to Section 13.7(c)(ii)) in respect of a Participant as a result of a Change in Law occurring after the time such Lender became a party to this Agreement (or designates a new lending office) or such Participant acquired its participation shall not be an Excluded Tax).

“Existing Fast Credit Facility” means the Third Amended and Restated Credit Agreement dated as of March 1, 2013 (as amended pursuant to (i) an Incremental Agreement, dated as of September 11, 2013, (ii) the Replacement Revolving Credit Facility Agreement and (iii)

Incremental Amendment dated as of February 10, 2014 and as amended, restated and/or supplemented prior to the date hereof) by and among, Freescale Semiconductor, Inc. and certain affiliates thereof, the lenders from time to time party thereto, and Citibank, N.A., as administrative agent and collateral agent.

“Existing Fast Mortgages” means the following documents:

(a)	the Deed of Trust, Assignment of Leases and Rents, Security Agreement and Financing Statement from Freescale Semiconductor, Inc. to Chicago Title Insurance Company, as trustee for the benefit of Citibank, N.A. as collateral agent, dated June 17, 2013 relating to the premises at 1300 North Alma School Road, Chandler, Arizona;

(b)	the Deed of Trust, Assignment of Leases and Rents, Security Agreement and Financing Statement from Freescale Semiconductor, Inc. to Rebecca Conrad, as trustee for the benefit of Citibank, N.A., as Collateral Agent, dated June 17, 2013 relating to the premises at 3501 Ed Bluestein Boulevard, Austin, Texas; and

(c)	the Deed of Trust, Assignment of Leases and Rents, Security Agreement and Financing Statement from Freescale Semiconductor, Inc. to Rebecca Conrad, as trustee for the benefit of Citibank, N.A., as Collateral Agent, dated June 17, 2013 relating to the premises at 6501 William Cannon Drive West, Austin, Texas.

“Existing Revolving Credit Class” shall have the meaning provided in Section 2.15(f).

“Existing Revolving Credit Commitment” shall have the meaning provided in Section 2.15(f).

“Existing Revolving Credit Facility” means the revolving facility agreement dated as of April 27, 2012, as amended by a joinder agreement dated October 24, 2012 (as amended, restated, supplemented or otherwise modified from time to time) by and among, Holdings, the Company, the Co-Borrower, the lending institutions from time to time party thereto, Morgan Stanley Senior Funding, Inc., as administrative agent and Collateral Agent and Mizuho Corporate Bank, Ltd., as Taiwan collateral agent.

“Existing Revolving Credit Loans” shall have the meaning provided in Section 2.15(f)(i).

“Existing Term Facility” means the term loan facility dated as of March 4, 2011, as amended by (i) the joinder and amendment agreement dated as of November 18, 2011, (ii) the new term loan joinder agreement dated as of February 16, 2012, (iii) the new term loan joinder agreement dated as of December 10, 2012, (iv) the 2013 new term loan joinder agreement dated as of November 27, 2013 and (v) the 2014 new term loan joinder agreement dated as of February 18, 2014, by and among the Company, the Co-Borrower, the lending institutions from time to time party thereto, Barclays Bank PLC, as administrative agent, Morgan Stanley Senior Funding, Inc., as Collateral Agent and Mizuho Corporate Bank, Ltd., as Taiwan collateral agent.

“Existing Term Loans” means the term loans made available under the Existing Term Facility.

“Extended Revolving Credit Commitments” shall have the meaning provided in Section 2.15(f)(i).

“Extended Revolving Credit Loans” shall have the meaning provided in Section 2.15(f)(i).

“Extended Revolving Loan Maturity Date” shall mean the date on which any tranche of Extended Revolving Credit Loans matures.

“Extending Lender” shall have the meaning provided in Section 2.15(g).

“Extension Amendment” shall have the meaning provided in Section 2.15(f)(ii).

“Extension Date” shall have the meaning provided in Section 2.15(f)(iii).

“Extension Election” shall have the meaning provided in Section 2.15(g).

“Extension Series” shall mean all Extended Revolving Credit Loans that are established pursuant to the same Extension Amendment (or any subsequent Extension Amendment to the extent such Extension Amendment expressly provides that the Extended Revolving Credit Loans, provided for therein are intended to be a part of any previously established Extension Series) and that provide for the same interest margins and extension fees.

“fair market value” may be conclusively established by means of an Officer’s Certificate or a resolution of the Board of Directors of the Company setting out such fair market value as determined by such Officer or such Board of Directors in good faith.

“Fast Secured Notes” means (i) the 5.00% senior secured notes due 2021 issued pursuant to an indenture, dated as of May 21, 2013, among certain affiliates of Target and The Bank of New York Mellon Trust Company, N.A. as trustee, as amended, supplemented and otherwise modified from time to time, including pursuant to the Fast Secured Notes Consent (the “2021 Fast Secured Notes Indenture”), and (ii) the 6.00% senior secured notes due 2022 issued pursuant to an indenture, dated as of November 1, 2013, among certain affiliates of Target and Wells Fargo Bank, National Association, as trustee, as amended, supplemented and otherwise modified from time to time, including pursuant to the Fast Secured Notes Consent (the “2022 Fast Secured Notes Indenture and, together with the 2021 Fast Secured Notes Indenture, the “Fast Secured Notes Indentures”).

“Fast Secured Notes Consent” means the consent with respect to certain amendments and waivers, including a change of control waiver, as they relate to the Fast Secured Notes.

“Fast Secured Notes Indentures” shall have the meaning assigned to such term in the definition of “Fast Secured Notes”.

“Federal Funds Effective Rate” shall mean, for any day, the weighted average of the per annum rates on overnight federal funds transactions with members of the Federal Reserve System, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average rate charged for the day of such transactions to the Administrative Agent as determined by the Administrative Agent.

“Fee Letter” means the Agency Fee Letter and/or the Arranger Fee Letter.

“Fees” shall mean all amounts payable pursuant to, or referred to in, Section 4.1.

“Fitch” means Fitch Ratings or any of its successors or assigns that is a Nationally Recognized Statistical Rating Organization.

“Fixed Charge Coverage Ratio” means, with respect to any Person on any determination date, the ratio of (x) Consolidated EBITDA of such Person for the most recently completed four consecutive fiscal quarters ending immediately prior to such determination date for which internal consolidated financial statements are available to (y) the Fixed Charges of such Person for such four consecutive fiscal quarters. In the event that the Company or any Restricted Subsidiary Incurs, assumes, guarantees, redeems, defeases, retires or extinguishes any Indebtedness (other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Fixed Charge Coverage Ratio Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such Incurrence, assumption, guarantee, redemption, defeasance, retirement or extinguishment of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, any Investment, acquisitions, dispositions, mergers, consolidations and disposed operations that have been made by the Company or any of its Restricted Subsidiaries, including the Transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Fixed Charge Coverage Ratio Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations and disposed or discontinued operations (and the change in any associated fixed charge obligations and the change in Consolidated EBITDA resulting therefrom), including the full run rate effect of anticipated synergies and cost savings, (that are reasonably identifiable factually supportable and projected by the Company in good faith to result from actions that have been taken or with respect to which substantial steps have been taken or are expected to be taken (in the good faith determination of the Company) within 18 months) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Company or any of its Restricted Subsidiaries since the beginning of such period shall have made any Investment, acquisition, disposition, merger or consolidation or disposed or discontinued any operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation, disposal or discontinuance had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or chief accounting officer of the Company including cost savings and synergies, (that are reasonably identifiable and factually supportable and projected by the Company in good faith to result from actions that have been taken or with respect to which substantial steps have been taken or are expected to be taken (in the good faith determination of the Company) within 18 months) as though the full effect of synergies and cost savings were realized on the first day of the relevant period and shall also include the reasonably anticipated full run rate cost savings effect (as calculated in good faith by a responsible financial or chief accounting officer of the Company) of cost savings programs that have been initiated by the Company or its Restricted Subsidiaries as though such cost savings programs had been fully implemented on the first day of the relevant period. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Fixed Charge Coverage Ratio

Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period except as set forth in the first paragraph of this definition. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be determined to have been based upon the rate actually chosen, or if none, then based upon such optional rate chosen as the Company may designate.

“Fixed Charges” means, with respect to any Person for any period, the sum of:

(a)	Consolidated Interest Expense of such Person for such period;

(b)	all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Preferred Stock during such period; and

(c)	all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Disqualified Stock during this period.

“FMSA” means the Dutch Financial Markets Supervision Act (Wet financieël toezicht).

“Foreign Currency” shall mean any currency other than the Base Currency.

“Freescale US Properties” shall mean the premises owned by Freescale Semiconductor, Inc. at (a) 1300 North Alma School Road, Chandler, Arizona, (b) 3501 Ed Bluestein Boulevard, Austin, Texas and (c) 6501 William Cannon Drive West, Austin, Texas.

“Fronting Exposure” means, at any time there is a Defaulting Lender, with respect to any Letter of Credit Issuer, such Defaulting Lender’s pro rata share of the outstanding Letter of Credit Exposure with respect to Letters of Credit issued by such Letter of Credit Issuer other than Letter Credit Exposure as to which such Defaulting Lender’s participation obligation has been reallocated to other Lenders or Cash Collateralized in accordance with the terms hereof.

“Fronting Fee” shall have the meaning provided in Section 4.1(e).

“GAAP” means generally accepted accounting principles in the United States of America as in effect on the date of any calculation or determination required hereunder. Except as otherwise set forth in this Agreement, all ratios and calculations based on GAAP contained in this Agreement shall be computed in accordance with GAAP. At any time after the Closing Date, the Company may elect to establish that GAAP shall mean the GAAP as in effect on or prior to the date of such election, provided that any such election, once made, shall be irrevocable. The Company shall give notice of either such election to the Administrative Agent and the Lenders. At any time after the Closing Date, the Company may elect to apply IFRS accounting principles in lieu of GAAP and, upon any such election, references herein to GAAP shall thereafter be construed to mean IFRS (except as otherwise provided in this Agreement), including as to the ability of the Company to make an election pursuant to the previous sentence provided that any such election, once made, shall be irrevocable; provided, further again, that the Company may only make such election if it also elects to report any subsequent financial reports required to be made by the Company including pursuant to this Agreement in IFRS. The Company shall give notice of any such election made in accordance with this definition to the Administrative Agent.

“Governmental Authority” shall mean any nation, sovereign, government or supra-national body, any state, province, territory or other political subdivision thereof, and any entity or authority exercising executive, legislative, judicial, regulatory, self-regulatory or administrative functions of or pertaining to government, including a central bank or stock exchange.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person, including any such obligation, direct or indirect, contingent or otherwise, of such Person:

(a)	to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

(b)	entered into primarily for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” will not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantor” means the Original Guarantors and each Additional Guarantor that Guarantees the obligations of the Borrowers under this Agreement pursuant to the Guaranty.

“Guaranty” means the Guaranty dated as of the date of this Agreement between, among others, the Administrative Agent, the Collateral Agent and the Original Guarantors (as supplemented from time to time).

“Hazardous Materials” shall mean (a) any petroleum or petroleum products, radioactive materials, friable asbestos, urea formaldehyde foam insulation, transformers or other equipment that contain dielectric fluid containing regulated levels of polychlorinated biphenyls, and radon gas; (b) any chemicals, materials or substances defined as or included in the definition of “hazardous substances”, “hazardous waste”, “hazardous materials”, “extremely hazardous waste”, “restricted hazardous waste”, “toxic substances”, “toxic pollutants”, “contaminants”, or “pollutants”, or words of similar import, under any applicable Environmental Law; and (c) any other chemical, material or substance, which is prohibited, limited or regulated by any Environmental Law.

“Hedge Agreement” shall mean an Interest Rate Agreement, Currency Agreement or Commodity Hedging Agreement.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Hedge Agreement.

“Holdings” shall mean NXP Semiconductors N.V.

“Immaterial Subsidiary” means any Restricted Subsidiary that has Total Assets and Consolidated EBITDA (in each case calculated on a basis consistent with the calculation of Total Assets and Consolidated EBITDA, but with respect to such Restricted Subsidiary rather than the Company) of less than 5.0% of the Company’s Total Assets and Consolidated EBITDA measured, in the case of Total Assets, at the end of the most recent fiscal period for which internal financial statements are available and, in the case of Consolidated EBITDA, for the four quarters ended most recently for which internal financial statements are available, in each case measured on a pro forma basis giving effect to any acquisitions or dispositions of companies, division or lines of business since such balance sheet date or the start of such four quarter period, as applicable, and on or prior to the date of acquisition of such subsidiary; provided, that if on the Closing Date the Existing Term Facility or any Senior Unsecured Notes is guaranteed by one or more Immaterial Subsidiaries that have Consolidated EBITDA that, in aggregate, exceeds the Consolidated EBITDA of those Restricted Subsidiaries that are required to guarantee this Agreement pursuant to Section 6.2 or 9.11(a) by more than 5% (such excess over 5%, the “Percentage Differential”), then the Company shall, within 60 days of the Closing Date, designate in writing to the Administrative Agent one or more Restricted Subsidiaries that would otherwise be Immaterial Subsidiaries as not being Immaterial Subsidiaries such that the Percentage Differential is no longer applicable.

“Impacted Loans” shall have the meaning provided in Section .2.10(a)(iii)

“Increased Amount Date” shall have the meaning provided in Section 2.15(a).

“Incremental Commitment” shall have the meaning provided in Section 2.15(a).

“Incremental Lender” shall have the meaning provided in Section 2.15(a).

“Incremental Revolving Credit Loan” shall mean each Loan made available under an Incremental Commitment.

“Incremental Revolving Credit Loan Maturity Date” shall mean the date on which the Incremental Revolving Credit Loans mature.

“Incur” means issue, create, assume, enter into any Guarantee of, incur, extend or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary and the terms “Incurred” and “Incurrence” have meanings correlative to the foregoing and any Indebtedness pursuant to any revolving credit or similar facility shall only be “Incurred” at the time any funds are borrowed thereunder.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(a)	the principal of indebtedness of such Person for borrowed money;

(b)	the principal of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(c)	all reimbursement obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments (the amount of such obligations being equal at any time to the aggregate then undrawn and unexpired amount of such letters of credit or other instruments plus the aggregate amount of drawings thereunder that have not been reimbursed) (except to the extent such reimbursement obligations relate to trade payables and such obligations are satisfied within 30 days of Incurrence), in each case only to the extent that the underlying obligation in respect of which the instrument was issued would be treated as Indebtedness;

(d)	the principal component of all obligations of such Person to pay the deferred and unpaid purchase price of property (except trade payables), where the deferred payment is arranged primarily as a means of raising finance, which purchase price is due more than one year after the date of placing such property in service or taking final delivery and title thereto;

(e)	Capitalized Lease Obligations of such Person;

(f)	the principal component of all obligations, or liquidation preference, of such Person with respect to any Disqualified Stock or, with respect to any Restricted Subsidiary, any Preferred Stock (but excluding, in each case, any accrued dividends);

(g)	the principal component of all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser of (i) the fair market value of such asset at such date of determination (as determined in good faith by the Company) and (ii) the amount of such Indebtedness of such other Persons;

(h)	Guarantees by such Person of the principal component of Indebtedness of other Persons to the extent Guaranteed by such Person; and

(i)	to the extent not otherwise included in this definition, net obligations of such Person under Currency Agreements and Interest Rate Agreements (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such obligation that would be payable by such Person at such time).

The term “Indebtedness” shall not include Subordinated Shareholder Funding or any lease, concession or license of property (or Guarantee thereof) which would be considered an operating lease under GAAP as in effect on the Closing Date, any asset retirement obligations, any prepayments of deposits received from clients or customers in the ordinary course of business, or obligations under any license, permit or other approval (or Guarantees given in respect of such obligations) Incurred prior to the Closing Date or in the ordinary course of business.

The amount of Indebtedness of any Person at any time in the case of a revolving credit or similar facility shall be the total amounts of funds borrowed and then outstanding and, in the case of letters of credit, bankers’ acceptances and similar instruments, reimbursement obligations outstanding (to the extent such obligations constitute Indebtedness under clause (c) above). The amount of Indebtedness of any Person at any date shall be determined as set forth above or otherwise provided in this Agreement, and (other than with respect to letters of credit or Guarantees or Indebtedness specified in clause (g) or (h) above) shall equal the amount thereof that would appear on a balance sheet of such Person (excluding any notes thereto) prepared on the basis of GAAP.

Notwithstanding the above provisions, in no event shall the following constitute Indebtedness:

(i)	Contingent Obligations Incurred in the ordinary course of business;

(ii)	in connection with the purchase by the Company or any Restricted Subsidiary of any business, any post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 30 days thereafter; or

(iii)	for the avoidance of doubt, any obligations in respect of workers’ compensation claims, early retirement or termination obligations, pension fund obligations or contributions or similar claims, obligations or contributions or social security or wage Taxes.

“Indemnified Taxes” shall mean all Taxes (other than Excluded Taxes) and Other Taxes.

“Independent Financial Advisor” means an investment banking or accounting firm of international standing or any third party appraiser of international standing; provided, however, that such firm or appraiser is not an Affiliate of the Company.

“Information” shall have the meaning provided in Section 8.16.

“Initial Investors” means:

(1)	KKR European Fund II, Limited Partnership, Bain Capital Fund IX, L.P., Bain Capital Fund VIII-E, L.P., Silver Lake Partners II Cayman, L.P., Apax Europe V-A, L.P., Apax Europe VI-A, L.P., AlpInvest Partners CS Investments 2006 C.V. and funds or partnerships related, managed or advised by any of them or any Affiliate of them; and

(2)	Philips and its Subsidiaries.

“Initial Public Offering” means an Equity Offering of common stock or other common equity interests of the Company or any Parent or any successor of the Company or any Parent (the “IPO Entity”) following which there is a Public Market and, as a result of which, the shares of common stock or other common equity interests of the IPO Entity in such offering are listed on an internationally recognized exchange or traded on an internationally recognized market.

“Initial Revolving Credit Commitments” means the Commitments of the Lenders made available on the Closing Date.

“Intangible Assets” means the value (net of applicable reserves), as shown on or reflected in the Company’s most recent consolidated balance sheet, of (i) all trade names, trademarks, licenses, patents, copyrights and goodwill, (ii) organizational and development costs, (iii) deferred charges (other than prepaid items such as insurance, taxes, interest, commissions, rents and similar items and tangible assets being amortized) and (iv) unamortized debt discount and expenses, less unamortized premium

“Interest Period” shall mean, with respect to any Loan, the interest period applicable thereto, as determined pursuant to Section 2.9.

“Interest Rate Agreement” means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement to which such Person is party or a beneficiary.

“Interpolated Rate” shall mean, with respect to the LIBOR Rate or EURIBOR Rate, as applicable, for any Loan, the rate which results from interpolating on a linear basis between: (a) the rate appearing on Reuters Screen LIBOR01 Page (or otherwise on the Reuters Screen) as the rate for deposits in the relevant currency for the longest period (for which that rate is available) which is less than the Interest Period and (b) the rate appearing on Reuters Screen LIBOR01 Page (or otherwise on the Reuters Screen) as the rate for deposits in the relevant currency for the shortest period (for which that rate is available) which exceeds the Interest Period, in each case as of approximately 11:00 A.M. (London time) on the date that is two Business Days prior to the commencement of such Interest Period.

“Investment” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan or other extensions of credit (other than advances or extensions of credit to customers, suppliers, directors, officers or employees of any Person in the ordinary course of business, and excluding any debt or extension of credit represented by a bank deposit other than a time deposit) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or the Incurrence of a Guarantee of any obligation of, or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such other Persons and all other items that are or would be classified as investments on a balance sheet prepared on the basis of GAAP; provided, however, that endorsements of negotiable instruments and documents in the ordinary course of business will not be deemed to be an Investment. If the Company or any Restricted Subsidiary issues, sells or otherwise disposes of any Capital Stock of a Person that is a Restricted Subsidiary such that, after giving effect thereto, such Person is no longer a Restricted Subsidiary, any Investment by the Company or any Restricted Subsidiary in such Person remaining after giving effect thereto will be deemed to be a new Investment at such time.

For purposes of Section 10.2:

(a)	“Investment” will include the portion (proportionate to the Company’s equity interest in a Restricted Subsidiary to be designated as an Unrestricted Subsidiary) of the fair market value of the net assets of such Restricted Subsidiary of the Company at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company will be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (i) the Company’s “Investment” in such Subsidiary at the time of such redesignation less (ii) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets (as conclusively determined by the Board of Directors of the Company in good faith) of such Subsidiary at the time that such Subsidiary is so redesignated a Restricted Subsidiary; and

(b)	any property transferred to or from an Unrestricted Subsidiary will be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Company.

The amount of any Investment outstanding at any time shall be the original cost of such Investment, reduced (at the Company’s option) by any dividend, distribution, interest payment, return of capital, repayment or other amount or value received in respect of such Investment.

“Investment Grade Securities” means:

(a)	securities issued or directly and fully Guaranteed or insured by the United States or Canadian government or any agency or instrumentality thereof (other than Cash Equivalents);

(b)	securities issued or directly and fully guaranteed or insured by a member of the European Union, or any agency or instrumentality thereof (other than Cash Equivalents);

(c)	debt securities or debt instruments with a rating of “A-” or higher from S&P or “A3” or higher by Moody’s or the equivalent of such rating by such rating organization or, if no rating of Moody’s or S&P then exists, the equivalent of such rating by any other Nationally Recognized Statistical Ratings Organization, but excluding any debt securities or instruments constituting loans or advances among the Company and its Subsidiaries; and

(d)	investments in any fund that invests exclusively in investments of the type described in clauses (a), (b) and (c) above which fund may also hold cash and Cash Equivalents pending investment or distribution.

“Investment Grade Status” shall occur when (i) the Company receives corporate credit ratings of and (ii) the Loans receive ratings of, in each case, at least two of the following:

(1)	“BBB–” or higher from S&P;

(2)	“Baa3” or higher from Moody’s; and

(3)	“BBB–” or higher from Fitch;

or the equivalent of such rating by any such rating organization or, if no rating of Moody’s, S&P or Fitch then exists, the equivalent of such rating by any other Nationally Recognized Statistical Ratings Organization.

“Investors” means The Blackstone Group, The Carlyle Group, Permira funds advised by Permira Advisers LLC, Texas Pacific Group and, if applicable, each of their respective Affiliates and funds or partnerships managed by any of them or their respective Affiliates but not including, however, any portfolio companies of any of the foregoing.

“IPO Market Capitalization” means an amount equal to (a) the total number of issued and outstanding shares of common stock or common equity interests of the IPO Entity at the time of closing of the Initial Public Offering multiplied by (b) the price per share at which such shares of common stock or common equity interests are sold in such Initial Public Offering.

“Jilin” means Jilin NXP Semiconductors Ltd. (formerly known as Philips Jilin Semiconductors Company) or any successor entity or business thereto.

“Joinder Agreement” shall have the meaning provided in Section 2.15(a)(iv).

“Joint Bookrunners” shall have the meaning given to such term in the preamble to this Agreement.

“Joint Lead Arrangers” shall have the meaning given to such term in the preamble to this Agreement.

“Latest Maturity Date” shall mean, at any date of determination, the latest Maturity Date applicable to any Credit Exposure hereunder at such time, including the latest maturity date of any Extended Revolving Credit Loan, as extended in accordance with this Agreement from time to time.

“Law” includes common or customary law, principles of equity and any constitution, code of practice, decree, judgment, decision, legislation, order, ordinance, regulation, by-law, statute, treaty or other legislative measure in any jurisdiction or any present or future directive, regulation, guideline, request, rule or requirement (in each case, whether or not having the force of law but, if not having the force of law, the compliance with which is in accordance with the general practice of persons to whom the directive, regulation, guideline, request, rule or requirement is intended to apply) of any Governmental Authority.

“L/C Advance” means, with respect to each Lender, such Lender’s funding of its participation in any L/C Borrowing in accordance with its Commitment Percentage pursuant to Section 3.3(d). All L/C Advances shall be denominated in the currency in which the relevant Letter of Credit is (or was) denominated.

“L/C Borrowing” means any extension of credit resulting from a drawing under a Letter of Credit which has not been reimbursed on the date when due or refinanced as a Loan.

“L/C Maturity Date” shall mean the date that is five Business Days prior to the Maturity Date.

“L/C Participant” shall have the meaning provided in Section 3.3(a).

“L/C Participation” shall have the meaning provided in Section 3.3(a).

“L/C Sublimit” means $250,000,000.

“Legal Reservations” means:

(a)	the principle that equitable remedies may be granted or refused at the discretion of a court and the limitation of enforcement by laws relating to insolvency, reorganization and other laws of any applicable jurisdiction generally affecting the rights of creditors;

(b)	the time barring of claims under the applicable limitation laws, the possibility that an undertaking to assume liability for or indemnify a person against non-payment of stamp duty (or similar taxes) may be void and defences of set-off or counterclaim; and

(c)	any other matters which are set out as qualifications or reservations as to matters of law in the legal opinions referred to in Section 6 and delivered to the Administrative Agent at the Closing Date or later delivered in connection with the provision of any Guarantee or Lien under any Security Document.

“Lender” shall have the meaning given to such term in the preamble to this Agreement (and shall include in any event any Incremental Lender).

“Lender Default” shall mean (a) the failure (which has not been cured as of the date that is three Business Days after the date on which such failure occurred) of a Lender to make available its portion of any Borrowing or to fund its portion of any unreimbursed payment under Section 3.3, unless such failure is the subject of a good faith dispute (b) a Lender having notified the Administrative Agent and/or the Borrower that it does not intend to comply with the obligations under Section 2.1(a) or 3.3 or (c) a Lender becoming the subject of a bankruptcy or insolvency proceeding.

“Letter of Credit” has the meaning given in Section 3.1.

“Letter of Credit Exposure” shall mean, with respect to any Lender, at any time, the sum of (a) the amount of any Unpaid Drawings in respect of which such Lender has made (or is required to have made) an L/C Advance to the Letter of Credit Issuer pursuant to Section 3.3(c) at such time and (b) such Lender’s Commitment Percentage of the Letters of Credit Outstanding at such time (excluding the portion thereof consisting of Unpaid Drawings in respect of which the Lenders have made (or are required to have made) payments to the Letter of Credit Issuer pursuant to Section 3.4).

“Letter of Credit Fee” shall have the meaning provided in Section 4.1(d).

“Letter of Credit Issuer” shall mean Citibank, N.A. and any Letter of Credit Issuer that agrees to act in such capacity and is appointed pursuant to Section 3.6. Any Letter of Credit Issuer may, in its discretion, arrange for one or more Letters of Credit to be issued by Affiliates of such Letter of Credit Issuer, and in each such case the term “Letter of Credit Issuer” shall include any such Affiliate with respect to Letters of Credit issued by such Affiliate. In the event that there is more than one “Letter of Credit Issuer” at any time, references herein and in the other Credit Documents to the Letter of Credit Issuer shall be deemed to refer to the Letter of Credit Issuer in respect of the applicable Letter of Credit or to all Letter of Credit Issuers, as the context requires.

“Letters of Credit Outstanding” shall mean, at any time, the sum of, without duplication, (a) the aggregate Stated Amount of all outstanding Letters of Credit and (b) the aggregate amount of all Unpaid Drawings in respect of all Letters of Credit.

“Letter of Credit Request” shall have the meaning provided in Section 3.2.

“LIBOR Loan” shall mean any Loan bearing interest at the rate provided in Section 2.8(b).

“LIBOR Rate” shall mean,

(i)

for any Interest Period with respect to a LIBOR Loan, the rate per annum equal to the offered rate administered by the ICE Benchmark Administration (“LIBOR”) or a comparable or successor rate, which rate is approved by the Administrative Agent, on the applicable Reuters screen page (or such other commercially available source providing such quotations of LIBOR as designated by the Administrative Agent from time to time) at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period, for deposits in the relevant currency (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period multiplied by (b) the Statutory Reserve Rate; provided that, to the extent that an interest rate is not ascertainable pursuant to the foregoing provisions of this definition, “LIBOR Rate” shall be the Interpolated Rate, for a period equal in length to the Interest Period of the Loan; and

(ii)	for any interest calculation with respect to an ABR Loan on any date, the rate per annum equal to LIBOR, at or about 11:00 a.m., London time determined on such date for US Dollar deposits with a term of one month commencing that day;

provided that to the extent a comparable or successor rate is approved by the Administrative Agent in connection herewith, the approved rate shall be applied in a manner consistent with market practice; provided, further, that to the extent such market practice is not administratively feasible for the Administrative Agent, such approved rate shall be applied in a manner as otherwise reasonably determined by the Administrative Agent in consultation with the Borrowers; provided, further, that if the LIBOR Rate as determined pursuant to the foregoing provisions would otherwise be less than zero, the LIBOR Rate shall be deemed to be zero for purposes of this Agreement.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

“Loan” shall mean any ABR Loan, EURIBOR Loan or LIBOR Loan made by any Lender hereunder (and shall include in any event any Incremental Revolving Credit Loans and any Extended Revolving Credit Loans).

“Management Advances” means loans or advances made to, or Guarantees with respect to loans or advances made to, directors, officers, employees or consultants of any Parent, the Company or any Restricted Subsidiary:

(a)	(i) in respect of travel, entertainment or moving related expenses Incurred in the ordinary course of business or (ii) for purposes of funding any such person’s purchase of Capital Stock or Subordinated Shareholder Funding (or similar obligations) of the Company, its Subsidiaries or any Parent with (in the case of this sub-clause (ii)) the approval of the Board of Directors;

(b)	in respect of moving related expenses Incurred in connection with any closing or consolidation of any facility or office; or

(c)	not exceeding €5,000,000 in the aggregate outstanding at any time.

“Management Investors” means the officers, directors, employees and other members of the management of or consultants to any Parent, the Company or any of their respective Subsidiaries, or spouses, family members or relatives thereof, or any trust, partnership or other entity for the benefit of or the beneficial owner of which (directly or indirectly) is any of the foregoing, or any of their heirs, executors, successors and legal representatives, who at any date beneficially own or have the right to acquire, directly or indirectly, Capital Stock of the Company, any Restricted Subsidiary or any Parent.

“Market Capitalization” means an amount equal to (a) the total number of issued and outstanding shares of common stock or common equity interests of the IPO Entity on the date of the declaration of the relevant dividend multiplied by (b) the arithmetic mean of the closing prices per share of such common stock or common equity interests for the 30 consecutive trading days immediately preceding the date of declaration of such dividend.

“Material Adverse Effect” means a material adverse effect on:

(a)	the consolidated business, assets or financial condition of the Company and its Subsidiaries taken as a whole such that the Company and its Subsidiaries taken as a whole would be reasonably likely to be unable to perform their payment obligations under any of the Credit Documents; and/or

(b)	subject to the Legal Reservations and the Agreed Security Principles, the validity of any security granted pursuant to the Credit Documents to which any Credit Party is a party in any way which is materially adverse to the interests of the Lenders under the Credit Documents taken as a whole and, without duplication of any other cure period, if capable of remedy, not remedied within 20 Business Days of the Company becoming aware of the issue or being given notice of the issue by the Administrative Agent.

“Maturity Date” shall mean the Revolving Credit Facility Maturity Date, the Incremental Revolving Credit Loan Maturity Date or the Extended Revolving Loan Maturity Date, as applicable.

“Merger Agreement” means the agreement and plan of merger dated March 1, 2015, by and among, Holdings, MergerSub and Target.

“MergerSub” means Nimble Acquisition Limited, a Bermuda exempted limited liability company, and a Subsidiary of the Company.

“Minimum Borrowing Amount” shall mean (a) with respect to a Borrowing of LIBOR Loans or EURIBOR Loans, $1,000,000 and (b) with respect to a Borrowing of ABR Loans, $500,000 or, in either case, its equivalent in any Alternative Currency.

“Minimum Collateral Amount” means, (A) with respect to Section 3.8(i) and (ii), the amount not greater than the Stated Amount of Letters of Credit Outstanding and (B) with respect to Section 3.8(iii), the amount not greater than the Fronting Exposure.

“Moody’s” means Moody’s Investors Service, Inc. or any of its successors or assigns that is a Nationally Recognized Statistical Rating Organization.

“Nationally Recognized Statistical Rating Organization” means a nationally recognized statistical rating organization within the meaning of Section 3(a)(62) of the Exchange Act.

“Net Available Cash” from an Asset Disposition (which term shall include, for the purposes of Section 5.2, the RF Power Disposition) means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and net proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of:

(a)	all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses Incurred, and all Taxes paid or required to be paid or accrued as a liability under GAAP (after taking into account any available tax credits or deductions and any Tax Sharing Agreements), as a consequence of such Asset Disposition;

(b)	all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or which by applicable law be repaid out of the proceeds from such Asset Disposition;

(c)	all distributions and other payments required to be made to minority interest holders (other than any Parent, the Company or any of their respective Subsidiaries) in Subsidiaries or joint ventures as a result of such Asset Disposition; and

(d)	the deduction of appropriate amounts required to be provided by the seller as a reserve, on the basis of GAAP, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition.

“Net Cash Proceeds,” with respect to any issuance or sale of Capital Stock or Subordinated Shareholder Funding, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually Incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions and any tax sharing arrangements).

“New Revolving Credit Loan Commitment” shall have the meaning provided in Section 2.15(a).

“New Revolving Loan Repayment Amount” shall have the meaning provided in Section 2.5(c).

“New Revolving Loan Repayment Date” shall have the meaning provided in Section 2.5(c).

“Non-Consenting Lender” shall have the meaning provided in Section 13.8(b).

“Non-Defaulting Lender” shall mean and include each Lender other than a Defaulting Lender.

“Note Indenture” means the Unsecured Note Indentures.

“Notice of Borrowing” shall have the meaning provided in Section 2.3(a).

“Notice of Conversion or Continuation” shall have the meaning provided in Section 2.6.

“Officer” means, with respect to any Person, (a) the Chairman of the Board of Directors, the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer, any Managing Director (or any two Managing Directors if elected by such Credit Party) or the Secretary (i) of such Person or (ii) if such Person is owned or managed by a single entity, of such entity; or (b) any other individual designated as an “Officer” for the purposes of this Agreement by the Board of Directors of such Person.

“Officer’s Certificate” means, with respect to any Person, a certificate signed by one Officer (or two officers, if elected by such Person) of such Person.

“Opinion of Counsel” means a written opinion from legal counsel reasonably satisfactory to the Administrative Agent. The counsel may be an employee of or counsel to the Company or its Subsidiaries.

“Original Credit Party” means each of the Company, the Co-Borrower and the Original Guarantors.

“Original Guarantors” means each of NXP Semiconductors Netherlands B.V., NXP B.V., NXP Funding LLC, NXP Semiconductors Taiwan Ltd, Freescale Semiconductor Holdings V, Inc. and Freescale Semiconductor, Inc..

“Other Creditors” shall have the meaning given in Section 10.13.

“Other Liens” shall have the meaning given in Section 10.13.

“Other Taxes” shall mean any and all present or future stamp, documentary or any other excise, property or similar taxes (including interest, fines, penalties, additions to tax and related expenses with regard thereto) arising directly from any payment made or required to be made under this Agreement or from the execution or delivery of, registration or enforcement of, consummation or administration of, or otherwise with respect to, this Agreement or any other Credit Document, other than any such taxes that arise from the assignment or participation of any rights or obligations under this Agreement in accordance with Section 13.7.

“Parent” means any Person of which the Company at any time is or becomes a Subsidiary after the Closing Date and any holding companies established by any Permitted Holder for purposes of holding its investment in any Parent.

“Parent Expenses” means:

(a)	costs (including all professional fees and expenses) Incurred by any Parent in connection with reporting obligations under or otherwise Incurred in connection with compliance with applicable laws, rules or regulations of any Governmental Authority, this Agreement, the Senior Notes or any other agreement or instrument relating to Indebtedness of the Company or any Restricted Subsidiary, including in respect of any reports filed with respect to the Securities Act, Exchange Act or the respective rules and regulations promulgated thereunder;

(b)	customary indemnification obligations of any Parent owing to directors, officers, employees or other Persons under its charter or by-laws or pursuant to written agreements with any such Person to the extent relating to the Company and its Subsidiaries;

(c)	obligations of any Parent in respect of director and officer insurance (including premiums therefor) to the extent relating to the Company and its Subsidiaries;

(d)	Transaction Expenses;

(e)	general corporate overhead expenses, including (i) professional fees and expenses and other operational expenses of any Parent related to the ownership or operation of the business of the Company or any of its Restricted Subsidiaries or (ii) costs and expenses with respect to any litigation or other dispute relating to the Transactions;

(f)	other fees, expenses and costs relating directly or indirectly to activities of the Company and its Subsidiaries or any Parent or any other Person which holds directly or indirectly any Capital Stock or Subordinated Shareholder Funding of the Company in an amount not to exceed €25,000,000 in any fiscal year; and

(g)	expenses Incurred by any Parent in connection with any public offering or other sale of Capital Stock or Indebtedness:

(i)	where the net proceeds of such offering or sale are intended to be received by or contributed to the Company or a Restricted Subsidiary,

(ii)	in a pro-rated amount of such expenses in proportion to the amount of such net proceeds intended to be so received or contributed, or

(iii)	otherwise on an interim basis prior to completion of such offering so long as any Parent shall cause the amount of such expenses to be repaid to the Company or the relevant Restricted Subsidiary out of the proceeds of such offering promptly if completed.

“Pari Passu Indebtedness” means Indebtedness of the Company or any Guarantor if such Indebtedness ranks equally in right of payment to the Loans or Unpaid Drawings (or the Guaranty with respect thereto, in the case of a Guarantor) and is, in each case, secured by Liens on assets of the Company or such Guarantor.

“Participant” shall have the meaning provided in Section 13.7(c).

“Participant Register” shall have the meaning provided in Section 13.7(c).

“Participating Member State” means any member state of the European Communities that adopts or has adopted the Euro as its lawful currency in accordance with legislation of the European Community relating to Economic and Monetary Union.

“Patriot Act” shall have the meaning provided in Section 13.22.

“Permitted Asset Swap” means the concurrent purchase and sale or exchange of assets used or useful in a Similar Business or a combination of such assets and cash, Cash Equivalents or Temporary Cash Investments between the Company or any of its Restricted Subsidiaries and another Person; provided that any cash or Cash Equivalents received in excess of the value of any cash or Cash Equivalents sold or exchanged must be applied in accordance with Section 10.5.

“Permitted Holders” means each of the Investors and members of management of the Company or its direct or indirect parent companies (including the Parent) on the Closing Date (following the closing of the Acquisition) who are holders of equity interests of the Company (or any of its direct or indirect parent companies) and any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members; provided, that, in the case of such group and without giving effect to the existence of such group or any other group, such Investors and members of management, collectively, have beneficial ownership of more than 50% of the total voting power of the Voting Stock of the Company or any of its direct or indirect parent companies held by such group.

“Permitted Investment” means (in each case, by the Company or any of its Restricted Subsidiaries):

(a)	Investments in (i) a Restricted Subsidiary (including the Capital Stock of a Restricted Subsidiary) or the Company or (ii) a Person (including the Capital Stock of any such Person) that is engaged in any Similar Business and such Person will, upon the making of such Investment, become a Restricted Subsidiary;

(b)	Investments in another Person if such Person is engaged in any Similar Business and as a result of such Investment such other Person is merged, consolidated or otherwise combined with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary;

(c)	Investments in cash, Cash Equivalents, Temporary Cash Investments or Investment Grade Securities;

(d)	Investments in receivables owing to the Company or any Restricted Subsidiary created or acquired in the ordinary course of business;

(e)	Investments in payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(f)	Management Advances;

(g)	Investments in Capital Stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary, or as a result of foreclosure, perfection or enforcement of any Lien, or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement including upon the bankruptcy or insolvency of a debtor;

(h)	Investments made as a result of the receipt of non-cash consideration from a sale or other disposition of property or assets, including an Asset Disposition (but excluding a Permitted Asset Swap), in each case, that was made in compliance with Section 10.5;

(i)	Investments in existence on, or made pursuant to legally binding commitments in existence on the Closing Date;

(j)	Currency Agreements, Interest Rate Agreements, Commodity Hedging Agreements and related Hedging Obligations, which transactions or obligations are Incurred in compliance with Section 10.1;

(k)	Investments, taken together with all other Investments made pursuant to this clause (k) and at any time outstanding, in an aggregate amount at the time of such Investment not to exceed €300,000,000; provided that, if an Investment is made pursuant to this clause in a Person that is not a Restricted Subsidiary and such Person subsequently becomes a Restricted Subsidiary or is subsequently designated a Restricted Subsidiary pursuant to Section 10.2, such Investment shall thereafter be deemed to have been made pursuant to clause (a) or (b) of the definition of “Permitted Investments” and not this clause;

(l)	pledges or deposits with respect to leases or utilities provided to third parties in the ordinary course of business or Liens otherwise described in the definition of “Permitted Liens” or made in connection with Liens permitted under the covenant described under Section 10.3;

(m)	any Investment to the extent made using Capital Stock of the Company (other than Disqualified Stock) or Capital Stock of any Parent as consideration;

(n)	any transaction to the extent constituting an Investment that is permitted and made in accordance with the provisions of Section 10.6(b) (except those described in Section 10.6(c)(i), 10.6(c)(iii), 10.6(c)(vi), 10.6(c)(viii), 10.6(c)(ix) and 10.6(c)(xii);

(o)	Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or licenses or leases of intellectual property, in any case, in the ordinary course of business and in accordance with this Agreement;

(p)	Guarantees not prohibited by Section 10.1 and (other than with respect to Indebtedness) guarantees, keepwells and similar arrangements in the ordinary course of business;

(q)	Investments (i) in SSMC to increase the Company’s percentage ownership thereof; provided that, after giving effect to such Investment, the Company is able to incur €1.00 of Indebtedness under Section 10.1(a) or (ii) in SSMC or any other Person partially financed by a Singapore government agency (or another project finance with a local or multilateral Governmental Authority) in an aggregate amount under this sub-clause (ii) not to exceed €300,000,000;

(r)	Loans to Jilin on terms consistent with past practices between Jilin and Philips, not to exceed €25,000,000 at any one time outstanding;

(s)	Investments in research and development programs to fund research and development activities and maintenance capital expenditures in an aggregate amount not to exceed €290.0 million plus €50.0 million per annum thereafter (with a carryover of unused amounts). less any amounts invested on or after October 12, 2006 and prior to February 14, 2013 pursuant to comparable provisions of notes issued by the Company; and

(t)	Investments in Permitted Joint Ventures not to exceed, in the aggregate, the greater of €250,000,000 and 5% of Total Assets plus, in each case, an amount equal to 100% of the dividends or distributions (including payments received in respect of loans and advances) received by the Company or a Restricted Subsidiary from any Investment from a Permitted Joint Venture (which Investment was made in reliance on this clause (t)(which dividends or distributions are not included in the calculation under Section 10.2(a)(iv)(C)); provided that if an Investment is made pursuant to this clause in a Person that is not a Restricted Subsidiary and such Person is subsequently designated a Restricted Subsidiary pursuant to Section 10.2, such Investment shall thereafter be deemed to have been made pursuant to clause (a) of the definition of Permitted Investments and not this clause.

“Permitted Joint Venture” means (a) any corporation, association or other business entity (other than a partnership) that is not a Restricted Subsidiary and that, in each case, is engaged primarily in a Similar Business and of which a portion of the Capital Stock is at the time of determination owned or controlled, directly or indirectly, by the Company or one or more Restricted Subsidiaries or a combination thereof and (b) any partnership, joint venture, limited liability company or similar entity that is not a Restricted Subsidiary and that, in each case, is engaged primarily in a Similar Business and of which a portion of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are at the time of determination, owned or controlled, directly or indirectly, by the Company or one or more Restricted Subsidiaries or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise.

“Permitted Liens” means, with respect to any Person:

(a)	Liens on assets or property of a Restricted Subsidiary that is not any of the Borrowers or a Guarantor securing Indebtedness of any Restricted Subsidiary that is not any of the Borrowers or a Guarantor;

(b)	pledges, deposits or Liens under workmen’s compensation laws, unemployment insurance laws, social security laws or similar legislation, or insurance related obligations (including pledges or deposits securing liability to insurance carriers under insurance or self-insurance arrangements), or in connection with bids, tenders, completion guarantees, contracts (other than for borrowed money) or leases, or to secure utilities, licenses, public or statutory obligations, or to secure surety, indemnity, judgment, appeal or performance bonds, guarantees of government contracts (or other similar bonds, instruments or obligations), or as security for contested taxes or import or customs duties or for the payment of rent, or other obligations of like nature, in each case Incurred in the ordinary course of business;

(c)	Liens imposed by law, including carriers’, warehousemen’s, mechanics’, landlords’, materialmen’s and repairmen’s or other like Liens, in each case for sums not yet overdue for a period of more than 60 days or that are bonded or being contested in good faith by appropriate proceedings;

(d)	Liens for taxes, assessments or other governmental charges not yet delinquent or which are being contested in good faith by appropriate proceedings; provided that appropriate reserves required pursuant to GAAP have been made in respect thereof;

(e)	Liens in favor of issuers of surety, performance or other bonds, guarantees or letters of credit or bankers’ acceptances (not issued to support Indebtedness for borrowed money) issued pursuant to the request of and for the account of the Company or any Restricted Subsidiary in the ordinary course of its business;

(f)	encumbrances, ground leases, easements (including reciprocal easement agreements), survey exceptions, or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including minor defects or irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental to the conduct of the business of the Company and its Restricted Subsidiaries or to the ownership of its properties which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of the Company and its Restricted Subsidiaries;

(g)	Liens on assets or property of the Company or any Restricted Subsidiary securing Hedging Obligations permitted under this Agreement;

(h)	leases, licenses, subleases and sublicenses of assets (including real property and intellectual property rights), in each case entered into in the ordinary course of business;

(i)	Liens arising out of judgments, decrees, orders or awards not giving rise to an Event of Default so long as any appropriate legal proceedings which may have been duly initiated for the review of such judgment, decree, order or award have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(j)	Liens on assets or property of the Company or any Restricted Subsidiary for the purpose of securing Capitalized Lease Obligations or Purchase Money Obligations, or securing the payment of all or a part of the purchase price of, or securing other Indebtedness Incurred to finance or refinance the acquisition, improvement or construction of, assets or property acquired or constructed in the ordinary course of business; provided that (i) the aggregate principal amount of Indebtedness secured by such Liens is otherwise permitted to be Incurred under this Agreement and (ii) any such Lien may not extend to any assets or property of the Company or any Restricted Subsidiary other than assets or property acquired, improved, constructed or leased with the proceeds of such Indebtedness and any improvements or accessions to such assets and property;

(k)	Liens arising by virtue of any statutory or common law provisions relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary or financial institution;

(l)	Liens arising from Uniform Commercial Code financing statement filings (or similar filings in other applicable jurisdictions) regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

(m)	Liens existing on the Closing Date;

(n)	Liens on property, other assets or shares of stock of a Person at the time such Person becomes a Restricted Subsidiary (or at the time the Company or a Restricted Subsidiary acquires such property, other assets or shares of stock, including any acquisition by means of a merger, consolidation or other business combination transaction with or into the Company or any Restricted Subsidiary); provided, however, that such Liens are not created, Incurred or assumed in anticipation of or in connection with such other Person becoming a Restricted Subsidiary (or such acquisition of such property, other assets or stock); provided, further, that such Liens are limited to all or part of the same property, other assets or stock (plus improvements, accession, proceeds or dividends or distributions in connection with the original property, other assets or stock) that secured (or, under the written arrangements under which such Liens arose, could secure) the obligations to which such Liens relate;

(o)	Liens on assets or property of the Company or any Restricted Subsidiary securing Indebtedness or other obligations of the Company or such Restricted Subsidiary owing to the Company or another Restricted Subsidiary, or Liens in favor of the Company or any Restricted Subsidiary;

(p)	Liens securing Refinancing Indebtedness Incurred to refinance Indebtedness that was previously so secured, and permitted to be secured under this Agreement; provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property that is or could be the security for or subject to a Permitted Lien hereunder;

(q)	any interest or title of a lessor under any Capitalized Lease Obligation or operating lease;

(r)	(i) mortgages, liens, security interests, restrictions, encumbrances or any other matters of record that have been placed by any government, statutory or regulatory authority, developer, landlord or other third party on property over which the Company or any Restricted Subsidiary of the Company has easement rights or on any leased property and subordination or similar arrangements relating thereto and (ii) any condemnation or eminent domain proceedings affecting any real property;

(s)	any encumbrance or restriction (including put and call arrangements) with respect to Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

(t)	Liens on property or assets under construction (and related rights) in favor of a contractor or developer or arising from progress or partial payments by a third party relating to such property or assets;

(u)	Liens on cash accounts securing Indebtedness incurred under Section 10.1(b)(xi) with local financial institutions;

(v)	Liens on Escrowed Proceeds for the benefit of the related holders of debt securities or other Indebtedness (or the underwriters or arrangers thereof) or on cash set aside at the time of the Incurrence of any Indebtedness or government securities purchased with such cash, in either case to the extent such cash or government securities prefund the payment of interest on such Indebtedness and are held in an escrow account or similar arrangement to be applied for such purpose;

(w)	Liens securing or arising by reason of any netting or set-off arrangement entered into in the ordinary course of banking or other trading activities or Liens over cash accounts securing cash pooling or cash management arrangements;

(x)	Liens arising out of conditional sale, title retention, hire purchase, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(y)	Liens Incurred in the ordinary course of business with respect to obligations (other than Indebtedness for borrowed money) which do not exceed €50,000,000 at any one time outstanding;

(z)	Liens on Capital Stock or other securities or assets of any Unrestricted Subsidiary that secure Indebtedness of such Unrestricted Subsidiary;

(aa)	any security granted over the marketable securities portfolio described in clause (i) of the definition of “Cash Equivalents” in connection with the disposal thereof to a third party; and

(bb)	other Liens (including successive extensions, renewals, alterations or replacements thereof) not excepted by clauses (a) through (aa) above, provided that after giving effect thereto the aggregate principal amount of the Secured Indebtedness of the Company and its Restricted Subsidiaries secured by such Liens does not exceed the greater of (A) the Post Merger Amount, (B) the amount that would cause the Consolidated Secured Leverage Ratio to exceed 2.5 to 1.0 and (C) 15% of the Consolidated Net Tangible Assets, in each case after giving effect to such Incurrence and the application of the proceeds therefrom.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision thereof or any other entity.

“Philips” means Koninklijke Philips Electronics N.V.

“Platform” shall have the meaning provided in Section 13.21(b).

“Post Merger Amount” means an amount equal to the aggregate principal amount of Secured Indebtedness (i) that has been, or is available to be, drawn under the Revolving Credit Agreement on the Closing Date, (ii) that the Company or any of its Subsidiaries have outstanding as of the Closing Date (including, without limitation, the Loans), plus (iii) that will remain outstanding at the Target or any of its Subsidiaries upon completion of the Acquisition (including, without limitation, the Fast Secured Notes).

“Preferred Stock,” as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“Prime Rate” shall mean the rate of interest per annum determined from time to time by the Administrative Agent as its prime rate in effect at its principal office in New York City and notified to the Borrower. The prime rate is a rate set by the Administrative Agent based upon various factors including Administrative Agent’s costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above, or below such rate.

“Public Lender” shall have the meaning provided in Section 13.21(b).

“Public Market” means any time after:

(a)	an Equity Offering has been consummated; and

(b)	shares of common stock or other common equity interests of the IPO Entity having a market value in excess of €100,000,000 on the date of such Equity Offering have been distributed pursuant to such Equity Offering.

“Public Offering” means any offering, including an Initial Public Offering, of shares of common stock or other common equity interests that are listed on an exchange or publicly offered (which shall include an offering pursuant to Rule 144A and/or Regulation S under the Securities Act to professional market investors or similar persons).

“Purchase Money Obligations” means any Indebtedness Incurred to finance or refinance the acquisition, leasing, construction or improvement of property (real or personal) or assets (including Capital Stock), and whether acquired through the direct acquisition of such property or assets or the acquisition of the Capital Stock of any Person owning such property or assets, or otherwise.

“RCF Parallel Debt” means, in relation to the Underlying Debt, an obligation to pay to the Collateral Agent an amount equal to (and in the same currency as) the amount of the Underlying Debt outstanding from time to time.

“RCF Parallel Debt Secured Party” shall have the meaning provided in Section 9.18(a).

“Refinance” means refinance, refund, replace, renew, repay, modify, restate, defer, substitute, supplement, reissue, resell, extend or increase (including pursuant to any defeasance or discharge mechanism) and the terms “refinances,” “refinanced” and “refinancing” as used for any purpose in this Agreement shall have a correlative meaning.

“Refinancing Indebtedness” means Indebtedness that is Incurred to refund, refinance, replace, exchange, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) any Indebtedness existing on the date of this Agreement or Incurred in compliance with this Agreement (including Indebtedness of the Company that refinances Indebtedness of any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of the Company or another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness; provided, however, that:

(a)	if the Indebtedness being refinanced constitutes Subordinated Indebtedness, the Refinancing Indebtedness has a final Stated Maturity at the time such Refinancing Indebtedness is Incurred that is the same as or later than the final Stated Maturity of the Indebtedness being refinanced or, if shorter, this Agreement;

(b)	such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced (plus, without duplication, any additional Indebtedness Incurred to pay interest or premiums required by the instruments governing such existing Indebtedness and costs, expenses and fees Incurred in connection therewith);

(c)	if the Indebtedness being refinanced is expressly subordinated to this Agreement, such Refinancing Indebtedness is subordinated to this Agreement on terms at least as favorable to the Lenders as those contained in the documentation governing the Indebtedness being refinanced;

provided, however, that Refinancing Indebtedness shall not include Indebtedness of the Company or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary.

Refinancing Indebtedness in respect of any Credit Facility or any other Indebtedness may be Incurred from time to time after the termination, discharge or repayment of any such Credit Facility or other Indebtedness.

“Register” shall have the meaning provided in Section 13.7(b)(iv).

“Regulation D” shall mean Regulation D of the Board as from time to time in effect and any successor to all or a portion thereof establishing reserve requirements.

“Regulation T” shall mean Regulation T of the Board as from time to time in effect and any successor to all or a portion thereof establishing margin requirements.

“Regulation U” shall mean Regulation U of the Board as from time to time in effect and any successor to all or a portion thereof establishing margin requirements.

“Regulation X” shall mean Regulation X of the Board as from time to time in effect and any successor to all or a portion thereof establishing margin requirements.

“Reimbursement Date” has the meaning given in Section 3.4.

“Related Parties” shall mean, with respect to any specified Person, such Person’s controlled Affiliates and the directors, officers, employees, agents, trustees, advisors, members of such Person and any Person that possesses, directly or indirectly, the power to direct or cause the direction of the management or policies of such Person, whether through the ability to exercise voting power, by contract or otherwise, and any successors of each of the foregoing.

“Related Person” with respect to any Permitted Holder means:

(a)	any controlling equity holder or Subsidiary of such Person; or

(b)	in the case of an individual, any spouse, family member or relative of such individual, any trust or partnership for the benefit of one or more of such individual and any such spouse, family member or relative, or the estate, executor, administrator, committee or beneficiaries of any thereof; or

(c)	any trust, corporation, partnership or other Person for which one or more of the Permitted Holders and other Related Persons of any thereof constitute the beneficiaries, stockholders, partners or owners thereof, or Persons beneficially holding in the aggregate a majority (or more) controlling interest therein; or

(d)	in the case of the Initial Investors any investment fund or vehicle managed, sponsored or advised by such Person or any successor thereto, or by any Affiliate of such Person or any such successor.

“Related Taxes” means

(a)	any Taxes, including sales, use, transfer, rental, ad valorem, value added, stamp, property, consumption, franchise, license, capital, registration, business, customs, net worth, gross receipts, excise, occupancy, intangibles or similar Taxes (other than (x) Taxes measured by income and (y) withholding imposed on payments made by any Parent), required to be paid (provided such Taxes are in fact paid) by any Parent by virtue of its:

(i)	being organized or having Capital Stock outstanding (but not by virtue of owning stock or other equity interests of any corporation or other entity other than, directly or indirectly, the Company or any of the Company’s Subsidiaries);

(ii)	issuing or holding Subordinated Shareholder Funding;

(iii)	being a holding company parent, directly or indirectly, of the Company or any of the Company’s Subsidiaries;

(iv)	receiving dividends from or other distributions in respect of the Capital Stock of, directly or indirectly, the Company or any of the Company’s Subsidiaries; or

(v)	having made any payment in respect to any of the items for which the Company is permitted to make payments to any Parent pursuant to Section 10.2; or

(b)	if and for so long as the Company is a member of a group filing a consolidated or combined tax return with any Parent, any Taxes measured by income for which such Parent is liable up to an amount not to exceed with respect to such Taxes the amount of any such Taxes that the Company and its Subsidiaries would have been required to pay on a separate company basis or on a consolidated basis if the Company and its Subsidiaries had paid tax on a consolidated, combined, group, affiliated or unitary basis on behalf of an affiliated group consisting only of the Company and its Subsidiaries.

“Relevant Interbank Market” means in relation to Euros, the European interbank market and, in relation to any other currency, the London interbank market.

“Relevant Jurisdictions” shall have the meaning given to that term in Section 9.12.

“Relevant Jurisdiction Guarantor” shall have the meaning given to that term in Section 9.12.

“Relevant Taxing Jurisdiction” shall mean any jurisdiction in which the Borrowers are organized or otherwise considered to be a resident for tax purposes at the time such Lender becomes a party to this Agreement, or any political subdivision or Governmental Authority thereof or therein having the power to tax.

“Required Lenders” shall mean, at any date, (a) until the Total Commitments are reduced to zero, Non-Defaulting Lenders holding more than 50% of the sum of (i) the aggregate principal amount of Loans outstanding, (ii) Letter of Credit Exposures and (iii) the Adjusted Total Commitment, in each case, as at such date, or (b) if the Total Commitments have been terminated, the holders (excluding Defaulting Lenders) of a majority of the outstanding principal amount of the Loans and Letter of Credit Exposures (excluding the Loans and Letter of Credit Exposure of Defaulting Lenders) in the aggregate at such date (with the aggregate Base Currency Equivalent of each Lender’s risk participation and funded participation in L/C Borrowings being deemed “held” by such Lender for the purposes of the definition).

“Requirement of Law” shall mean, as to any Person, the Certificate of Incorporation and by-laws or other organizational or governing documents of such Person, and any law, treaty, rule or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or assets or to which such Person or any of its property or assets is subject.

“Responsible Officer” means:

(a)	when used with respect to the Administrative Agent, any officer within the Loan Operations Group (or any successor group of the Administrative Agent) or any other officer of the Administrative Agent customarily performing functions similar to those performed by any of the above designated officers and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject; or

(b)	when used with respect to any Credit Party or any of its Subsidiaries, the chief executive officer, chief financial officer, where customary in the relevant jurisdiction, any Managing Director (or any two Managing Directors, if elected by such Credit Party), treasurer, controller or any other senior officer (or two such officers, if the relevant Credit Party so elects) authorized to represent such Credit Party and designated as such by the Company in writing to the Administrative Agent.

“Restricted Investment” means any Investment other than a Permitted Investment.

“Restricted Payment” has the meaning given in Section 10.2(a)(i).

“Restricted Subsidiary” means any Subsidiary of the Company other than an Unrestricted Subsidiary.

“Revaluation Date” means (a) each date on which a Credit Event occurs, (b) each date of a continuation or conversion of a Loan pursuant to Section 2.6, (c) the last day of the Interest Period with respect to a Loan or, if earlier, the date which is three months after the date of the Borrowing of a Loan, (d) each date of an amendment, extension or renewal of any Letter of Credit having the effect of increasing the amount thereof, (e) each date of any payment or disbursement by a Letter of Credit Issuer under any Letter of Credit and (f) each date necessary for purposes of calculating amounts payable hereunder on any particular date.

“Revolving Credit Facility Maturity Date” December 7, 2020, or, if such date is not a Business Day, the next preceding Business Day.

“RF Power Disposition” shall mean any disposal of all the shares and material assets comprising the RF power business of the Company and its Subsidiaries.

“S&P” means Standard & Poor’s Investors Ratings Services or any of its successors or assigns that is a Nationally Recognized Statistical Rating Organization.

“Sanctions” has the meaning in Section 9.10.

“SEC” shall mean the Securities and Exchange Commission or any successor thereto.

“Section 2.15 Additional Amendment” shall have the meaning provided in Section 2.15(f)(ii).

“Secured Indebtedness” means any Indebtedness secured by a Lien.

“Secured Obligations” shall have the meaning assigned to such term in the Security Documents.

“Secured Parties” shall have the meaning assigned to such term in the applicable Security Documents.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder, as amended.

“Security Documents” shall mean, collectively, (a) the Collateral Agency Agreement, (b) the US Security Documents, (b) the Dutch Security Documents and (d) each other security agreement or other instrument or document executed and delivered pursuant to Section 9.12, Section 9.17 or pursuant to any of the Security Documents to secure any of the Secured Obligations.

“Senior Management” means the officers, directors, and other members of Senior Management of the Company or any of its Subsidiaries, who at any date beneficially own or have the right to acquire, directly or indirectly, Capital Stock of the Company or any Parent and with an equity investment in excess of €250,000.

“Senior Notes” means the Senior Unsecured Notes and the Fast Secured Notes.

“Senior Unsecured Notes” means the senior unsecured notes issued by the Company pursuant to each Unsecured Note Indenture.

“Significant Subsidiary” means any Restricted Subsidiary that meets any of the following conditions:

(a)	the Company’s and its Restricted Subsidiaries’ investments in and advances to the Restricted Subsidiary exceed 10% of the Total Assets of the Company and its Restricted Subsidiaries on a consolidated basis as of the end of the most recently completed fiscal year;

(b)	the Company’s and its Restricted Subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the Restricted Subsidiary exceeds 10% of the Total Assets of the Company and its Restricted Subsidiaries on a consolidated basis as of the end of the most recently completed fiscal year; or

(c)	the Company’s and its Restricted Subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the Restricted Subsidiary exceeds 10% of such income of the Company and its Restricted Subsidiaries on a consolidated basis for the most recently completed fiscal year.

“Similar Business” means (a) any businesses, services or activities engaged in by the Company or any of its Subsidiaries or any Associates on the Closing Date and (b) any businesses, services and activities engaged in by the Company or any of its Subsidiaries or any Associates that are related, complementary, incidental, ancillary or similar to any of the foregoing or are extensions or developments of any thereof.

“Singapore Dollars” or “S$” means the lawful currency of the Republic of Singapore.

“Singapore Dollars Sublimit” means €250,000,000 (or its equivalent in Singapore Dollars).

“Specified Existing Revolving Credit Commitment” shall have the meaning provided in Section 2.15(f)(i).

“Specified Representations” shall mean the representations and warranties made by the Borrowers set forth in Sections 8.1(a) and 8.1(b) (as related to the borrowing under, guaranteeing under, granting of security interests in the Collateral to, and performance of, the Credit Documents), 8.2(a), 8.2(b)(A) (only in respect of the certificate or articles of incorporation or other constitutive documents or by-laws of any Credit Party and as related to the borrowing under, guaranteeing under, granting of security interests in the Collateral to, and performance of, the Credit Documents), 8.3, 8.5, 8.6, 8.7 and 8.8 (on the Closing Date only and after giving effect to the Transactions).

“SSMC” means Systems on Silicon Manufacturing Company Pte or any successor entity or business thereto. For purposes of Section 10.2 and the definition “Asset Disposition” references to SSMC shall also refer to any Unrestricted Subsidiary (x) any Capital Stock or debt of which is owned directly or indirectly by SSMC or (y) which has received a cash distribution or dividend from SSMC.

“Stated Amount” of any Letter of Credit shall mean the maximum amount from time to time available to be drawn thereunder, determined without regard to whether any conditions to drawing could then be met.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“Statutory Reserve Rate” shall mean for any day as applied to any LIBOR Loan, a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentages that are in effect on that day (including any marginal, special, emergency or supplemental reserves), expressed as a decimal, as prescribed by the Board and to which the Administrative Agent is subject, for eurocurrency funding (currently referred to as “Eurocurrency Liabilities” in Regulation D of the Board). Such reserve percentages shall include those imposed pursuant to such Regulation D. LIBOR Loans shall be deemed to constitute eurocurrency funding and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under such Regulation D or any comparable regulation. The Statutory Reserve Rate shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

“Sterling” and “£” means the lawful currency of the United Kingdom.

“Subordinated Indebtedness” means, with respect to any person, any Indebtedness (whether outstanding on the Closing Date or thereafter Incurred) which is expressly subordinated in right of payment to the obligations of the Borrowers under this Agreement pursuant to a written agreement.

“Subordinated Shareholder Funding” means, collectively, any funds provided to the Company by a Parent in exchange for or pursuant to any security, instrument or agreement other than Capital Stock, together with any such security, instrument or agreement and any other security or instrument other than Capital Stock issued in payment of any obligation under any Subordinated Shareholder Funding; provided, however, that such Subordinated Shareholder Funding:

(a)	does not mature or require any amortization, redemption or other repayment of principal or any sinking fund payment prior to the seventh anniversary of this Agreement (other than through conversion or exchange of such funding into Capital Stock (other than Disqualified Stock) of the Company or any funding meeting the requirements of this definition);

(b)	does not require, prior to the seventh anniversary of this Agreement, payment of cash interest, cash withholding amounts or other cash gross-ups, or any similar cash amounts;

(c)	contains no change of control or similar provisions and does not accelerate and has no right to declare a default or event of default or take any enforcement action or otherwise require any cash payment, in each case, prior to the seventh anniversary of this Agreement;

(d)	does not provide for or require any security interest or encumbrance over any asset of the Company or any of its Subsidiaries; and

(e)	pursuant to its terms is fully subordinated and junior in right of payment to this Agreement, the Term Credit Agreement, and the Senior Notes pursuant to subordination, payment blockage and enforcement limitation terms which are customary in all material respects for similar funding.

“Subsidiary” means, with respect to any Person:

(a)	any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof; or

(b)	any partnership, joint venture, limited liability company or similar entity of which:

(i)	more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership interests or otherwise; and

(ii)	such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Successor Parent” with respect to any Person means any other Person with more than 50% of the total voting power of the Voting Stock of which is, at the time the first Person becomes a Subsidiary of such other Person, “beneficially owned” (as defined below) by one or more Persons that “beneficially owned” (as defined below) more than 50% of the total voting power of the Voting Stock of the first Person immediately prior to the first Person becoming a Subsidiary of such other Person and, for the avoidance of doubt, Holdings constitutes a “Successor Parent” of the Company. For purposes hereof, “beneficially own” has the meaning correlative to the term “beneficial owner,” as such term is defined in Rules 13d-3 and 13d-5 under the Exchange Act (as in effect on the Closing Date).

“Superpriority Ranking” shall have the meaning provided in Section 10.3(b).

“Swiss Francs” and “Fr” means the lawful currency of the Federal Republic of Switzerland.

“Target” means Freescale Semiconductor, Ltd, a limited liability company incorporated under the laws of Bermuda.

“Tax Credit” means any credit against any Taxes or any relief or remission for Taxes (or their repayment).

“Tax Distribution” shall mean any distribution permitted to be paid pursuant to Section 10.2(c)(ix)(A).

“Taxes” means all present and future taxes, levies, imposts, deductions, charges, duties and withholdings and any charges of a similar nature (including interest, penalties and other liabilities with respect thereto) that are imposed by any Governmental Authority.

“Tax Sharing Agreement” means any tax sharing or profit and loss pooling or similar agreement with customary or arm’s-length terms entered into with any Parent or Unrestricted Subsidiary, as the same may be amended, supplemented, waived or otherwise modified from time to time in accordance with the terms thereof and of this Agreement.

“Temporary Cash Investments” means any of the following:

(a)	any investment in:

(i)	direct obligations of, or obligations Guaranteed by, (A) the United States of America or Canada, (B) any European Union member state, (C) Switzerland or Norway, (D) any country in whose currency funds are being held specifically pending application in the making of an investment or capital expenditure by the Company or a Restricted Subsidiary in that country with such funds or (E) any agency or instrumentality of any such country or member state, or

(ii)	direct obligations of any country recognized by the United States of America rated at least “A” by S&P or “A-1” by Moody’s (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any Nationally Recognized Statistical Rating Organization);

(b)	overnight bank deposits, and investments in time deposit accounts, certificates of deposit, bankers’ acceptances and money market deposits (or, with respect to foreign banks, similar instruments) maturing not more than one year after the date of acquisition thereof issued by:

(i)	any Lender;

(ii)	any institution authorized to operate as a bank in any of the countries or member states referred to in subclause (a)(i) above; or

(iii)	any bank or trust company organized under the laws of any such country or member state or any political subdivision thereof;

in each case, having capital and surplus aggregating in excess of €250,000,000 (or the Base Currency or Foreign Currency equivalent thereof) and whose long-term debt is rated at least “A” by S&P or “A-2” by Moody’s (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any Nationally Recognized Statistical Rating Organization) at the time such Investment is made;

(c)	repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (a) or (b) above entered into with a Person meeting the qualifications described in clause (b) above;

(d)	Investments in commercial paper, maturing not more than 270 days after the date of acquisition, issued by a Person (other than the Company or any of its Subsidiaries), with a rating at the time as of which any Investment therein is made of “P-2” (or higher) according to Moody’s or “A-2” (or higher) according to S&P (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any Nationally Recognized Statistical Rating Organization);

(e)	Investments in securities maturing not more than one year after the date of acquisition issued or fully Guaranteed by any state, commonwealth or territory of the United States of America, Canada, any European Union member state or Switzerland, Norway or by any political subdivision or taxing authority of any such state, commonwealth, territory, country or member state, and rated at least “BBB” by S&P or “Baa3” by Moody’s (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any Nationally Recognized Statistical Rating Organization);

(f)	bills of exchange issued in the United States, Canada, a member state of the European Union, Switzerland, Norway or Japan eligible for rediscount at the relevant central bank and accepted by a bank (or any dematerialized equivalent);

(g)	any money market deposit accounts issued or offered by a commercial bank organized under the laws of a country that is a member of the Organization for Economic Co-operation and Development, in each case, having capital and surplus in excess of €250,000,000 (or the Base Currency or Foreign Currency equivalent thereof) or whose long term debt is rated at least “A” by S&P or “A2” by Moody’s (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any Nationally Recognized Statistical Rating Organization) at the time such Investment is made;

(h)	investment funds investing 95% of their assets in securities of the type described in clauses (a) through (g) above (which funds may also hold reasonable amounts of cash pending investment and/or distribution); and

(i)	investments in money market funds complying with the risk limiting conditions of Rule 2a-7 (or any successor rule) of the SEC under the U.S. Investment Company Act of 1940, as amended.

“Term Credit Agreement” shall mean the secured term credit agreement dated on or about the date hereof, by and among, the parties to this Agreement and certain others party thereto from time to time.

“Termination Date” shall mean the date on which the Commitments shall have terminated, no Loans shall be outstanding and the Letters of Credit Outstanding shall have been reduced to zero.

“The Netherlands” and “the Netherlands” means the European part of the Kingdom of The Netherlands (Koninkrijk der Nederlanden).

“Total Assets” means the consolidated total assets of the Company and its Restricted Subsidiaries in accordance with GAAP as shown on the most recent balance sheet of such Person;

“Total Commitments” shall mean the sum of the Commitments of all the Lenders.

“Transactions” shall mean, collectively, the extension of credit under and transactions contemplated by this Agreement, the Term Credit Agreement, the Acquisition, the Fast Secured Notes Consent, the consummation of any other transactions in connection with the foregoing (including in connection with the Merger Agreement and the payment of the fees and expenses incurred in connection with any of the foregoing (including the Transaction Expenses)).

“Transaction Expenses” shall mean any fees or expenses incurred or paid by Holdings, the Company or any of its Subsidiaries in connection with the Transactions, this Agreement and the other Credit Documents and the transactions contemplated hereby and thereby.

“Transferee” shall have the meaning provided in Section 13.7(e).

“Type” shall mean, in relation to any Loan, its nature as an ABR Loan, a LIBOR Loan or a EURIBOR Loan.

“Underlying Debt” means, in relation to each of the Credit Parties and at any given time, each obligation (whether present or future, actual or contingent) owing by that Credit Party to an RCF Parallel Debt Secured Party under the Credit Documents (including, for the avoidance of doubt, any change or increase in those obligations pursuant to or in connection with any amendment or supplement or restatement or novation of this Agreement, whether or not anticipated as of the date of this Agreement) excluding that obligor’s RCF Parallel Debts.

“Uniform Commercial Code” means the New York Uniform Commercial Code.

“Unpaid Drawing” shall have the meaning provided in Section 3.4.

“Unrestricted Subsidiary” means SSMC, Jilin and:

(a)	any Subsidiary of the Company (other than the Co-Borrower) that at the time of determination is an Unrestricted Subsidiary (as designated by the Board of Directors of the Company in the manner provided below); and

(b)	any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger, consolidation or other business combination transaction, or Investment therein) to be an Unrestricted Subsidiary only if:

(i)	such Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of, or own or hold any Lien on any property of, the Company or any other Subsidiary of the Company which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary; and

(ii)	such designation and the Investment of the Company in such Subsidiary complies with Section 10.2.

Any such designation by the Board of Directors of the Company shall be evidenced to the Administrative Agent by filing with the Administrative Agent a resolution of the Board of Directors of the Company giving effect to such designation and an Officer’s Certificate certifying that such designation complies with the foregoing conditions.

The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, that immediately after giving effect to such designation (a) no Default or Event of Default would result therefrom, and (b)(i) the Company could Incur at least €1.00 of additional Indebtedness under Section 10.1(a) or (ii) the Fixed Charge Coverage Ratio would not be worse than it was immediately prior to giving effect to such designation, in each case, on a pro forma basis taking into account such designation. Any such designation by the Board of Directors shall be evidenced to the Administrative Agent by promptly filing with the Administrative Agent a copy of the resolution of the Board of Directors giving effect to such designation or an Officer’s Certificate certifying that such designation complied with the foregoing provisions.

“Unsecured Note Indenture” means each of (i) the indenture relating to the issuance of Senior Unsecured Notes entered into on February 14, 2013 between the Company, certain subsidiary guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee, (ii) the indenture relating to the issuance of Senior Unsecured Notes entered into on March 12, 2013 between the Company, certain subsidiary guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee, (iii) the indenture relating to the issuance of Senior Unsecured Notes entered into on May 20, 2013 between the Company, certain subsidiary guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee, (iv) the indenture relating to the issuance of the Senior Unsecured Notes entered into on September 24, 2013 between the Company, certain subsidiary guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee and (v) the indenture relating to the issuance of Senior Notes entered into on June 2, 2015, between the Company, the Co-Borrower and Deutsche Bank Trust Company Americas, as trustee.

“US Dollars”, “Dollars” and “US$” means the lawful currency of the United States of America.

“US Government Obligations” means securities that are (a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally Guaranteed as a full faith and credit obligation of the United States of America, which, in either case, are not callable or redeemable at the option of the Company thereof, and shall also include a depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such US Government Obligations or a specific payment of principal of or interest on any such US Government Obligations held by such custodian for the account of the holder of such depositary receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the US Government Obligations or the specific payment of principal of or interest on the US Government Obligations evidenced by such depositary receipt.

“US Security Agreement” shall have the meaning given in the definition of “US Security Documents”

“US Security Documents” shall mean the following documents, each dated as of September 29, 2006 and any amendments, supplements or other agreements entered into in connection therewith:

(a)	Security Agreement among Philips Semiconductors USA Inc., NXP Funding LLC, and Morgan Stanley Senior Funding, Inc., as Global Collateral Agent (the “US Security Agreement”);

(b)	Pledge of Shares between NXP B.V., as pledgor, and Morgan Stanley Senior Funding, Inc., as pledgee in relation to the shares in Philips Semiconductors USA Inc.; and

(c)	IP Security Agreement between NXP B.V. and Morgan Stanley Senior Funding, Inc., as Global Collateral Agent, relating to intellectual property in the United States and any short form version thereof filed with any relevant governmental authorities.

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled to vote in the election of directors.

“Wholly-Owned Subsidiary” means a Restricted Subsidiary of the Company, all of the Capital Stock of which (other than directors’ qualifying shares or shares required by any applicable law or regulation to be held by a Person other than the Company or another Wholly-Owned Subsidiary) is owned by the Company or another Wholly-Owned Subsidiary.

“Wholly Owned U.S. Restricted Subsidiary” means a Wholly-Owned Subsidiary which has been incorporated in the United States of America.

“Yen” and “¥” means the lawful currency of Japan.

1.2	Other Interpretive Provisions. With reference to this Agreement and each other Credit Document, unless otherwise specified herein or in such other Credit Document:

(a)	The meanings of defined terms are equally applicable to the singular and plural forms of the defined terms.

(b)	The words “herein”, “hereto”, “hereof” and “hereunder” and words of similar import when used in any Credit Document shall refer to such Credit Document as a whole and not to any particular provision thereof.

(c)	Article, Section, Exhibit and Schedule references are to the Credit Document in which such reference appears.

(d)	The term “including” is by way of example and not limitation.

(e)	The term “documents” includes any and all instruments, documents, agreements, certificates, notices, reports, financial statements and other writings, however evidenced, whether in physical or electronic form.

(f)	In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including”; the words “to” and “until” each mean “to but excluding”; and the word “through” means “to and including”.

(g)	Section headings herein and in the other Credit Documents are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Credit Document.

(h)	Any reference herein to any Person shall be construed to include such Person’s successors and assigns.

(i)	Any reference to a “Managing Director” of the Company or a Credit Party organized or established under the laws of the Netherlands means a managing director (bestuurder).

1.3	Accounting Terms.

(a)	All accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Agreement shall be prepared in conformity with, GAAP.

(b)	Where reference is made to “the Company and its Restricted Subsidiaries on a consolidated basis” or similar language, such consolidation shall not include any Subsidiaries of the Company other than Restricted Subsidiaries.

1.4	Rounding. Any financial ratios required to be maintained by the Company pursuant to this Agreement (or required to be satisfied in order for a specific action to be permitted under this Agreement) shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number).

1.5	References to Agreements, Laws, Etc. Unless otherwise expressly provided herein, (a) references to organizational and constitutive documents, agreements (including this Agreement and each of the other Credit Documents) and other contractual instruments shall be deemed to include all subsequent amendments, restatements, amendment and restatements, extensions, supplements and other modifications thereto, but only to the extent that such amendments, restatements, amendment and restatements, extensions, supplements and other modifications are permitted by any Credit Document; and (b) references to any Law shall include all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such Law.

1.6	Exchange Rates. For purposes of determining compliance under Sections 10.2 (other than with respect to determining the amount of any Indebtedness) and 10.5, with respect to any amount in a Base Currency or Foreign Currency (other than Euros), such amount shall be deemed to equal the Euro equivalent thereof based on the average Exchange Rate for a Base Currency or Foreign Currency for the most recent twelve-month period immediately prior to the date of determination determined in a manner consistent with that used in calculating Consolidated EBITDA for the related period. For purposes of determining compliance with Sections 10.1, 10.2 and 10.3, with respect to any amount of Indebtedness in a Base Currency or Foreign Currency (other than Euros), compliance will be determined at the time of Incurrence or advancing thereof using the Euro equivalent thereof at the Exchange Rate in effect at the time of such Incurrence or advancement.

1.7	Liability of Co-Borrower. The Co-Borrower shall be jointly and severally liable for all of the obligations and liabilities of the Company under this Agreement and the other Credit Documents; provided that the obligations of the Co-Borrower under this Agreement and the other Credit Documents shall be limited to an aggregate amount that would not render such obligations subject to avoidance under Section 548 of the United States Bankruptcy Code or any comparable provisions of applicable law.

1.8	Times of Day. Unless otherwise specified, all references herein to times of day shall be references to Eastern time (daylight or standard, as applicable).

1.9	Timing of Payment or Performance. Except as otherwise provided herein, when the payment of any obligation or the performance of any covenant, duty, or obligation is stated to be due or performance required on (or before) a day which is not a Business Day, the date of such payment (other than as described in the definition of Interest Period) or performance shall extend to the immediately succeeding Business Day, and such extension of time shall be reflected in computing interest or fees, as the case may be.

1.10	Certifications. All certifications to be made hereunder by an officer or representative of a Credit Party shall be made by such a Person in his or her capacity solely as an officer or a representative of such Credit Party, on such Credit Party’s behalf and not in such Person’s individual capacity.

1.11	Compliance with Certain Sections. In the event that any Lien, Investment, Indebtedness (whether at the time of incurrence or upon application of all or a portion of the proceeds thereof), disposition, Restricted Payment, Affiliate transaction, contractual requirement, or prepayment of Indebtedness meets the criteria of one or more than one of the categories of transactions then permitted pursuant to any clause or subsection of Sections 10.1, 10.2, 10.3, 10.5 or 10.6 then, such transaction (or portion thereof) at any time shall be allocated to one or more of such clauses or subsections within the relevant sections as determined by the Borrower in its sole discretion at such time.

2.	AMOUNT AND TERMS OF CREDIT

2.1

Commitments. (a) Subject to and upon the terms and conditions herein set forth, each Lender severally agrees to make a Loan or Loans denominated in the Base Currency or any Alternative Currency to the Borrowers which Loans (i) shall be made at any time and from time to time on and after the Closing Date and prior to the Maturity Date; (ii) may, at the option of the relevant Borrower be incurred and maintained as, and/or converted into, ABR Loans (in the case of Loans denominated in the Base Currency), LIBOR Loans or EURIBOR Loans, provided that all Loans made by each of the Lenders pursuant to the same Borrowing shall, unless otherwise specifically provided herein, consist entirely of Loans of the same Type, (iii) may be repaid (without premium or penalty) and reborrowed in accordance with the provisions hereof, (iv) shall not, for any such Lender at any time, after giving effect thereto and to the application of the proceeds thereof, result in such Lender’s Credit Exposure at such time exceeding such Lender’s Commitment at such time, (v) shall not, after giving effect thereto and to the application of the proceeds thereof, result at any time in the aggregate amount of the Lenders’ Credit Exposures at such time exceeding the Total Commitment then in effect and (vi) shall not, after giving effect thereto and to the application of the proceeds thereof, result at any time in the aggregate amount of the Lenders’ Credit Exposures at such time denominated in Singapore Dollars exceeding the Singapore Dollars Sublimit.

(b)	Each Lender may at its option make any EURIBOR Loan or LIBOR Loan by causing any domestic or foreign branch or Affiliate of such Lender to make such Loan, provided that (i) any exercise of such option shall not affect the obligation of the Borrowers to repay such Loan and (ii) in exercising such option, such Lender shall use its reasonable efforts to minimize any increased costs to the Borrowers resulting therefrom (which obligation of the Lender shall not require it to take, or refrain from taking, actions that it determines would result in increased costs for which it will not be compensated hereunder or that it determines would be otherwise disadvantageous to it and in the event of such request for costs for which compensation is provided under this Agreement, the provisions of Section 2.10 shall apply). In the event that any Loan is made by any domestic or foreign branch or Affiliate of a Lender on behalf of such Lender as contemplated by this clause (b) all of the provisions of this Agreement applicable to Lenders shall apply to and be enforceable by any such domestic or foreign branch or Affiliate.

2.2	Minimum Amount of Each Borrowing; Maximum Number of Borrowings. The aggregate principal amount of each Borrowing shall be in a multiple of, in the case of LIBOR Loans and EURIBOR Loans, €1,000,000 (or its equivalent in any other Alternative Currency) or, in the case of ABR Loans, $500,000 and, in each case, shall not be less than the Minimum Borrowing Amount with respect thereto. More than one Borrowing may be incurred on any date, provided that at no time shall there be outstanding more than 25 Borrowings of Loans under this Agreement.

2.3

Notice of Borrowing. (a) To request the borrowing of any Loans (other than borrowings to repay Unpaid Drawings), the relevant Borrower shall give the Administrative Agent at the Administrative Agent’s Office written notice (or telephonic notice promptly confirmed in writing), (i) prior to 10:00 a.m. on at least the second Business Day prior to the date of each Borrowing of LIBOR Loans or EURIBOR Loans in Euro or Sterling, (ii) prior to 12:00 Noon on at least the first Business Day prior to the date of each Borrowing of ABR Loans, (iii) prior to 10:00 a.m. on at least the third Business Day prior to the date of each Borrowing of LIBOR Loans or EURIBOR Loans in any currency other than Euro or Sterling. Each such notice (a “Notice of Borrowing”), except as otherwise expressly provided in Section 2.10, shall specify (i) the aggregate principal amount of the Loans to be made pursuant to such Borrowing, (ii) the date of Borrowing (which shall be a Business Day), (iii) the currency of such Borrowing (which shall be the Base Currency in the case of ABR Loans, Euro in the case of EURIBOR Loans or the Base Currency or an Alternative Currency in the case of LIBOR Loans) and (iv) whether the respective Borrowing shall consist of ABR Loans, LIBOR Loans or EURIBOR Loans and, if LIBOR Loans or EURIBOR Loans, the Interest Period to be initially applicable thereto. If a Borrower specifies a Type of Loan but fails to specify the currency of such Loan in a Notice of Borrowing, then the Loan so requested shall be made in the Base Currency in the case of LIBOR Loans and ABR Loans or Euros in the case of EURIBOR Loans. If a Borrower specifies the currency of a Loan but fails to specify a Type of Loan in a Notice of Borrowing, then the Loan so required shall be an ABR Loan (in the case of Loans denominated in the Base Currency), a EURIBOR Loan in the case of Loans denominated in Euro, or a LIBOR Loan (in the case of Loans denominated in any other Alternative Currency). If a Borrower fails to specify both the currency of a Loan and the Type of Loan in a Notice of Borrowing, then the Loan so requested shall be a made in the Base Currency and shall be an ABR Loan. If a Borrower fails to specify an Interest Period (if applicable) of a Loan in a Notice of Borrowing then the Loan so requested shall have an initial Interest Period of one month. Upon receipt of a Notice of Borrowing, the Administrative Agent shall confirm there are sufficient Available Commitments and that the Singapore Dollars Sublimit will not be exceeded after giving effect to the proposed Borrowing and the Administrative Agent shall promptly give each Lender written notice (or telephonic notice promptly confirmed in writing) of each proposed Borrowing, of such Lender’s proportionate share thereof and of the other matters covered by the related Notice of Borrowing. Borrowings to reimburse Unpaid Drawings shall be made upon the notice specified in Section 3.4.

(b)	Without in any way limiting the obligation of any Borrower to confirm in writing any notice it may give hereunder by telephone, the Administrative Agent may act prior to receipt of written confirmation without liability upon the basis of such telephonic notice believed by the Administrative Agent in good faith to be from an Authorized Officer of such Borrower. In each such case, such Borrower hereby waives the right to dispute the Administrative Agent’s record of the terms of any such telephonic notice. Any Notice of Borrowing delivered in writing to the Administrative Agent shall be in substantially the form set forth in Exhibit B.

2.4	Disbursement of Funds. (a) No later than 12:00 Noon on the date specified in each Notice of Borrowing, each Lender will make available its pro rata portion, if any, of each Borrowing requested to be made on such date and in the manner provided below, provided that, on the Closing Date such funds may be made available at such earlier time as may be agreed among the Lenders, the Company and the Administrative Agent for the purpose of consummating the Transactions.

(b)

Unless otherwise agreed by the Company and the Administrative Agent in writing, each Lender shall make available all amounts it is to fund to the Borrowers under any Borrowing for its applicable Commitments in immediately available funds in the relevant currency to the Administrative Agent at the Administrative Agent’s Office and the Administrative Agent will (except in the case of Borrowings to repay Unpaid Drawings) make available to the Borrowers, by depositing to an account designated by the Company to the Administrative Agent the aggregate of the amounts so made available in the relevant currency. Unless the Administrative Agent shall have been notified by any Lender prior to the date of any such Borrowing that such Lender does not intend to make available to the Administrative Agent its portion of the Borrowing or Borrowings to be made on such date, the Administrative Agent may assume that such Lender has made such amount available to the Administrative Agent on such date of Borrowing, and the Administrative Agent, in reliance upon such assumption, may (in its sole discretion and without any obligation to do so) make available to the Borrowers a corresponding amount. If such corresponding amount is not in fact made available to the Administrative Agent by such Lender and the Administrative Agent has made available same to the Borrowers, the Administrative Agent shall be entitled to recover such corresponding amount from such Lender. If such Lender does not pay such corresponding amount forthwith upon the Administrative Agent’s demand therefor the Administrative Agent shall promptly notify the Borrowers, and the Borrowers shall immediately pay such corresponding amount to the Administrative Agent. The Administrative Agent shall also be entitled to recover from such Lender or the Borrowers interest on such corresponding amount in respect of each day from the date such corresponding amount was made available by the Administrative Agent to the Borrowers to the date such corresponding amount is recovered by the Administrative Agent, at a rate per annum equal to (i) if paid by such Lender, the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry practice on interbank compensation, plus any administrative, processing or similar fees customarily charged by the Administrative Agent in connection with the foregoing, or (ii) if paid by the Borrower, the then-applicable rate of interest, calculated in accordance with Section 2.8, for the relevant Loans.

(c)	Nothing in this Section 2.4 shall be deemed to relieve any Lender from its obligation to fulfill its commitments hereunder or to prejudice any rights that any Borrower may have against any Lender as a result of any default by such Lender hereunder (it being understood, however, that the obligations of each Lender hereunder are several and no Lender shall be responsible for the failure of any other Lender to fulfill its obligations hereunder).

2.5	Repayment of Loans; Evidence of Debt. (a) Each Borrower shall repay to the Administrative Agent, for the benefit of the Lenders, on the Maturity Date, the then-unpaid Loans made to such Borrower.

(b)	The Borrowers shall, jointly and severally, repay to the Administrative Agent, for the benefit of the Lenders, on each Extended Revolving Loan Maturity Date, the then outstanding amount of Extended Revolving Credit Loans.

(c)	In the event that any Incremental Revolving Credit Loans are made, such Incremental Revolving Credit Loans shall, subject to Section 2.15(d), be repaid by the Borrower in the amounts (each, a “New Revolving Loan Repayment Amount”) and on the dates (each a “New Revolving Loan Repayment Date”) set forth in the applicable Joinder Agreement.

(d)	Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of each Borrower to the appropriate lending office of such Lender resulting from each Loan made by such lending office of such Lender from time to time, including the amounts of principal and interest payable and paid to such lending office of such Lender from time to time under this Agreement.

(e)	The Administrative Agent shall maintain the Register pursuant to Section 13.7(b), in which Register shall be recorded (i) the amount of each Loan made hereunder, the relevant Borrower of such Loan, the Type of each Loan made, the Class of each Loan made and the Interest Period applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrowers to each Lender hereunder and (iii) the amount of any sum received by the Administrative Agent hereunder from the relevant Borrower and each Lender’s share thereof.

(f)

The entries made in the Register and accounts maintained pursuant to paragraphs (b) and (c) of this Section 2.5 shall, to the extent permitted by applicable Law, be prima facie evidence of the existence and amounts of the obligations of a Borrower therein recorded; provided, however, that the failure of any Lender or the Administrative Agent to maintain such account, such Register or such subaccount, as applicable, or any error therein, shall not in any manner affect the obligation of any Borrower to repay (with applicable interest) the Loans made to such Borrower by such Lender in accordance with the terms of this Agreement.

2.6	Conversions and Continuations. (a) The Company shall have the option on any Business Day to convert all or a portion of the outstanding principal amount of Loans made of one Type into a Borrowing or Borrowings of another Type and shall have the option on any Business Day to continue the outstanding principal amount of any LIBOR Loans or EURIBOR Loans, as the case may be, for an additional Interest Period, provided that (i) no partial conversion of LIBOR Loans or EURIBOR Loans shall reduce the outstanding principal amount of LIBOR Loans or EURIBOR Loans made pursuant to a single Borrowing to less than the Minimum Borrowing Amount, (ii) ABR Loans may not be converted into LIBOR Loans if a Default or Event of Default is in existence on the date of the conversion and the Administrative Agent has or the Required Lenders have determined in its or their sole discretion not to permit such conversion, (iii) LIBOR Loans denominated in US Dollars may not be continued as LIBOR Loans for an additional Interest Period if an Event of Default is in existence on the date of the proposed continuation and the Administrative Agent has or the Required Lenders have determined in its or their sole discretion not to permit such continuation, and (iv) Borrowings resulting from conversions pursuant to this Section 2.6 shall be limited in number as provided in Section 2.2. Each such conversion or continuation shall be effected by the Company by giving the Administrative Agent at the Administrative Agent’s Office prior to 10:00 a.m., New York City time, at least three Business Days’ (or one Business Day’s notice in the case of a conversion into ABR Loans) prior written notice (or telephonic notice promptly confirmed in writing) (each, a “Notice of Conversion or Continuation”) specifying the Loans to be so converted or continued, the Type of Loans to be converted or continued into and, if such Loans or are to be converted into or continued as LIBOR Loans or EURIBOR Loans, the Interest Period to be initially applicable thereto. The Administrative Agent shall give each Lender notice as promptly as practicable of any such proposed conversion or continuation affecting any of its Loans.

(b)	If any Default or Event of Default is in existence at the time of any proposed continuation of any LIBOR Loans denominated in US Dollars and the Administrative Agent has or the Required Lenders have determined in its or their sole discretion not to permit such continuation, such LIBOR Loans shall be automatically converted on the last day of the current Interest Period into ABR Loans. If upon the expiration of any Interest Period in respect of LIBOR Loans or EURIBOR Loans, a Borrower has failed to specify a new Interest Period to be applicable thereto as provided in paragraph (a) above, such Borrower shall be deemed to have specified an Interest Period of one month, effective as of the expiration date of such current Interest Period. If a Borrower requests the conversion to, or continuation of, a LIBOR Loan or a EURIBOR Loan, but fails to specify an Interest Period, it will be deemed to have specified an Interest Period of one month. No Loan may be converted into or continued as a Loan denominated in a different currency, but instead such Loan must be prepaid in the original currency of such Loan and a new Loan reborrowed in the other currency.

2.7	Pro Rata Borrowings. The borrowing of Loans under this Agreement and each borrowing outstanding from time to time hereunder shall be made or maintained, as applicable by the Lenders pro rata on the basis of their then-applicable Commitments. It is understood that (a) no Lender shall be responsible for any default by any other Lender in its obligation to make Loans hereunder and that each Lender shall be obligated to make the Loans provided to be made by it hereunder, regardless of the failure of any other Lender to fulfill its commitments hereunder and

(b) other than as expressly provided herein with respect to a Defaulting Lender, failure by a Lender to perform any of its obligations under any of the Credit Documents shall not release any Person from performance of its obligation under any Credit Document.

2.8	Interest. (a) The unpaid principal amount of each ABR Loan shall bear interest from the date of the Borrowing thereof until maturity thereof (whether by acceleration or otherwise) at a rate per annum that shall at all times be the aggregate of the Applicable ABR Margin plus the ABR in effect from time to time.

(b)	The unpaid principal amount of each LIBOR Loan shall bear interest from the date of the Borrowing thereof until maturity thereof (whether by acceleration or otherwise) at a rate per annum that shall at all times be the aggregate of the Applicable LIBOR Margin in effect from time to time and the relevant LIBOR Rate.

(c)	The unpaid principal amount of each EURIBOR Loan shall bear interest for the date of the Borrowing thereof until maturity thereof (whether by acceleration or otherwise) at a rate per annum that shall at all times be the aggregate of the Applicable EURIBOR Margin in effect from time to time, and the relevant EURIBOR Rate.

(d)	If all or a portion of (i) the principal amount of any Loan (ii) the principal amount of any Unpaid Drawing or (iii) any interest payable thereon shall not be paid when due (whether at the stated maturity, by acceleration or otherwise), such overdue amount shall bear interest at a rate per annum that is (x) in the case of overdue principal on any Loan or Unpaid Drawing, the rate that would otherwise be applicable thereto plus 2% or (y) in the case of any overdue interest, to the extent permitted by applicable law, the rate described in Section 2.8 (a), (b) or (c), as applicable, plus 2%, in each case from and including the date of such non-payment to but excluding the date on which such amount is paid in full (after as well as before judgment).

(e)	Interest on each Loan shall accrue from and including the date of the borrowing thereof to but excluding the date of any repayment thereof and shall be payable (i) on in respect of each ABR Loan, quarterly in arrears on the last day of each March, June, September and December, (ii) in respect of each LIBOR Loan or EURIBOR Loan, the last day of each Interest Period applicable thereto and, in the case of an Interest Period in excess of three months, on each date occurring at three-month intervals after the first day of such Interest Period, and (ii) on any prepayment (on the amount prepaid), at maturity (whether by acceleration or otherwise) and, after such maturity, on demand.

(f)	All computations of interest hereunder shall be made in accordance with Section 5.5.

(g)	[Reserved].

(h)	The Administrative Agent, upon determining the interest rate for any Borrowing of Loans, shall promptly notify the Company and the relevant Lenders thereof. Each such determination shall, absent clearly demonstrable error, be final and conclusive and binding on all parties hereto.

2.9	Interest Periods. At the time the Company gives a Notice of Borrowing or a Notice of Conversion or Continuation in respect of the making of, or conversion into or continuation as, a Borrowing of LIBOR Loans or EURIBOR Loans (in the case of the initial Interest Period applicable thereto) or prior to 10:00 a.m. New York City time, at least three Business Days prior to the expiration of an

Interest Period applicable to a Borrowing of LIBOR Loans or EURIBOR Loans, the Company shall have the right to elect by giving the Administrative Agent written notice (or telephonic notice promptly confirmed in writing) the Interest Period applicable to a Borrowing, which Interest Period shall, at the option of the Company, be a period commencing on the date of Borrowing specified in the applicable Notice of Borrowing or on the date specified in the applicable Notice of Conversion or Continuation and ending one (1), two (2), three, (3) or six, (6) (or if agreed by all relevant Lenders, twelve (12)) months thereafter, or such shorter period as the Borrowers may elect in the applicable notice, provided that the initial Interest Period may be for a period less than one month if agreed upon by the Company and the Administrative Agent (it being understood that the Borrowing on the Closing Date and any continuations or conversions of such Borrowing or any other Borrowing, in each case, on or prior to December 31, 2015 may have an Interest Period of one week).

Notwithstanding anything to the contrary contained above:

(a)	the initial Interest Period for any Borrowing of LIBOR Loans or EURIBOR Loans shall commence on the date of such Borrowing (including the date of any conversion from a Borrowing of ABR Loans) and each Interest Period occurring thereafter in respect of such Borrowing shall commence on the day on which the next preceding Interest Period expires;

(b)	if any Interest Period relating to a Borrowing of LIBOR Loans or EURIBOR Loans begins on the last Business Day of a calendar month or begins on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period, such Interest Period shall end on the last Business Day of the calendar month at the end of such Interest Period;

(c)	if any Interest Period would otherwise expire on a day that is not a Business Day, such Interest Period shall expire on the next succeeding Business Day, provided that if any Interest Period in respect of a LIBOR Loan or EURIBOR Loan would otherwise expire on a day that is not a Business Day but is a day of the month after which no further Business Day occurs in such month, such Interest Period shall expire on the next preceding Business Day;

(d)	the Borrowers shall not be entitled to elect any Interest Period in respect of any LIBOR Loan or EURIBOR Loan if such Interest Period would extend beyond the applicable Maturity Date; and

(e)	after giving effect to all the initial borrowings, all conversions of Loans from one Type to the other, and all continuations of Loans as the same Type, there shall not be more than 25 Interest Periods in effect with respect to LIBOR Loans and EURIBOR Loans.

2.10	Increased Costs, Illegality, etc. (a) In the event that (x) in the case of clause (i) below, the Administrative Agent or (y) in the case of clauses (ii) and (iii) below, any Lender shall have reasonably determined (which determination shall, absent clearly demonstrable error, be final and conclusive and binding upon all parties hereto):

(i)

on any date for determining the LIBOR Rate or EURIBOR Rate for any Interest Period that (x) deposits in the principal amounts of the Loans comprising such Borrowing are not generally available in the relevant currency in the Relevant Interbank Market for a period equivalent to the relevant Interest Period or (y) by reason of any changes arising on or after the Closing Date affecting the Relevant Interbank Market, adequate and fair means do not exist for ascertaining the applicable interest rate on the basis provided for in the definition of LIBOR Rate or EURIBOR Rate (as the case may be); or

(ii)	at any time, that such Lender shall incur any increase in the cost to such Lender or reductions in the amounts received or receivable hereunder in connection with making or agreeing to make, funding or maintaining, LIBOR Loans, EURIBOR Loans or its Commitment hereunder (other than any such increase or reduction attributable to Taxes) because of (x) any Change in Law, such as, for example, without limitation, a change in official reserve requirements, and/or (y) other circumstances affecting the Relevant Interbank Market or the position of such Lender in such market; or

(iii)	at any time, that the making or continuance of any LIBOR Loan or EURIBOR Loan or its Commitment hereunder has become unlawful by compliance by such Lender in good faith with any Law, governmental rule, regulation, guideline or order (or would conflict with any such Law, governmental rule, regulation, guideline or order not having the force of law even though the failure to comply therewith would not be unlawful), or has become impracticable as a result of a contingency occurring after the date hereof that materially and adversely affects the Relevant Interbank Market; (such Loans, “Impacted Loans”), then, and in any such event, such Lender (or the Administrative Agent, in the case of clause (i) above) shall within a reasonable time thereafter give notice (if by telephone, confirmed in writing) to the Company and to the Administrative Agent of such determination (which notice the Administrative Agent shall promptly transmit to each of the other Lenders). Thereafter (x) in the case of clause (i) above, LIBOR Loans and EURIBOR Loans shall no longer be available until such time as the Administrative Agent notifies the Company and the Lenders that the circumstances giving rise to such notice by the Administrative Agent no longer exist (which notice the Administrative Agent agrees to give at such time when such circumstances no longer exist), and any Notice of Borrowing or Notice of Conversion or Continuation with respect to LIBOR Loans or EURIBOR Loans that have not yet been incurred, converted or continued (as applicable) shall be deemed rescinded by the Company (y) in the case of clause (ii) above, the Company shall pay to such Lender, promptly after receipt of written demand therefor such additional amounts (in the form of an increased rate of, or a different method of calculating, interest or otherwise as such Lender in its reasonable discretion shall determine) as shall be required to compensate such Lender for such increased costs or reductions in amounts receivable hereunder (it being agreed that a written notice as to the additional amounts owed to such Lender, showing in reasonable detail the basis for the calculation thereof, submitted to the Company by such Lender shall, absent clearly demonstrable error, be final and conclusive and binding upon all parties hereto) and (z) in the case of clause (iii) above, the Borrowers shall take one of the actions specified in subclause (x) or (y), as applicable, of Section 2.10(b) as promptly as possible and, in any event, within the time period required by Law.

Notwithstanding the foregoing, if the Administrative Agent has made the determination described in Section 2.10(a)(i)(x), the Administrative Agent, in consultation with the Borrowers and the affected Lenders, may establish an alternative interest rate for the

Impacted Loans, in which case, such alternative rate of interest shall apply with respect to the Impacted Loans until (1) the Administrative Agent revokes the notice delivered with respect to the Impacted Loans under clause (x) of the first sentence of the immediately preceding paragraph, (2) the Administrative Agent or the affected Lenders notify the Administrative Agent and the Borrowers that such alternative interest rate does not adequately and fairly reflect the cost to such Lenders of funding the Impacted Loans, or (3) any Lender determines that any Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for such Lender or its applicable lending office to make, maintain or fund Loans whose interest is determined by reference to such alternative rate of interest or to determine or charge interest rates based upon such rate or any Governmental Authority has imposed material restrictions on the authority of such Lender to do any of the foregoing and provides the Administrative Agent and the Borrowers written notice thereof.

(b)	At any time that any LIBOR Loan or EURIBOR Loan is affected by the circumstances described in Section 2.10(a)(ii) or (iii), the relevant Borrowers may (and in the case of a LIBOR Loan or EURIBOR Loan affected pursuant to Section 2.10(a)(iii) shall) either (i) if the affected LIBOR Loan or EURIBOR Loan has been requested pursuant to the Notice of Borrowing or a Notice of Conversion or Continuation but has not been made, converted or continued (as applicable), cancel said Borrowing, conversion or continuation (as applicable) by giving the Administrative Agent telephonic notice (confirmed promptly in writing) thereof on the same date that the Company was notified by a Lender pursuant to 2.10(a)(ii) or (iii); or (ii) if the affected LIBOR Loan or EURIBOR Loan is then outstanding (x) upon at least three Business Days’ notice to the Administrative Agent (if such Lender may lawfully continue to maintain such LIBOR Loans or EURIBOR Loans to such day or immediately, if such Lender may not lawfully continue to maintain such LIBOR Loans or EURIBOR Loans), require the affected Lender to convert each such LIBOR Loan and EURIBOR Loan into an ABR Loan if such conversion would overcome the illegality and each Loan so converted shall, unless already denominated in US Dollars, be redenominated into US Dollars at the applicable Exchange Rate, (y) prepay the affected EURIBOR Loans or LIBOR Loans on the last day of the Interest Period applicable thereto, if such Lender may lawfully continue to maintain such LIBOR Loan or EURIBOR Loan to such date, or immediately, if such Lender may not lawfully continue to maintain such LIBOR Loan or EURIBOR Loan, or (z) cause any affected Lender to assign the affected EURIBOR Loans or LIBOR Loans to another Lender or to another bank or institution willing to accept such assignment (which assignment shall be subject to and in compliance with Section 13.7) to the extent any such affected Lender may lawfully continue to maintain the relevant LIBOR Loans or EURIBOR Loans until such time as such assignment becomes effective in accordance with the terms hereof. Upon any such conversion or prepayment, the Borrowers shall also pay accrued interest on the amount so converted or prepaid all amounts due, if any, in connection with such prepayment or conversion under Section 2.11. The Borrowers shall pay all reasonable costs and expenses incurred by any Lender in connection with any assignment pursuant to sub-clause (z). If more than one Lender is affected at any time, then all affected Lenders must be treated in the same manner pursuant to this Section 2.10(b).

(c)

If, after the Closing Date, the adoption of any applicable Law, rule or regulation regarding capital adequacy or liquidity, or any Change in Law, or any change in the interpretation or administration thereof by any Governmental Authority, the National Association of Insurance Commissioners, any central bank or comparable agency charged with the interpretation or administration thereof, or compliance by any Lender or its parent with any request or directive made or adopted after the date hereof regarding capital adequacy or liquidity occurring after the Closing Date, of any such authority, association, central bank or comparable agency, has or would have the effect of reducing the rate of return on such Lender’s or its parent’s or its Affiliate’s capital or assets as a consequence of such Lender’s commitments or obligations hereunder to a level below that which such Lender or its parent or its Affiliate could have achieved but for such adoption, effectiveness, change or compliance (taking into consideration such Lender’s or its parent’s policies with respect to capital adequacy or liquidity), then from time to time, promptly after demand by such Lender (with a copy to the Administrative Agent), the Borrowers shall pay to such Lender such additional amount or amounts as will compensate such Lender or its parent or its Affiliates for such reduction, it being understood and agreed, however, that (i) a Lender shall not be entitled to compensation for such reduction except to the extent resulting from the adoption of any applicable Law, rule or regulation regarding capital adequacy or liquidity, or any Change in Law, or any change in the interpretation or administration thereof by any Governmental Authority, the National Association of Insurance Commissioners, any central bank or comparable agency charged with the interpretation or administration thereof, after the date hereof and (ii) a Lender shall not be entitled to such compensation to the extent such Lender is not generally imposing such charges on, or requesting such compensation from, borrowers (similarly situated to the Company) under syndicated credit facilities. Each Lender, upon determining in good faith that any additional amounts will be payable pursuant to this Section 2.10(c), will give prompt written notice thereof to the Company which notice shall set forth in reasonable detail the basis of the calculation of such additional amounts, although the failure to give any such notice shall not, subject to Section 2.13, release or diminish the Borrowers’ obligations to pay additional amounts pursuant to this Section 2.10(c) promptly following receipt of such notice.

(d)	It is understood that this Section 2.10 shall not apply to Excluded Taxes and shall apply without duplication to Section 5.4.

2.11	Compensation. If (a) any payment of principal of any LIBOR Loan or EURIBOR Loan is made by a Borrower to or for the account of a Lender, or is converted or continued, other than on the last day of the Interest Period for such LIBOR Loan or EURIBOR Loan as a result of a payment or conversion pursuant to Section 2.6, 2.10, 5.1, 5.2 or 13.8, as a result of acceleration of the maturity of the Loans pursuant to Section 11 or for any other reason, (b) any Borrowing of LIBOR Loans or EURIBOR Loans is not made as a result of a withdrawn Notice of Borrowing or as a result of the operation of any of the provisions of this Agreement, (c) any ABR Loan is not converted into a LIBOR Loan as a result of a withdrawn Notice of Conversion or Continuation or as a result of the operation of any of the provisions of this Agreement, (d) any LIBOR Loan or EURIBOR Loan is not continued as a LIBOR Loan or EURIBOR Loan (as the case may be), as a result of a withdrawn Notice of Conversion or Continuation or as a result of the operation of any of the provisions of this Agreement, (e) any prepayment of principal of any LIBOR Loan or EURIBOR Loan is not made as a result of a withdrawn notice of prepayment pursuant to Section 5.1 or 5.2 or as a result of the operation of any of the provisions of this Agreement, (f) any assignment of a LIBOR Loan or EURIBOR Loan on a day other than the last day of the Interest Period for such Loan as a result of a request by the Company pursuant to Section 13.8(a), the Borrowers shall, after receipt of a written request by such Lender (which request shall set forth in reasonable detail the basis for requesting such amount), pay to the Administrative Agent for the account of such Lender any amounts required to compensate such Lender for any additional losses, costs or expenses that such Lender may reasonably incur as a result of such payment, failure to convert, failure to continue or failure to prepay, including any loss, cost or expense (excluding loss of anticipated profits) actually incurred by reason of the liquidation or reemployment of deposits or other funds acquired by any Lender to fund or maintain such LIBOR Loan or EURIBOR Loan.

For purposes of calculating amounts payable by the Borrowers to the Lenders under this Section 2.11, each Lender shall be deemed to have funded each LIBOR Loan or EURIBOR Loan (as the case may be) made by it by a matching deposit or other borrowing in the Relevant Interbank Market in the relevant currency for a comparable amount and for a comparable period, whether or not such LIBOR Loan or EURIBOR Loan (as the case may be) was in fact so funded.

2.12	Change of Lending Office. Each Lender agrees that, upon the occurrence of any event giving rise to the operation of Section 2.10(a)(ii), 2.10(a)(iii), 2.10(b), 3.5 or 5.4 with respect to such Lender, it will, if requested by the Company, use commercially reasonable efforts (subject to overall policy considerations of such Lender) to designate another lending office for any Loans affected by such event or to assign its rights and obligations hereunder to another of its branches or Affiliates, provided that such designation or assignment is made on such terms that would eliminate or reduce amounts payable pursuant to Section 2.10(a)(ii), 2.10(a)(iii), 2.10(b), 3.5 or 5.4, as the case may be, and that, in such Lender’s judgment, cause such Lender and its lending office suffer no economic (including becoming subject to any unreimbursed cost or expense), legal or regulatory disadvantage. Nothing in this Section 2.12 shall affect or postpone any of the obligations of any Borrower or the right of any Lender provided in Section 2.10, 3.5 or 5.4.

2.13	Notice of Certain Costs. Notwithstanding anything in this Agreement to the contrary, to the extent any notice required by Section 2.10, 2.11, 3.5 or 5.4 is given by any Lender more than 180 days after such Lender has knowledge (or should have had knowledge) of the occurrence of the event giving rise to the additional cost, reduction in amounts, loss, tax or other additional amounts described in such Sections, such Lender shall not be entitled to compensation under Section 2.10, 2.11, 3.5 or 5.4, as the case may be, for any such amounts incurred or accruing prior to the 181st day prior to the giving of such notice to the Borrower.

2.14	Additional Alternative Currencies. (a) A Borrower may from time to time request that LIBOR Loans be made and/or a Letter of Credit be issued in an Additional Alternative Currency. A currency will only constitute an Additional Alternative Currency for the purposes of a Credit Event if (i) it is a lawful currency that is readily available in the amount required and freely transferable and convertible into the Base Currency in the Relevant Interbank Market on the date the Administrative Agent receives the relevant Notice of Borrowing or Letter of Credit Request (as applicable) and the date on which the Credit Event occurs, and (ii) it has been approved by the Administrative Agent (acting on the instructions of, in the case of the making of a LIBOR Loan, all the Lenders and in the case of the issuance of a Letter of Credit, all the Lenders and the Letter of Credit Issuer) on or prior to receipt by the Administrative Agent of the relevant Notice of Borrowing or Letter of Credit Request (as applicable) for that Credit Event.

(b)

Any such request for approval of an Additional Alternative Currency pursuant to clause (a) above shall be made to the Administrative Agent not later than 11:00 a.m., five Business Days prior to the date of the proposed Credit Event (or such other time or date as may be agreed by the Administrative Agent). In the case of any such request pertaining to a LIBOR Loan, the Administrative Agent shall promptly notify each Lender thereof and, in the case of any such request pertaining to the issuance of Letters of Credit, the Administrative Agent shall promptly notify each Letter of Credit Issuer thereof. Each Lender (in the case of any such request pertaining to LIBOR Loans) or the Letter of

Credit Issuer (in the case of a request pertaining to the issuance of Letters of Credit) shall notify the Administrative Agent, not later than 11:00 a.m., two Business Days after receipt of such request whether it consents, in its sole discretion, to the making of LIBOR Loans or the issuance of Letters of Credit, as the case may be, in such requested currency and the minimum amount (and, if required, integral multiples) for any subsequent Credit Event in that currency.

(c)	The failure by a Lender or any Letter of Credit Issuer, as the case may be, to respond to such notice within the time period specified in clause (b) above shall be deemed to be a refusal by such Lender or the Letter of Credit Issuer, as the case may be, to permit LIBOR Loans to be made or Letters of Credit to be issued in the requested currency.

(d)	If the Administrative Agent and all the Lenders and the Letters of Credit Issuers (as the case may be) consent to making LIBOR Loans or the issuance of Letters of Credit (as the case may be) in the currency requested by a Borrower, the Administrative Agent shall promptly notify the relevant Borrower that the requested currency is acceptable and such currency shall thereupon be deemed for all purposes to be an Additional Alternative Currency hereunder for purposes of LIBOR Loans and Letters of Credit.

(e)	The Administrative Agent shall promptly notify the relevant Borrower and the Company (if different) if any Lender and (if applicable) the Letter of Credit Issuer does not approve the relevant currency requested.

2.15	Incremental Facilities.

(a)	The Company may by written notice to the Administrative Agent elect to (i) increase the Commitments (any such increase, a “New Revolving Credit Loan Commitment”) or (ii) establish an additional tranche of Commitments (the “Additional Revolving Credit Commitments”, together with the New Revolving Credit Loan Commitment, the “Incremental Commitments” ) in an amount that may be incurred in compliance with this Agreement (including, without limitation, Sections 10.1 and 10.3), each of which shall be in an amount not less than $25,000,000 individually (or such lesser amount which shall be approved by the Administrative Agent), and integral multiples of $5,000,000 in excess of that amount. Each such notice shall specify (x) the date (each, an “Increased Amount Date”) on which the Company proposes that the Incremental Commitment) shall be effective, which shall be a date not less than 10 Business Days after the date on which such notice is delivered to the Administrative Agent (or such shorter notice period as the Administrative Agent may agree in its sole discretion) and (y) the identity of each Lender or other Person (each, an “Incremental Lender”) to whom the Company proposes provide any portion of such Incremental Commitments; provided that any Lender approached to provide all or a portion of the Incremental Commitments may elect or decline, in its sole discretion, to provide an Incremental Commitment. Such Incremental Commitments shall become effective, as of such Increased Amount Date; provided that:

(i)	after giving effect to such Incremental Commitment, the aggregate amount of all Commitments shall not exceed €750,000,000;

(ii)	before and after giving effect to such Incremental Commitments, no Default or Event of Default shall have occurred and be continuing on such Increased Amount Date;

(iii)	before and after giving effect to such Incremental Commitments, all representations and warranties made by any Credit Party contained in this Agreement or in the other Credit Documents shall be true and correct in all material respects with the same effect as though such representations and warranties had been made on and as of such Increased Amount Date (except where such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall have been true and correct in all material respects as of said earlier date);

(iv)	the Incremental Commitments shall be effected pursuant to one or more joinder agreements (collectively, for any Incremental Commitment, a “Joinder Agreement”) in form and substance satisfactory to the Administrative Agent which shall be executed and delivered the Borrowers, each Incremental Lender and the Administrative Agent, and each of which shall be recorded in the Register; and

(v)	the Administrative Agent shall have received legal opinions and other documents reasonably requested by Administrative Agent in connection with any such transaction or required to be delivered under the applicable Joinder Agreement, provided that any acknowledgement of the Guaranty required to be delivered by any Guarantor and any confirmation that the Security Documents that secure the obligations of the Borrowers hereunder will continue in full force and effect, together with duly executed copies of any amendments or replacements of Security Documents that may be required shall be a condition subsequent to the applicable Increased Amount Date.

(b)	On any Increased Amount Date on which any Incremental Commitments are effective, each Incremental Lender shall become a Lender hereunder (and, in the case of an Incremental Commitment to be provided by an existing Lender, such Lender’s applicable Commitment shall be increased by the amount of its Incremental Commitment).

(c)	The Administrative Agent shall notify the Lenders promptly upon receipt of Borrowers’ notice of each Increased Amount Date and in respect thereof the Incremental Commitments and the Incremental Lenders.

(d)	The terms and provisions of (i) New Revolving Credit Loan Commitments shall be the same as the Commitments and (ii) Additional Revolving Credit Commitments shall be on terms and conditions substantially the same as the Commitments, provided that the maturity date of any Incremental Revolving Credit Loan shall not be earlier than the Revolving Credit Facility Maturity Date and the Incremental Commitments and the Incremental Revolving Credit Loan shall rank pari passu with, or junior to, in right of payment with the Initial Revolving Credit Loans.

(e)	Upon the effectiveness of any New Revolving Credit Loan Commitment pursuant to this Section 2.15, each Lender with a Commitment immediately prior to such increase will automatically and without further act be deemed to have assigned to each Incremental Lender in respect of such increase, and each such Incremental Lender will automatically and without further act be deemed to have assumed, a portion of such Lender’s participations hereunder in outstanding Letters of Credit such that, after giving effect to such deemed assignment and assumption of participations, the percentage of the aggregate outstanding L/C Participations held by each Lender (including each such Incremental Lender) will reflect such Lender’s Commitment Percentage.

(f)	(i) The Borrowers may at any time and from time to time request that all or a portion of the Commitments of any Class, any Extended Revolving Credit Commitments and/or any Incremental Commitments, each existing at the time of such request (each, an “Existing Revolving Credit Commitment” and any related revolving credit loans thereunder, “Existing Revolving Credit Loans”; each Existing Revolving Credit Commitment and related Existing Revolving Credit Loans together being referred to as an “Existing Revolving Credit Class”) be converted to extend the termination date thereof and the scheduled maturity date(s) of any payment of principal with respect to all or a portion of any principal amount of Loans related to such Existing Revolving Credit Commitments (any such Existing Revolving Credit Commitments which have been so extended, “Extended Revolving Credit Commitments” and any related Loans, “Extended Revolving Credit Loans”) and to provide for other terms consistent with this Section 2.15(f). In order to establish any Extended Revolving Credit Commitments, the Borrower shall provide a notice to the Administrative Agent (who shall provide a copy of such notice to each of the Lenders of the applicable Class of Existing Revolving Credit Commitments which such request shall be offered equally to all such Lenders) setting forth the proposed terms of the Extended Revolving Credit Commitments to be established, which shall not be materially more restrictive to the Credit Parties (as determined in good faith by the Borrower), when taken as a whole, than the terms of the applicable Existing Revolving Credit Commitments (the “Specified Existing Revolving Credit Commitment”) unless (x) the Lenders providing existing Loans receive the benefit of such more restrictive terms or (y) any such provisions apply after the Maturity Date, in each case, to the extent provided in the applicable Extension Amendment; provided, however, that (w) all or any of the final maturity dates of such Extended Revolving Credit Commitments may be delayed to later dates than the final maturity dates of the Specified Existing Revolving Credit Commitments, (x) (A) the interest margins with respect to the Extended Revolving Credit Commitments may be higher or lower than the interest margins for the Specified Existing Revolving Credit Commitments and/or (B) additional fees and premiums may be payable to the Lenders providing such Extended Revolving Credit Commitments in addition to or in lieu of any increased margins contemplated by the preceding clause (A) and (y) the revolving credit commitment fee rate with respect to the Extended Revolving Credit Commitments may be higher or lower than the Commitment Fee Rate for the Specified Existing Revolving Credit Commitment; provided that, notwithstanding anything to the contrary in this Section 2.15(f) or otherwise, (1) the borrowing and repayment (other than in connection with a permanent repayment and termination of commitments) of Loans with respect to any Initial Revolving Credit Commitments shall be made on a pro rata basis with all other Initial Revolving Credit Commitments and (2) assignments and participations of Extended Revolving Credit Commitments and Extended Revolving Credit Loans shall be governed by the same assignment and participation provisions applicable to the Commitments and the Loans related to such Commitments set forth in Section 13.7. No Lender shall have any obligation to agree to have any of its Loans or Commitments of any Existing Revolving Credit Class converted into Extended Revolving Credit Loans or Extended Revolving Credit Commitments pursuant to any Extension Request. Any Extended Revolving Credit Commitments of any Extension Series shall constitute a separate Class of revolving credit commitments from the Specified Existing Revolving Credit Commitments and from any other Existing Revolving Credit Commitments (together with any other Extended Revolving Credit Commitments so established on such date).

(ii)	Extended Revolving Credit Commitments shall be established pursuant to an amendment (an “Extension Amendment”) to this Agreement (which, except to the extent expressly contemplated by the penultimate sentence of this Section 2.15(f)(iii) and notwithstanding anything to the contrary set forth in Section 13.2, shall not require the consent of any Lender other than the Extending Lenders with respect to the Extended Revolving Credit Commitments established thereby) executed by the Credit Parties, the Administrative Agent and the Extending Lenders. No Extension Amendment shall provide for any tranche of Extended Revolving Credit Commitments in an aggregate principal amount that is less than $10,000,000. Notwithstanding anything to the contrary in this Section 2.15(f) and without limiting the generality or applicability of Section 13.2 to any Section 2.15 Additional Amendments, any Extension Amendment may provide for additional terms and/or additional amendments other than those contemplated above (any such additional amendment, a “Section 2.15 Additional Amendment”) to this Agreement and the other Credit Documents; provided that such Section 2.15 Additional Amendments are within the requirements of Section 2.15(f)(i) and do not become effective prior to the time that such Section 2.15 Additional Amendments have been consented to (including, without limitation, pursuant to (1) consents applicable to holders of New Revolving Credit Commitments provided for in any Joinder Agreement and (2) consents applicable to holders of any Extended Revolving Credit Commitments provided for in any Extension Amendment) by such of the Lenders, Credit Parties and other parties (if any) as may be required in order for such Section 2.15 Additional Amendments to become effective in accordance with Section 13.2.

(iii)	Notwithstanding anything to the contrary contained in this Agreement, on any date on which any Existing Class is converted to extend the related scheduled maturity date(s) in accordance with clause (i) above (an “Extension Date”), in the case of the existing Commitments of each Extending Lender, the aggregate principal amount of such existing Commitments shall be deemed reduced by an amount equal to the aggregate principal amount of Extended Revolving Credit Commitments so converted by such Lender on such date, and the Extended Revolving Credit Commitments shall be established as a separate Class of Loans (together with any other Extended Revolving Credit Commitments so established on such date).

(iv)	The Administrative Agent and the Lenders hereby consent to the consummation of the transactions contemplated by this Section 2.15 (including, for the avoidance of doubt, payment of any interest, fees, or premium in respect of any Extended Revolving Credit Commitments on such terms as may be set forth in the relevant Extension Amendment) and hereby waive the requirements of any provision of this Agreement (including, without limitation, any pro rata payment or amendment section) or any other Credit Document that may otherwise prohibit or restrict any such extension or any other transaction contemplated by this Section 2.15.

(g)

Any Lender (an “Extending Lender”) wishing to have all or a portion of its Loans of the existing Class or existing Classes subject to such Extension Request converted into Extended Revolving Credit Loans shall notify the Administrative Agent (an “Extension Election”) on or prior to the date specified in such Extension Request of the amount of its Loans of the existing Class or existing Classes subject to such Extension Request that it has elected to convert into Extended Revolving Credit Loans. In the event that the aggregate amount of Loans of the existing Class or existing Classes subject to Extension Elections exceeds the amount of Extended Revolving Credit Loans requested pursuant to the Extension Request, Loans of the existing Class or existing Classes subject to Extension Elections shall be converted to Extended Revolving Credit Loans, on a pro rata basis based on the amount of Loans included in each such Extension Election.

2.16	Defaulting Lenders.

(a)	Adjustments. Notwithstanding anything to the contrary contained in this Agreement, if any Lender becomes a Defaulting Lender, then, until such time as that Lender is no longer a Defaulting Lender, to the extent permitted by applicable Law:

(i)	Waivers and Amendments. Such Defaulting Lender’s right to approve or disapprove any amendment, waiver or consent with respect to this Agreement shall be restricted as set forth in the definition of Required Lenders and Section 13.1.

(ii)

Defaulting Lender Waterfall. Any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of such Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to Section 11 or otherwise) or received by the Administrative Agent from a Defaulting Lender pursuant to Section 13.11 shall be applied at such time or times as may be determined by the Administrative Agent as follows: first, to the payment of any amounts owing by such Defaulting Lender to the Administrative Agent hereunder; second, to the payment on a pro rata basis of any amounts owing by such Defaulting Lender to the Letter of Credit Issuer hereunder; third, to Cash Collateralize the Letter of Credit Issuer’s Fronting Exposure with respect to such Defaulting Lender in accordance with Section 3.8; fourth, as the Borrowers may request (so long as no Default exists), to the funding of any Loan in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent; fifth, if so determined by the Administrative Agent and the Borrowers, to be held in a deposit account and released pro rata in order to (x) satisfy such Defaulting Lender’s potential future funding obligations with respect to Loans under this Agreement and (y) Cash Collateralize the Letter of Credit Issuer’s future Fronting Exposure with respect to such Defaulting Lender with respect to future Letters of Credit issued under this Agreement, in accordance with Section 3.8; sixth, to the payment of any amounts owing to the Borrowers, the Lenders or the Letter of Credit Issuer as a result of any judgment of a court of competent jurisdiction obtained by the Borrowers, any Lender or the Letter of Credit Issuer against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement; and seventh, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that if (x) such payment is a payment of the principal amount of any Loans or Letter of Credit Expsoure in respect of which such Defaulting Lender has not fully funded its appropriate share, and (y) such Loans were made or the related Letters of Credit were issued at a time when the conditions set forth in Section 6 or 7 were satisfied or waived, such payment shall be applied solely to pay the Loans of, and Letter of Credit Exposure owed to, all Non-Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loans of, or Letter of Credit

Exposure owed to, such Defaulting Lender until such time as all Loans and funded and unfunded participations in Letter of Credit Exposure are held by the Lenders pro rata in accordance with the Commitments hereunder without giving effect to Section 2.16(a)(iv). Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender or to post Cash Collateral pursuant to this Section 2.16(a)(ii) shall be deemed paid to and redirected by such Defaulting Lender, and each Lender irrevocably consents hereto.

(iii)	Certain Fees.

(A)	No Defaulting Lender shall be entitled to receive any commitment fee payable under Section 4 for any period during which that Lender is a Defaulting Lender (and the Borrower shall not be required to pay any such fee that otherwise would have been required to have been paid to that Defaulting Lender).

(B)	Each Defaulting Lender shall be entitled to receive Letter of Credit Fees for any period during which that Lender is a Defaulting Lender only to the extent allocable to its pro rata percentage of the stated amount of Letters of Credit for which it has provided Cash Collateral pursuant to Section 3.4.

(C)	With respect to any Letter of Credit Fee not required to be paid to any Defaulting Lender pursuant to clause (A) or (B) above, the Borrower shall (x) pay to each Non-Defaulting Lender that portion of any such fee otherwise payable to such Defaulting Lender with respect to such Defaulting Lender’s participation in Letter of Credit Exposure that has been reallocated to such Non-Defaulting Lender pursuant to clause (iv) below, (y) pay to the Letter of Credit Issuer the amount of any such fee otherwise payable to such Defaulting Lender to the extent allocable to such Letter of Credit’s Fronting Exposure to such Defaulting Lender, and (z) not be required to pay the remaining amount of any such fee.

(iv)	Reallocation to Reduce Fronting Exposure. All or any part of such Defaulting Lender’s participation in Letter of Credit Exposure shall be reallocated among the Non-Defaulting Lenders in accordance with their respective Commitment Percentages (calculated without regard to such Defaulting Lender’s Commitment) but only to the extent that such reallocation does not cause the aggregate Credit Exposure of any Non-Defaulting Lender to exceed such Non-Defaulting Lender’s Commitment. No reallocation hereunder shall constitute a waiver or release of any claim of any party hereunder against a Defaulting Lender arising from that Lender having become a Defaulting Lender, including any claim of a Non-Defaulting Lender as a result of such Non-Defaulting Lender’s increased exposure following such reallocation.

(v)	Cash Collateral. If the reallocation described in clause (a)(iv) above cannot, or can only partially, be effected, the Borrower shall, without prejudice to any right or remedy available to them hereunder or under applicable law, Cash Collateralize the Letter of Credit Issuers’ Fronting Exposure in accordance with the procedures set forth in Section 3.8.

(b)	Defaulting Lender Cure. If the Borrower, the Administrative Agent and the Letter of Credit Issuer agree in writing that a Lender is no longer a Defaulting Lender, the Administrative Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein (which may include arrangements with respect to any Cash Collateral), that Lender will, to the extent applicable, purchase at par that portion of outstanding Loans of the other Lenders or take such other actions as the Administrative Agent may determine to be necessary to cause the Loans and funded and unfunded participations in Letters of Credit to be held on a pro rata basis by the Lenders in accordance with their Commitment Percentages (without giving effect to Section 2.16(a)(iv)), whereupon such Lender will cease to be a Defaulting Lender; provided that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrower while that Lender was a Defaulting Lender; and provided, further, that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender’s having been a Defaulting Lender.

3.	LETTERS OF CREDIT

3.1	Letters of Credit. (a) Subject to and upon the terms and conditions herein set forth, at any time and from time to time on and from the Closing Date and prior to the L/C Maturity Date, the Letter of Credit Issuer agrees to issue upon the request of, and for the benefit of the Borrowers and the Restricted Subsidiaries standby letters of credit, letters of credit or bank guarantees in the Base Currency or any Alternative Currency (the “Letters of Credit” and each, a “Letter of Credit”) in such form as may be approved by such Letter of Credit Issuer in its reasonable discretion; provided that the Company shall be a co-applicant, and jointly and severally liable with respect to, each Letter of Credit issued for the account of a Restricted Subsidiary.

(b)	Notwithstanding the foregoing, (i) no Letter of Credit shall be issued the Stated Amount of which, when added to the Letters of Credit Outstanding at such time, would exceed the L/C Sublimit then in effect; (ii) no Letter of Credit shall be issued the Stated Amount of which would cause the aggregate amount of the Lenders’ Credit Exposures at such time to exceed the Total Commitments then in effect; (iii) each Letter of Credit shall have an expiration date occurring no later than one year after the date of issuance thereof, unless otherwise agreed upon by the Administrative Agent and the Letter of Credit Issuer but may by its terms be automatically renewed for additional 12 month periods, provided that in no event shall such expiration date occur later than the L/C Maturity Date; (iv) each Letter of Credit shall be denominated in the Base Currency or any Alternative Currency; (v) no Letter of Credit shall be issued if it would be illegal under any applicable Law or is prohibited by any order, judgment, decree of any Governmental Authority or arbitrator which, by its terms, purports to enjoin or restrain the Letter of Credit Issuer from issuing such Letter of Credit or any request or directive (whether or not having the force of Law) from any Governmental Authority with jurisdiction over the Letter of Credit Issuer shall prohibit, or request that the Letter of Credit Issuer refrain from, the issuance of letters of credit generally or such Letter of Credit in particular; (vi) no Letter of Credit shall be issued which is denominated in Singapore Dollars if the Stated Amount of such Letter of Credit, when added to the aggregate amount of the Lenders’ Credit Exposures at such time denominated in Singapore Dollars, would exceed the Singapore Dollars Sublimit;

(i)	[Reserved]; and

(ii)	without limiting Section 7.1, no Letter of Credit shall be issued by a Letter of Credit Issuer after it has received a written notice from any Credit Party or any Lender stating that a Default or Event of Default has occurred and is continuing until such time as the Letter of Credit Issuer shall have received a written notice of (x) rescission of such notice from the party or parties originally delivering such notice or (y) the waiver of such Default or Event of Default in accordance with the provisions of Section 13.2.

(c)	Upon at least three Business Days’ prior written notice (or telephonic notice promptly confirmed in writing) to the Administrative Agent and the Letter of Credit Issuer (which notice the Administrative Agent shall promptly transmit to each of the applicable Lenders), a Borrower shall have the right, on any day, permanently to terminate or reduce the L/C Sublimit in whole or in part, provided that, after giving effect to such termination or reduction, the Letters of Credit Outstanding shall not exceed the L/C Sublimit.

3.2	Letter of Credit Requests. (a) Whenever a Borrower desires that a Letter of Credit be issued for its account, it shall give the Administrative Agent and the Letter of Credit Issuer prior to 12:00 Noon at least five (or such lesser number as may be agreed upon by the Administrative Agent and the Letter of Credit Issuer) Business Days’ written notice thereof. Each notice shall be executed by such Borrower and shall be in the form of Exhibit C (each a “Letter of Credit Request”). Each Letter of Credit Request shall specify (i) the initial Stated Amount of the Letter of Credit, (ii) the date of issuance (which shall be a Business Day) and (iii) the currency in which the Letter of Credit shall be denominated (which shall be the Base Currency or an Alternative Currency). Upon receipt of a Letter of Credit Request the Administrative Agent shall confirm there are sufficient Available Commitments and that the Singapore Dollars Sublimit will not be exceeded after giving effect to the issuance of the relevant Letter of Credit and the Administrative Agent shall promptly transmit copies of each Letter of Credit Request to each Lender.

(b)	The making of each Letter of Credit Request shall be deemed to be a representation and warranty by the relevant Borrower that the Letter of Credit may be issued in accordance with, and will not violate the requirements of, Section 3.1(b) and Section 7.

3.3	Letter of Credit Participations. (a) Immediately upon the issuance by the Letter of Credit Issuer of any Letter of Credit, the Letter of Credit Issuer shall be deemed to have sold and transferred to each other Lender (each such other Lender, in its capacity under this Section 3.3, an “L/C Participant”), and each such L/C Participant shall be deemed irrevocably and unconditionally to have purchased and received from the Letter of Credit Issuer, without recourse or warranty, an undivided interest and participation (each an “L/C Participation”), to the extent of such L/C Participant’s Commitment Percentage in such Letter of Credit, each substitute letter of credit, each drawing made thereunder and the obligations of the relevant Borrower under this Agreement with respect thereto, and any security therefor or Guarantee pertaining thereto; provided that the Letter of Credit Fees will be paid directly to the Administrative Agent for the ratable account of the L/C Participants as provided in Section 4.1(c) and the L/C Participants shall have no right to receive any portion of any Fronting Fees.

(b)

Each Lender and each Borrower agrees that, in paying any drawing under a Letter of Credit, the Letter of Credit Issuer shall not have any responsibility to obtain any document (other than any sight draft, certificates and documents expressly required by the Letter of Credit) or to ascertain or inquire as to the validity or accuracy of any such document or the authority of the Person executing or delivering any such document. None of the Letter of Credit Issuer, the Administrative Agent, any of their respective

Related Parties nor any correspondent, participant or assignee of the Letter of Credit Issuer shall be liable to any Lender for (i) any action taken or omitted in connection herewith at the request or with the approval of the Lenders or the Required Lenders, as applicable; (ii) any action taken or omitted in the absence of gross negligence or willful misconduct; or (iii) the due execution, effectiveness, validity or enforceability of any document or instrument related to any Letter of Credit or any other document. The Borrowers hereby assume all risks of the acts or omissions of any beneficiary or transferee with respect to its use of any Letter of Credit; provided, however, that this assumption is not intended to, and shall not, preclude any Borrower pursuing such rights and remedies as it may have against the beneficiary or transferee at law or under any other agreement. None of the Letter of Credit Issuer, the Administrative Agent, any of their respective Related Parties nor any correspondent, participant or assignee of the Letter of Credit Issuer shall be liable or responsible for any of the matters described in clauses (i) through (v) of Section 3.3(h); provided, however, that anything in such clauses to the contrary notwithstanding, the relevant Borrower may have a claim against the Letter of Credit Issuer, and the Letter of Credit Issuer may be liable to such Borrower, to the extent, but only to the extent, of any direct, as opposed to consequential or exemplary, damages suffered by such Borrower which were caused by the Letter of Credit Issuer’s willful misconduct or gross negligence or the Letter of Credit Issuer’s willful failure to pay under any Letter of Credit after the presentation to it by the beneficiary of a sight draft and certificate(s) strictly complying with the terms and conditions of a Letter of Credit. In furtherance and not in limitation of the foregoing, the Letter of Credit Issuer may accept documents that appear on their face to be in order, without responsibility for further investigation, regardless of any notice or information to the contrary, and the Letter of Credit Issuer shall not be responsible for the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign a Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason.

(c)

In the event that the Letter of Credit Issuer makes any payment under any Letter of Credit issued by it and the relevant Borrower shall not have repaid such amount in full to the respective Letter of Credit Issuer pursuant to Section 3.4, the Letter of Credit Issuer shall promptly notify the Administrative Agent and each L/C Participant of such failure, and each such L/C Participant shall promptly and unconditionally pay to the Administrative Agent for the account of the Letter of Credit Issuer, the amount of such L/C Participant’s Commitment Percentage of such unreimbursed payment in the currency in which such payment was made by the Letter of Credit Issuer and in immediately available funds. If the Letter of Credit Issuer so notifies, prior to 11:00 a.m. on any Business Day, each L/C Participant shall make available to the Administrative Agent for the account of the Letter of Credit Issuer such L/C Participant’s Commitment Percentage of the amount of such payment on such Business Day in immediately available funds. If and to the extent such L/C Participant shall not have so made its Commitment Percentage of the amount of such payment available to the Administrative Agent for the account of the Letter of Credit Issuer, such L/C Participant agrees to pay to the Administrative Agent for the account of the Letter of Credit Issuer, forthwith on demand, such amount, together with interest thereon for each day from such date until the date such amount is paid to the Administrative Agent for the account of the Letter of Credit Issuer at the Federal Funds Effective Rate. A certificate from the relevant Letter of Credit Issuer submitted to any L/C Participant (through the Administration Agent) with respect to amounts owing under this Section 3.3(c) shall be conclusive absent manifest error. The failure of any L/C Participant to make available to the Administrative Agent for the account of the Letter of

Credit Issuer its Commitment Percentage of any payment under any Letter of Credit shall not relieve any other L/C Participant of its obligation hereunder to make available to the Administrative Agent for the account of the Letter of Credit Issuer its Commitment Percentage of any payment under such Letter of Credit on the date required, as specified above, but no L/C Participant shall be responsible for the failure of any other L/C Participant to make available to the Administrative Agent such other L/C Participant’s Commitment Percentage of any such payment.

(d)	With respect to any Unpaid Drawing that is not fully reimbursed pursuant to Section 3.4 or refinanced by a Borrowing of Loans because the conditions set forth in Section 7 cannot be satisfied or for any other reason, the relevant Borrower shall be deemed to have incurred from the relevant Letter of Credit Issuer an L/C Borrowing in the amount of the Unpaid Borrowing that is not so refinanced, which L/C Borrowing shall be due and payable on demand (together with interest) and shall bear interest at ABR plus the Applicable ABR Margin plus 2% per annum. In such event, each L/C Participant’s payment to the Administrative Agent for the account of the relevant Letter of Credit Issuer pursuant to Section 3.3(c) shall be deemed payment in respect of its participation in such L/C Borrowing and shall constitute an L/C Advance from such Lender in satisfaction of its participation obligation under this Section 3.3.

(e)	Each L/C Participant’s obligation to make a Loan or L/C Advances to reimburse a Letter of Credit Issuer for amounts drawn under Letter of Credit, as contemplated by this Section 3.3, shall be absolute and unconditional and shall not be affected by any circumstance, including (x) any setoff, counterclaim, recoupment, defense or other right which such L/C Participant may have against the relevant Letter of Credit Issuer, any Borrower or any other Person for any reason whatsoever; (y) the occurrence or continuance of a Default or any Event of Default; or (z) any other occurrence, event or condition, whether or not similar to any of the foregoing; provided that each Lender’s obligation to make Loans pursuant to this Section 3.3(e) is subject to the conditions set forth in Section 7 (other than delivery by the relevant Borrower of a Notice of Borrowing). No such making of an L/C Advance shall relieve or otherwise impair the obligation of the relevant Borrower to reimburse the Letter of Credit Issuer for the amount of any payment made by such Letter of Credit Issuer under any Letter of Credit, together with interest as provided herein.

(f)	Until each Lender funds its Loan or L/C Advance pursuant to this Section 3.3 to reimburse the Letter of Credit Issuer for any Unpaid Drawing, interest in respect of such Lender’s Commitment Percentage of such amount shall be solely for the account of the Letter of Credit Issuer.

(g)	Whenever the Letter of Credit Issuer receives a payment from a Borrower in respect of an Unpaid Drawing as to which the Administrative Agent has received for the account of the Letter of Credit Issuer any L/C Advances from the L/C Participants pursuant to this Section 3.3, the Letter of Credit Issuer shall pay to the Administrative Agent and the Administrative Agent shall promptly pay to each L/C Participant that has paid its Commitment Percentage of such reimbursement obligation, in the relevant currency and in immediately available funds, an amount equal to such L/C Participant’s share (based upon the proportionate aggregate amount originally funded by such L/C Participant to the aggregate amount funded by all L/C Participants) of the principal amount of such Unpaid Drawing and interest thereon accruing after the purchase of the respective L/C Participations.

(h)	The obligations of the Borrowers to make payments to the Administrative Agent for the account of a Letter of Credit Issuer with respect to drawings under Letters of Credit shall be absolute, unconditional and irrevocable and not subject to counterclaim, set-off or other defense or any other qualification or exception whatsoever and shall be made in accordance with the terms and conditions of this Agreement under all circumstances, including under any of the following circumstances:

(i)	any lack of validity or enforceability of the Letter of Credit, this Agreement or any of the other Credit Documents;

(ii)	the existence of any claim, set-off, defense or other right that any Credit Party may have at any time against a beneficiary named in a Letter of Credit, any transferee of any Letter of Credit (or any Person for whom the beneficiary or any such transferee may be acting), the Administrative Agent, the relevant Letter of Credit Issuer, any Lender or other Person, whether in connection with this Agreement, any Letter of Credit, the transactions contemplated herein or any unrelated transactions (including any underlying transaction between a Borrower and the beneficiary named in any such Letter of Credit);

(iii)	any draft, demand, certificate or any other document presented under any Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect; or any loss or delay in the transmission or otherwise of any document required in order to make a drawing under such Letter of Credit;

(iv)	the surrender or impairment of any security for the performance or observance of any of the terms of any of the Credit Documents; or

(v)	the occurrence of any Default or Event of Default.

3.4

Agreement to Repay Letter of Credit Drawings. Each Borrower hereby agrees to reimburse the relevant Letter of Credit Issuer, by making payment in the currency in which the relevant Letter of Credit is issued, to the Administrative Agent in immediately available funds, for any payment or disbursement made by the Letter of Credit Issuer under any Letter of Credit (each such amount so paid until reimbursed, an “Unpaid Drawing”) no later than the date that is three Business Days after the date on which the relevant Borrower receives notice of such payment or disbursement (the “Reimbursement Date”), with interest on the amount so paid or disbursed by the Letter of Credit Issuer, to the extent not reimbursed prior to 5:00 p.m. on the date of such payment or disbursement, from and including the date on which such payment or disbursement was made by the Letter of Credit Issuer to but excluding the date the Letter of Credit Issuer is reimbursed therefor at a rate per annum that shall at all times be the Applicable ABR Margin plus ABR as in effect from time to time, provided that, notwithstanding anything contained in this Agreement to the contrary, (i) unless the relevant Borrower shall have notified the Administrative Agent and the relevant Letter of Credit Issuer prior to 10:00 a.m. at least two Business Days prior to the Reimbursement Date that such Borrower intends to reimburse the relevant Letter of Credit Issuer for the amount of such drawing with funds other than the proceeds of Loans, such Borrower shall be deemed to have given a Notice of Borrowing requesting that, with respect to Letters of Credit, the Lenders make Loans on the Reimbursement Date in the relevant currency in the amount of such Unpaid Drawing which Loans, in the case of Unpaid Drawings denominated in the Base Currency, shall be ABR Loans, in the case of Unpaid Drawings denominated in Euro, shall be EURIBOR Loans and in the case of Unpaid Drawings denominated in any Alternative Currency other than Euro, shall be LIBOR Loans; and (ii) the Administrative Agent shall promptly notify each relevant L/C Participant of such drawing and the amount of its Loan to be made on the Reimbursement Date in respect thereof, and each L/C Participant shall be obligated to make a Loan to the relevant Borrower in the manner deemed to have been requested in the amount of its Commitment Percentage of the applicable Unpaid Drawing by 12:00 noon on such Reimbursement Date by making the amount of such Loan available to the Administrative Agent if, and only if, there are Available Commitments sufficient to make such Loan and the conditions set forth in Section 7 (other than the delivery of a Notice of Borrowing) shall be satisfied. Such Loans shall be made without regard to the Minimum Borrowing Amount or multiples. The initial interest period for any EURIBOR Loan or LIBOR Loan made pursuant to this Section 3.4 shall be one month. The Administrative Agent shall use the proceeds of such Loans solely for purpose of reimbursing the Letter of Credit Issuer for the related Unpaid Drawing. In the event that the Borrower fails to Cash Collateralize any Letter of Credit that is outstanding on the L/C Maturity Date, the full amount of the Letters of Credit Outstanding in respect of such Letter of Credit shall be deemed to be an Unpaid Drawing subject to the provisions of this Section 3.4 except that the Letter of Credit Issuer shall hold the proceeds received from the L/C Participants as contemplated above as cash collateral for such Letter of Credit to reimburse any Unpaid Drawing under such Letter of Credit and shall use such proceeds first, to reimburse itself for any Unpaid Drawings made in respect of such Letter of Credit following the L/C Maturity Date, second, to the extent such Letter of Credit expires or is returned undrawn while any such cash collateral remains, to the repayment of obligations in respect of any Loans that have not been paid at such time and third, to the Borrower or as otherwise directed by a court of competent jurisdiction.

3.5

Increased Costs. If after the date hereof, any Change in Law, the adoption of any applicable Law, rule or regulation, or any change therein, or any change in the interpretation or administration thereof by any Governmental Authority, central bank or comparable agency charged with the interpretation or administration thereof, or actual compliance by the Letter of Credit Issuer or any L/C Participant with any request or directive made or adopted after the date hereof (whether or not having the force of law), by any such Governmental Authority, central bank or comparable agency shall either (i) impose, modify or make applicable any reserve, deposit, capital adequacy or liquidity or similar requirement against letters of credit issued by the Letter of Credit Issuer, or any L/C Participant’s L/C Participation therein, or (ii) impose on the Letter of Credit Issuer or any L/C Participant any other conditions affecting its obligations under this Agreement in respect of Letters of Credit or L/C Participations therein or any Letter of Credit or such L/C Participant’s L/C Participation therein, and the result of any of the foregoing is to increase the cost to the Letter of Credit Issuer or such L/C Participant of issuing, maintaining or participating in any Letter of Credit, or to reduce the amount of any sum received or receivable by the Letter of Credit Issuer or such L/C Participant hereunder (other than any such increase or reduction attributable to Taxes) in respect of Letters of Credit or L/C Participations therein, then, promptly after receipt of written demand to each relevant Borrower by the Letter of Credit Issuer or such L/C Participant, as the case may be, (a copy of which notice shall be sent by the Letter of Credit Issuer or such L/C Participant to the Administrative Agent (with respect to Letter of Credit issued on account of such Borrower)) such Borrower shall pay to the Letter of Credit Issuer or such L/C Participant such additional amount or amounts as will compensate the Letter of Credit Issuer or such L/C Participant for such increased cost or reduction, it being understood and agreed, however, that the Letter of Credit Issuer or a L/C Participant shall not be entitled to such compensation as a result of such Person’s compliance with, or pursuant to any request or directive to comply with, any such Law, rule or regulation as in effect on the date hereof. A certificate submitted to a Borrower by the relevant Letter of Credit Issuer or a L/C Participant, as the case may be, (a copy of which certificate shall be sent by the Letter of Credit Issuer or such L/C Participant to the Administrative Agent (with respect to Letters of Credit issued on account of the Borrower))

setting forth in reasonable detail the basis for the determination of such additional amount or amounts necessary to compensate the Letter of Credit Issuer or such L/C Participant as aforesaid shall be conclusive and binding on the Borrower absent clearly demonstrable error.

3.6	New or Successor Letter of Credit Issuer. (a) A Letter of Credit Issuer may resign as a Letter of Credit Issuer upon 60 days’ prior written notice to the Administrative Agent, the Lenders and the Company. The Company may replace a Letter of Credit Issuer for any reason upon five Business Days’ written notice to the Administrative Agent and the relevant Letter of Credit Issuer. The Company may add Letter of Credit Issuers at any time upon notice to the Administrative Agent. If the Letter of Credit Issuer shall resign or be replaced, or if a new Letter of Credit Issuer under this Agreement shall be added in accordance with this Section 3.6, then the Company may appoint from among the Lenders (who agree to act in such capacity) a successor issuer of Letters of Credit or a new Letter of Credit Issuer, as the case may be, or, with the consent of the Administrative Agent (such consent not to be unreasonably withheld), another successor or new issuer of Letters of Credit, whereupon such successor issuer shall succeed to the rights, powers and duties of the replaced or resigning Letter of Credit Issuer under this Agreement and the other Credit Documents, or such new issuer of Letters of Credit shall be granted the rights, powers and duties of a Letter of Credit Issuer hereunder, and the term “Letter of Credit Issuer” shall mean such successor or such new issuer of Letters of Credit effective upon such appointment. At the time such resignation or replacement shall become effective, the Company shall pay to the resigning or replaced Letter of Credit Issuer all accrued and unpaid fees pursuant to Sections 4.1(d) and 4.1(e). The acceptance of any appointment as a Letter of Credit Issuer hereunder whether as a successor issuer or new issuer of Letters of Credit in accordance with this Agreement, shall be evidenced by an agreement entered into by such new or successor issuer of Letters of Credit, in a form satisfactory to the Company and the Administrative Agent and, from and after the effective date of such agreement, such new or successor issuer of Letters of Credit shall become a “Letter of Credit Issuer” hereunder. After the resignation or replacement of a Letter of Credit Issuer hereunder, the resigning or replaced Letter of Credit Issuer shall remain a party hereto and shall continue to have all the rights and obligations of a Letter of Credit Issuer under this Agreement and the other Credit Documents with respect to Letters of Credit issued by it prior to such resignation or replacement, but shall not be required to issue additional Letters of Credit. In connection with any resignation or replacement pursuant to this clause (a) (but, in case of any such resignation, only to the extent that a successor issuer of Letters of Credit shall have been appointed), either (i) the Company, the resigning or replaced Letter of Credit Issuer and the successor issuer of Letters of Credit shall arrange to have any outstanding Letters of Credit issued by the resigning or replaced Letter of Credit Issuer replaced with Letters of Credit issued by the successor issuer of Letters of Credit or (ii) the Company shall cause the successor issuer of Letters of Credit, if such successor issuer is reasonably satisfactory to the replaced or resigning Letter of Credit Issuer, to issue “back-stop” Letters of Credit, in a form and substance reasonably satisfactory to the resigning or replaced Letter of Credit, naming the resigning or replaced Letter of Credit Issuer as beneficiary for each outstanding Letter of Credit issued by the resigning or replaced Letter of Credit Issuer, which new Letters of Credit shall have a face amount equal to the Letters of Credit being back-stopped and the sole requirement for drawing on such new Letters of Credit shall be a drawing on the corresponding back-stopped Letters of Credit. After any resigning or replaced Letter of Credit Issuer’s resignation or replacement as Letter of Credit Issuer, the provisions of this Agreement relating to a Letter of Credit Issuer shall inure to its benefit as to any actions taken or omitted to be taken by it (A) while it was a Letter of Credit Issuer under this Agreement or (B) at any time with respect to Letters of Credit issued by such Letter of Credit Issuer.

(b)	To the extent that there are, at the time of any resignation or replacement as set forth in clause (a) above, any outstanding Letters of Credit, nothing herein shall be deemed to impact or impair any rights and obligations of any of the parties hereto with respect to such outstanding Letters of Credit (including, without limitation, any obligations related to the payment of Fees or the reimbursement or funding of amounts drawn), except that the Company, the resigning or replaced Letter of Credit Issuer and the successor issuer of Letters of Credit shall have the obligations regarding outstanding Letters of Credit described in clause (a) above.

3.7	Issuance By Affiliates. In the event that any Letter of Credit is issued by an Affiliate of a Letter of Credit Issuer on behalf of such Letter of Credit Issuer as contemplated by the definition of “Letter of Credit Issuer” all of the provisions of this Agreement applicable to Letter of Credit Issuers shall apply to and be enforceable by any such Affiliate.

3.8	Cash Collateral

(a)	Certain Credit Support Events. Upon the written request of the Administrative Agent or any Letter of Credit Issuer, if (i) as of the L/C Maturity Date, any Letter of Credit for any reason remains outstanding, (ii) the Borrower shall be required to provide Cash Collateral pursuant to Section 11.1, or (iii) the provisions of Section 2.16(a)(v) are in effect, the Borrower shall immediately (in the case of clause (ii) above) or within one Business Day (in all other cases) following any written request by the Administrative Agent or such Letter of Credit Issuer, provide Cash Collateral in an amount not less than the applicable Minimum Collateral Amount (determined in the case of Cash Collateral provided pursuant to clause (iii) above, after giving effect to Section 2.16(a)(v) and any Cash Collateral provided by the Defaulting Lender).

(b)	Grant of Security Interest. The Borrower, and to the extent provided by any Defaulting Lender, such Defaulting Lender, hereby grant to (and subject to the control of) the Administrative Agent, for the benefit of the Administrative Agent, each Letter of Credit Issuer and the Lenders, and agree to maintain, a first priority security interest in all such cash, deposit accounts and all balances therein as described in Section 3.8(a), and all other property so provided as collateral pursuant hereto, and in all proceeds of the foregoing, all as security for the obligations to which such Cash Collateral may be applied pursuant to Section 3.8(c). If at any time the Administrative Agent determines that Cash Collateral is subject to any right or claim of any Person other than the Administrative Agent or each Letter of Credit Issuer as herein provided, other than Permitted Liens, or the total Cash Collateral is less than the Minimum Collateral Amount, the Borrowers will, promptly upon written demand by the Administrative Agent, pay or provide to the Administrative Agent additional Cash Collateral in an amount sufficient to eliminate such deficiency. Cash Collateral shall be maintained in blocked, interest bearing deposit accounts with the Administrative Agent. The Borrower shall pay on demand therefor from time to time all customary account opening, activity and other administrative fees and charges in connection with the maintenance and disbursement of Cash Collateral.

(c)	Application. Notwithstanding anything to the contrary contained in this Agreement, Cash Collateral provided under any of this Section 3.8 or Sections 2.16, 5.2, or 11.1 in respect of Letters of Credit shall be held and applied to the satisfaction of the specific Letters of Credit Outstanding, obligations to fund participations therein (including, as to Cash Collateral provided by a Defaulting Lender, any interest accrued on such obligation) and other obligations for which the Cash Collateral was so provided, prior to any other application of such property as may otherwise be provided for herein.

(d)	Cash Collateral (or the appropriate portion thereof) provided to reduce Fronting Exposure or to secure other obligations shall be released promptly following (i) the elimination of the applicable Fronting Exposure or other obligations giving rise thereto (including by the termination of Defaulting Lender status of the applicable Lender (or, as appropriate, its assignee following compliance with Section 13.7(b)) or there is no longer existing an Event of Default) or (ii) the determination by the Administrative Agent and the Letter of Credit Issuers that there exists excess Cash Collateral.

4.	FEES; COMMITMENTS

4.1	Fees. (a) The Company agrees to pay to the Administrative Agent, the fees and expenses in respect of the performance of such role as may be separately agreed from time to time.

(b)	The Company agrees to pay to the Administrative Agent in the Base Currency, for the account of each Lender (in each case pro rata according to the respective Commitments of all such Lenders), a commitment fee (a “Commitment Fee”) for each day from and including the Closing Date to but excluding the Termination Date. Such commitment fee shall be payable in arrears (x) on the last day of each March, June, September and December (for the three-month period (or portion thereof) ended on such day for which no payment has been received), (y) on the cancelled amount of the relevant Lender’s Commitment on the date on which such Commitment is cancelled pursuant to this Agreement and (z) on the Termination Date (for the period ended on such date for which no payment has been received pursuant to clause (x) above), and shall be computed for each day during such period at a rate per annum equal to the Commitment Fee Rate in effect on such day on the Available Commitments in effect on such day.

Notwithstanding the foregoing, (i) any Commitment Fee accrued with respect to any of the Commitments of a Defaulting Lender during the period prior to the time such Lender became a Defaulting Lender and unpaid at such time shall not be payable by the Company so long as such Lender shall be a Defaulting Lender except to the extent that such Commitment Fee shall otherwise have been due and payable by the Company prior to such time, and (ii) no Commitment Fee shall accrue on any of the Available Commitment of a Defaulting Lender so long as such Lender shall be a Defaulting Lender.

(c)	[RESERVED].

(d)	The Company agrees to pay to the Administrative Agent in the Base Currency for the account of the Lenders pro rata on the basis of their respective Letter of Credit Exposure, a fee in respect of each Letter of Credit (the “Letter of Credit Fee”), for the period from and including the date of issuance of such Letter of Credit to but excluding the termination date of such Letter of Credit computed at the per annum rate for each day equal to the Applicable LIBOR Margin for Loans minus 0.125% per annum on the average daily Stated Amount (or, if applicable, the Base Currency Equivalent thereof) of such Letter of Credit. Such Letter of Credit Fees shall be due and payable quarterly in arrears on the last day of each March, June, September and December and on the date upon which the Total Commitment terminates and the Letters of Credit Outstanding shall have been reduced to zero.

(e)

The Company agrees to pay to the Administrative Agent in the Base Currency for the account of each Letter of Credit Issuer a fee in respect of each Letter of Credit issued by it (the “Fronting Fee”), for the period from and including the date of issuance of such

Letter of Credit to but excluding the termination date of such Letter of Credit, computed at the rate for each day equal to 0.125% per annum on the average daily Stated Amount (or, if applicable, the Base Currency Equivalent thereof) of such Letter of Credit (or at such other rate per annum as agreed in writing between the Company and the Letter of Credit Issuer). Such Fronting Fees shall be due and payable quarterly in arrears on the last day of each March, June, September and December and on the date upon which the Total Commitment terminates and the Letters of Credit Outstanding shall have been reduced to zero.

(f)	The Company agrees to pay directly to the Letter of Credit Issuer in the Base Currency upon each issuance of, drawing under, amendment and/or cancellation of, a Letter of Credit issued by it such amount as the Letter of Credit Issuer and the Company shall have agreed upon for issuances of, drawings under or amendments of, Letters of Credit issued by it.

4.2	Voluntary Reduction of Commitments. Upon at least three Business Days’ prior written notice (or telephonic notice promptly confirmed in writing) to the Administrative Agent at the Administrative Agent’s Office (which notice the Administrative Agent shall promptly transmit to each of the Lenders), the Company (on behalf of each of the Borrowers) shall have the right, at any time, without premium or penalty, permanently to terminate or reduce the Commitments in whole or in part, provided that (a) any such reduction shall apply proportionately and permanently to reduce the Commitment of each of the Lenders, (b) any partial reduction pursuant to this Section 4.2 shall be in the amount of at least $5,000,000 and in integral multiples of $1,000,000 in excess thereof, (c) after giving effect to such termination or reduction and to any prepayments of the Loans made on the date thereof in accordance with this Agreement, the aggregate amount of the Lenders’ Credit Exposures shall not exceed the Total Commitment and (d) if, after giving effect to any reduction of the Commitments, the Singapore Dollar Sublimit or the L/C Sublimit exceeds the amount of the Total Commitments, such limit or sublimit (as applicable) shall be automatically reduced by the amount of such excess. The amount of any such reduction in the Total Commitment reduction shall not be applied to the Singapore Dollar Sublimit or the L/C Sublimit unless otherwise specified by the Company.

4.3	Mandatory Termination of Commitments. The Total Commitments shall terminate at 5:00 p.m. on the applicable Maturity Date.

5.	PAYMENTS

5.1

Voluntary Prepayments. The Borrowers shall have the right, at any time, to prepay Loans, without premium or penalty, in whole or in part from time to time on the following terms and conditions: (a) the Company shall give the Administrative Agent and at the Administrative Agent’s Office written notice (or telephonic notice promptly confirmed in writing) of its intent to make such prepayment, the amount of such prepayment and (in the case of LIBOR Loans or EURIBOR Loans) the specific Borrowing(s) to be prepaid, which notice shall be given by such Borrower no later than (i) in the case of EURIBOR Loans, 10:00 a.m. two Business Days prior to, or (ii) in the case of LIBOR Loans denominated (x) in US Dollars, 10:00 a.m. three Business Days, and (y) in an Alternative Currency, 10:00 a.m. five Business Days prior to, the date of such prepayment and shall promptly be transmitted by the Administrative Agent to each of the Lenders; (b) each partial prepayment of any LIBOR Loans or EURIBOR Loans shall be in an integral multiple of $1,000,000 (or its equivalent in an Alternative Currency) and in an aggregate principal amount of at least $5,000,000 (or its equivalent in an Alternative Currency) and each partial prepayment of ABR Loans shall be in an integral multiple of $100,000 and in an aggregate principal amount of at least $500,000 or, in each case, if less, the entire principal amount thereof then outstanding, provided that no partial prepayment of Loans made pursuant to a single Borrowing shall reduce the outstanding Loans made pursuant to such Borrowing to an amount less than the applicable Minimum Borrowing Amount, and (c) any prepayment of LIBOR Loans or EURIBOR Loans pursuant to this Section 5.1 on any day other than the last day of an Interest Period applicable thereto shall be subject to compliance by the relevant Borrower with the applicable provisions of Section 2.11. Each such prepayment shall be applied to the Lenders’ participation in each such Loan pro rata. At the Company’s election in connection with any prepayment pursuant to this Section 5.1, such prepayment shall not be applied to any Loan of a Defaulting Lender.

5.2	Mandatory Prepayments and Cash Collateral. (a) If on any Revaluation Date the aggregate amount of the Lenders’ Credit Exposures (such aggregate Credit Exposures, the “Aggregate Outstandings”) exceeds 100% of the Total Commitment as then in effect, the Borrowers shall forthwith repay on such Revaluation Date a principal amount of Loans in an amount (in the Base Currency) equal to such excess. If, after giving effect to the prepayment of all outstanding Loans, the Aggregate Outstandings exceed the Total Commitment then in effect, the Company shall Cash Collateralize the then Letters of Credit Outstanding in an amount (in the Base Currency) equal to such excess.

(b)	In addition to the obligations under clause (a) above:

(i)	if, as of the L/C Maturity Date, there shall be any Letters of Credit Outstanding for any reason, the Company shall immediately Cash Collateralize the full amount of the then Letters of Credit Outstanding; and

(ii)	if the Administrative Agent notifies the Company on any Revaluation Date that the Letters of Credit Outstanding (in the Base Currency) at such time exceeds the L/C Sublimit then in effect, then, within two Business Days after receipt of such notice, the Company shall Cash Collateralize the then Letters of Credit Outstanding in an amount equal to the amount by which the then Letters of Credit Outstanding exceeds the L/C Sublimit.

(c)	As used herein, “Cash Collateralize” means to pledge and deposit with or deliver to the Administrative Agent, for the benefit of the Letter of Credit Issuers and the Lenders, as collateral for the obligations of the Borrowers in respect of the Letters of Credit Outstanding, cash or deposit account balances pursuant to documentation in form and substance satisfactory to the Administrative Agent and the Letter of Credit Issuers which documents are hereby consented to by the Lenders and which shall permit certain Investments in Permitted Investments satisfactory to the Administrative Agent, until the proceeds are applied to the Secured Obligations. Derivatives of such term have corresponding meanings. Each Borrower hereby grants to the Administrative Agent, for the benefit of each Letter of Credit Issuer and the Lenders, a security interest in all such cash, deposit accounts and all balances therein and all proceeds of the foregoing. Cash Collateral shall be maintained in blocked, non-interest bearing deposit accounts at the Administrative Agent (or an Affiliate thereof).

(d)	Any prepayment of a LIBOR Loan or EURIBOR Loan pursuant to this Section on a day other than the last day of the Interest Period applicable thereto shall be subject to compliance by the relevant Borrower with the applicable provisions of Section 2.11.

(e)	With respect to each prepayment of Loans by the Borrowers pursuant to Section 5.2(a), the Borrowers may designate the Types of Loans that are to be prepaid and the specific Borrowing(s) pursuant to which made, provided that (y) each prepayment of any Loans made pursuant to a Borrowing shall be applied pro rata among such Loans; and (z) notwithstanding the provisions of the preceding clause (y), no prepayment made pursuant to Section 5.2(a) of Loans shall be applied to the Loans of any Defaulting Lender. In the absence of a designation by the Borrowers as described in the preceding sentence, the Administrative Agent shall, subject to the above, make such designation in its reasonable discretion with a view, but no obligation, to minimize breakage costs owing under Section 2.11.

(f)	In lieu of making any payment pursuant to this Section 5.2 in respect of any LIBOR Loan or EURIBOR Loan other than on the last day of the Interest Period therefor and so long as no Event of Default shall have occurred and be continuing, the Borrowers, at their option may deposit with the Administrative Agent an amount equal to the amount of the LIBOR Loan or EURIBOR Loan to be prepaid and such LIBOR Loan or EURIBOR Loan (as the case may be) shall be repaid on the last day of the Interest Period therefor in the required amount with the proceeds of the amount so deposited. Such deposit shall be held by the Administrative Agent in a corporate time deposit account established on terms reasonably satisfactory to the Administrative Agent, earning interest at the then-customary rate for accounts of such type. Such deposit shall constitute cash collateral for the Secured Obligations, provided that the Borrowers may at any time direct that such deposit be applied to make the applicable payment required pursuant to this Section 5.2 (subject, in all cases, to compliance by the relevant Borrower with Section 2.11).

(g)	The Borrowers shall prepay any Borrowing made on the Closing Date in an amount equal to 100% of the Net Available Cash from the RF Power Disposition, subject to satisfaction of Indebtedness incurred in connection with the Bridge Facility (or such lesser amount as is sufficient to repay such Closing Date Borrowing in full, together with accrued interest and fees thereon to the date fixed for prepayment) not later than the later of (i) three (3) Business Days following the receipt by such Borrower or any Subsidiary thereof or (ii) if the Interest Period of such Borrowing is one week, at the end of such Interest Period. The Borrowers shall notify the Administrative Agent of the receipt of such Net Available Cash within one (1) Business Day of receipt (accompanied, in the event that such Net Available Cash is less than an amount sufficient to prepay the loans in full, together with accrued interest and fees thereon to the date fixed for prepayment, by a reasonably detailed calculation of such Net Available Cash) and the Administrative Agent will promptly notify each Lender of its receipt of such notice. Any prepayment of the Loans pursuant to this Section 5.2 shall be applied ratably to the outstanding Loans. Each such prepayment shall be made by the payment of the principal amount to be prepaid and accrued interest and fees thereon to the date fixed for prepayment.

5.3

Method and Place of Payment. (a) Except as otherwise specifically provided herein, all payments under this Agreement shall be made by each Borrower, without set-off, counterclaim or deduction of any kind, to the Administrative Agent for the ratable account of the Lenders entitled thereto or the Letter of Credit Issuer entitled thereto, as the case may be, not later than 12:00 Noon on the date when due and shall be made in immediately available funds at the Administrative Agent’s Office or at such other office as the Administrative Agent shall specify for such purpose by notice to the Company, it being understood that written or facsimile notice by a Borrower to the Administrative Agent to make a payment from the funds in such Borrower’s account at the Administrative Agent’s Office shall constitute the making of such payment to the extent of such funds held in such account. All repayments or prepayments of Loans (whether of principal, interest or otherwise) hereunder shall be made in the currency in which such amounts are denominated. The Administrative Agent will thereafter cause to be distributed on the same day (if payment was actually received by the Administrative Agent prior to 12:00 noon on such day) like funds relating to the payment of principal or interest or Fees ratably to the Lenders entitled thereto. If, for any reason, any Borrower is prohibited by any Law from making any required payment hereunder in an Alternative Currency, such Borrower shall make such payment in the Base Currency Equivalent of such amount.

(b)	Any payments under this Agreement that are made later than 1:00 p.m. shall be deemed to have been made on the next succeeding Business Day. Whenever any payment to be made hereunder shall be stated to be due on a day that is not a Business Day, the due date thereof shall be extended to the next succeeding Business Day and, such extension of time shall be reflected in computing interest or fees (as the case may be) at the applicable rate in effect immediately prior to such extension.

5.4	Net Payments. (a) Any and all payments made by or on behalf of any Credit Party under this Agreement or any other Credit Document shall be made free and clear of, and without deduction or withholding for or on account of, any Indemnified Taxes; provided that if a Credit Party shall be required by law to deduct or withhold any Indemnified Taxes from such payments, then (i) the sum payable shall be increased as necessary so that after making all required deductions and withholdings (including deductions or withholdings applicable to additional sums payable under this Section 5.4), the Administrative Agent, the Collateral Agent or any Lender, as the case may be, receives an amount equal to the after tax sum it would have received had no such deductions or withholdings been made, (ii) the relevant Credit Party shall make such deductions or withholdings and (iii) the relevant Credit Party shall pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law. Whenever any Indemnified Taxes are payable by a Credit Party, as promptly as possible thereafter, such Credit Party shall send to the Administrative Agent for its own account or for the account of such Lender, as the case may be, a certified copy of an original official receipt in such form as provided in the ordinary course by the relevant Governmental Authority and as is reasonably available to the relevant Credit Party (or other evidence acceptable to such Lender, acting reasonably) received by such Credit Party showing payment thereof.

(b)	Each Credit Party shall pay and shall jointly and severally indemnify and hold harmless, on an after tax basis, the Administrative Agent, the Collateral Agent and each Lender (whether or not such Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority) with regard to any Other Taxes.

(c)

Each Credit Party shall jointly and severally indemnify and hold harmless, on an after tax basis, the Administrative Agent, the Collateral Agent and each Lender within 15 Business Days after written demand therefor, for the full amount of any Indemnified Taxes imposed on the Administrative Agent, the Collateral Agent or such Lender as the case may be, on or with respect to any payment by or on account of any obligation of any Credit Party hereunder or under any other Credit Document (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 5.4) and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. Upon the request of the Company, such Administrative Agent, Collateral Agent, or a Lender must provide details of how it calculated the amount of Indemnified Taxes for which it claimed liability under this Section 5.4. A certificate as to the amount of such payment or liability delivered to a Credit Party by a Lender or by the Administrative Agent or the Collateral Agent on its own behalf or on behalf of a Lender shall be conclusive absent manifest error.

(d)	Each Lender shall to the extent it is legally entitled to do so:

(i)	upon the request of the Company or the Administrative Agent deliver to the Borrowers and the Administrative Agent two copies of any certification, information, documents or other evidence concerning the nationality, residence or identity of such Lender or make any declaration of similar claim or satisfy any other reporting requirement relating to such matters, which is required by a statute, regulation or administrative practice of a relevant Governmental Authority as a precondition to exemption from all or a part of any Taxes, assessment or other governmental charge; and

(ii)	deliver to the Borrowers and the Administrative Agent two further copies of any such form or certification (or any applicable successor form) on or before the date that any such form or certification expires or becomes obsolete and after the occurrence of any event requiring a change in the most recent form previously delivered by it to any Borrower;

unless in any such case any Change in Law has occurred prior to the date on which any such delivery would otherwise be required that renders any such form inapplicable or would prevent such Lender from duly completing and delivering any such form with respect to it and such Lender so advises the Borrowers and the Administrative Agent. Each Person that shall become a Participant pursuant to Section 13.7 or a Lender pursuant to Section 13.7 shall, upon the effectiveness of the related transfer, be required to provide all the forms and statements required pursuant to this Section 5.4(d), provided that in the case of a Participant such Participant shall furnish all such required forms and statements to the Lender from which the related participation shall have been purchased.

(e)	If a Credit Party determines in good faith that a reasonable basis exists for contesting any taxes for which indemnification has been demanded hereunder or any other Credit Document, the relevant Lender, the Administrative Agent or the Collateral Agent, as applicable, shall cooperate with such Credit Party in challenging such taxes at such Credit Party’s expense if so requested by such Credit Party. If any Lender, the Administrative Agent or the Collateral Agent, as applicable, receives a refund of, or determines that a Tax Credit is available to it with respect to, a tax for which a payment has been made by a Credit Party pursuant to this Agreement, which refund or Tax Credit in the good faith judgment of such Lender, the Administrative Agent or the Collateral Agent, as the case may be, is attributable to such payment made by such Credit Party, then the Lender, the Administrative Agent or the Collateral Agent, as the case may be, shall reimburse such Credit Party for such amount (together with any interest received thereon) as the Lender, the Administrative Agent or the Collateral Agent, as the case may be, determines to be the proportion of the refund or Tax Credit as will leave it, after such reimbursement, in no better or worse position (taking into account expenses or any taxes imposed on the refund) than it would have been in if the payment had not been required. A Lender, the Administrative Agent or the Collateral Agent shall claim any refund or Tax Credit that it determines is available to it, unless it concludes in its reasonable discretion that it would be adversely affected by making such a claim. Neither the Lender, the Administrative Agent nor the Collateral Agent shall be obliged to disclose any information regarding its tax affairs or computations to the any Credit Party in connection with this paragraph (e) or any other provision of this Section 5.4.

(f)	The agreements in this Section 5.4 shall survive the termination of this Agreement and the payment of the Loans and all other amounts payable hereunder.

5.5	Computations of Interest and Fees. (a) Interest on LIBOR Loans, EURIBOR Loans and, except as provided in the next succeeding sentence, ABR Loans shall be calculated on the basis of a 360-day year for the actual days elapsed. Interest on ABR Loans in respect of which the rate of interest is calculated on the basis of the prime rate and interest on overdue interest shall be calculated on the basis of a 365- (or 366-, as the case may be) day year for the actual days elapsed.

(b)	Fees and Letters of Credit Outstanding shall be calculated on the basis of a 360-day year for the actual days elapsed.

5.6	Limit on Rate of Interest.

(a)	No Payment shall exceed Lawful Rate. Notwithstanding any other term of this Agreement, no Borrower shall be obliged to pay any interest or other amounts under or in connection with this Agreement in excess of the amount or rate permitted under or consistent with any applicable law, rule or regulation.

(b)	Payment at Highest Lawful Rate. If a Borrower is not obliged to make a payment which it would otherwise be required to make, as a result of Section 5.6(a), such Borrower shall make such payment to the maximum extent permitted by or consistent with applicable laws, rules and regulations.

(c)	Adjustment if any Payment exceeds Lawful Rate. If any provision of this Agreement or any of the other Credit Documents would obligate any Borrower to make any payment of interest or other amount payable to any Lender in an amount or calculated at a rate which would be prohibited by any applicable Law, rule or regulation, then notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with retroactive effect to, in the case of EURIBOR Loans and LIBOR Loans, the beginning of the relevant Interest Period or, in the case of ABR Loans, the relevant date, the maximum amount or rate of interest, as the case may be, as would not be so prohibited by Law, such adjustment to be effected, to the extent necessary, by reducing the amount or rate of interest required to be paid by such Borrower to the affected Lender under Section 2.8.

Notwithstanding the foregoing, and after giving effect to all adjustments contemplated thereby, if any Lender shall have received from any Borrower an amount in excess of the maximum permitted by any applicable Law, rule or regulation, then such Borrower shall be entitled, by notice in writing to the Administrative Agent to obtain reimbursement from that Lender in an amount equal to such excess, and pending such reimbursement, such amount shall be deemed to be an amount payable by that Lender to such Borrower.

5.7	Currency Indemnity.

(a)

If any sum due from a Credit Party under the Credit Documents (a “Sum”), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the “First Currency”) in which that Sum is payable into another currency (the

“Second Currency”) for the purpose of: (i) making or filing a claim or proof against that Credit Party; (ii) obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings, in either case that Credit Party shall as an independent obligation, within three Business Days of demand, indemnify each Lender to whom that Sum is due against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (B) the rate or rates of exchange available to that person at the time of its receipt of that Sum.

(b)	Each Credit Party waives any right it may have in any jurisdiction to pay any amount under the Credit Documents in a currency or currency unit other than that in which it is expressed to be payable.

6.	CONDITIONS PRECEDENT TO THE CLOSING DATE

6.1	Conditions Precedent

The occurrence of the Closing Date and any initial Credit Events to occur at such time (including without limitation the deemed issuance of any Letter of Credit) is subject to the satisfaction (or waiver) of the following conditions precedent, except as otherwise agreed in writing between the Company and the Administrative Agent (with the consent of the requisite percentage of Lenders in accordance with the terms hereof). The Administrative Agent shall, upon such conditions precedent being satisfied (or waived as the case may be), promptly confirm such satisfaction (or waiver) in writing to the Lenders and the Company.

6.2	Credit Documents. The Administrative Agent shall have received:

(a)	this Agreement, executed and delivered by a duly authorized signatory of each Borrower and each Lender;

(b)	the Guaranty, executed and delivered by a duly authorized signatory of each of the Original Guarantors;

(c)	a Lien Grantor Supplement (under and as defined in the Collateral Agency Agreement), executed and delivered by each of the Original Guarantors not already party to the Collateral Agency Agreement as a Lien Grantor;

(d)	an additional secured obligations certification (under and as described in the Collateral Agency Agreement), executed and delivered by the Company, designating the Loans as Additional Secured Obligations with “second” ranking priority under Section 4.04 of the Collateral Agency Agreement; and designating the Collateral Agent as Additional Secured Parties under the Collateral Agency Agreement:

(e)	an Additional Secured Obligations Supplement (under and as defined in the Collateral Agency Agreement) executed and delivered by the Company and the Collateral Agent, and

(f)	a supplement to the US Security Agreement, substantially in the form of Exhibit A thereto, executed and delivered by each Original Guarantor incorporated or formed under the laws of any State of the United States which is not already a Grantor thereunder.

6.3	Collateral.

(a)	All outstanding equity interests in whatever form that is directly owned by or on behalf of the Borrower or any Original Guarantor and required to be pledged pursuant to the Security Documents shall have been pledged pursuant thereto;

(b)	the Collateral Agent shall have received the certificates to the extent required to be delivered under the Security Documents and pledged under the Security Documents to the extent certificated, accompanied by instruments of transfer and undated stock powers or allonges endorsed in blank, in each case to the extent not previously delivered to the Collateral Agent in connection with other Secured Obligations under the Collateral Agency Agreement; and

(c)	evidence that all other actions, recordings and filings required by the Security Documents as of the Closing Date and such additional actions (including the giving of notices, the filing of statements and the provision of all instruments and documents reasonably requested by the Administrative Agent) to perfect and protect the security interests of the Secured Parties under the Security Documents have been taken, completed or otherwise provided for in a manner reasonably satisfactory to the Administrative Agent, provided that each of the requirements in clauses (a), (b) and (c) above (other than the pledge and perfection of the security interests (1) in the certificated equity securities of any (x) Wholly Owned U.S. Restricted Subsidiary (other than an Immaterial Subsidiary) held directly by the Company or any Wholly Owned U.S. Restricted Subsidiary (other than an Immaterial Subsidiary) and (2) any Wholly Owned U.S. Restricted Subsidiary (other than an Immaterial Subsidiary) of the Target (to the extent received from the Target after the Company’s use of commercially reasonable efforts to procure delivery) and (2) in other assets of (x) the Company, Wholly Owned U.S. Restricted Subsidiaries (other than an Immaterial Subsidiary) of the Company and Wholly Owned U.S. Restricted Subsidiaries (other than an Immaterial Subsidiary) of the Target, in each case with respect to which a Lien may be perfected by the filing of a financing statement under the Uniform Commercial Code) shall not constitute conditions precedent to the Closing Date after the Company’s use of commercially reasonable efforts to provide such items or without undue burden or expense but instead shall be subject to Section 9.12 and 9.17.

6.4	Solvency Certificate. On the Closing Date, the Administrative Agent shall have received a certificate from an Authorized Officer of the Company substantially in the form of Exhibit D-2 demonstrating, as of the Closing Date, that the Company on a consolidated basis with its Subsidiaries is solvent.

6.5	Legal Opinions. The Administrative Agent (or its counsel) shall have received the executed legal opinions of (i) special New York and Delaware counsel to the Borrowers reasonably satisfactory to the Administrative Agent and (ii) special Dutch counsel to the Borrowers reasonably satisfactory to the Administrative Agent, in each case in substantially the same form and substance as provided under and in connection with the Term Credit Agreement or otherwise in form and substance reasonably satisfactory to the Administrative Agent and, in each case, to the extent applicable to entities that are Original Credit Parties. The Borrowers, the other Original Credit Parties and the Administrative Agent hereby instruct counsel to deliver such legal opinions.

6.6	Closing Certificate. The Administrative Agent shall have received a certificate of each Original Credit Party, dated the Closing Date, substantially in the form of Exhibit D-1, with appropriate insertions, executed by the President or any Vice President and the Secretary or any Assistant Secretary of such Original Credit Party (or where customary in the relevant jurisdiction, executed by a director of such Original Credit Party), and attaching the documents referred to in Sections 6.7 and 6.8 below and certifying as to each of Sections 6.9, 6.11 and 6.12 below.

6.7	Corporate Proceedings of Each Original Credit Party. The Administrative Agent shall have received a copy of the resolutions, in form and substance satisfactory to the Administrative Agent, of the Board of Directors and, to the extent required under applicable Law or the organizational documents of any Original Credit Party, the shareholders of each Original Credit Party (or a duly authorized committee thereof) authorizing (i) the execution, delivery and performance of the Credit Documents (and any agreements relating thereto) to which it is a party and (ii) in the case of the Borrowers, the extensions of credit contemplated hereunder.

6.8	Corporate Documents. The Administrative Agent shall have received true and complete copies of the certificate of incorporation, by-laws (or equivalent organizational documents) and, to the extent available in the relevant jurisdiction, an extract of the trade register of each Original Credit Party.

6.9	Representations and Warranties. (a) On the Closing Date, the Specified Representations shall be true and correct in all material respects and the Company Representations shall be true to the extent required by the Merger Agreement as a condition to closing thereunder.

(b)	All filings and other actions necessary to perfect and protect the Liens in the Collateral created under and in the manner contemplated by the U.S. Security Documents and the Dutch Security Documents shall have been duly made or taken or otherwise provided for and are in full force and effect, and the U.S. Security Documents and the Dutch Security Documents shall create in favor of the Collateral Agent for the benefit of the Secured Parties a valid and, together with such filings and other actions, perfected first priority Lien in the Collateral covered thereby, securing the payment of the Secured Obligations, subject to Liens permitted by Section 10.3. The Credit Parties shall be the legal and beneficial owners of the Collateral covered by the U.S. Security Documents and the Dutch Security Documents free and clear of any Lien, except for the Liens created or permitted under the Loan Documents. By execution of this Agreement, the Credit Parties confirm the satisfaction of this clause (b).

6.10	Notice of Borrowing. The Administrative Agent (or its counsel) shall have received a Notice of Borrowing with respect to the Loans to be made on the Closing Date meeting the requirements of Section 2.3.

6.11	Acquisition. The Acquisition shall have been or, substantially concurrently with the initial borrowing of the Loans shall be, consummated in all material respects in accordance with the terms of the Merger Agreement (or the Joint Lead Arrangers and Joint Bookrunners shall be reasonably satisfied with the arrangements in place for the consummation of the Acquisition reasonably promptly after the initial borrowing of the Loans hereunder and shall have received confirmation from representatives of the Company that such actions shall be taken promptly after the initial borrowing of the Loans hereunder).

6.12	No Company Material Adverse Effect. Since the date of the Merger Agreement, there has not been any Company Material Adverse Effect (as defined in the Merger Agreement), provided that clause (b) of the definition of “Company Material Adverse Effect” shall be excluded from such definition for the purposes of determining compliance with this Section 6.12.

6.13	Fees. All fees required to be paid on the Closing Date pursuant to the Fee Letter and reasonable and documented out-of-pocket expenses required to be paid on the Closing Date pursuant to the Commitment Letter, to the extent invoiced at least three Business Days (as defined in the Merger Agreement) prior to the Closing Date (except as otherwise reasonably agreed by the Borrowers), shall, upon the initial borrowings of the Loans, have been, or will be substantially simultaneously, paid (which amounts may, at the Borrowers’ option, be offset against the proceeds of the Loans).

6.14	Financial Statements. The Lead Arrangers shall have received (a) the audited consolidated balance sheets of Holdings and its subsidiaries as at December 31, 2012 and December 31, 2013, and of Target and its subsidiaries as at December 31, 2012, December 31, 2013 and December 31, 2014 and the related consolidated statements of income or operations, shareholders’ equity and cash flows of Holdings and its subsidiaries for the years ended December 31, 2012 and December 31, 2013 and of Target and its subsidiaries for the years ended December 31, 2012, December 31, 2013 and December 31, 2014, and, with respect to each of Holdings and its subsidiaries and Target and its subsidiaries, for any subsequent fiscal year ended at least 120 days or, in the case of Target and its subsidiaries, 90 days before the Closing Date and (b) the unaudited consolidated balance sheets of each of Holdings and its subsidiaries and Target and its subsidiaries, and the related consolidated statements of income or operations, shareholders’ equity and cash flows of each of Holdings and its subsidiaries and Target and its subsidiaries for each subsequent fiscal quarter ended at least 60 days or, in the case of Target, 45 days before the Closing Date; provided that the Lead Arrangers hereby acknowledge receipt of the audited financial statements referred to in clause (a) and the unaudited financial statements of Holdings and its subsidiaries and for Target and its subsidiaries for the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015; provided further that, in the case of Holdings and its subsidiaries, filing of the required financial statements on Form 20-F or 6-K, with the SEC and, in the case of Target and its subsidiaries, the filing of the required financial statements on Form 10-K or 10-Q, as applicable, with C-2 the SEC, in each case on or prior to the Closing Date will satisfy the foregoing requirements of this Section 6.14.

6.15	Pro Forma Balance Sheet. The Lead Arrangers and Co-Managers shall have received a pro forma consolidated balance sheet and related pro forma consolidated statements of income and cash flows of Holdings as of and for the twelve-month period ending on the last day of the most recently completed four-fiscal quarter period for which financial statements have been delivered pursuant to Section 6.14 above, prepared after giving effect to the Transactions as if the Transactions had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such other financial statements); provided that, the financial statements made available on the Form F-4 filed with the SEC on May 28, 2015 will satisfy the foregoing requirements of this Section 6.15.

6.16	PATRIOT Act. The Administrative Agent shall have received, at least two Business Days prior to the Closing Date, all documentation and other information about the Borrower and the Guarantors as shall have been reasonably requested in writing by the Administrative Agent at least seven calendar days prior to the Closing Date and as is mutually agreed to be required by U.S. regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act.

6.17	Refinancing. The commitments of the lenders under the Existing Revolving Credit Facility shall have been, or shall be on the Closing Date, terminated and all the obligations under the Existing Revolving Credit Facility shall have been, or shall be on the Closing Date, repaid or prepaid, and the Administrative Agent shall have received evidence satisfactory to it thereof.

The acceptance of the benefits of the Loans shall constitute a representation and warranty by each Credit Party to each of the Lenders that all of the applicable conditions specified above exist as of that time.

7.	CONDITIONS PRECEDENT TO ALL CREDIT EVENTS AFTER THE CLOSING DATE

The agreement of each Lender to make any Loan requested to be made by it on any date and the obligation of the Letter of Credit Issuer to issue Letters of Credit after the Closing Date is subject to the satisfaction (or waiver) of the following conditions precedent:

7.1	No Default; Representations and Warranties. At the time of each Credit Event and also after giving effect thereto (other than any Credit Event on the Closing Date or pursuant to any Loan made pursuant to Section 2.15(a) (which shall be subject to the terms of 2.15(a)) (a) no Default or Event of Default shall have occurred and be continuing and (b) all representations and warranties made by any Credit Party contained herein or in the other Credit Documents shall be true and correct in all material respects with the same effect as though such representations and warranties had been made on and as of the date of such Credit Event (except where such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall have been true and correct in all material respects as of such earlier date).

7.2	Notice of Borrowing; Letter of Credit Request. (a) Prior to the making of each Loan, the Administrative Agent shall have received a Notice of Borrowing (whether in writing or by telephone) meeting the requirements of Section 2.3.

(b)	Prior to the issuance of each Letter of Credit (other than deemed issuances pursuant to the first sentence of Section 3.1(a)), the Administrative Agent and the Letter of Credit Issuer shall have received a Letter of Credit Request meeting the requirements of Section 3.1(a).

The acceptance of the benefits of each Credit Event shall constitute a representation and warranty by each Credit Party to each of the Lenders that all the applicable conditions specified above have been satisfied as of that time.

8.	REPRESENTATIONS, WARRANTIES AND AGREEMENTS

In order to induce the Lenders and Letter of Credit Issuers to enter into this Agreement, to make the Loans and issue or participate in Letters of Credit as provided for herein, each Borrower makes the following representations and warranties to, and agreements with, the Lenders, each Agent, each Letter of Credit Issuer, all of which shall survive the execution and delivery of this Agreement and the making of the Loans and the issuance of the Letters of Credit:

8.1	Organization; Powers. Each of the Credit Parties (a) is a partnership, limited liability company, exempted company or corporation duly organized, validly existing and in good standing (or, if applicable in a foreign jurisdiction, enjoys the equivalent status under the laws of any jurisdiction of organization outside the United States) under the laws of the jurisdiction of its organization and (b) has the power and authority to execute, deliver and perform its obligations under each of the Credit Documents and each other agreement or instrument contemplated thereby to which it is or will be a party and, in the case of the Borrowers, to borrow and otherwise obtain credit hereunder.

8.2	Authorization. The execution, delivery and performance by each of the Credit Parties of each of the Credit Documents to which it is a party, and the borrowings and extensions of credit hereunder (a) have been duly authorized by all corporate, stockholder, shareholder, limited liability company or partnership action required to be obtained by each Credit Party and (b) will not (i) violate (A) any material provision of any material law, statute, rule or regulation, or of the certificate or articles of incorporation or other constitutive documents or by-laws of any Credit Party, (B) any applicable order of any court or any rule, regulation or order of any Governmental Authority or (C) any provision of any indenture, certificate of designation for preferred stock, agreement or other instrument to which any Credit Party is a party or by which any or any of their property is or may be bound, except for any such conflict, breach or default described in this paragraph (C) that could not reasonably be expected to have a Material Adverse Effect or otherwise have a material adverse effect on the rights and remedies of the Lenders under the Credit Documents, (ii) be in conflict with, result in a breach of or constitute (alone or with notice or lapse of time or both) a default under, give rise to a right of or result in any cancellation or acceleration of any right or obligation (including any payment) or to a loss of a benefit under any such indenture, certificate of designation for preferred stock, agreement or other instrument, except for any such conflict, breach or default described in this sub-clause (ii) that (1) could not reasonably be expected to have a Material Adverse Effect or otherwise have a material adverse effect on the rights and remedies of the Lenders under the Credit Documents, or (2) result in the creation or imposition of any Lien upon or with respect to any material property or assets now owned or hereafter acquired by any Credit Party.

8.3	Enforceability. This Agreement has been duly executed and delivered by each Credit Party party hereto and constitutes, and each other Credit Document when executed and delivered by each Credit Party that is party thereto will constitute, a legal, valid and binding obligation of such Credit Party enforceable against each such Credit Party in accordance with its terms, subject to Debtor Relief Laws and to general principles of equity.

8.4	Governmental Approvals; Other Consents. No action, consent or approval of, registration or filing with or any other action by, any Governmental Authority or any other Person is or will be required in connection with the execution, delivery and performance of the Credit Documents, except for (a) such as have been made or obtained and are in full force and effect, (b) filings necessary to perfect the Liens on the Collateral granted by the Credit Parties in favor of the Secured Parties and (c) those approvals, consents, exemptions, authorizations or other actions, notices or filings, the failure of which to obtain or make could not reasonably be expected to have a Material Adverse Effect.

8.5	Federal Reserve Regulations. (a) No Credit Party nor any Restricted Subsidiary is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying Margin Stock.

(b)	No part of the proceeds of any Loan or the issue of any Letter of Credit will be used, whether directly or indirectly, and whether immediately, incidentally or ultimately, for any purpose that entails a violation of Regulation U or Regulation X.

8.6	Investment Company Act. No Credit Party nor any Restricted Subsidiary is an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940, as amended.

8.7	Use of Proceeds. The proceeds of the Loans and the issuance of Letters of Credit will be used for general corporate purposes (including refinancing or repaying Indebtedness) not in contravention of any law or any Credit Document.

8.8	Solvency. (a) On the date hereof and on the Closing Date (i) (A) the fair value of the assets of the Company and its Subsidiaries on a consolidated basis, at a fair valuation, will exceed the debts and liabilities, direct, subordinated, contingent or otherwise, the Company and its Subsidiaries on a consolidated basis, respectively; (B) the present fair saleable value of the property of the Company and its Subsidiaries on a consolidated basis will be greater than the amount that will be required to pay the probable liability of the Company and its Subsidiaries on a consolidated basis on their debts and other liabilities, direct, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured; (C) the Company and its Subsidiaries on a consolidated basis will be able to pay their debts and liabilities, direct, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured; and (D) the Company and its Subsidiaries on a consolidated basis will not have unreasonably small capital with which to conduct the businesses in which they are engaged as such businesses are now conducted and are proposed to be conducted following the Closing Date and (ii) each Credit Party (A) has not ceased, and does not expect that it will cease, making payments on its liabilities when due and (B) can, and expects that it can, obtain credit in the ordinary course of business.

(b)	No Credit Party intends to, and does not believe that it or any of the Restricted Subsidiaries will, incur debts beyond its ability to pay such debts as they mature, taking into account the timing and amounts of cash to be received by it or any such Subsidiary and the timing and amounts of cash to be payable on or in respect of its Indebtedness or the Indebtedness of any such Subsidiary.

8.9	Financial Statements; No Material Adverse Effect. (a) The audited financial statements of the Company as at December 31, 2014 and for the fiscal year then ended together with the notes thereto (i) were prepared in accordance with GAAP consistently applied throughout the period covered thereby, except as otherwise expressly noted therein; and (ii) fairly present, in all material respects, the consolidated financial condition of the Company as of the date thereof and its results of operations for the period covered thereby in accordance with GAAP consistently applied throughout the period covered thereby, except as otherwise expressly noted therein.

(b)	Since the date of the audited financial statements described in clause (a) above, there has been no event or circumstance, either individually or in the aggregate, that has had or could reasonably be expected to have a Material Adverse Effect.

8.10	Litigation. Except as specifically disclosed on Schedule 8.10, there are no actions, suits, proceedings, claims or disputes pending or, to the knowledge of the Borrowers, threatened in writing, at law, in equity, in arbitration or before any governmental authority, by or against the Company or any of its Restricted Subsidiaries or against any of their properties or revenues that either individually or in the aggregate, have had or could reasonably be expected to have a Material Adverse Effect.

8.11	No Default. Neither the Company nor any Subsidiary thereof is in default under any contractual obligation that could, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

8.12	Ownership of Properties; Liens. The Company and each Subsidiary thereof has good record and marketable title in fee simple to, or valid leasehold interests in, all real property necessary in the ordinary conduct of its business, except for such defects in title as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The property of the Company and its Subsidiaries is subject to no Liens, other than Permitted Liens.

8.13	Environmental Compliance. The Company and its Restricted Subsidiaries conduct in the ordinary course of business a review of the effect of existing Environmental Laws and claims alleging potential liability or responsibility for violation of any Environmental Law on their respective businesses, operations and properties, and as a result thereof to the best knowledge of the Company, except as specifically disclosed in Schedule 8.13, such Environmental Laws and claims could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

8.14	Taxes. Except as could not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, the Company and its Subsidiaries have filed all federal, state and other material tax returns and reports required to be filed, and have paid all federal, state and other material taxes, assessments, fees and other governmental charges levied or imposed upon them or their properties, income or assets otherwise due and payable, except those (x) which are not overdue by more than 30 days or (y) which are being contested in good faith by appropriate proceedings diligently conducted and for which adequate reserves have been provided in accordance with GAAP.

8.15	Subsidiaries; Equity Interests. As of the date of this Agreement, the Company has no Restricted Subsidiaries other than those specifically disclosed in Schedule 8.15, and (except as disclosed on such Schedule) all of the outstanding equity interests in such Restricted Subsidiaries have been validly issued, are fully paid and nonassessable and are owned by the Company or a Subsidiary thereof in the amounts specified in Schedule 8.15 free and clear of all Liens other than (a) those created under the Security Documents and (b) any Permitted Lien. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has any equity investments in any other corporation or entity other than those permitted under this Agreement.

8.16	No Material Misstatements. All written information (other than projections) (the “Information”) furnished by or on behalf of any Credit Party to any Lenders or the Administrative Agent in connection with the Transactions (as such Information may have been supplemented in writing prior to the Closing Date) or the other transactions contemplated by the Credit Documents, when taken as a whole, was true and correct in all material respects, as of the date such Information was furnished to the Lenders or the Administrative Agent (as the case may be) and (in the case of such Information delivered prior to the Closing Date) as of the Closing Date and did not contain any material misstatement of fact as of any such date or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements were made; provided that, with respect to projected financial information and pro forma financial information, the Credit Parties represent only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time of preparation; it being understood that such projections may vary from actual results and that such variances may be material.

8.17

Compliance With Laws. The Company and each of its Restricted Subsidiaries is in compliance in all material respects with the requirements of all laws and all orders, writs, injunctions and decrees applicable to it or to its properties, except in such instances in which (a) such requirement of law or order, writ, injunction or decree is being contested in good faith by appropriate proceedings diligently conducted or (b) the failure to comply therewith, either individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect. Without limitation of the foregoing, the Company and each of its Restricted Subsidiaries is in compliance (i) with all applicable provisions of law and all applicable regulations and published interpretations thereunder with respect to any employee pension benefit plan or other social security and employee benefit plan governed by the laws in any jurisdiction in which it operates and (ii) with the terms of any such plan, except, in each case, for (x) such requirement of law, applicable regulation, published interpretations or plan term is being contested in good faith by appropriate proceeding diligently conducted; or (y) such noncompliance that could not reasonably be expected to have a Material Adverse Effect.

8.18	Intellectual Property Licenses. The Company and its Restricted Subsidiaries own, license or possess the right to use, all of the trademarks, service marks, trade names, copyrights, patents, patent rights, franchises, licenses and other intellectual property rights (collectively, “IP Rights”) that are reasonably necessary for the operation of their respective businesses as currently conducted, without conflict with the rights of any other person, except to the extent such conflicts, either individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect. To the best knowledge of the Company, no slogan or other advertising device, product, process, method, substance, part or other material now employed, or now contemplated to be employed, by the Company or any Subsidiary infringes upon any rights held by any other person, except to the extent such infringements, either individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect. Except as specifically disclosed in Schedule 8.18, no claim or litigation regarding any of the foregoing against the Company or its Restricted Subsidiaries is pending or, to the knowledge of the Company, threatened in writing, which, either individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

8.19	Indebtedness Incurred Under this Agreement. Any Indebtedness Incurred under this Agreement, including any Indebtedness Incurred under any incremental facility pursuant to Section 2.15, shall (i) be deemed to have been Incurred under Section 10.1(b)(i), (ii) have Superpriority Ranking and (iii) not be reclassified pursuant to Section 10.1(c)(i).

9.	AFFIRMATIVE COVENANTS

Each Borrower hereby covenants and agrees that on the Closing Date and thereafter, until the Commitments and each Letter of Credit have terminated and the Loans and Unpaid Drawings, together with interest, Fees and all other Secured Obligations incurred hereunder, are paid and performed in full:

9.1	Financial Statements. The Company will deliver to the Administrative Agent for prompt further distribution to each Lender:

(a)	beginning with the fiscal year ending December 31, 2015 as soon as available, but in any event on or before the date on which such financial statements would be required to be filed with the SEC but no later than 120 days after the end of each fiscal year (or, if such financial statements are not required to be filed with the SEC, within 120 days after the end of each fiscal year of the Company) a consolidated balance sheet of the Company and its Subsidiaries as at the end of such fiscal year, and the related consolidated statements of income or operations, shareholders’ equity and cash flows for such fiscal year, setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail and prepared in accordance with GAAP, audited and accompanied by a report and opinion of KPMG or another registered public accounting firm of internationally recognized standing reasonably acceptable to the Administrative Agent, which report and opinion shall be prepared in accordance with generally accepted auditing standards and shall not be subject to any “going concern” or like qualification or exception or any qualification or exception as to the scope of such audit; and

(b)	beginning with the fiscal quarter ending March 31, 2016 as soon as available, but in any event on or before the date on which such financial statements would be required to be filed with the SEC (or, if such financial statements are not required to be filed with the SEC, within 60 days after the end of each of the first three fiscal quarters of each fiscal year of the Company), a consolidated balance sheet of the Company and its Subsidiaries as at the end of such fiscal quarter, and the related consolidated statements of income or operations, shareholders’ equity and cash flows for such fiscal quarter and for the portion of the Company’s fiscal year then ended, setting forth in each case in comparative form the figures for the corresponding fiscal quarter of the previous fiscal year and the corresponding portion of the previous fiscal year, all in reasonable detail and certified by the chief executive officer, chief financial officer, treasurer or controller of the Company as fairly presenting in all material respects the financial condition, results of operations, shareholders’ equity and cash flows of the Company and its Subsidiaries in accordance with GAAP, subject only to normal year-end audit adjustments and the absence of footnotes.

At any time that any of the Company’s Subsidiaries are Unrestricted Subsidiaries and any such Unrestricted Subsidiary or group of Unrestricted Subsidiaries, if taken together as one Subsidiary, constitutes a Significant Subsidiary of the Company, then the annual and quarterly financial information required by the clauses (a) and (b) above shall include either (i) a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company or (ii) stand-alone audited or unaudited financial statements, as the case may be, of such Unrestricted Subsidiary or Unrestricted Subsidiaries (as a group or otherwise) together with an unaudited reconciliation to the financial information of the Company and its Subsidiaries, which reconciliation shall include the following items: revenue, EBITDA, net income, cash, total assets, total debt, shareholders equity, capital expenditures and interest expense.

Notwithstanding the foregoing, the obligations in clauses (a) and (b) above may be satisfied with respect to financial information of the Company and its Subsidiaries by furnishing (i) the applicable financial statements of Holdings (or any direct or indirect parent of Holdings) or (ii) the Company’s or Holdings’ (or any direct or indirect parent thereof), as applicable, Form 20-F or 6-K, as applicable, filed with the SEC; provided that, with respect to each of sub-clauses (i) and (ii), (A) to the extent such information relates to Holdings (or a parent thereof), such information is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to Holdings (or such parent), on the one hand, and the information relating to the Company and its Subsidiaries on a standalone basis, on the other hand and (B) to the extent such information is in lieu of information required to be provided under this Section 9.1, such materials are accompanied by a report and opinion of an independent registered public accounting firm of internationally recognized standing, which report and opinion shall be prepared in accordance with generally accepted auditing standards and shall not be subject to any “going concern” or like qualification or exception or any qualification or exception as to the scope of such audit.

9.2	Certificates; Other Information. The Company will deliver to the Administrative Agent for prompt further distribution to each Lender:

(a)	not later than 5 Business Days after the delivery of the financial statements referred to in Section 9.1(a), a certificate of the registered public accounting firm certifying such financial statements; and

(b)	not later than 5 Business Days after the delivery of the financial statements referred to in Section 9.1(a) and 9.1(b), a duly completed Compliance Certificate signed by the chief executive officer, chief financial officer, treasurer or controller of the Company.

Documents required to be delivered pursuant to Section 9.1(a) or 9.1(b) above may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date (a) on which Holdings or the Company posts such documents, or provides a link thereto on Holdings’ or the Company’s website on the internet at the website address listed on Schedule 9.2; or (b) on which such documents are posted on Holdings’ or the Company’s behalf on an internet or intranet website, if any, to which each Lender and the Administrative Agent have access (whether a commercial, third-party website or whether sponsored by the Administrative Agent); provided that: (i) upon written request by the Administrative Agent, Holdings or the Company shall deliver paper copies of such documents to the Administrative Agent for further distribution to each Lender that requests Holdings or the Company to deliver such paper copies until a written request to cease delivering paper copies is given by the Administrative Agent or such Lender and (ii) Holdings or the Company shall notify the Administrative Agent for further notification to each Lender (by telecopier or electronic mail) of the posting of any such documents and provide to the Administrative Agent by electronic mail electronic versions (i.e., soft copies) of such documents. Notwithstanding anything contained herein, in every instance Company shall be required to provide paper copies of the Compliance Certificates to the Administrative Agent. Each Lender shall be solely responsible for timely accessing posted documents or requesting delivery of paper copies of such documents from the Administrative Agent and maintaining its copies of such documents.

9.3	Notices. (a) Each Borrower will, or will cause the relevant Subsidiary (other than Jilin and SSMC or any other Unrestricted Subsidiary) to, promptly after a Responsible Officer of the Company or such Subsidiary obtains knowledge thereof, notify the Administrative Agent:

(i)	of the occurrence of any Default; and

(ii)	of any matter that has resulted or could reasonably be expected to result in a Material Adverse Effect, including (A) breach or non-performance of, or any default under, a contractual obligation of the Company or any Subsidiary thereof; (B) any dispute, litigation, investigation, proceeding or suspension between the Company or any Subsidiary thereof and any Governmental Authority; or (C) the commencement of, or any material development in, any litigation or proceeding affecting the Company or any Subsidiary thereof, including pursuant to any applicable Environmental Laws, which, in any such case, has resulted or could reasonably be expected to result in a Material Adverse Effect.

(b)	Each notice pursuant to this Section 9.3 shall be accompanied by a statement of a Responsible Officer of the Company setting forth material details of the occurrence referred to therein and stating what action the Company or the relevant Subsidiary has taken and proposes to take with respect thereto.

9.4	Payment of Obligations. Each Borrower will, and will cause each of its Restricted Subsidiaries to, pay and discharge as the same shall become due and payable, all its obligations and liabilities in respect of taxes, assessments and governmental charges or levies upon it or its properties or assets, unless (a) the same are being contested in good faith by appropriate proceedings diligently conducted and adequate reserves, if any, in accordance with GAAP are being maintained by the Company or such Restricted Subsidiary; or (b) the failure to pay or discharge the same could not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

9.5	Preservation of Existence; Assets. Each Borrower will, and will cause each of its Restricted Subsidiaries to:

(a)	preserve, renew and maintain in full force and effect its legal existence and good standing under the laws of the jurisdiction of its organization, except to the extent the failure to do so could not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(b)	take all reasonable action to maintain all rights, privileges, permits, licenses and franchises necessary or desirable in the normal conduct of its business, except (i) to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect or (ii) pursuant to a transaction permitted by Section 10.9 or 10.10; and

(c)	preserve or renew all of its registered patents, trademarks, trade names and service marks, the non-preservation of which could reasonably be expected to have a Material Adverse Effect.

9.6	Maintenance of Properties. Each Borrower will, and will cause each of its Restricted Subsidiaries to, maintain, preserve and protect all of its material properties and equipment necessary in the operation of its business in good working order and condition, ordinary wear and tear excepted and casualty and condemnation excepted, and make all necessary repairs thereto and renewals and replacements thereof (in accordance with prudent industry practice) except where the failure to do so could not reasonably be expected to have a Material Adverse Effect.

9.7	Maintenance of Insurance. Each Borrower will, and will cause each of its Restricted Subsidiaries to, maintain with financially sound and reputable insurance companies, insurance with respect to its properties and business against loss or damage of the kinds customarily insured against by persons engaged in the same or similar business, of such types and in such amounts (after giving effect to any self-insurance reasonable and customary for similarly situated persons engaged in the same or similar businesses as the Company and its Restricted Subsidiaries) as are customarily carried under similar circumstances by such other persons.

9.8	Compliance with Laws. Each Borrower will, and will cause each of its Restricted Subsidiaries to, comply in all material respects with the requirements of all laws and all orders, writs, injunctions and decrees applicable to it or to its business or property, except in such instances in which (a) such requirement of law or order, writ, injunction or decree is being contested in good faith by appropriate proceedings diligently conducted; or (b) the failure to comply therewith could not reasonably be expected to have a Material Adverse Effect. Without limitation of the foregoing, the Company and each of its Restricted Subsidiaries shall at all times comply (i) with all applicable provisions of law and all applicable regulations and published interpretations thereunder with respect to any employee pension benefit plan or other social security and employee benefit plan governed by the laws in any jurisdiction in which it operates and (ii) with the terms of any such plan (including funding obligations thereunder), except, in each case, for (x) such requirement of law, applicable regulation, published interpretations or plan term is being contested in good faith by appropriate proceeding diligently conducted; or (y) such noncompliance that could not reasonably be expected to have a Material Adverse Effect.

9.9	Inspection Rights. Each Borrower will, and will cause each of its Restricted Subsidiaries to, permit representatives and independent contractors of the Administrative Agent and the Required Lenders to visit and inspect any of its properties, to examine its corporate, financial and operating records, and to discuss its affairs, finances and accounts with its directors, officers, and independent public accountants, at such reasonable times during normal business hours and as often as may be reasonably desired, upon reasonable advance notice to the Company; provided, however, that, excluding any such visits and inspections during the continuation of an Event of Default, only the Administrative Agent on behalf of the Lenders may exercise rights of the Administrative Agent and the Required Lenders under this Section 9.9 and the Administrative Agent shall not exercise such rights more often than two times during any calendar year absent the existence of an Event of Default and for one such time the reasonable expenses of the Administrative Agent in connection with such visit and inspection shall be for the Company’s account; provided further that when an Event Of Default exists the Administrative Agent or any Lender (or any of their respective representatives or independent contractors) may do any of the foregoing at the reasonable expense of the Company at any time during normal business hours and upon reasonable advance notice.

9.10	Use of Proceeds. Each Borrower will use the proceeds of the extensions of credit under this Agreement for general corporate purposes (including, for the avoidance of doubt, refinancing of any existing indebtedness) not in contravention of any law or any Credit Document. The proceeds of the extensions of credit will not, directly or, to the knowledge of any Borrower, indirectly, be used, lent, contributed, or otherwise made available to any Subsidiary, joint venture partner, or other Person (i) to fund any activities or business of or with any Person, or in any country or territory, that, at the time of such funding is, or whose government is, the subject of any sanctions administered or enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control or the U.S. State Department, the United Nations Security Council, the European Union, or Her Majesty’s Treasury (collectively, “Sanctions”), or (ii) in any manner that would constitute an unlawful breach of Sanctions or any applicable anti-corruption laws by any Person (including any Person participating in the Loans, whether as lender, underwriter, advisor, or otherwise).

9.11	Guarantees by Restricted Subsidiaries. (a) Any Wholly Owned Subsidiary of the Company that is to be designated as not an Immaterial Subsidiary pursuant to the proviso to the definition thereof, if any, shall, within 60 days after the Closing Date (or such longer period as the Administrative Agent shall agree in writing in its sole discretion), provide a Guarantee of this Agreement by executing a supplement to the Guaranty in the form attached thereto.

(b)	Subject to the Agreed Security Principles, if, as of the last day of any fiscal year for which financial statements have been delivered pursuant to Section 9.1, any Wholly Owned Subsidiary of the Company or any Restricted Subsidiary constitutes a Subsidiary that is not an Immaterial Subsidiary, such Restricted Subsidiary must, within 60 days (or such longer period as the Administrative Agent may agree in writing) after the date on which the Compliance Certificate for such fiscal year is delivered, provide a Guarantee of this Agreement by executing a supplement to the Guaranty in the form attached thereto).

(c)

If the Company or any of its Restricted Subsidiaries acquires or creates a Wholly Owned Subsidiary (other than an Immaterial Subsidiary) after the Closing Date and the issuance of a Guarantee by such Guarantor is not precluded by the Agreed Security Principles, the new Restricted Subsidiary must, within 30 days (or such longer period as the Administrative Agent may agree in writing) after becoming a Restricted Subsidiary, provide a Guarantee of this Agreement by executing a supplement to the Guaranty in the form attached thereto.

(d)	The obligations of each Guarantor under the Guaranty will be limited to the maximum amount that would not render the Guarantors obligations subject to avoidance under applicable fraudulent conveyance provisions of the United States Bankruptcy Code or any comparable provision of foreign or state law and as otherwise set forth in the Guaranty or relevant supplement to the Guaranty.

(e)	The obligations of a Guarantor under the Guaranty will terminate upon:

(i)	a sale or other disposition (including by way of consolidation or merger) of the Guarantor or the sale or disposition of all or substantially all the assets of the Guarantor (other than to the Company or a Restricted Subsidiary), in each case, as permitted by this Agreement;

(ii)	the designation in accordance with this Agreement of the Guarantor as an Unrestricted Subsidiary;

(iii)	to the extent that the Guarantor is not an Immaterial Subsidiary due to the operation of the proviso to the definition of “Immaterial Subsidiary”, upon the release of the guarantee or guarantees referred to in such proviso that resulted in the Guarantor not being an Immaterial Subsidiary;

(iv)	the Guarantor becoming an Immaterial Subsidiary, tested as of the last day of any fiscal year for which financial statements have been delivered pursuant to Section 9.1 and a Compliance Certificate has been delivered pursuant to Section 9.2(b) and that Guarantor being designated by the Company pursuant to that Compliance Certificate as an Immaterial Subsidiary whose obligations under the Guaranty should terminate; or

(v)	repayment in full of all amounts due and payable under the Credit Documents and cancellation of Commitments hereunder.

9.12

Additional Liens and Security Interests. (a) Subject to the Agreed Security Principles, within 90 days (or such longer period as the Administrative Agent may agree in writing in its sole discretion) after (i) any Restricted Subsidiary organized under the laws of the United States or the Netherlands (the “Relevant Jurisdictions”) becomes a Guarantor in accordance with Section 9.11 (each such Restricted Subsidiary, a “Relevant Jurisdiction Guarantor”) who as at the Closing Date has not granted security pursuant to the Security Documents or (ii) any Relevant Jurisdiction Guarantor acquires any material property in a Relevant Jurisdiction that is not automatically subject to a perfected security interest under the Security Documents, the relevant Relevant Jurisdiction Guarantor shall, in each case at its sole cost and expense, duly execute and deliver to the Administrative Agent such mortgages, deeds of trust, mortgage amendments, deed of trust amendments, security agreement supplements and other security documents, as reasonably specified by and in form and substance reasonably satisfactory to the Administrative Agent (in form and scope, and covering such collateral on such terms, in each case consistent with the mortgages, security agreements and other security documents in effect on the Closing Date), granting a security interest in favor of the Secured Parties, and take such additional actions

(including the giving of notices, the filing of statements and the provision of all instruments and documents reasonably requested by the Administrative Agent) to perfect and protect the security interests of the Secured Parties under the Security Documents. Notwithstanding the foregoing, no Credit Party shall be required to provide a security interest pursuant to this Section 9.12 (x) except as provided in Section 9.16, in cash or bank accounts prior to the occurrence of an Enforcement Event, (y) if the Agreed Security Principles would not so require or (z) over assets or properties that are not subject to Liens under the Security Documents as a result of the application of the Agreed Security Principles. Any security interest provided pursuant to this Section 9.12 shall be accompanied with such opinions of counsel to the Company as customarily given by borrower’s counsel in the relevant jurisdiction (and with respect to real property in the United States, title insurance), in form and substance customary for such jurisdiction. The Company will use reasonable endeavors to procure that its counsel or title company, as the case may be, in any relevant jurisdiction provides a legal opinion in respect of any such security interest.

(b)	The obligations of a Credit Party under the Security Documents to which it is a party will terminate upon:

(i)	such Credit Party ceasing to be a Guarantor in accordance with Section 9.11(e);

(ii)	the designation in accordance with this Agreement of such Credit Party as an Unrestricted Subsidiary; or

(iii)	payment and performance in full of the Secured Obligations and the cancellation of Commitments hereunder.

(c)	The assets or property of a Credit Party forming part of the Collateral shall be released from the Lien created under any Security Document to which such Credit Party is a party upon the sale or disposition of such assets or property (other than to the Company or a Restricted Subsidiary) in a transaction permitted by this Agreement (other than a sale or disposition subject to Section 10.9 or 10.10(c)).

(d)	For the avoidance of doubt, no Guarantor incorporated in a jurisdiction that is not a Relevant Jurisdiction shall be required to take any actions referred to in this Section 9.12.

9.13	Further Assurances. Subject to the Agreed Security Principles, promptly upon request by the Administrative Agent, (a) correct any material defect or error that may be discovered in any Credit Document or in the execution, acknowledgment, filing or recordation thereof, and (b) do, execute, acknowledge, deliver, record, re-record, file, re-file, register and reregister any and all such further acts, deeds, certificates, assurances and other instruments as the Administrative Agent, may reasonably require from time to time in order to carry out more effectively the purposes of any Credit Document.

9.14	Insurance Endorsements. Within 10 Business Days (or such later date as the Collateral Agent and the Borrowers may agree) after the Closing Date or such later date on which a Relevant Jurisdiction Guarantor grants security to secure the Secured Obligations and the end of each calendar year, the relevant Collateral Agent shall have received endorsements naming the relevant Collateral Agent, on behalf of the Lenders, as an additional insured or loss payee, as the case may be, under all material insurance policies to be renewed following the Closing Date or entered into prior to the end of such fiscal year with respect to the properties of the Company and its Subsidiaries forming part of the Collateral.

9.15	[Reserved]

9.16	Security Over Cash and Bank Accounts.

(a)	The Company shall maintain bank accounts held, in each case, with the Collateral Agent in London and denominated in US Dollars, Euros and Sterling (each a “Initial Secured Account” and together the “Initial Secured Accounts”) (pursuant to this Agreement) and shall, on the Closing Date, if such accounts are empty, deposit a nominal amount into each Initial Secured Account.

(b)	Upon the occurrence and during the continuance of an Enforcement Event the Company shall, and shall procure that each Relevant Jurisdiction Guarantor shall (i) pay the proceeds of the sale or collection of Collateral to a bank account or bank accounts that do not contain other cash of the Company or the Relevant Jurisdiction Guarantor (as the case may be) that is not the proceeds of Collateral, (ii) not comingle the proceeds of Collateral with other cash of the Company or the Relevant Jurisdiction Guarantor and (iii) pay the proceeds of Collateral denominated in US Dollars, Sterling and Euros that are paid to, or received by, the Company or a Relevant Jurisdiction Guarantor promptly to the relevant Initial Secured Account and, to the extent practicable, direct counterparties to pay the proceeds of Collateral directly to the relevant Initial Secured Account.

(c)	Upon the occurrence and during the continuance of an Enforcement Event, the Company shall, and shall procure that each Relevant Jurisdiction Guarantor shall, grant, subject to the Agreed Security Principles, a perfected Lien in all bank accounts held by the Company or any Relevant Jurisdiction Guarantor to which proceeds of Collateral are paid, to the extent of the proceeds of such Collateral (any such account, an “Additional Secured Account”, and together with the Initial Secured Accounts, the “Secured Accounts”); provided that, to the extent any of the Additional Secured Accounts are or become part of the bank accounts used in the cash management system of the Company, the Company and each Relevant Jurisdiction Guarantor shall be entitled to grant a Lien over the Additional Secured Accounts in favor of the bank providing cash management facilities to secure the Company’s or any Relevant Jurisdiction Guarantor’s obligations to such bank, which Lien shall rank equally and ratably with the Lien created in favor of the Collateral Agent.

9.17	Conditions Subsequent to the Closing Date.

(a)	Subject to the Agreed Security Principles, as soon as is reasonably practicable following the Closing Date and in any event within 60 days thereafter or such longer period as the Administrative Agent may agree in writing in its sole discretion:

(i)	Freescale Semiconductor, Inc. shall have executed and delivered to the Administrative Agent either (in the reasonable discretion of the Collateral Agent) (i) mortgages or deeds of trust in respect of each of the Freescale US Properties or (ii) amendments of the Existing Fast Mortgages, in each case granting (or confirming) in favor of the Collateral Agent for the benefit of the Secured Parties a valid Lien in the Freescale US Properties, securing the payment of the Secured Obligations, subject to Liens permitted by Section 10.3, in form and substance consistent with the Existing Fast Mortgages or otherwise reasonably satisfactory to the Administrative Agent, subject to the Agreed Security Principles, together with title insurance policies in form and substance similar to the title insurance policies delivered in connection with the Existing Fast Mortgages (or endorsements to such policies);

(ii)	the Collateral Agent shall have received all documents and instruments, including Uniform Commercial Code or other applicable personal property and fixture security financing statements, required by Law or reasonably requested by the Collateral Agent, as applicable, to be filed, registered or recorded in any relevant jurisdiction to create the Liens intended to be created by the Security Documents and perfect such Liens to the extent required by, and with the priority required by, the Security Documents, shall have been filed, registered or recorded or delivered to such Collateral Agent for filing, registration or recording, subject to the Agreed Security Principles;

(iii)	the Collateral Agent shall have received the executed legal opinions of special Netherlands, Arizona and Texas counsel to the Borrowers or the relevant Credit Party, in each case in substantially the same form and substance to the extent the same was provided under and in connection with the Existing Term Facility or otherwise in form and substance reasonably satisfactory to the Collateral Agent to the extent applicable to entities that are Credit Parties. The Borrowers, the other Credit Parties and the Collateral Agent hereby instruct counsel to deliver such legal opinions; and

(iv)	All Uniform Commercial Code financing statements required to be filed, registered or recorded to create the Liens intended to be created by any Security Document entered into by the Borrowers and each Wholly Owned U.S. Restricted Subsidiary and perfect such Liens to the extent required by such Security Document shall have been delivered to the Collateral Agent, and shall be in proper form, for filing, registration or recording.

(b)	Target Merger. Within ten (10) Business Days after the Closing Date (or such longer period as the Administrative Agent may agree in writing in its sole discretion) to the extent not consummated on the Closing Date, each of Freescale Semiconductors Holdings II, Ltd, Freescale Semiconductors Holdings III, Ltd and Freescale Semiconductors Holdings IV, Ltd shall be merged with and into Target, and the Target will merge with and into Freescale Semiconductors Holdings V, Inc., which shall be an indirect subsidiary of Holdings.

9.18	RCF Parallel Debts.

(a)	Each of the Credit Parties undertakes by way of an abstract acknowledgment of indebtedness with the Collateral Agent to pay to the Collateral Agent its RCF Parallel Debts. The parties acknowledge that the Collateral Agent is the creditor of the RCF Parallel Debts and shall act in its own name and not as agent of any of the Lenders, the Joint Lead Arrangers, the Joint Bookrunners, the Administrative Agent or the Collateral Agent (each a “RCF Parallel Debt Secured Party”) (but always for the benefit of the RCF Parallel Debt Secured Parties in accordance with the provisions of the Credit Documents).

(b)

Paragraph (a) above is (i) for the purpose of ensuring the validity and effect of certain security rights governed by German laws, granted by any Credit Party pursuant to the Guaranty; and (ii) without prejudice to the other provisions of the Guaranty. For the avoidance of doubt, (i) the respective RCF Parallel Debt shall be decreased to the extent the Underlying Debt has been repaid or discharged, (ii) the Underlying Debt shall be decreased to the extent that the respective RCF Parallel Debt has been repaid or discharged, and (iii) the amount of the RCF Parallel Debt shall at all times be equal to the amount of the Underlying Debt.

(c)	Each RCF Parallel Debt is a separate and independent obligation and shall not make the Collateral Agent or any RCF Parallel Debt Secured Party a joint and several creditor of any Underlying Debt.

10.	NEGATIVE COVENANTS

Each Borrower hereby covenants and agrees that on the Closing Date and thereafter, until the Commitments and each Letter of Credit have terminated and the Loans and Unpaid Drawings, together with interest, Fees and all other Secured Obligations incurred hereunder, are paid and performed in full:

10.1	Limitation on Indebtedness. (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (including Acquired Indebtedness); provided, however, that the Company and any of its Restricted Subsidiaries may Incur Indebtedness if on the date of such Incurrence and after giving pro forma effect thereto (including pro forma application of the proceeds thereof), the Fixed Charge Coverage Ratio for the Company and its Restricted Subsidiaries is greater than 2.00 to 1.0.

(b)	Clause (a) will not prohibit the Incurrence of the following Indebtedness:

(i)	Indebtedness Incurred pursuant to any Credit Facility (including in respect of letters of credit or bankers’ acceptances issued or created thereunder and under this Agreement) and any Refinancing Indebtedness in respect thereof and Guarantees in respect of such Indebtedness in a maximum aggregate principal amount at any time outstanding not exceeding (A) €750,000,000, plus (B) in the case of any refinancing of any Indebtedness permitted under this sub-clause (i) or any portion thereof, the aggregate amount of fees, underwriting discounts, premiums and other costs and expenses Incurred in connection with such refinancing;

(ii)	(A) (1) Guarantees by the Company or any Restricted Subsidiary of Indebtedness of the Company or any Guarantor and (2) co-issuance by the Co-Borrower of any Indebtedness of the Company, in each case so long as the Incurrence of such Indebtedness is permitted under this Agreement; or

(B)	without limiting Section 10.3, Indebtedness arising by reason of any Lien granted by or applicable to such Person securing Indebtedness of the Company or any Restricted Subsidiary so long as the Incurrence of such Indebtedness is permitted under this Agreement;

(iii)	Indebtedness of the Company owing to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owing to and held by the Company or any Restricted Subsidiary; provided, however, that:

(A)	any subsequent issuance or transfer of Capital Stock or any other event which results in any such Indebtedness being beneficially held by a Person other than the Company or a Restricted Subsidiary of the Company; and

(B)	any sale or other transfer of any such Indebtedness to a Person other than the Company or a Restricted Subsidiary of the Company,

shall be deemed, in each case, to constitute an Incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be;

(iv)	Indebtedness represented by (A) any Indebtedness (other than Indebtedness described in sub-clauses (i) and (iii) above) outstanding on the Closing Date, (B) Refinancing Indebtedness Incurred in respect of any Indebtedness described in this sub-clause (iv) or sub-clauses (v), (vii), or (xi) below or Incurred pursuant to clause (a) above, (C) Management Advances, (D) the Senior Notes, (E) the Term Credit Agreement in a principal amount not exceeding the original committed amount thereunder, and (F) obligations arising under a declaration of joint and several liability in respect of a Restricted Subsidiary used for the purpose of section 2:403 of the Dutch Civil Code (Burgerlijk Wetboek) (and any residual liability under such declaration arising pursuant to section 2:404(2) of the Dutch Civil Code) to the extent that such obligations constitute Indebtedness;

(v)	Indebtedness of any Person (x) Incurred and outstanding on the date on which such Person becomes a Restricted Subsidiary or is merged, consolidated, amalgamated or otherwise combined with (including pursuant to any acquisition of assets and assumption of related liabilities) the Company or any Restricted Subsidiary or (y) Incurred (A) to provide all or any portion of the funds utilized to consummate the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary or was otherwise acquired by the Company or a Restricted Subsidiary or (B) otherwise in connection with or contemplation of such acquisition); provided, however, with respect to this sub-clause (v), that at the time of such acquisition or other transaction (x) the Company would have been able to Incur €1.00 of additional Indebtedness pursuant to clause (a) above after giving pro forma effect to the Incurrence of such Indebtedness pursuant to this sub-clause (v) and such merger, consolidation, amalgamation or combination, or (y) the Fixed Charge Coverage Ratio would not be lower than it was immediately prior to giving effect to such acquisition or other transaction;

(vi)	Indebtedness under Currency Agreements, Interest Rate Agreements and Commodity Hedging Agreements entered into for bona fide hedging purposes of the Company or its Restricted Subsidiaries and not for speculative purposes (as determined in good faith by the Board of Directors or Senior Management of the Company);

(vii)	Indebtedness represented by Capitalized Lease Obligations or Purchase Money Obligations, and in each case any Refinancing Indebtedness in respect thereof, in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this sub-clause (vii) and then outstanding, will not exceed at any time outstanding the greater of (A) €100,000,000 and (B) 1% of Total Assets;

(viii)	Indebtedness in respect of (A) workers’ compensation claims, self-insurance obligations, performance, indemnity, surety, judgment, appeal, advance payment, customs, VAT or other tax or other guarantees or other similar bonds, instruments or obligations and completion guarantees and warranties provided by the Company or a Restricted Subsidiary or relating to liabilities, obligations, indemnities or guarantees Incurred in the ordinary course of business or pursuant to any governmental or regulatory requirements, (B) letters of credit, bankers’ acceptances, guarantees or other similar instruments or obligations issued or relating to liabilities or obligations Incurred in the ordinary course of business, or pursuant to any governmental or regulatory requirements (C) the financing of insurance premiums in the ordinary course of business and (D) any customary cash management, cash pooling or netting or setting off arrangements in the ordinary course of business;

(ix)	Indebtedness arising from agreements providing for customary guarantees, indemnification, obligations in respect of earnouts or other adjustments of purchase price or, in each case, similar obligations, in each case, Incurred or assumed in connection with the acquisition or disposition of any business or assets or Person or any Capital Stock of a Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring or disposing of such business or assets or such Subsidiary for the purpose of financing such acquisition or disposition); provided that the maximum liability of the Company and its Restricted Subsidiaries in respect of all such Indebtedness shall at no time exceed the gross proceeds, including the fair market value of non-cash proceeds (measured at the time received and without giving effect to any subsequent changes in value), actually received by the Company and its Restricted Subsidiaries in connection with such disposition;

(x)	(A) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of Incurrence;

(B)	Customer deposits and advance payments received in the ordinary course of business from customers for goods purchased in the ordinary course of business;

(C)	Indebtedness owed on a short-term basis of no longer than 30 days to banks and other financial institutions Incurred in the ordinary course of business of the Company and its Restricted Subsidiaries with such banks or financial institutions that arises in connection with ordinary banking arrangements to manage cash balances of the Company and its Restricted Subsidiaries; and

(D)	Indebtedness incurred by a Restricted Subsidiary in connection with bankers acceptances, discounted bills of exchange or the discounting or factoring of receivables for credit management purposes, in each case Incurred or undertaken in the ordinary course of business on arm’s length commercial terms on a recourse basis;

(xi)	Indebtedness in an aggregate outstanding principal amount which, when taken together with any Refinancing Indebtedness in respect thereof and the principal amount of all other Indebtedness Incurred pursuant to this sub-clause (xi) and then outstanding, will not exceed €450,000,000;

(xii)	Indebtedness in an aggregate outstanding principal amount which, when taken together with any Refinancing Indebtedness in respect thereof and the principal amount of all other Indebtedness Incurred pursuant to this sub-clause (xii) and then outstanding, will not exceed 100% of the Net Cash Proceeds received by the Company from the issuance or sale (other than to a Restricted Subsidiary) of its Capital Stock (other than Disqualified Stock, Designated Preference Shares or an Excluded Contribution) or otherwise contributed to the equity (other than through the issuance of Disqualified Stock, Designated Preference Shares or an Excluded Contribution) of the Company, in each case, subsequent to the Closing Date; provided, however, that (A) any such Net Cash Proceeds that are so received or contributed shall be excluded for purposes of making Restricted Payments under Sections 10.2(c)(i), (vi), and (x) to the extent the Company and its Restricted Subsidiaries incur Indebtedness in reliance thereon, and (B) any Net Cash Proceeds that are so received or contributed shall be excluded for purposes of Incurring Indebtedness pursuant to this sub-clause (xii) to the extent the Company or any of its Restricted Subsidiaries makes a Restricted Payment under Section 10.2 and Sections 10.2(c)(i), (vi), and (x) in reliance thereon;

(xiii)	Indebtedness of Restricted Subsidiaries Incurred as a result of (A) any governmental or regulatory restrictions, limitations or penalties in the nature of capital controls, exchange controls or similar restrictions affecting the incurrence or repayment of intercompany Indebtedness by any Restricted Subsidiary or (B) any ordinary course country risk management policies or tax planning of the Company restricting or limiting transfers or distributions from the Company or any Restricted Subsidiary to the Company or any Restricted Subsidiary, provided that the principal amount of such Indebtedness so Incurred when aggregated with other Indebtedness previously Incurred in reliance on this sub-clause (xiii) and still outstanding shall not in the aggregate exceed €350,000,000; and

(xiv)	the Guaranty by the Company or a Restricted Subsidiary of Indebtedness of any Person in which the Company or a Restricted Subsidiary has beneficial ownership of 15% or more of the Voting Stock in respect of performance, bid or surety bonds issued by or on behalf of any such Person in the ordinary course of business in an aggregate amount, together with all other guarantees of the Company outstanding pursuant to this sub-clause (xiv) on the date of such incurrence, not to exceed €15,000,000.

(c)	For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness Incurred pursuant to and in compliance with, this Section 10.1:

(i)	in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in clauses (a) and (b) above, the Company, in its sole discretion, will classify, and may from time to time reclassify, such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of the sub-clauses of clause (b) or clause (a);

(ii)	all Indebtedness outstanding on the Closing Date (x) under the Term Credit Agreement shall be deemed initially Incurred on the Closing Date under Clause (b)(iv) (E) above, and (Y) this Agreement shall be deemed initially Incurred under clause (b)(i) above, and in each case Indebtedness may not be reclassified pursuant to sub-clause (i) above;

(iii)	Guarantees of, or obligations in respect of letters of credit, bankers’ acceptances or other similar instruments relating to, or Liens securing, Indebtedness that is otherwise included in the determination of a particular amount of Indebtedness shall not be included;

(iv)	if obligations in respect of letters of credit, bankers’ acceptances or other similar instruments are Incurred pursuant to any Credit Facility and are being treated as Incurred pursuant to clause (b)(i), (vii), (xi), (xii) or (xiii) or clause (a) above and the letters of credit, bankers’ acceptances or other similar instruments relate to other Indebtedness, then such other Indebtedness shall not be included;

(v)	the principal amount of any Disqualified Stock of the Company or a Restricted Subsidiary, or Preferred Stock of a Restricted Subsidiary, will be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof;

(vi)	Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness; and

(vii)	the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined on the basis of GAAP.

(d)	Accrual of interest, accrual of dividends, the accretion of accreted value, the accretion or amortization of original issue discount, the payment of interest in the form of additional Indebtedness, the payment of dividends in the form of additional shares of Preferred Stock or Disqualified Stock or the reclassification of commitments or obligations not treated as Indebtedness due to a change in GAAP, will not be deemed to be an Incurrence of Indebtedness for purposes of this Section 10.1.

(e)	The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value thereof in the case of any Indebtedness issued with original issue discount and (ii) the principal amount, or liquidation preference thereof, in the case of any other Indebtedness.

(f)	If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary, any Indebtedness of such Subsidiary shall be deemed to be Incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be Incurred as of such date under this Section 10.1 the Company shall be in Default of this covenant).

(g)	For purposes of determining compliance with any euro-denominated restriction on the Incurrence of Indebtedness, the Euro Equivalent of the aggregate principal amount of Indebtedness denominated in another currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or, at the option of the Company, first committed, in the case of Indebtedness Incurred under a revolving credit facility; provided that (i) if such Indebtedness is Incurred to refinance other Indebtedness denominated in a currency other than euros, and such refinancing would cause the applicable euro-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such euro-denominated restriction shall be deemed not to have been exceeded so long as the aggregate principal amount of such Refinancing Indebtedness does not exceed the aggregate principal amount of such Indebtedness being refinanced; (ii) the Euro Equivalent of the aggregate principal amount of any such Indebtedness outstanding on the Closing Date shall be calculated based on the relevant currency exchange rate in effect on the Closing Date; and (iii) if and for so long as any such Indebtedness is subject to a Currency Agreement with respect to the currency in which such Indebtedness is denominated covering principal and interest on such Indebtedness, the amount of such Indebtedness, if denominated in euros, will be the amount of the principal payment required to be made under such Currency Agreement and, otherwise, the Euro Equivalent of such amount plus the Euro Equivalent of any premium which is at such time due and payable but is not covered by such Currency Agreement.

(h)	Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company or a Restricted Subsidiary may Incur pursuant to this Section 10.1 shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

(i)	The Company may elect irrevocably to convert all Euro-denominated restrictions into US Dollar-denominated restrictions at the applicable spot rate of exchange prevailing on the date of such election, and all references in this Agreement to determining Euro Equivalents and Euro amounts shall apply mutatis mutandis as though referring to US Dollars.

10.2	Limitation on Restricted Payments. (a) The Company will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to:

(i)	declare or pay any dividend or make any distribution on or in respect of the Company’s or any Restricted Subsidiary’s Capital Stock (including any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) except:

(A)	dividends or distributions payable in Capital Stock of the Company (other than Disqualified Stock) or in options, warrants or other rights to purchase such Capital Stock of the Company or in Subordinated Shareholder Funding; and

(B)	dividends or distributions payable to the Company or a Restricted Subsidiary (and, in the case of any such Restricted Subsidiary making such dividend or distribution, to holders of its Capital Stock other than the Company or another Restricted Subsidiary on no more than a pro rata basis, measured by value);

(ii)	purchase, redeem, retire or otherwise acquire for value any Capital Stock of the Company or any direct or indirect Parent of the Company held by Persons other than the Company or a Restricted Subsidiary of the Company (other than in exchange for Capital Stock of the Company (other than Disqualified Stock));

(iii)	purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Indebtedness (other than in each case (A) any capitalization of Subordinated Indebtedness, (B) any such purchase, repurchase, redemption, defeasance or other acquisition or retirement or in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case, due within one year of the date of purchase, repurchase, redemption, defeasance or other acquisition or retirement and (C) any Indebtedness Incurred pursuant to Section 10.1(b)(iii)) or any Subordinated Shareholder Funding; or

(iv)	make any Restricted Investment in any Person;

(any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Restricted Investment referred to in sub-clauses (i) through (iv) above made on or after the Closing Date are referred to herein as a “Restricted Payment”), if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

(A)	a Default shall have occurred and be continuing (or would result immediately thereafter therefrom);

(B)	the Company is not able to incur an additional €1.00 of Indebtedness pursuant to Section 10.1(a) after giving effect, on a pro forma basis, to such Restricted Payment; or

(C)	the aggregate amount of such Restricted Payment and all other Restricted Payments made subsequent to February 14, 2013 (and not returned or rescinded) (including Permitted Payments permitted below by clauses (c)(vi), (x), (xi), and (xii), but excluding all other Restricted Payments permitted by clause (c)) would exceed the sum of (without duplication):

(1)	50% of Consolidated Net Income for the period (treated as one accounting period) from the first day of the first fiscal quarter commencing prior to February 14, 2013 to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which internal consolidated financial statements of the Company are available (or, in the case such Consolidated Net Income is a deficit, minus 100% of such deficit);

(2)	100% of the aggregate Net Cash Proceeds, and the fair market value (as determined in accordance with clause (b) below) of property or assets or marketable securities, received by the Company from the issue or sale of its Capital Stock (other than Disqualified Stock or Designated Preference Shares) or Subordinated Shareholder Funding subsequent to February 14, 2013 or otherwise contributed to the equity (other than through the issuance of Disqualified Stock or Designated Preference Shares) of the Company subsequent to February 14, 2013 (other than (x) Net Cash Proceeds or property or assets or marketable securities received from an issuance or sale of such Capital Stock to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Company or any Subsidiary of the Company for the benefit of its employees to the extent funded by the Company or any Restricted Subsidiary, (y) Net Cash Proceeds or property or assets or marketable securities to the extent that any Restricted Payment has been made from such proceeds in reliance on clause (c)(vi) below, and (z) Excluded Contributions);

(3)	100% of the aggregate Net Cash Proceeds, and the fair market value (as determined in accordance with clause (b) below) of property or assets or marketable securities, received by the Company or any Restricted Subsidiary from the issuance or sale (other than to the Company or a Restricted Subsidiary or an employee stock ownership plan or trust established by the Company or any Subsidiary of the Company for the benefit of its employees to the extent funded by the Company or any Restricted Subsidiary) by the Company or any Restricted Subsidiary subsequent to February 14, 2013 of any Indebtedness that has been converted into or exchanged for Capital Stock of the Company (other than Disqualified Stock or Designated Preference Shares) or Subordinated Shareholder Funding (plus the amount of any cash, and the fair market value (as determined in accordance with clause (b) below) of property or assets or marketable securities, received by the Company or any Restricted Subsidiary upon such conversion or exchange);

(4)	the amount equal to the net reduction in Restricted Investments made by the Company or any of its Restricted Subsidiaries subsequent to February 14, 2013 resulting from:

(a)	repurchases, redemptions or other acquisitions or retirements of any such Restricted Investment, proceeds realized upon the sale or other disposition to a Person other than the Company or a Restricted Subsidiary of any such Restricted Investment, repayments of loans or advances or other transfers of assets (including by way of dividend, distribution, interest payments or returns of capital) to the Company or any Restricted Subsidiary; or

(b)	the redesignation of Unrestricted Subsidiaries (other than SSMC) as Restricted Subsidiaries (valued, in each case, as provided in the definition of “Investment”) not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount, in each case under this sub-paragraph (4), was included in the calculation of the amount of Restricted Payments referred to in the first sentences of this sub-clause (C); provided, however, that no amount will be included in Consolidated Net Income for purposes of sub-paragraph (1) above to the extent that it is (at the Company’s option) included under this sub-paragraph (4); and

(5)	the amount of the cash and fair market value (as determined in accordance with the next succeeding paragraph) of property or assets or of marketable securities received by the Company or any of its Restricted Subsidiaries subsequent to February 14, 2013 in connection with:

(a)	the sale or other disposition (other than to the Company or a Restricted Subsidiary or an employee stock ownership plan or trust established by the Company or any Subsidiary of the Company for the benefit of its employees to the extent funded by the Company or any Restricted Subsidiary) of Capital Stock of an Unrestricted Subsidiary of the Company (other than SSMC); and

(b)	any dividend or distribution made by an Unrestricted Subsidiary or Affiliate (other than SSMC) to the Company or a Restricted Subsidiary;

provided, however, that no amount will be included in Consolidated Net Income for purposes of sub-paragraph (1) above to the extent that it is (at the Company’s option) included under this sub-paragraph (5) above; provided further, however, that such amount shall not exceed the amount included in the calculation of the amount of Restricted Payments referred to in the first sentence of this sub-clause (C).

(b)	The fair market value of property or assets other than cash covered by clause (a) above shall be the fair market value thereof as determined in good faith by the Board of Directors of the Company or the relevant Restricted Subsidiary.

(c)	Clause (a) above will not prohibit any of the following (collectively, “Permitted Payments”):

(i)

any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Capital Stock, Disqualified Stock, Designated Preference Shares, Subordinated Shareholder Funding or Subordinated Indebtedness made by exchange (including any such exchange pursuant to the exercise of a conversion right or privilege in connection with which cash is paid in lieu of the issuance of fractional shares) for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock or Designated Preference Shares), Subordinated Shareholder Funding or a substantially concurrent contribution to the equity (other than through the issuance of Disqualified Stock or Designated Preference Shares or through an Excluded Contribution) of the Company; provided, however, that to the extent so applied, the Net Cash Proceeds, or fair market value (as determined in accordance with the preceding sentence) of property or assets or of marketable securities, from such sale of Capital Stock, Subordinated Shareholder Funding or such contribution will be excluded from clause (a)(iv)(C)(2) above;

(ii)	any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Indebtedness made by exchange for, or out of the proceeds of the substantially concurrent sale of, Refinancing Indebtedness permitted to be Incurred pursuant to Section 10.1;

(iii)	any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Preferred Stock of the Company or a Restricted Subsidiary made by exchange for or out of the proceeds of the substantially concurrent sale of Preferred Stock of the Company or a Restricted Subsidiary, as the case may be, that, in each case, is permitted to be Incurred pursuant to Section 10.1, and that in each case, constitutes Refinancing Indebtedness;

(iv)	any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Indebtedness:

(A)	(1) from Net Available Cash to the extent permitted under Section 10.5, but only if the Company shall have first complied with Section 10.5 and purchased all Loans tendered pursuant to any offer to repurchase all the Loans required thereby, prior to purchasing, repurchasing, redeeming, defeasing or otherwise acquiring or retiring such Subordinated Indebtedness and (2) at a purchase price not greater than 100% of the principal amount of such Subordinated Indebtedness plus accrued and unpaid interest;

(B)	to the extent required by the agreement governing such Subordinated Indebtedness, following the occurrence of a Change of Control (or other similar event described therein as a “change of control”), but only (1) if the Company shall have first paid in full all amounts due under this Agreement as a result of such Change of Control and purchased all Loans tendered pursuant to the offer to repurchase all the Loans required thereby, prior to purchasing, repurchasing, redeeming, defeasing or otherwise acquiring or retiring such Subordinated Indebtedness and (2) at a purchase price not greater than 101% of the principal amount of such Subordinated Indebtedness plus accrued and unpaid interest; or

(C)

(1) consisting of Acquired Indebtedness (other than Indebtedness Incurred (x) to provide all or any portion of the funds utilized to consummate the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary or was otherwise acquired by the Company or a Restricted Subsidiary or (y) otherwise in connection with or contemplation of such acquisition) and (2) at a purchase price not greater than 100% of the principal amount of such Subordinated Indebtedness plus accrued and unpaid interest and any premium required by the terms of any Acquired Indebtedness;

(v)	any dividends paid within 60 days after the date of declaration if at such date of declaration such dividend would have complied with this provision;

(vi)	the purchase, repurchase, redemption, defeasance or other acquisition, cancellation or retirement for value of Capital Stock of any Parent (including any options, warrants or other rights in respect thereof) and loans, advances, dividends or distributions by the Company to any Parent to permit any Parent to purchase, repurchase, redeem, defease or otherwise acquire, cancel or retire for value Capital Stock of any Parent (including any options, warrants or other rights in respect thereof), or payments to purchase, repurchase, redeem, defease or otherwise acquire, cancel or retire for value Capital Stock of any Parent (including any options, warrants or other rights in respect thereof), in each case from Management Investors; provided that such payments, loans, advances, dividends or distributions do not exceed an amount (net of repayments of any such loans or advances) equal to (A) €40,000,000 plus (B) €20,000,000 multiplied by the number of calendar years that have commenced since October 12, 2006 plus (C) the Net Cash Proceeds received by the Company or its Restricted Subsidiaries since October 12, 2006 (including through receipt of proceeds from the issuance or sale of its Capital Stock or Subordinated Shareholder Funding to a Parent) from, or as a contribution to the equity (in each case under this clause (C), other than through the issuance of Disqualified Stock or Designated Preference Shares) of the Company from, the issuance or sale to Management Investors of Capital Stock (including any options, warrants or other rights in respect thereof), to the extent such Net Cash Proceeds are not included in any calculation under clause (a)(iv)(C)(2) above, less (D) any such purchases, repurchases, redemptions, defeasances or other acquisitions, cancellations or retirements for value of Capital Stock and payments, loans, advances, dividends or distributions made since October 12, 2006 and prior to February 14, 2013 pursuant to the comparable provisions of notes issued by the Company;

(vii)	the declaration and payment of dividends to holders of any class or series of Disqualified Stock, or of any Preferred Stock of a Restricted Subsidiary, Incurred in accordance with Section 10.1;

(viii)	purchases, repurchases, redemptions, defeasances or other acquisitions or retirements of Capital Stock deemed to occur upon the exercise of stock options, warrants or other rights in respect thereof if such Capital Stock represents a portion of the exercise price thereof;

(ix)	dividends, loans, advances or distributions to any Parent or other payments by the Company or any Restricted Subsidiary in amounts equal to (without duplication):

(A)	the amounts required for any Parent to pay any Parent Expenses or any Related Taxes; or

(B)	amounts constituting or to be used for purposes of making payments (1) in connection with, and of fees and expenses Incurred in connection with, the Transactions or (2) to the extent specified in Sections 10.6(c)(ii), (iii), (v), (vii) and (xii).

(x)	so long as no Default or Event of Default has occurred and is continuing (or would result therefrom), the declaration and payment by the Company of, or loans, advances, dividends or distributions to any Parent to pay, dividends on the common stock or common equity interests of the Company or any Parent following a Public Offering of such common stock or common equity interests, in an amount not to exceed in any fiscal year the greater of (A) 6% of the Net Cash Proceeds received by the Company from such Public Offering or contributed to the equity (other than through the issuance of Disqualified Stock or Designated Preference Shares or through an Excluded Contribution) of the Company or loaned as Subordinated Shareholder Funding to the Company and (B) following the Initial Public Offering, an amount equal to the greater of (A) 7% of the Market Capitalization and (B) 7% of the IPO Market Capitalization;

(xi)	so long as no Default or Event of Default has occurred and is continuing (or would result from), Restricted Payments (including loans or advances) in an aggregate amount outstanding at any time since February 14, 2013 not to exceed €200,000,000;

(xii)	payments by the Company, or loans, advances, dividends or distributions to any Parent to make payments, to holders of Capital Stock of the Company or any Parent in lieu of the issuance of fractional shares of such Capital Stock, provided, however, that any such payment, loan, advance, dividend or distribution shall not be for the purpose of evading any limitation of this Section 10.2 or otherwise to facilitate any dividend or other return of capital to the holders of such Capital Stock (as determined in good faith by the Board of Directors);

(xiii)	Investments in an aggregate amount outstanding at any time not to exceed the aggregate cash amount of Excluded Contributions, or consisting of non-cash Excluded Contributions, or Investments to the extent made in exchange for or using as consideration Investments previously made under this sub-clause (xiii);

(xiv)	[Reserved];

(xv)	[Reserved];

(xvi)

(A) the declaration and payment of dividends to holders of any class or series of Designated Preference Shares of the Company issued after February 14, 2013; and (B) the declaration and payment of dividends to any Parent or any Affiliate thereof, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preference Shares of such Parent issued after February 14, 2013; provided, however, that, in the case of paragraphs (xvi) and (xvi), the amount of all dividends declared or paid pursuant to sub-clause (xvi) shall not exceed the Net Cash Proceeds received by the Company or the aggregate amount contributed in cash to the equity (other than through the issuance of Disqualified Stock or an Excluded Contribution or, in the case of Designated Preference Shares by Parent or an Affiliate the issuance of

Designated Preference Shares) of the Company, or loaned as Subordinated Shareholder Funding to the Company, from the issuance or sale of such Designated Preference Shares;

(xvii)	[Reserved];

(xviii)	dividends or other distributions of Capital Stock of Unrestricted Subsidiaries (unless the Unrestricted Subsidiary’s principal asset is cash and Cash Equivalents or to the extent the assets owned by such Unrestricted Subsidiary were contributed in contemplation of such dividend or distribution); other than (x) SSMC, or (y) any Unrestricted Subsidiary that is a Permitted Joint Venture which has received Investments from the Company or any Restricted Subsidiary pursuant to clause (t) of the definition of Permitted Investments (determined at the time of making such Investment); and

(xix)	so long as no Default or Event of Default has occurred and is continuing (or would result therefrom), any dividend, distribution, loan or other payment to any Parent; provided that the Consolidated Leverage Ratio on a pro forma basis after giving effect to any such dividend, distribution, loan or other payment does not exceed 3.25 to 1.00.

(d)	The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of such Restricted Payment of the asset(s) or securities proposed to be paid, transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment. The fair market value of any cash Restricted Payment shall be its face amount, and the fair market value of any non-cash Restricted Payment shall be determined conclusively by the Board of Directors of the Company acting in good faith.

(e)	In addition to the foregoing, it will be a breach of this Section 10.2 if any of the Initial Investors receives directly or indirectly from SSMC payments that would, if made by the Company, constitute Restricted Payments of the types described in clauses (a)(i) to (iii) above (inclusive), other than through distributions and dividends (x) to the Company and the making of such payments by the Company in a manner permitted by the covenant set forth above or (y) on a pro rata basis (proportionate to its ownership of SSMC) to another portfolio company of any Initial Investor, or, in the case of Philips, another operating subsidiary, engaged in an active business that owns Capital Stock of SSMC at such time.

10.3	Limitation on Liens. (a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, Incur or suffer to exist any Lien upon any of its property or assets (including Capital Stock of a Restricted Subsidiary of the Company), whether owned on the Closing Date or acquired after that date, or any interest therein or any income or profits therefrom, which Lien secures any Indebtedness (such Lien, the “Initial Lien”) other than (i) Permitted Liens or (ii) Liens on property or assets that are not Collateral and are not Permitted Liens if the Loans and the obligations under this Agreement are directly secured equally and ratably with, or prior to, in the case of Liens with respect to Subordinated Indebtedness, the Indebtedness secured by such Initial Lien for so long as such Indebtedness is so secured. It is understood that Liens on Collateral in favor of Indebtedness under Section 10.1(b)(i) and obligations under Hedging Agreements provided by Lenders or Affiliates of Lenders (at the time such Hedging Agreements were entered into) may have super priority not materially less favorable to the Lenders than that accorded to this Agreement on the Closing Date.

(b)	Any such Lien created in favor of the Loans pursuant to Section 10.3(a)(ii) will be automatically and unconditionally released and discharged upon (i) the release and discharge of the Initial Lien to which it relates or (ii) any sale, exchange or transfer to any person other than the Company or any Subsidiary of the Company of the property or assets secured by such Initial Lien.

(c)	Any such Lien on Collateral shall, at the election of the Company, rank equal to or junior to the Liens securing the Loans and the obligations under this Agreement, except that any Lien in favor of Indebtedness incurred under Section 10.1(b)(i) or obligations under Hedging Agreements provided by Lenders or Affiliates of Lenders (at the time such Hedging Agreements were entered into) may have super priority not materially less favorable to the Lenders than that accorded to this Agreement on the Closing Date. Without limitation of the foregoing, (i) Indebtedness under this Agreement will in all events be entitled to the priority of “second” under Section 4.04 of the Collateral Agency Agreement as in effect on the date hereof (“Superpriority Ranking”) and (ii) in no event will the aggregate principal amount of Indebtedness (including under this Agreement but excluding obligations under Hedging Agreements provided by Lenders or Affiliates of Lenders (at the time such Hedging Agreements were entered into)) entitled to such Superpriority Ranking exceed €750,000,000.

10.4	Limitation on Restrictions on Distributions from Restricted Subsidiaries. (a) The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(i)	pay dividends or make any other distributions in cash or otherwise on its Capital Stock or pay any Indebtedness or other obligations owed to the Company or any Restricted Subsidiary;

(ii)	make any loans or advances to the Company or any Restricted Subsidiary; or

(iii)	sell, lease or transfer any of its property or assets to the Company or any Restricted Subsidiary;

provided that (x) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock and (y) the subordination of (including the application of any standstill requirements to) loans or advances made to the Company or any Restricted Subsidiary to other Indebtedness Incurred by the Company or any Restricted Subsidiary shall not be deemed to constitute such an encumbrance or restriction.

(b)	Clause (a) will not prohibit:

(i)	any encumbrance or restriction pursuant to (A) any Credit Facility (including the Credit Documents) or (B) any other agreement or instrument, in each case, in effect at or entered into on the Closing Date;

(ii)

any encumbrance or restriction pursuant to an agreement or instrument of a Person or relating to any Capital Stock or Indebtedness of a Person, entered into on or before the date on which such Person was acquired by or merged, consolidated or otherwise combined with or into the Company or any Restricted

Subsidiary, or was designated as a Restricted Subsidiary or on which such agreement or instrument is assumed by the Company or any Restricted Subsidiary in connection with an acquisition of assets (other than Capital Stock or Indebtedness Incurred as consideration in, or to provide all or any portion of the funds utilized to consummate, the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary or was acquired by the Company or was merged, consolidated or otherwise combined with or into the Company or any Restricted Subsidiary entered into or in connection with such transaction) and outstanding on such date; provided that, for the purposes of this sub-clause (ii), if another Person is the Successor Company, any Subsidiary thereof or agreement or instrument of such Person or any such Subsidiary shall be deemed acquired or assumed by the Company or any Restricted Subsidiary when such Person becomes the Successor Company;

(iii)	any encumbrance or restriction pursuant to an agreement or instrument effecting a refinancing of Indebtedness Incurred pursuant to, or that otherwise refinances, an agreement or instrument referred to in sub-clause (i) or (ii) above or this sub-clause (iii) (an “Initial Agreement”) or contained in any amendment, supplement or other modification to an agreement referred to in sub-clause (i) or (ii) above or this sub-clause (iii); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such agreement or instrument are no less favorable in any material respect to the Lenders taken as a whole than the encumbrances and restrictions contained in the Initial Agreement or Initial Agreements to which such refinancing or amendment, supplement or other modification relates (as determined in good faith by the Company);

(iv)	any encumbrance or restriction:

(A)	that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract, or the assignment or transfer of any lease, license or other contract;

(B)	contained in mortgages, pledges or other security agreements permitted under this Agreement or securing Indebtedness of the Company or a Restricted Subsidiary permitted under this Agreement to the extent such encumbrances or restrictions restrict the transfer of the property or assets subject to such mortgages, pledges or other security agreements; or

(C)	pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of the Company or any Restricted Subsidiary;

(v)	any encumbrance or restriction pursuant to Purchase Money Obligations and Capitalized Lease Obligations permitted under this Agreement, in each case, that impose encumbrances or restrictions on the property so acquired or any encumbrance or restriction pursuant to a joint venture agreement that imposes restrictions on the transfer of the assets of the joint venture;

(vi)	any encumbrance or restriction with respect to a Restricted Subsidiary (or any of its property or assets) imposed pursuant to an agreement entered into for the direct or indirect sale or disposition to a Person of all or substantially all the Capital Stock or assets of such Restricted Subsidiary (or the property or assets that are subject to such restriction) pending the closing of such sale or disposition;

(vii)	customary provisions in leases, licenses, joint venture agreements and other similar agreements and instruments entered into in the ordinary course of business;

(viii)	encumbrances or restrictions arising or existing by reason of applicable law or any applicable rule, regulation or order, or required by any regulatory authority;

(ix)	any encumbrance or restriction on cash or other deposits or net worth imposed by customers under agreements entered into in the ordinary course of business;

(x)	any encumbrance or restriction pursuant to Currency Agreements, Interest Rate Agreements or Commodity Hedging Agreements;

(xi)	any encumbrance or restriction arising pursuant to an agreement or instrument relating to any Indebtedness permitted to be Incurred subsequent to the Closing Date pursuant to Section 10.1 if the encumbrances and restrictions contained in any such agreement or instrument taken as a whole are not materially less favorable to the Lenders than (A) the encumbrances and restrictions contained in this Agreement, together with the Security Documents associated therewith as in effect on the Closing Date or (B) in comparable financings (as determined in good faith by the Company) and where, in the case of paragraph (B), the Company determines at the time of issuance of such Indebtedness that such encumbrances or restrictions will not adversely affect, in any material respect, the Borrowers’ ability to make principal or interest payments on the Loans or Unpaid Drawings;

(xii)	[Reserved]; or

(xiii)	any encumbrance or restriction existing by reason of any Lien permitted under Section 10.3.

10.5	Limitation on Sales of Assets and Subsidiary Stock. (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, make any Asset Disposition unless:

(i)	the Company or such Restricted Subsidiary, as the case may be, receives consideration (including by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise) at least equal to the fair market value (such fair market value to be determined on the date of contractually agreeing to such Asset Disposition), as determined in good faith by the Board of Directors of the Company, of the shares and assets subject to such Asset Disposition (including, for the avoidance of doubt, if such Asset Disposition is a Permitted Asset Swap);

(ii)

in any such Asset Disposition, or series of related Asset Dispositions (except to the extent the Asset Disposition is a Permitted Asset Swap), at least 75% of the consideration from such Asset Disposition (excluding any consideration by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise, other than Indebtedness) received by the Company or such Restricted Subsidiary, as the case may be, is in the form of cash, Cash Equivalents or Temporary Cash Investments; and

(iii)	an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company or such Restricted Subsidiary, as the case may be:

(A)	to the extent the Company or any Restricted Subsidiary, as the case may be, elects (or is required by the terms of any Indebtedness of a Restricted Subsidiary), (1) to prepay, repay or purchase any Indebtedness of a non-Guarantor Restricted Subsidiary (in each case, other than Indebtedness owed to the Company or any Restricted Subsidiary), any Secured Indebtedness secured by Other Liens or Indebtedness under this Agreement (or any Refinancing Indebtedness in respect thereof) within 365 days from the later of (x) the date of such Asset Disposition and (y) the receipt of such Net Available Cash; provided, however, that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to this paragraph (A), the Company or such Restricted Subsidiary will retire such Indebtedness and will cause the related commitment (if any) (except in the case of this Agreement) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased; or (2) to prepay, repay or purchase Pari Passu Indebtedness at a price of no more than 100% of the principal amount of such Pari Passu Indebtedness plus accrued and unpaid interest to the date of such prepayment, repayment or purchase; provided that the Company shall redeem, repay or repurchase Pari Passu Indebtedness pursuant to this sub-paragraph (A) only if the Company makes (at such time or subsequently in compliance with this Section 10.5 an offer to Lenders to purchase Loans in accordance with the provisions set forth below for an Asset Disposition Offer for an aggregate principal amount of Loans at least equal to the proportion that (x) the total aggregate principal amount of Loans outstanding bears to (y) the sum of the total aggregate principal amount of Loans outstanding plus the total aggregate principal amount outstanding of such Pari Passu Indebtedness; or

(B)	to the extent the Company or such Restricted Subsidiary elects, to invest in or commit to invest in Additional Assets (including by means of an investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by the Company or another Restricted Subsidiary) within 365 days from the later of (1) the date of such Asset Disposition and (2) the receipt of such Net Available Cash; provided, however, that any such reinvestment in Additional Assets made pursuant to a definitive binding agreement or a commitment approved by the Board of Directors of the Company that is executed or approved within such time will satisfy this requirement, so long as such investment is consummated within 180 days of such 365th day; provided that to the extent that any disposition in such Asset Sale was of Collateral, the assets (including Voting Stock) acquired with the Net Cash Proceeds thereof shall, subject to the Agreed Security Principles, be pledged as Collateral under the Security Documents substantially simultaneously with, or as soon as reasonably practicable after such acquisition;

provided that, pending the final application of any such Net Available Cash in accordance with paragraph (A) or paragraph (B) above, the Company and its Restricted Subsidiaries may temporarily reduce Indebtedness or otherwise invest such Net Available Cash in any manner not prohibited by this Agreement.

(b)	Any Net Available Cash from Asset Dispositions that is not applied or invested or committed to be applied or invested as provided in clause (a) above will be deemed to constitute “Excess Proceeds.” On the 366th day after an Asset Disposition, or at such earlier date that the Company elects, if the aggregate amount of Excess Proceeds exceeds €50,000,000, the Borrowers will be required to make an offer (“Asset Disposition Offer”) to all Lenders and, to the extent the Company elects, to all holders of other outstanding Pari Passu Indebtedness, to purchase the maximum principal amount of Loans and any such Pari Passu Indebtedness to which the Asset Disposition Offer applies that may be purchased out of the Excess Proceeds, at an offer price in respect of the Loans in an amount equal to (and, in the case of any Pari Passu Indebtedness, an offer price of no more than) 100% of the principal amount of the Loans and 100% of the principal amount of Pari Passu Indebtedness, in each case, plus accrued and unpaid interest, if any, to, but not including, the date of purchase, in accordance with the procedures set forth herein or the agreements governing the Pari Passu Indebtedness, as applicable.

(c)	To the extent that the aggregate amount of Loans and Pari Passu Indebtedness so validly tendered and not properly withdrawn pursuant to an Asset Disposition Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes, subject to the other provisions of this Agreement. If the aggregate principal amount of the Loans surrendered in any Asset Disposition Offer by Lenders and other Pari Passu Indebtedness surrendered by holders or lenders, collectively, exceeds the amount of Excess Proceeds, the Excess Proceeds shall be allocated among the Loans and Pari Passu Indebtedness to be purchased on a pro rata basis on the basis of the aggregate principal amount of tendered Loans and Pari Passu Indebtedness. For the purposes of calculating the principal amount of any such Indebtedness not denominated in the Base Currency, such Indebtedness shall be calculated by converting any such principal amounts into their Base Currency Equivalent determined as of a date selected by the Company that is within the Asset Disposition Offer Period (as defined in clause (e) below). Upon completion of any Asset Disposition Offer, the amount of Excess Proceeds shall be reset at zero.

(d)	To the extent that any portion of Net Available Cash payable in respect of the Loans is denominated in a currency other than the currency in which the relevant Loans are denominated, the amount thereof payable in respect of such Loans shall not exceed the net amount of funds in the currency in which such Loans are denominated that is actually received by the Company upon converting such portion into such currency.

(e)	The Asset Disposition Offer will remain open for a period of not less than 20 Business Days following its commencement (the “Asset Disposition Offer Period”). No later than five Business Days after the termination of the Asset Disposition Offer Period (the “Asset Disposition Purchase Date”), the Borrowers will purchase the principal amount of Loans and, to the extent they elect, Pari Passu Indebtedness required to be purchased pursuant to this covenant (the “Asset Disposition Offer Amount”) or, if less than the Asset Disposition Offer Amount has been so validly tendered, all Loans and Pari Passu Indebtedness validly tendered in response to the Asset Disposition Offer.

(f)	On or before the Asset Disposition Purchase Date, the Borrowers will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Asset Disposition Offer Amount of Loans and Pari Passu Indebtedness or portions of Loans and Pari Passu Indebtedness so validly tendered and not properly withdrawn pursuant to the Asset Disposition Offer, or if less than the Asset Disposition Offer Amount has been validly tendered and not properly withdrawn, all Loans and Pari Passu Indebtedness so validly tendered and not properly withdrawn. The Company will deliver to the Administrative Agent an Officer’s Certificate stating that such Loans or portions thereof were accepted for payment by the Company in accordance with the terms of this Section 10.5. The Borrowers will promptly (but in any case not later than five Business Days after termination of the Asset Disposition Offer Period) pay to the Administrative Agent for the account of each tendering Lender an amount equal to the purchase price of the Loans so validly tendered and not properly withdrawn by such Lender, and accepted by the Borrowers for purchase.

(g)	For the purposes of clause (a)(ii) above, the following will be deemed to be cash:

(i)	the assumption by the transferee of Indebtedness of the Company or Indebtedness of a Restricted Subsidiary (other than Subordinated Indebtedness of the Company or a Guarantor) and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition;

(ii)	securities, notes or other obligations received by the Company or any Restricted Subsidiary of the Company from the transferee that are converted by the Company or such Restricted Subsidiary into cash or Cash Equivalents within 180 days following the closing of such Asset Disposition;

(iii)	Indebtedness of any Restricted Subsidiary that is no longer a Restricted Subsidiary as a result of such Asset Disposition, to the extent that the Company and each other Restricted Subsidiary are released from any Guarantee of payment of such Indebtedness in connection with such Asset Disposition;

(iv)	consideration consisting of Indebtedness of the Company (other than Subordinated Indebtedness) received after the Closing Date from Persons who are not the Company or any Restricted Subsidiary; and

(v)	any Designated Non-Cash Consideration received by the Company or any Restricted Subsidiary in such Asset Dispositions having an aggregate fair market value, taken together with all other Designated Non-Cash Consideration received pursuant to this Section 10.5, or designated as such pursuant to the corresponding provision of the Secured Indenture prior to the Closing Date but on or after the Closing Date that is at that time outstanding, not to exceed the greater of €100,000,000 and 1% of Total Assets (with the fair market value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value).

(h)	The RF Power Disposition and the application of the Net Available Cash therefrom in prepayment in compliance with Section 5.7 shall be deemed to satisfy the requirements of this Section 10.5.

10.6	Limitation on Affiliate Transactions.

(a)	The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company (an “Affiliate Transaction”) involving aggregate value in excess of €20,000,000 unless:

(i)	the terms of such Affiliate Transaction taken as a whole are not materially less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable transaction at the time of such transaction or the execution of the agreement providing for such transaction in arm’s-length dealings with a Person who is not such an Affiliate; and

(ii)	in the event such Affiliate Transaction involves an aggregate value in excess of €50,000,000, the terms of such transaction have been approved by a majority of the members of the Board of Directors of the Company or the relevant Restricted Subsidiary (as applicable).

(b)	Any Affiliate Transaction shall be deemed to have satisfied the requirements set forth in clause (a)(ii) above if such Affiliate Transaction is approved by a majority of the Disinterested Directors. If there are no Disinterested Directors, any Affiliate Transaction shall be deemed to have satisfied the requirements set forth in this Section 10.6 if the Company or any of its Restricted Subsidiaries, as the case may be, delivers to the Administrative Agent a letter from an Independent Financial Advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or stating that the terms are not materially less favorable to the Company or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person on an arm’s length basis.

(c)	The provisions of clause (b) above will not apply to:

(i)	any Restricted Payment permitted to be made pursuant to Section 10.2, any Permitted Payments (other than pursuant to Section 10.2(c)(ix)(B)) or any Permitted Investment (other than Permitted Investments as defined in clauses (a)(iii), (b), (k) and (o) of the definition thereof);

(ii)

any issuance or sale of Capital Stock, options, other equity-related interests or other securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, or entering into, or maintenance of, any employment, consulting, collective bargaining or benefit plan, program, agreement or arrangement, related trust or other similar agreement and other compensation arrangements, options, warrants or other rights to purchase Capital Stock of the Company, any Restricted Subsidiary or any Parent, restricted stock plans, long-term incentive plans, stock appreciation rights plans, participation plans or similar employee benefits or consultants’ plans (including valuation, health, insurance, deferred compensation, severance, retirement, savings or similar plans, programs or arrangements) or indemnities provided on behalf of officers, employees, directors or consultants approved by the Board of Directors of the Company, in each case in the ordinary course of business;

(iii)	any Management Advances and any waiver or transaction with respect thereto;

(iv)	any transaction between or among the Company and any Restricted Subsidiary (or entity that becomes a Restricted Subsidiary as a result of such transaction), or between or among Restricted Subsidiaries;

(v)	the payment of reasonable fees and reimbursement of expenses to, and customary indemnities (including under customary insurance policies) and employee benefit and pension expenses provided on behalf of, directors, officers, consultants or employees of the Company, any Restricted Subsidiary of the Company or any Parent (whether directly or indirectly and including through any Person owned or controlled by any of such directors, officers or employees);

(vi)	the Transactions and the entry into and performance of obligations of the Company or any of its Restricted Subsidiaries under the terms of any transaction arising out of, and any payments pursuant to or for purposes of funding, any agreement or instrument in effect as of or on the Closing Date, as these agreements and instruments may be amended, modified, supplemented, extended, renewed or refinanced from time to time in accordance with the other terms of this Section 10.6 or to the extent not more disadvantageous to the Lenders in any material respect and the entry into and performance of any registration rights or other listing agreement in connection with any Public Offering;

(vii)	execution, delivery and performance of any Tax Sharing Agreement or the formation and maintenance of any consolidated group for tax, accounting or cash pooling or management purposes in the ordinary course of business;

(viii)	transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business, which are fair to the Company or the relevant Restricted Subsidiary in the reasonable determination of the Board of Directors or the Senior Management of the Company or the relevant Restricted Subsidiary, or are on terms no less favorable than those that could reasonably have been obtained at such time from an unaffiliated party;

(ix)	any transaction in the ordinary course of business between or among the Company or any Restricted Subsidiary and any Affiliate of the Company or an Associate or similar entity that would constitute an Affiliate Transaction solely because the Company or a Restricted Subsidiary or any Affiliate of the Company or a Restricted Subsidiary or any Affiliate of any Permitted Holder owns an equity interest in or otherwise controls such Affiliate, Associate or similar entity;

(x)

(A) issuances or sales of Capital Stock (other than Disqualified Stock or Designated Preference Shares) of the Company or options, warrants or other rights to acquire such Capital Stock or Subordinated Shareholder Funding; provided that the interest rate and other financial terms of such Subordinated Shareholder Funding are approved by a majority of the members of the Board of

Directors in their reasonable determination and (B) any amendment, waiver or other transaction with respect to any Subordinated Shareholder Funding in compliance with the other provisions of this Agreement;

(xi)	without duplication in respect of payments made pursuant to sub-clause (xii) below, (A) payments by the Company or any Restricted Subsidiary to any Permitted Holder (whether directly or indirectly, including through any Parent) of annual customary management, consulting, monitoring or advisory fees and related expenses customary for portfolio companies of the Initial Investors described in clause (a) of the definition thereof and (B) customary payments by the Company or any Restricted Subsidiary to any Permitted Holder (whether directly or indirectly, including through any Parent) for financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including in connection with acquisitions or divestitures, which payments in respect of this paragraph (xi) are approved by a majority of the Board of Directors in good faith; and

(xii)	payment to any Permitted Holder of all reasonable out of pocket expenses Incurred by such Permitted Holder in connection with its direct or indirect investment in the Company and its Subsidiaries.

10.7	Limitation on Business Activities of the Co-Borrower. The Co-Borrower may not hold any material assets, become liable for any material obligations or engage in any business activities; provided that it may be a co-obligor with respect to any Indebtedness issued by the Company or a Guarantor, and may engage in any activities directly related thereto or necessary in connection therewith. The Co-Borrower shall be a Wholly-Owned Subsidiary of the Company at all times.

10.8	[Reserved]

10.9	Merger and Consolidation by the Company. (a) The Company will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless:

(i)	the resulting, surviving or transferee Person (the “Successor Company”) will be a Person organized and existing under the laws of any member state of the European Union on January 1, 2004, or the United States of America, any State of the United States or the District of Columbia, Canada or any province of Canada, Norway or Switzerland and the Successor Company (if not the Company) will expressly assume, by supplemental agreements, executed and delivered to the Administrative Agent, in form reasonably satisfactory to the Administrative Agent, all the obligations of the Company under the Credit Documents;

(ii)	immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any Subsidiary of the Successor Company as a result of such transaction as having been Incurred by the Successor Company or such Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

(iii)	immediately after giving effect, on a pro forma basis, to such transaction, either (A) the Fixed Coverage Ratio of the Successor Company would exceed 2.00 to 1.00 or (B) the Fixed Charge Coverage Ratio would not be lower than it was immediately prior to giving effect to such transaction; and

(iv)	the Company shall have delivered to the Administrative Agent an Officer’s Certificate and an Opinion of Counsel, each to the effect that such consolidation, merger or transfer and such supplemental agreement (if any) comply with this Agreement and an Opinion of Counsel to the effect that such supplemental agreement (if any) has been duly authorized, executed and delivered and is a legal, valid and binding agreement enforceable against the Successor Company (in each case, in form and substance reasonably satisfactory to the Administrative Agent), provided that in giving an Opinion of Counsel, counsel may rely on an Officer’s Certificate as to any matters of fact, including as to satisfaction of sub-clauses (ii) and (iii) above.

(b)	Any Indebtedness that becomes an obligation of the Company or any Restricted Subsidiary (or that is deemed to be Incurred by any Restricted Subsidiary that becomes a Restricted Subsidiary) as a result of any such transaction undertaken in compliance with this covenant, and any Refinancing Indebtedness with respect thereto, shall be deemed to have been Incurred in compliance with Section 10.1.

(c)	For purposes of this covenant, the sale, lease, conveyance, assignment, transfer, or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

(d)	The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Company under this Agreement and the other Credit Documents but in the case of a lease of all or substantially all its assets, the predecessor company will not be released from its obligations under this Agreement or the other Credit Documents.

(e)	Notwithstanding clauses (a)(ii) and (a)(iii) above (which do not apply to transactions referred to in this clause 10.9 (e)) and, other than with respect to clause (c) above and clause (a)(iv) above, (i) any Restricted Subsidiary of the Company may consolidate or otherwise combine with, merge into or transfer all or part of its properties and assets to the Company and (ii) any Restricted Subsidiary may consolidate or otherwise combine with, merge into or transfer all or part of its properties and assets to any other Restricted Subsidiary. Notwithstanding clause (a)(ii) or (a)(iii) above (which does not apply to the transactions referred to in this clause 10.9(e)), the Company may consolidate or otherwise combine with or merge into an Affiliate incorporated or organized for the purpose of changing the legal domicile of the Company, reincorporating the Company in another jurisdiction, or changing the legal form of the Company.

(f)	This Section 10.9 (other than the requirements of clause (a)(ii) above) shall not apply to the creation of a new subsidiary as a Restricted Subsidiary of the Company.

10.10	Merger and Consolidations by the Co-Borrower and Guarantors. (a) The Co-Borrower may not consolidate with, merge with or into any person or permit any person to merge with or into the Co-Borrower unless:

(i)	concurrently therewith, a Subsidiary of the Company that is a limited liability company or corporation organized under the laws of the United States of America or any state thereof or the District of Columbia (which may be the Co-Borrower or the continuing person as a result of such transaction) expressly assumes all of the obligations of the Co-Borrower under this Agreement and the other Credit Documents; or

(ii)	after giving effect to the transaction, at least one obligor under the Credit Documents is a limited liability company or corporation organized under the laws of the United States of America or any state thereof or the District of Columbia.

(b)	Upon the consummation of any transaction effected in accordance with this Section 10.10, the resulting, surviving or transferee Co-Borrower will succeed to, and be substituted for, and may exercise every right and power of, the Co-Borrower under each Credit Document with the same effect as if such successor Person had been named as the Co-Borrower under such Credit Documents. Upon such substitution, the Co-Borrower will be released from its obligations under each Credit Document.

(c)	No Guarantor may (i) consolidate with or merge with or into any Person, or (ii) sell, convey, transfer or dispose of, all or substantially all its assets as an entirety or substantially as an entirety, in one transaction or a series of related transactions, to any Person, or (iii) permit any Person to merge with or into the Guarantor, unless, in any such case:

(A)	the other Person is the Company or any Restricted Subsidiary that is Guarantor or becomes a Guarantor concurrently with the transaction; or

(B)	(i) either (x) a Guarantor is the continuing Person or (y) the resulting, surviving or transferee Person expressly assumes all of the obligations of the Guarantor under the Credit Documents to which such Guarantor is a party; and

(1)	immediately after giving effect to the transaction, no Default has occurred and is continuing; or

(C)	the transaction constitutes a sale or other disposition (including by way of consolidation or merger) of the Guarantor or the sale or disposition of all or substantially all the assets of the Guarantor (in each case other than to the Company or a Restricted Subsidiary) otherwise permitted by this Agreement.

10.11	Impairment of Liens. The Company shall not, and shall not permit any Restricted Subsidiary to, take or omit to take any action that would have the result of materially impairing the Lien with respect to the Collateral (it being understood that the Incurrence of Permitted Liens shall under no circumstances be deemed to materially impair the Lien with respect to the Collateral) for the benefit of the Secured Parties, and the Company shall not, and shall not permit any Restricted Subsidiary to, grant to any Person other than the Collateral Agent, for the benefit of the Secured Parties, any interest whatsoever in any of the Collateral, except that the Company and its Restricted Subsidiaries may Incur Permitted Liens and the Collateral may be discharged and released in accordance with the Credit Documents.

10.12	Suspension of Covenants on Achievement of Investment Grade Status. If on any date following the Closing Date, Investment Grade Status is achieved and no Default or Event of Default has occurred and is continuing (a “Suspension Event”), then, beginning on that day and continuing until such time, if any, at which the Investment Grade Status ceases to apply (the “Reversion Date”), the following provisions will not apply: Section 10.1, Section 10.2, Section 10.4, Section 10.5, Section 10.6 and Section 10.9(a)(iii)) and, in each case, any related default provision will cease to be effective and will not be applicable to the Company and its Restricted Subsidiaries. Such covenants and any related default provisions will again apply according to their terms from the first day on which a Suspension Event ceases to be in effect. Such covenants will not, however, be of any effect with regard to actions of the Company properly taken during the continuance of the Suspension Event, and Section 10.2 will be interpreted as if it has been in effect since the Closing Date except that no default will be deemed to have occurred solely by reason of a Restricted Payment made while that covenant was suspended. On the Reversion Date, all Indebtedness Incurred during the continuance of the Suspension Event will be classified, at the Company’s option, as having been Incurred pursuant to Section 10.1(a) or one of the clauses set forth in the second paragraph of such covenant (to the extent such Indebtedness would be permitted to be Incurred thereunder as of the Reversion Date and after giving effect to Indebtedness Incurred prior to the Suspension Event and outstanding on the Reversion Date). To the extent such Indebtedness would not be so permitted to be incurred under Section 10.1 such Indebtedness will be deemed to have been outstanding on the Closing Date, so that it is classified as permitted under Section 10.1(b)(iv).

10.13	Release of Liens. The Agents and the Lenders acknowledge that the Company and its Subsidiaries may (to the extent otherwise permitted under the terms hereof) grant or have granted Liens over assets held by Subsidiaries that are not Relevant Jurisdiction Guarantors or assets held outside of the Relevant Jurisdictions in favor of other creditors or pursuant to security documents (other than the Security Documents) that purport to also secure the obligations under this Agreement (any such Liens, “Other Liens” and any such creditors, “Other Creditors”), and that Other Liens may be regulated by the Collateral Agency Agreement which in certain circumstances may provide that the consent of the Collateral Agent or Administrative Agent (as a “Secured Party” under and as defined in the Collateral Agency Agreement) is required for any release of Other Liens in order to satisfy a “Release Condition” (under and as defined in the Collateral Agency Agreement). In the event that any Other Liens are released by the Other Creditors in favor of which such Other Liens were granted, and the Company or the Collateral Agent so requests, the Collateral Agent and Administrative Agent will promptly provide written confirmation to the Company and the Collateral Agent that, in relation to the Secured Obligations under the Credit Documents, any Release Condition in respect of such Other Liens has been satisfied.

11.	EVENTS OF DEFAULT

11.1	Events of Default. Any of the following shall constitute an Event of Default:

(a)	Non-Payment of Interest. Default in any payment of interest on any Loan, L/C Advance or any Unpaid Drawing when due and payable and such default continues for 5 days;

(b)	Non-Payment of Principal. Default in the payment of the principal amount of or premium, if any, on any Loan or any Unpaid Drawing when due pursuant to the terms hereof, including upon any required repurchase, upon acceleration of maturity or otherwise;

(c)	Breach of Specific Covenants. Failure to comply for 30 days after notice by the Administrative Agent on behalf of the Lenders or the Required Lenders with any covenant, warranty or other agreement with respect to Section 9.11, Section 9.12 or Section 10;

(d)	Breach of Other Covenants. Failure to comply for 60 days after notice by the Administrative Agent on behalf of the Lenders or the Required Lenders with its other agreements (not specified in clause (a), (b) or (c) above) contained in any Credit Document;

(e)	Cross-Acceleration. Default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company, the Co-Borrower or any of their Restricted Subsidiaries (or the payment of which is Guaranteed by the Company, the Co-Borrower any of their Restricted Subsidiaries) other than Indebtedness owed to the Company, the Co-Borrower or a Restricted Subsidiary whether such Indebtedness or Guarantee now exists, or is created after the date hereof, which default:

(i)	is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness, immediately upon the expiration of the grace period provided in such Indebtedness; or

(ii)	results in the acceleration of such Indebtedness prior to its maturity;

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates €100,000,000 or more;

(f)	Change of Control. Any Change of Control occurs;

(g)	Insolvency. Any Credit Party or any of the Restricted Subsidiaries institutes or consents to the institution of any proceeding under any Debtor Relief Law, or makes an assignment for the benefit of creditors; or applies for or consents to the appointment of any receiver, trustee, custodian, conservator, liquidator, rehabilitator, administrator, administrative receiver or similar office is appointed without the application or consent of such Person and the appointment continues undischarged or unstayed for sixty (60) calendar days; or any proceeding under any Debtor Relief Law relating to any such Person or to all or any material part of its property or assets is instituted without the consent of such Person and continues undismissed or unstayed for (60) calendar days, or an order for relief is entered in any such proceeding;

(h)	Breach of Representations. Any representation or warranty made or deemed made by any Credit Party (or any of its officers) under or in connection with any Credit Document shall prove to have been incorrect in any material respect when made or deemed made;

(i)

Security Documents. (i) Any Lien under the Security Document on any material Collateral shall, at any time, cease to be in full force and effect (other than in accordance with the terms of the relevant Security Document and this Agreement) for any reason other than the satisfaction in full of all of the Secured Obligations or the release of any such Lien in accordance with the terms hereof or (ii) any Security Document or any Lien created thereunder on any material Collateral shall be declared invalid or unenforceable or a Borrower shall assert in writing that any such Lien is invalid or unenforceable, and, in any such case, such event or circumstance continues for 10 days.

(j)	Judgments. Failure by any Credit Party or any Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Borrowers and their Restricted Subsidiaries), would constitute a Significant Subsidiary, to pay final judgments aggregating in excess of €100,000,000 (exclusive of any amounts that a solvent insurance company has acknowledged liability for), which judgments are not paid, discharged or stayed for a period of 60 days after the judgment becomes final; or

(k)	Guaranty. The Guaranty ceases to be in full force and effect, other than in accordance the terms of the Credit Documents and the Agreed Security Principles, or a Guarantor denies or disaffirms its obligations under the Guaranty, other than in accordance with the terms thereof or upon release of the Guaranty in accordance with the Credit Documents;

then, and in any such event, and at any time thereafter, if any Event of Default shall then be continuing, the Administrative Agent shall, upon the written request of the Required Lenders, by written notice to the Borrowers, take any or all of the following actions, without prejudice to the rights of the Administrative Agent or any Lender to enforce its claims against the Borrowers, except as otherwise specifically provided for in this Agreement: (i) declare the Total Commitment terminated, whereupon the Commitments of each Lender shall forthwith terminate immediately and any Fees theretofore accrued shall forthwith become due and payable without any other notice of any kind; and (ii) declare the principal of and any accrued interest and fees in respect of all Loans, L/C Advances and all other amounts owing hereunder or under any other Credit Document to be, whereupon the same shall become, forthwith due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrowers; (iii) terminate any Letter of Credit that may be terminated in accordance with its terms; and/or (iv) direct the Company to Cash Collateralize the aggregate Stated Amount of all Letters of Credit then outstanding, provided that upon the occurrence of any Event of Default under Section 11.1(g) the Total Commitment and Commitment of each Lender shall automatically terminate, the unpaid principal amount of all outstanding Loans, L/C Advances and all interest and other amounts as aforesaid shall automatically become due and payable, and the obligation of the Company to Cash Collateralize the then Letters of Credit Outstanding as aforesaid shall automatically become effective, in each case without further act of the Administrative Agent or any Lender.

11.2	[Reserved]

11.3	Application of Funds. After the exercise of remedies as provided in Section 11.1 (or after the Commitments have been automatically cancelled, Loans, L/C Advances and all other amounts have automatically become due and payable and the Letters of Credit Outstanding have automatically been required to be Cash Collateralized as set forth in the proviso to Section 11.1), any amounts received by the Administrative Agent on account of the Secured Obligations shall be applied in accordance with Section 4 of the Collateral Agency Agreement.

12.	THE AGENTS

12.1	Appointment. (a) Each Lender hereby irrevocably designates and appoints the Administrative Agent as the agent of such Lender under this Agreement and the other Credit Documents, and each such Lender irrevocably authorizes the Administrative Agent, in such capacity, to take such action on its behalf under the provisions of this Agreement and the other Credit Documents and to exercise such powers and perform such duties as are expressly delegated to the Administrative Agent by the terms of this Agreement and the other Credit Documents, together with such other powers as are reasonably incidental thereto. Notwithstanding any provision to the contrary elsewhere in this Agreement, the Administrative Agent shall not have any duties or responsibilities, except those expressly set forth herein, or any fiduciary relationship with any Lender or participant, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Credit Document or otherwise exist against the Administrative Agent.

(b)	The Administrative Agent, each Lender and each Letter of Credit Issuer hereby irrevocably designate and appoint the Collateral Agent as its agent under this Agreement and the other Credit Documents, and the Administrative Agent, each Lender and each Letter of Credit Issuer irrevocably authorize the Collateral Agent, in such capacity, to take such action on their behalf under the provisions of this Agreement and the other Credit Documents and to exercise such powers and perform such duties as are expressly delegated to the Collateral Agent by the terms of this Agreement and the other Credit Documents, together with such other powers as are reasonably incidental thereto. Notwithstanding any provision to the contrary elsewhere in this Agreement, the Collateral Agent shall not have any duties or responsibilities, except those expressly set forth herein, or any fiduciary relationship with the Administrative Agent, any Lender or any Letter of Credit Issuer, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Credit Document or otherwise exist against the Collateral Agent.

(c)	Notwithstanding any other provision of this Agreement or any provision of any other Credit Document, each of the Joint Lead Arrangers, Joint Bookrunners and Co-Managers are named as such for recognition purposes only, and in their respective capacities as such shall have no obligations, duties, responsibilities or liabilities with respect to this Agreement or any other Credit Document; it being understood and agreed that each of the Joint Lead Arrangers, Joint Bookrunners and Co-Managers shall be entitled to all benefits of this Section 12. Without limitation of the foregoing, no Joint Lead Arranger, Joint Bookrunner or Co-Manager in its capacity as such shall, by reason of this Agreement or any other Credit Document, have any fiduciary relationship in respect of any Lender, Credit Party or any other Person.

(d)	Each Lender and Letter of Credit Issuer confirms that each of any Joint Lead Arrangers and the Administrative Agent has authority to accept on its behalf (and ratifies the acceptance on its behalf of any letters or reports already accepted by the Joint Lead Arranger or Administrative Agent) the terms of any reliance letter or engagement letters relating to any reports or letters provided by accountants in connection with the Credit Documents or the transactions contemplated in the Credit Documents and to bind it in respect of those reports or letters and to sign such letters on its behalf and further confirms that it accepts the terms and qualifications set out in such letters.

12.2	Delegation of Duties. The Administrative Agent may execute any of its duties under this Agreement and the other Credit Documents by or through agents or attorneys-in-fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties. The Administrative Agent shall not be responsible for the negligence or misconduct of any agents or attorneys-in-fact selected by it with reasonable care.

12.3	Exculpatory Provisions. No Agent nor any of its respective officers, directors, employees, agents, attorneys-in-fact or Affiliates shall be (a) liable for any action lawfully taken or omitted to be taken by it or such Person under or in connection with this Agreement or any other Credit Document (except for its or such Person’s own gross negligence or willful misconduct) or (b) responsible in any manner to any of the Lenders for any recitals, statements, representations or warranties made by the Borrowers, any Guarantor, any other Credit Party or any officer thereof contained in this Agreement or any other Credit Document or in any certificate, report, statement or other document referred to or provided for in, or received by the Administrative Agent or the Collateral Agent under or in connection with, this Agreement or any other Credit Document, or the perfection or priority of any Lien or security interest created or purported to be created under the Security Documents, or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Credit Document or for any failure of the Borrowers, any Guarantor or any other Credit Party to perform its obligations hereunder or thereunder. No Agent shall be under any obligation to any Lender to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Credit Document, or to inspect the properties, books or records of any Credit Party.

12.4	Reliance by Agents. Each Agent shall be entitled to rely, and shall be fully protected in relying, upon any writing, resolution, notice, consent, certificate, affidavit, letter, telecopy, telex or teletype message, statement, order or other document or conversation believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons and upon advice and statements of legal counsel (including counsel to any Credit Party), independent accountants and other experts selected by such Agent. Each Agent may deem and treat the Lender specified in the Register with respect to any amount owing hereunder as the owner thereof for all purposes unless a written notice of assignment, negotiation or transfer thereof shall have been filed with the Administrative Agent. Each Agent shall be fully justified in failing or refusing to take any action under this Agreement or any other Credit Document unless it shall first receive such advice or concurrence of the Required Lenders as it deems appropriate and, if it so requests, it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense that may be incurred by it by reason of taking or continuing to take any such action. Each Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement and the other Credit Documents in accordance with a request of the Required Lenders (or such greater number or percentage of Lenders as may be expressly required by this Agreement in any instance), and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders and all future holders of the Loans.

12.5

Notice of Default. No Agent shall be deemed to have knowledge or notice of the occurrence of any Default or Event of Default hereunder unless it has received written notice from a Lender or a Borrower referring to this Agreement, describing such Default or Event of Default and stating that such notice is a “notice of default”. In the event that the Administrative Agent receives such a notice, it shall give notice thereof to the Lenders. The Administrative Agent shall take such action with respect to such Default or Event of Default as shall be reasonably directed by the Required Lenders, provided that unless and until the Administrative Agent shall have received such directions, the Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable in the best interests of the Lenders (except to the extent that this Agreement requires that such action be taken only with the approval of the Required Lenders or each of the Lenders, as applicable).

12.6	Non-Reliance on Agents and Other Lenders. Each Lender expressly acknowledges that no Agent nor any of its respective officers, directors, employees, agents, attorneys-in-fact or Affiliates has made any representations or warranties to it and that no act by any Agent hereinafter taken, including any review of the affairs of a Borrower, any Guarantor or any other Credit Party, shall be deemed to constitute any representation or warranty by any Agent to any Lender or any Letter of Credit Issuer. Each Lender and Letter of Credit Issuer represents to each Agent that it has, independently and without reliance upon such Agent or any other Lender, and based on such documents and information as it has deemed appropriate, made its own appraisal of an investigation into the business, operations, property, financial and other condition and creditworthiness of each Borrower, any Guarantor and any other Credit Party and made its own decision to make its Loans hereunder and enter into this Agreement. Each Lender also represents that it will, independently and without reliance upon any Agent or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Credit Documents, and to make such investigation as it deems necessary to inform itself as to the business, operations, property, financial and other condition and creditworthiness of any Borrower, any Guarantor and any other Credit Party. Except for notices, reports and other documents expressly required to be furnished to the Lenders by the Administrative Agent hereunder, no Agent shall have any duty or responsibility to provide any Lender with any credit or other information concerning the business, assets, operations, properties, financial condition, prospects or creditworthiness of any Borrower, any Guarantor or any other Credit Party that may come into the possession of such Agent any of its respective officers, directors, employees, agents, attorneys-in-fact or Affiliate.

12.7	Indemnification. The Lenders agree to indemnify each Agent, each in its capacity as such (to the extent not reimbursed by any Credit Party and without limiting the obligation of any Credit Party to do so), ratably according to their respective portions of the Total Credit Exposure in effect on the date on which indemnification is sought (or, if indemnification is sought after the date upon which the Commitments shall have terminated and the Loans shall have been paid in full, ratably in accordance with their respective portions of the Total Credit Exposure in effect immediately prior to such date), from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind whatsoever that may at any time (including at any time following the payment of the Loans) be imposed on, incurred by or asserted against such Agent in any way relating to or arising out of, the Commitments, this Agreement, any of the other Credit Documents or any documents contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby or any action taken or omitted by such Agent under or in connection with any of the foregoing, provided that no Lender shall be liable for the payment of any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from such Agent’s (i) gross negligence, bad faith or willful misconduct, as determined by a final, nonappealable judgment of a court of competent jurisdiction or (ii) material breach of the obligations of such Agent under the terms of this Agreement by such Agent as determined in a final and non-appealable judgment of a court of competent jurisdiction; it being acknowledged and agreed that no action taken in accordance with the instructions of the Required Lenders (or such other number or percentage of the Lenders as shall be required by the Credit Documents) shall constitute gross negligence, bad faith, willful misconduct or a material breach. The agreements in this Section 12.7 shall survive termination of the Commitment, the repayment of the Loans and all other amounts payable hereunder.

12.8	Agents in their Individual Capacity. Each Agent and its Affiliates may make loans to, accept deposits from and generally engage in any kind of business with any Borrower, any Guarantor, and any other Credit Party as though it were not an Agent hereunder and under the other Credit Documents. With respect to the Loans made by it, each Agent shall have the same rights and powers under this Agreement and the other Credit Documents as any Lender and may exercise the same as though it were not an Agent, and the terms “Lender” and “Lenders” shall include each Agent in its individual capacity.

12.9	Successor Agents. The Administrative Agent may resign as Administrative Agent upon 20 days’ prior written notice to the Lenders and the Borrowers. If the Administrative Agent shall resign as Administrative Agent under this Agreement and the other Credit Documents, then the Required Lenders shall appoint from among the Lenders a successor Administrative Agent which successor agent shall be approved by the Company (which approval shall not be unreasonably withheld or delayed) so long as no Default or Event of Default is continuing. If no successor agent has accepted appointment as the Administrative Agent by the date which is twenty (20) days following the retiring Administrative Agent’s notice of resignation, the retiring Administrative Agent’s resignation shall nevertheless thereupon become effective and the Lenders shall perform all of the duties of the Administrative Agent hereunder until such time, if any, as the Required Lenders appoint a successor agent as provided for above. Upon the acceptance of any appointment as the Administrative Agent hereunder by a successor (or upon the Lenders assuming such role as provided above) and upon the execution and filing or recording of such financing statements, or amendments thereto, and such amendments or supplements to the Security Documents, and such other instruments or notices, as may be necessary or desirable, as the Required Lenders may request, in order to (1) continue the perfection of the Liens granted or purported to be granted by the Security Documents or (2) otherwise ensure that the requirements set forth in Section 9.11 are satisfied, the Administrative Agent shall thereupon succeed to the rights, powers and duties of the Administrative Agent and the term “Administrative Agent” shall mean such successor agent effective upon such appointment and approval, and the former Administrative Agent’s rights, powers and duties as Administrative Agent shall be terminated, without any other or further act or deed on the part of such former Administrative Agent or any of the parties to this Agreement or any holders of the Loans. After any retiring Administrative Agent’s resignation as Administrative Agent, the provisions of this Section 12 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent under this Agreement and the other Credit Documents.

12.10	Withholding Tax and Deductions. To the extent required by any applicable Law, the Administrative Agent may withhold from any interest payment to any Lender an amount equivalent to any applicable withholding tax. If the Internal Revenue Service or any authority of the United States or other jurisdiction asserts a claim that the Administrative Agent did not properly withhold tax from amounts paid to or for the account of any Lender (because the appropriate form was not delivered, was not properly executed, or because such Lender failed to notify the Administrative Agent of a change in circumstances which rendered the exemption from, or reduction of, withholding tax ineffective, or for any other reason), such Lender shall indemnify the Administrative Agent (to the extent that the Administrative Agent has not already been reimbursed by a Credit Party and without limiting the obligation of any Credit Party to do so) fully for all amounts paid, directly or indirectly, by the Administrative Agent as tax or otherwise, including penalties and interest, together with all expenses incurred, including legal expenses, allocated staff costs and any out of pocket expenses.

12.11	Administrative Agent May File Proofs of Claim. In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to any Credit Party, the Administrative Agent (irrespective of whether the principal of any Loan or Unpaid Drawing shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on any Borrower) shall be entitled and empowered, by intervention in such proceeding or otherwise:

(a)	to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans, Unpaid Drawings and all other Secured Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders, the Letter of Credit Issuers and the Administrative Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders, Letter of Credit Issuers and the Administrative Agent and their respective agents and counsel and all other amounts due the Lenders, Letter of Credit Issuers and the Administrative Agent under Sections 4.1 and 13.6) allowed in such judicial proceeding; and

(b)	to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same; and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender and Letter of Credit to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders and Letter of Credit Issuers, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Agents and their respective agents and counsel, and any other amounts due the Administrative Agent under Sections 4.1 and 13.6.

Nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender or Letter of Credit Issuer any plan of reorganization, arrangement, adjustment or composition affecting the Secured Obligations or the rights of any Lender or Letter of Credit Issuer or to authorize the Administrative Agent to vote in respect of the claim of any Lender in any such proceeding.

12.12	[Reserved]

12.13

Agents under Security Documents and Guaranty. Each Secured Party hereby further authorizes the Administrative Agent or the Collateral Agent, as applicable, on behalf of and for the benefit of the Secured Parties, to be the agent for and representative of the Secured Parties with respect to the Collateral and the Security Documents. Subject to Section 13.2, without further written consent or authorization from any Secured Party, the Administrative Agent or the Collateral Agent, as applicable, may execute any documents or instruments necessary to (a) release any Lien on any property granted to or held by the Administrative Agent or the Collateral Agent (or any sub-agent thereof) under any Credit Document (i) upon the latest Maturity Date and the payment in full (or cash collateralization) of all Obligations (except for contingent indemnification obligations in respect of which a claim has not yet been made and secured Hedge Obligations and secured Cash Management Obligations), (ii) that is sold or to be sold or transferred as part of or in connection with any sale or other transfer permitted hereunder or under any other Credit Document to a Person that is not a Credit Party or in connection with the designation of any Restricted Subsidiary as an Unrestricted Subsidiary, (iii) if the property subject to such Lien is owned by a Credit Party, upon the release of such Credit Party from its Guaranty otherwise in accordance with the Credit Documents, (iv) as to the extent provided in the Security Documents, or (v) if approved, authorized or ratified in writing in accordance with Section 13.2; (b) release any Guarantor from its obligations under the Guaranty if such Person ceases to be a Restricted Subsidiary (or becomes an Immaterial Subsidiary) as a result of a transaction or designation permitted hereunder; (c) subordinate any Lien on any property granted to or held by the Administrative Agent or the Collateral Agent under any Credit Document to the holder of any Lien permitted under clause (n) of the definition of Permitted Lien; or (d) enter into subordination or intercreditor agreements with respect to Indebtedness to the extent the Administrative Agent or the Collateral Agent is otherwise contemplated herein as being a party to such intercreditor or subordination agreement. The Collateral Agent shall have its own independent right to demand payment of the amounts payable by the Borrowers under this Section 12.13, irrespective of any discharge of the Borrower’s obligations to pay those amounts to the other Lenders resulting from failure by them to take appropriate steps in insolvency proceedings affecting the Borrowers to preserve their entitlement to be paid those amounts. Any amount due and payable by the Borrowers to the Collateral Agent under this Section 12.13 shall be decreased to the extent that the other Lenders have received (and are able to retain) payment in full of the corresponding amount under the other provisions of the Credit Documents and any amount due and payable by the Borrowers to the Collateral Agent under those provisions shall be decreased to the extent that the Collateral Agent has received (and is able to retain) payment in full of the corresponding amount under this Section 12.13.

12.14	Right to Realize on Collateral and Enforce Guaranty. Anything contained in any of the Credit Documents to the contrary notwithstanding, the Company, the Agents, and each Secured Party hereby agree that (i) no Secured Party shall have any right individually to realize upon any of the Collateral or to enforce the Guaranty, it being understood and agreed that all powers, rights, and remedies hereunder may be exercised solely by the Administrative Agent, on behalf of the Secured Parties in accordance with the terms hereof and all powers, rights, and remedies under the Security Documents may be exercised solely by the Collateral Agent, and (ii) in the event of a foreclosure by the Collateral Agent on any of the Collateral pursuant to a public or private sale or other disposition, the Collateral Agent or any Lender may be the purchaser or licensor of any or all of such Collateral at any such sale or other disposition and the Collateral Agent, as agent for and representative of the Secured Parties (but not any Lender or Lenders in its or their respective individual capacities unless Required Lenders shall otherwise agree in writing) shall be entitled, for the purpose of bidding and making settlement or payment of the purchase price for all or any portion of the Collateral sold at any such public sale, to use and apply any of the Obligations as a credit on account of the purchase price for any collateral payable by the Collateral Agent at such sale or other disposition. No holder of secured Hedge Obligations shall have any rights in connection with the management or release of any Collateral or of the obligations of any Credit Party under this Agreement. No holder of secured Hedge Obligations that obtains the benefits of any Guaranty or any Collateral by virtue of the provisions hereof or of any other Credit Document shall have any right to notice of any action or to consent to, direct or object to any action hereunder or under any other Credit Document or otherwise in respect of the Collateral (including the release or impairment of any Collateral) other than in its capacity as a Lender or Agent and, in such case, only to the extent expressly provided in the Credit Documents. Notwithstanding any other provision of this Agreement to the contrary, the Administrative Agent shall not be required to verify the payment of, or that other satisfactory arrangements have been made with respect to, Obligations arising under secured Hedge Agreements, unless the Administrative Agent has received written notice of such Obligations, together with such supporting documentation as the Administrative Agent may request, from the applicable Hedge bank, as the case may be.

13.	MISCELLANEOUS

13.1	Representations to the Financial Supervision Act

(a) For the purpose of this Section 13.1, each Lender includes the domestic or foreign branch office or Affiliate making a Loan.

(b) Without limiting the Borrowers’ obligations under the FMSA, each Lender which is a party to this Agreement on the date hereof represents and warrants to each party to this Agreement on the date hereof that it is not considered to be a part of the public within the meaning of the Financial Supervision Act, which requirement can be considered satisfied, in reliance upon the Explanatory Memorandum to the Implementation Act in respect of Directive 2013/36/EU and Regulation (EU) No 575/2013, until the competent authority publishes its interpretation of the term “public” (as referred to in article 4.1(1) of Regulation (EU) No 575/2013), if the amount borrowed is not less than EUR 100,000 or its equivalent in any other currency.

(c) If, a party becomes a Lender such new Lender represents and warrants to each party to this Agreement on the date on which it becomes a party to this Agreement as a Lender that it is not considered to be a part of the public within the meaning of the Financial Supervision Act, which requirement can be considered satisfied, in reliance upon the Explanatory Memorandum to the Implementation Act in respect of Directive 2013/36/EU and Regulation (EU) No 575/2013, until the competent authority publishes its interpretation of the term “public” (as referred to in article 4.1(1) of Regulation (EU) No 575/2013), if the amount borrowed is not less than EUR 100,000 or its equivalent in any other currency.

(d) Each Lender acknowledges that (b) it is aware of the consequences of the representation and warranty made by it under this Section 13.1 and (c) each of the Agents and other Lenders and the Company has relied upon such representation and warranty.

13.2

Amendments and Waivers. (a) Neither this Agreement nor any other Credit Document, nor any terms hereof or thereof may be amended, supplemented, modified or waived except in accordance with the provisions of this Section 13.2. Except as provided to the contrary in clause 2.15, and other than with respect to any amendment, modification or waiver contemplated in clause (A) below which shall only require the consent of the Lenders expressly set forth therein, the Required Lenders may, or, with the written consent of the Required Lenders, the Administrative Agent may, from time to time (i) enter into with the relevant Credit Party or Credit Parties written amendments, supplements, modifications or waivers hereto and to the other Credit Documents for the purpose of adding any provisions to this Agreement or the other Credit Documents or changing in any manner the rights of the Lenders or of the Credit Parties hereunder or thereunder or (ii) waive in writing, on such terms and conditions as the Required Lenders or the Administrative Agent, as the case may be, may specify in such instrument, any of the requirements of this Agreement or the other Credit Documents or any Default or Event of Default and its consequences; provided, however, that no such waiver and no such amendment, supplement, modification or waiver shall directly (A) forgive or reduce or waive any portion of any Loan or L/C Advance or extend or postpone the final scheduled maturity date of any Loan or any L/C Advance or reduce the stated rate (it being understood that only the consent of the Required Lenders shall be necessary to waive any obligation of the Borrowers to pay interest at the “default rate”), or forgive any portion, or extend the date for the payment, of any interest or fee payable hereunder (other than as a result of waiving the applicability of any post-default increase in interest rates), or extend the final expiration date of any Lender’s Commitment or extend the final expiration date of any Letter of Credit beyond the L/C Maturity Date, or increase the aggregate amount of the Commitments of any Lender, or amend or modify any provisions of Section 5.2(a) (with respect to the ratable allocation of any payments only) and Section 13.11(a), or release all or substantially all of the Guarantors under the Guaranty or release all or substantially all of the Collateral under the Security Documents, except that only the written consent of the Required Lenders shall be required with respect to any amendment or modification of provisions concerning loan buy-backs and Defaulting Lenders in each case without the written consent of each Lender directly and adversely affected thereby, (B) amend, modify or waive any provision of this Section 13.2 or reduce the percentages specified in the definitions of the terms “Required Lenders” or any other provision hereof specifying the number or percentage of Lenders required to amend, waive or otherwise modify any rights hereunder or make any determination or grant any consent hereunder, or consent to the assignment or transfer by any Borrower of its rights and obligations under any Credit Document to which it is a party (except as permitted pursuant to Sections 10.9 or 10.10), (in any such case) without the written consent of each Lender; provided that a waiver of any condition precedent in Section 6 or 7 of this Agreement, the waiver of any Default, Event of Default, default interest, mandatory prepayment or reductions, any modification, waiver or amendment to the financial ratios or any component thereof or the waiver of any other covenant shall not constitute an increase of any Commitment of a Lender, a reduction or forgiveness in the interest rates or the fees or premiums or a postponement of any date scheduled for the payment of principal, premium or interest or an extension of the final maturity of any Loan or the scheduled termination date of any Commitment (C) amend Section 2.14 or the definition of “Alternative Currency” in each case without the written consent of each Lender directly and adversely affected thereby, (D) amend, modify or waive any provision of Section 12 without the written consent of each Agent, (E) in addition to the Lenders required above, amend, modify or waive any provision hereof relating to a Letter of Credit Issuer or to any Letter of Credit without the written consent of each Letter of Credit Issuer, (F) amend or modify any provisions of Section 5.3(a) (with respect to the rateable allocation of payments only), 13.11(a) or 13.20 without the written consent of each Lender, affect the rights, duties, privileges, liabilities or obligations of, or any fees or other amounts payable to, the Administrative Agent under this Agreement or the other Credit Documents, without the written consent of the Administrative Agent or (G) amend, modify or waive any provision of Section 9.17 without the written consent of each Lender or (H) change the provisions of any Loan Document in a manner that by its terms directly and adversely affects the rights of Lenders holding Loans of one Class differently from the rights of Lenders holding Loans of any other Class without the prior written consent of Lenders holding a majority in interest of the outstanding Loans and unused Commitments of each directly and adversely affected Class.

(b)	Any such waiver and any such amendment, supplement or modification shall apply equally to each of the affected Lenders and shall be binding upon the Borrowers, the Lenders, the Administrative Agent and all future holders of the affected Loans. In the case of any waiver, the Borrowers, the Lenders and the Administrative Agent shall be restored to their former positions and rights hereunder and under the other Credit Documents, and any Default or Event of Default waived shall be deemed to be cured and not continuing, it being understood that no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon. Notwithstanding the foregoing, the Administrative Agent may, without notice or consent of the Required Lenders, amend or supplement this Agreement to cure any ambiguity, omission, defect, error or inconsistency in this Agreement.

(c)

Notwithstanding the foregoing, in addition to any credit extensions and related Joinder Agreement(s) pursuant to Section 2.15, this Agreement may be amended (or amended and restated) with the written consent of the Required Lenders, the Administrative Agent and the Borrower (i) to add one or more additional credit facilities to this Agreement and to permit the extensions of credit from time to time outstanding thereunder and the accrued interest and fees in respect thereof to share ratably in the benefits of this Agreement and the other Credit Documents with the Loans and the accrued interest and fees in respect thereof and (ii) to include appropriately the Lenders holding such credit facilities in any determination of the Required Lenders and other definitions related to such new Loans.

(d)	Notwithstanding anything to the contrary herein, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder, except that the Commitment of such Lender may not be increased or extended without the consent of such Lender (it being understood that any Commitments or Loans held or deemed held by any Defaulting Lender shall be excluded for a vote of the Lenders hereunder requiring any consent of the Lenders).

(e)	The Lenders hereby irrevocably agree that the Liens granted to the Collateral Agent by the Credit Parties on any Collateral shall be automatically released (i) in full, upon the termination of this Agreement and the payment of all Obligations hereunder (except for (x) contingent indemnification obligations in respect of which a claim has not yet been made, and (y) secured Hedge Obligations, (ii) upon the sale or other disposition of such Collateral (including as part of or in connection with any other sale or other disposition permitted hereunder) to any Person other than another Credit Party, to the extent such sale or other disposition is made in compliance with the terms of this Agreement (and the Collateral Agent may rely conclusively on a certificate to that effect provided to it by any Credit Party upon its reasonable request without further inquiry), (iii) to the extent such Collateral is comprised of property leased to a Credit Party, upon termination or expiration of such lease, (iv) if the release of such Lien is approved, authorized or ratified in writing by the Required Lenders (or such other percentage of the Lenders whose consent may be required in accordance with this Section 13.2), (v) to the extent the property constituting such Collateral is owned by any Relevant Jurisdiction Guarantor, upon the release of such Relevant Jurisdiction Guarantor from its obligations under the applicable Guarantee (in accordance with the second following sentence), (vi) as required to effect any sale or other disposition of Collateral in connection with any exercise of remedies of the Collateral Agent pursuant to the Security Documents and (vii) if the release is in accordance with Section 10.3(b). Any such release shall not in any manner discharge, affect, or impair the Obligations or any Liens (other than those being released) upon (or obligations (other than those being released) of the Credit Parties in respect of) all interests retained by the Credit Parties, including the proceeds of any sale, all of which shall continue to constitute part of the Collateral except to the extent otherwise released in accordance with the provisions of the Credit Documents. Additionally, the Lenders hereby irrevocably agree that any Restricted Subsidiary that is a Guarantor shall be released from the Guarantees upon consummation of any transaction not prohibited hereunder resulting in such Subsidiary ceasing to constitute a Restricted Subsidiary. The Lenders hereby authorize the Administrative Agent and the Collateral Agent, as applicable, to execute and deliver any instruments, documents, and agreements necessary or desirable to evidence and confirm the release of any Guarantor or Collateral pursuant to the foregoing provisions of this paragraph, all without the further consent or joinder of any Lender.

(f)	Notwithstanding anything herein to the contrary, the Credit Documents may be amended to add syndication or documentation agents and make customary changes and references related thereto with the consent of only the Borrowers and the Administrative Agent.

(g)	Notwithstanding anything in this Agreement (including, without limitation, this Section 13.2) or any other Credit Document to the contrary, (i) this Agreement and the other Credit Documents may be amended to effect an incremental facility pursuant to Section 2.15 (and the Administrative Agent and the Borrowers may effect such amendments to this Agreement and the other Credit Documents without the consent of any other party as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent and the Borrowers, to effect the terms of any such incremental facility); (ii) any provision of this Agreement or any other Credit Document may be amended by an agreement in writing entered into by the Borrowers and the Administrative Agent to (x) cure any ambiguity, omission, mistake, defect or inconsistency (as reasonably determined by the Administrative Agent and the Borrowers) and (y) effect administrative changes of a technical or immaterial nature and such amendment shall be deemed approved by the Lenders if the Lenders shall have received at least five Business Days’ prior written notice of such change and the Administrative Agent shall not have received, within five Business Days of the date of such notice to the Lenders, a written notice from the Required Lenders stating that the Required Lenders object to such amendment; and (iii) guarantees, collateral documents and related documents executed by Credit Parties in connection with this Agreement may be in a form reasonably determined by the Administrative Agent and may be, together with any other Credit Document, entered into, amended, supplemented or waived, without the consent of any other Person, by the applicable Credit Party or Credit Parties and the Administrative Agent or the Collateral Agent in its or their respective sole discretion, to (A) effect the granting, perfection, protection, expansion or enhancement of any security interest in any Collateral or additional property to become Collateral for the benefit of the Secured Parties, (B) as required by local law or advice of counsel to give effect to, or protect any security interest for the benefit of the Secured Parties, in any property or so that the security interests therein comply with applicable requirements of law, or (C) to cure ambiguities, omissions, mistakes or defects (as reasonably determined by the Administrative Agent and the Borrowers) or to cause such guarantee, collateral security document or other document to be consistent with this Agreement and the other Credit Documents.

(h)	Notwithstanding anything in this Agreement or any Security Document to the contrary, the Administrative Agent may, in its sole discretion, grant extensions of time for the satisfaction of any of the requirements under Sections 9.10, 9.12 and 9.13 or any Security Documents in respect of any particular Collateral or any particular Subsidiary if it determines that the satisfaction thereof with respect to such Collateral or such Subsidiary cannot be accomplished without undue expense or unreasonable effort or due to factors beyond the control of the Company and the Restricted Subsidiaries by the time or times at which it would otherwise be required to be satisfied under this Agreement or any Security Document.

13.3	Notices. Unless otherwise expressly provided herein, all notices and other communications provided for hereunder or under any other Credit Document shall be in writing (including by facsimile transmission). All such written notices shall be mailed, faxed or delivered to the applicable address, facsimile number or electronic mail address, and all notices and other communications expressly permitted hereunder to be given by telephone shall be made to the applicable telephone number, as follows:

(a)	if to a Borrower, the Administrative Agent, the Collateral Agent or any Letter of Credit Issuer, to the address, facsimile number, electronic mail address or telephone number specified for such Person on Schedule 13.2 or to such other address, facsimile number, electronic mail address or telephone number as shall be designated by such party in a notice to the other parties; and

(b)	if to any other Lender, to the address, facsimile number, electronic mail address or telephone number specified in its Administrative Questionnaire or to such other address, facsimile number, electronic mail address or telephone number as shall be designated by such party in a notice to the Borrowers, the Administrative Agent, the Collateral Agent and the Letter of Credit Issuers.

All such notices and other communications shall be deemed to be given or made upon the earlier to occur of (i) actual receipt by the relevant party hereto and (ii) (A) if delivered by hand or by courier, when signed for by or on behalf of the relevant party hereto; (B) if delivered by mail, three (3) Business Days after deposit in the mails, postage prepaid; (C) if delivered by facsimile, when sent and receipt has been confirmed by telephone; and (D) if delivered by electronic mail, when delivered; provided that notices and other communications to the Administrative Agent or the Lenders pursuant to Sections 2.3, 2.6, 2.9, 4.2 and 5.1 shall not be effective until received.

13.4	No Waiver; Cumulative Remedies. No failure to exercise and no delay in exercising, on the part of the Administrative Agent, the Collateral Agent, any Lender or any Letter of Credit Issuer, any right, remedy, power or privilege hereunder or under the other Credit Documents shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

13.5	Survival of Representations and Warranties. All representations and warranties made hereunder, in the other Credit Documents and in any document, certificate or statement delivered pursuant hereto or in connection herewith shall survive the execution and delivery of this Agreement and the making of the Loans and the issuance of Letters of Credit hereunder.

13.6

Payment of Expenses and Taxes. (a) The Company and the Co-Borrower jointly and severally agree (i) to pay or reimburse the Agents for all their reasonable and documented out-of-pocket costs and expenses incurred after the Closing Date in connection with any amendment, supplement or modification to, this Agreement and the other Credit Documents and any other documents prepared in connection therewith including the reasonable fees, disbursements and other charges of the Administrative Agent’s counsel, (ii) to pay or reimburse each Lender, Agent and Letters of Credit Issuers for all its reasonable and documented out-of-pocket costs and expenses incurred in connection with the enforcement or preservation of any rights under this Agreement, the other Credit Documents and any such other documents, including the reasonable fees, disbursements and other charges of counsel to each Lender, the Agents and each Letter of Credit Issuer, (iii) subject to the Agreed Security Principles, to pay, indemnify, and hold harmless each Lender, each Letter of Credit Issuer and Agent from, any and all recording and filing fees incurred on or after the Closing Date and (iv) to pay, indemnify, and hold harmless each Lender, Letter of Credit Issuer and Agent and their respective Related Parties (each an “Indemnified Person”) from and against any and all other liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever, including reasonable and documented out-of-pocket fees, disbursements and expenses and other charges of counsel, with respect to the enforcement, performance and (except in the case of each

Agent and Letter of Credit Issuer) administration of this Agreement, the other Credit Documents and any such other documents, including, without limitation, any of the foregoing relating to any violation of, noncompliance with or liability under, any Environmental Law or to any actual or alleged presence, release or threatened release of Hazardous Materials involving or attributable to the operations of any Borrower, any of its Subsidiaries (all the foregoing in this sub-clause (iv), collectively, the “indemnified liabilities”), provided that the Company and the Co-Borrower shall have no obligation hereunder to the Administrative Agent, any Lender or any Letter of Credit Issuer nor any of their respective Related Parties with respect to indemnified liabilities to the extent attributable to (A) the gross negligence, bad faith or willful misconduct of the party to be indemnified or any of its Related Parties, as determined by a final, nonappealable judgment of a court of competent jurisdiction, (B) a material breach of the obligations of such Indemnified Person or any of its Related Parties under the terms of this Agreement by such Indemnified Person or any of its Related Parties as determined in a final and non-appealable judgment of a court of competent jurisdiction, or (C) any proceeding between and among Indemnified Persons and/or their transferees other than in such Indemnified Persons’ capacity as an agent or arranger or similar role. All amounts payable under this Section 13.6 shall be paid within ten Business Days of receipt by the Company or the Co-Borrower (as the case may be) of an invoice relating thereto setting forth such expense in reasonable detail. In the case of an investigation, litigation or proceeding to which the indemnity in this paragraph applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by the Company, the Co-Borrower, any Guarantors, any equityholders or creditors or an indemnified party or any other person or entity, whether or not an indemnified party is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated. The agreements in this Section 13.6 shall survive resignation of any Agent, the replacement or resignation of any Lender or Letter of Credit Issuer, the termination of the Total Commitments and repayment of the Loans and all other amounts payable hereunder. This Section 13.6 shall not apply with respect to Taxes, other than any Taxes that represent losses, claims, damages, liabilities, obligations, penalties, actions, judgments, suits, costs, expenses or disbursements arising from any non-Tax claim.

(b)	Notwithstanding anything contained herein to the contrary, no Credit Party nor any Indemnified Person shall have any liability for any special, punitive, indirect or consequential damages resulting from this Agreement or any other Credit Document or arising out of its activities in connection herewith or therewith (whether before or after the Closing Date); provided that the foregoing shall not limit the Company’s and the Co-Borrower’s indemnification obligations to the Indemnified Persons pursuant to Section 13.6(a) in respect of damages incurred or paid by an Indemnified Person to a third party. No Indemnified Person shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Credit Documents or the transactions contemplated hereby or thereby, except to the extent that such damages have resulted from the willful misconduct, bad faith or gross negligence of any Indemnified Person or any of its Related Parties as determined by a final and non-appealable judgment of a court of competent jurisdiction.

13.7

Successors and Assigns; Participations and Assignments. (a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby (including any Affiliate of the Letter of Credit Issuer that issues any Letter of Credit), except that (i) no Borrower may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by any Borrower or without such consent shall be null and void) and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section 13.7. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby (including any Affiliate of the Letter of Credit Issuer that issues any Letter of Credit), Participants (to the extent provided in paragraph (c) of this Section 13.7) and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent, the Letter of Credit Issuer and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b)	(i) Subject to the conditions set forth in paragraph (b)(ii) below, any Lender may assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitments and the Loans at the time owing to it) with the prior written consent (such consent not be unreasonably withheld or delayed; it being understood that, without limitation, the Company shall have the right to withhold its consent to any assignment if, in order for such assignment to comply with applicable Law, the Company would be required to obtain the consent of, or make any filing or registration with, any Governmental Authority) of:

(A)	the Company (which consent shall not be unreasonably withheld or delayed), provided that no consent of the Company shall be required for an assignment to a Lender, an Affiliate of a Lender, an Agent or an Affiliate of an Agent (unless increased costs would result therefrom except if an Event of Default under Section 11.1(a), (b) or, with respect to any Credit Party, (g) has occurred and is continuing), an Approved Fund or, if an Event of Default under Section 11.1(a), (b) or, with respect to any Credit Party, (g) has occurred and is continuing, any other assignee; and

(B)	the Administrative Agent and the Letter of Credit Issuers (in each case, which consent shall not be unreasonably withheld or delayed), provided that no consent of the Administrative Agent or any Letter of Credit Issuer shall be required for an assignment to an assignee that is a Lender, an Affiliate of a Lender, an Agent or an Affiliate of an Agent or an Approved Fund.

Notwithstanding the foregoing, no such assignment shall be made to a natural person, Disqualified Lender or Defaulting Lender. For the avoidance of doubt, the Administrative Agent shall bear no responsibility or liability for monitoring and enforcing the list of Persons who are Disqualified Lenders at any time. Upon receipt of a list of Disqualified Lenders from the Company (or any updates thereto), the Administrative Agent shall promptly provide such list or updates, as applicable, to the Lenders (including by posting to a Platform).

(ii)	Assignments shall be subject to the following additional conditions:

(A)

except in the case of an assignment to a Lender, an Affiliate of a Lender, an Agent or an Affiliate of an Agent or an Approved Fund or an assignment of the entire remaining amount of the assigning Lender’s Commitment or Loans, the amount of the Commitment or Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Acceptance with respect to such assignment is delivered to the Administrative Agent) shall not be less than $5,000,000, and whole increments of $1,000,000, in each case, of, unless each of the Company and the Administrative Agent otherwise consent (which consents shall not be unreasonably withheld or delayed), provided that contemporaneous assignments to a single assignee made by Affiliates of Lenders and related Approved Funds shall be aggregated for purposes of meeting the minimum assignment amount requirements stated above;

(B)	each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement provided that this clause shall not be construed to prohibit the assignment of a proportionate part of all the assigning Lender’s right and obligations in respect of one class of Commitments or Loans;

(C)	the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Acceptance via an electronic settlement system acceptable to the Administrative Agent or (B) if previously agreed with the Administrative Agent, manually execute and deliver to the Administrative Agent an Assignment and Acceptance, in each case, together with a processing and recordation fee of $3,500, provided that the Administrative Agent may, in its sole discretion, elect to waive such processing and recordation fee, and provided further that only one such fee shall be payable in the event of simultaneous assignments to or from two or more Approved Funds; and

(D)	the assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an administrative questionnaire in a form approved by the Administrative Agent (the “Administrative Questionnaire”).

For the purpose of this Section 13.7(b), the term “Approved Fund” means any Person (other than a natural person) that is (or will at the time of the relevant assignment be) engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course and that is managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that manages a Lender.

(iii)	Subject to acceptance and recording thereof pursuant to paragraph (b)(v) of this Section 13.7, from and after the effective date specified in each Assignment and Acceptance, the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Acceptance, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Acceptance, be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.10, 2.11, 3.5, 5.4 and 13.6). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 13.7 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (c) of this Section 13.7.

(iv)	The Administrative Agent, acting for this purpose as an agent of the Borrowers shall maintain at the Administrative Agent’s Office a copy of each Assignment and Acceptance delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amount of the Loans and any payment made by the Letter of Credit Issuer under any Letter of Credit owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). Further, the Register shall contain the name and address of the Administrative Agent and the lending office through which each such Person acts under this Agreement. The entries in the Register shall be conclusive absent manifest error, and the Borrowers, the Administrative Agent, the Letter of Credit Issuer and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrowers, the Letter of Credit Issuer and any Lender, at any reasonable time and from time to time upon reasonable prior notice. For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

(v)	Upon its receipt of a duly completed Assignment and Acceptance executed by an assigning Lender and an assignee, the assignee’s completed Administrative Questionnaire (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in paragraph (b) of this Section 13.7 and any written consent to such assignment required by paragraph (b) of this Section 13.7, the Administrative Agent shall accept such Assignment and Acceptance and record the information contained therein in the Register. Promptly following any change to the Register, the Administrative Agent shall deliver to the Company an updated version thereof.

(c)

(i) Any Lender may, without the consent of or notice to the Borrowers, the Administrative Agent or any Letter of Credit Issuer, sell participations to one or more banks or other entities(other than a natural person and any Disqualified Lender) (each, a “Participant”) in all or a portion of such Lender’s rights and obligations under this Agreement (including all or a portion of its Commitments and the Loans owing to it), provided that (A) such Lender’s obligations under this Agreement shall remain unchanged, (B) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (C) the Borrowers, the Administrative Agent, the Letter of Credit Issuers and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement and (D) at any time it is a requirement of Dutch law on the date participations are sold to a Participant, such Participant is not considered to be a part of the public within the meaning of the Financial Supervision Act, which requirement can be considered satisfied, in reliance upon the Explanatory Memorandum to the Implementation Act in respect of Directive 2013/36/EU and Regulation (EU) No 575/2013, until the competent authority publishes its interpretation of the term “public” (as referred to in article 4.1(1) of Regulation (EU) No 575/2013), if the amount borrowed is not less than EUR 100,000 or its equivalent in any other currency. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement or any other Credit Document, provided that such agreement or instrument may provide that such

Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in the first proviso to Section 13.2 that affects such Participant. Subject to paragraph (c)(ii) of this Section 13.7, each Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.10, 2.11 and 5.4 to the same extent as if it were a Lender (subject to the requirements of those Sections) and had acquired its interest by assignment pursuant to paragraph (b) of this Section 13.7. To the extent permitted by Law, each Participant also shall be entitled to the benefits of Section 13.11(b) as though it were a Lender, provided such Participant agrees to be subject to Section 13.7(a) as though it were a Lender.

(ii)	A Participant shall not be entitled to receive any greater payment under Section 2.10 or 5.4 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Company’s prior written consent (which consent shall not be unreasonably withheld or delayed). Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the Borrowers, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest amounts) of each Participant’s interest in the Loans or other obligations under this Agreement (the “Participant Register”). The entries in the Participant Register shall be conclusive, absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. No Lender shall have any obligation to disclose all or any portion of the Participant Register to any Person (including the identity of any Participant or any information relating to a Participant’s interest in any commitments, loans, letters of credit or its other obligations under any Credit Document) except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations.

(d)	Any Lender may, without the consent of or notice to the Borrowers or the Administrative Agent, at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank, and this Section 13.7 shall not apply to any such pledge or assignment of a security interest, provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto. In order to facilitate such pledge or assignment, each Borrower hereby agrees that, upon request of any Lender at any time and from time to time after such Borrower has made its initial borrowing hereunder, such Borrower shall provide to such Lender, at such Borrower’s own expense, a promissory note, substantially in the form of Exhibit E, as the case may be, evidencing the Loans owing to such Lender; provided that any such promissory note shall be governed by the laws of the State of New York and the Borrowers shall not be required to pay for any notarization of any such promissory note.

(e)

Subject to Section 13.19, each Borrower authorizes each Lender to disclose to any Participant, secured creditor of such Lender or assignee (each, a “Transferee”) and any prospective Transferee any and all information in such Lender’s possession concerning the Borrowers and their respective Affiliates that has been delivered to such Lender by or on behalf of the Borrowers and their respective Affiliates pursuant to this Agreement or any other Credit Document or which has been delivered to such Lender by or on behalf of the Borrowers and their respective Affiliates in connection with such Lender’s credit evaluation of the Borrowers and their respective Affiliates prior to becoming a party to this Agreement.

13.8	Replacements of Lenders under Certain Circumstances. (a) A Borrower shall be permitted to replace any Lender that (i) requests reimbursement for amounts owing pursuant to Section 2.10, 3.5 or 5.4; (ii) is affected in the manner described in Section 2.10(a)(iii) and as a result thereof any of the actions described in such Section is required to be taken; (iii) becomes a Defaulting Lender; or (iv) fails to approve an Additional Alternative Currency requested pursuant to Section 2.14 and with respect to which the Required Lender shall have approved such request, with (in any such case) a replacement bank or other financial institution, provided that (1) such replacement does not conflict with any Law, (2) no Event of Default shall have occurred and be continuing at the time of such replacement, (3) such Borrower shall repay (or the replacement bank or institution shall purchase, at par) all Loans, L/C Advances and other amounts (other than any disputed amounts), pursuant to Section 2.10, 2.11, 3.5 or 5.4, as the case may be) owing to such replaced Lender prior to the date of replacement, (4) the replacement bank or institution, if not already a Lender, and the terms and conditions of such replacement, shall be reasonably satisfactory to the Administrative Agent and the Letter of Credit Issuer, (5) the replaced Lender shall be obligated to make such replacement in accordance with the provisions of Section 13.7 (provided that the Borrowers shall be obligated to pay the registration and processing fee referred to therein) and (6) any such replacement shall not be deemed to be a waiver of any rights that such Borrower, the Administrative Agent or any other Lender shall have against the replaced Lender.

(b)	If any Lender (such Lender, a “Non-Consenting Lender”) has failed to consent to a proposed amendment, waiver, discharge or termination which pursuant to the terms of Section 13.2 requires the consent of all of the Lenders affected and with respect to which the Required Lenders shall have granted their consent, then provided no Event of Default then exists, the Company shall have the right (unless such Non-Consenting Lender grants such consent) to replace such Non-Consenting Lender by requiring such Non-Consenting Lender to assign its Loans, and its Commitments hereunder to one or more assignees reasonably acceptable to the Administrative Agent, provided that: (i) all Secured Obligations of the Borrowers owing to such Non-Consenting Lender being replaced shall be paid in full to such Non-Consenting Lender concurrently with such assignment, and (ii) the replacement Lender shall purchase the foregoing by paying to such Non-Consenting Lender a price equal to the principal amount thereof plus accrued and unpaid interest thereon. In connection with any such assignment, the Borrowers, Administrative Agent, such Non-Consenting Lender and the replacement Lender shall otherwise comply with Section 13.7.

13.9

Resignation as Letter of Credit Issuer upon Assignment. (a) Notwithstanding anything to the contrary contained herein, if at any time a Lender assigns all of its Commitment and Loans pursuant to Section 13.7, it may, upon three Business Days’ notice to the Company and the Administrative Agent, resign as Letter of Credit Issuer. In the event of any such resignation as Letter of Credit Issuer, the Company shall be entitled to appoint from among the Lenders a successor Letter of Credit Issuer hereunder in accordance with Section 3.6; provided, however, that no failure by the Company to appoint any such successor shall affect the resignation of the relevant Lender as Letter of Credit Issuer. If a Letter of Credit Issuer resigns, it shall retain all the rights, powers, privileges and duties of the Letter of Credit Issuer hereunder with respect to all Letters of Credit outstanding as of the effective date of its resignation as Letter of Credit Issuer and all Letter of Credit Exposure with respect thereto (including the right to require the Lenders to make Loans or fund risk participations in Unpaid Drawings pursuant to Section 3). Upon the appointment of a successor Letter of Credit Issuer such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring Letter of Credit Issuer in accordance with Section 3.6.

(b)	Notwithstanding anything to the contrary contained above the Lender that acts as the Administrative Agent may not be replaced hereunder except in accordance with the terms of Section 12.9.

13.10	Assignment to SPCs. Notwithstanding anything to the contrary contained herein, any Lender (a “Granting Lender”) may grant to a special purpose funding vehicle identified as such in writing from time to time by the Granting Lender to the Administrative Agent and the Company (an “SPC”) the option to provide all or any part of any Loan that such Granting Lender would otherwise be obligated to make pursuant to this Agreement; provided that (i) such SPC makes the representations and warranties applicable to Lenders set forth in Section 13.1, (ii) nothing herein shall constitute a commitment by any SPC to fund any Loan, and (iii) if an SPC elects not to exercise such option or otherwise fails to make all or any part of such Loan, the Granting Lender shall be obligated to make such Loan pursuant to the terms hereof. Each party hereto hereby agrees that (i) neither the grant to any SPC nor the exercise by any SPC of such option shall increase the cost or expenses or otherwise increase or change the obligations of any Borrower under this Agreement (including its obligations under Section 2.10, 2.11, 3.5 or 5.4, (ii) no SPC shall be liable for any indemnity or similar payment obligation under this Agreement for which a Lender would be liable, and (iii) the Granting Lender shall for all purposes, including the approval of any amendment, waiver or other modification of any provision of any Credit Document, remain the lender of record hereunder. The making of a Loan by an SPC hereunder shall utilize the Commitment of the Granting Lender to the same extent, and as if, such Loan were made by such Granting Lender. Notwithstanding anything to the contrary contained herein, any SPC may disclose on a confidential basis any non-public information relating to its funding of Loans to any rating agency, commercial paper dealer or provider of any surety or Guaranty or credit or liquidity enhancement to such SPC; provided that the information disclosed shall be limited to the extent necessary to satisfy the requirements of any such rating agency, commercial paper dealer, provider of any surety or Guaranty or credit or liquidity enhancement and shall not include (without the prior written consent of the Company) non-public projections, forecasts or any other forward looking information provided by, or relating to, the Company.

13.11	Adjustments; Set-off. (a) If any Lender (a “benefited Lender”) shall at any time receive any payment of all or part of its Loans, or interest thereon, or receive any collateral in respect thereof (whether voluntarily or involuntarily, by set-off, pursuant to events or proceedings of the nature referred to in Section 11.1(g), or otherwise), in a greater proportion than any such payment to or collateral received by any other Lender, if any, in respect of such other Lender’s Loans, or interest thereon, such benefited Lender shall purchase for cash from the other Lenders a participating interest in such portion of each such other Lender’s Loan, or shall provide such other Lenders with the benefits of any such collateral, or the proceeds thereof, as shall be necessary to cause such benefited Lender to share the excess payment or benefits of such collateral or proceeds ratably with each of the Lenders; provided, however, that if all or any portion of such excess payment or benefits is thereafter recovered from such benefited Lender, such purchase shall be rescinded, and the purchase price and benefits returned, to the extent of such recovery, but without interest.

(b)	After the occurrence and during the continuance of an Event of Default, in addition to any rights and remedies of the Lenders provided by law, each Lender shall have the right, without prior notice to any Borrower, any such notice being expressly waived by each Borrower to the extent permitted by applicable Law, upon any amount becoming due and payable by a Borrower hereunder (whether at the stated maturity, by acceleration or otherwise) to set-off and appropriate and apply against such amount any and all deposits (general or special, time or demand, provisional or final), in any currency, and any other credits, indebtedness or claims, in any currency, in each case whether direct or indirect, absolute or contingent, matured or unmatured, at any time held or owing by such Lender or any of its Affiliates or any branch or agency thereof to or for the credit or the account of such Borrower. Each Lender agrees promptly to notify the Company and the Administrative Agent after any such set-off and application made by such Lender, provided that the failure to give such notice shall not affect the validity of such set-off and application.

13.12	Counterparts. This Agreement may be executed by one or more of the parties to this Agreement on any number of separate counterparts (including by facsimile or other electronic transmission), and all of said counterparts taken together shall be deemed to constitute one and the same instrument. A set of the copies of this Agreement signed by all the parties shall be lodged with the Borrowers and the Administrative Agent.

13.13	Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

13.14	Integration. This Agreement and the other Credit Documents represent the agreement of the Borrowers, the Collateral Agents, the Administrative Agent and the Lenders with respect to the subject matter hereof, and there are no promises, undertakings, representations or warranties by the Borrowers, the Administrative Agent, the Collateral Agents or any Lender relative to subject matter hereof not expressly set forth or referred to herein or in the other Credit Documents.

13.15	GOVERNING LAW. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

13.16	Submission to Jurisdiction; Waivers. Each party hereto hereby irrevocably and unconditionally:

(a)	submits for itself and its property in any legal action or proceeding relating to this Agreement and the other Credit Documents to which it is a party, or for recognition and enforcement of any judgment in respect thereof, to the non-exclusive general jurisdiction of the courts of the State of New York, the courts of the United States of America for the Southern District of New York and appellate courts from any thereof;

(b)	consents that any such action or proceeding may be brought in such courts and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same;

(c)	in the case of each Credit Party party hereto (other than the Co-Borrower) appoints the Co-Borrower (the “Process Agent”) as its agent to receive on behalf of such Credit Party and its property service of copies of the summons and complaint and any other process which may be served by the Administrative Agent or any Lender or Letter of Credit Issuer in any such action or proceeding in any aforementioned court in respect of any action or proceeding arising out of or relating to this Agreement. Such service may be made by delivering a copy of such process to such Credit Party by courier and by certified mail (return receipt requested), fees and postage prepaid, both (i) in care of the Process Agent at the Process Agent’s address and (ii) at the relevant Credit Party’s address specified pursuant to Section 13.3, and each Credit Party hereby irrevocably authorizes and directs the Process Agent to accept such service on its behalf that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such Person at its address set forth on Schedule 13.2 at such other address of which the Administrative Agent shall have been notified pursuant to Section 13.3;

(d)	agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction; and

(e)	waives, to the maximum extent not prohibited by law, any right it may have to claim or recover in any legal action or proceeding referred to in this Section 13.16 any special, exemplary, punitive or consequential damages.

13.17	Acknowledgments. Each Borrower hereby acknowledges that:

(a)	it has been advised by counsel in the negotiation, execution and delivery of this Agreement and the other Credit Documents;

(b)	no Agent nor any Lender has any fiduciary relationship with or duty to any Borrower arising out of or in connection with this Agreement or any of the other Credit Documents, and the relationship between such Agent and Lenders, on one hand, and the Borrowers, on the other hand, in connection herewith or therewith is solely that of debtor and creditor;

(c)	no joint venture is created hereby or by the other Credit Documents or otherwise exists by virtue of the transactions contemplated hereby among the Lenders or among the Borrowers and the Lenders; and

(d)	each Agent and Lender may have economic interests that conflict with those of the Credit Parties, their stockholders and/or their affiliates.

13.18	WAIVERS OF JURY TRIAL. EACH BORROWER, EACH AGENT AND EACH LENDER HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER CREDIT DOCUMENT AND FOR ANY COUNTERCLAIM THEREIN.

13.19

Confidentiality. The Administrative Agent and each Lender shall hold all non-public information furnished by or on behalf of a Borrower in connection with such Lender’s evaluation of whether to become a Lender hereunder or obtained by such Lender or the Administrative Agent pursuant to the requirements of this Agreement (“Confidential Information”), confidential in accordance with its customary procedure for handling confidential information of this nature and (in the case of a Lender that is a bank) in accordance with safe and sound banking practices and in any event may make disclosure (a) as required or requested by any Governmental Authority or representative thereof or pursuant to legal process, or (b) to such Lender’s or the Administrative Agent’s directors, officers, employees, agents, attorneys, professional advisors or independent auditors or Affiliates, (c) to any other party to this Agreement, (d) to any pledgee referred to in Section 13.7(d), provided that the information disclosed shall be limited to the extent necessary to satisfy the requirements of such pledgee and shall not include (without the prior written consent of the Company) non-public projections, forecasts or other forward looking information provided by, or relating to, the Company, (e) to the extent such Confidential Information becomes publicly available other than as a result of a breach of this Section 13.19 (f) to the CUSIP Service Bureau or any similar agency in connection with the issuance and monitoring of CUSIP numbers with respect to the facilities or market data collectors, similar service providers to the lending industry and service providers to the Administrative Agent in connection with the administration and management of this Agreement and the Loan Documents, and (g) otherwise with prior written consent of the Company, provided that unless specifically prohibited by applicable Law or court order or similar process, each Lender and the Administrative Agent shall notify the Company of any request by any Governmental Authority or representative thereof (other than any such request in connection with an examination of the financial condition of such Lender by such Governmental Authority) for disclosure of any such non-public information prior to disclosure of such information, and provided, further, that in no event shall any Lender, Letter of Credit Issuer or the Administrative Agent be obligated or required to return any materials furnished by a Borrower or any Subsidiary of a Borrower. Each Lender and the Administrative Agent agrees that it will not provide to prospective Transferees or to prospective direct or indirect contractual counterparties in Hedge Agreements to be entered into in connection with Loans made hereunder any of the Confidential Information unless such Person is advised of and agrees to be bound by provisions at least as restrictive as those of this Section 13.19.

13.20	Payments Set Aside Communications. To the extent that any payment by or on behalf of the Company or the Co-Borrower is made to any Agent or any Lender, or any Agent or any Lender exercises its right of setoff, and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by such Agent or such Lender in its discretion) to be repaid to a trustee, receiver, or any other party, in connection with any proceeding or otherwise, then (a) to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such setoff had not occurred, and (b) each Lender severally agrees to pay to the Administrative Agent upon demand its applicable share of any amount so recovered from or repaid by any Agent, plus interest thereon from the date of such demand to the date such payment is made at a rate per annum equal to the applicable overnight rate from time to time in effect.

13.21

Direct Website Communications. (a)(2) A Borrower may, at its option but subject to the limitations set forth in Sections 9.1 and 9.2, provide to the Administrative Agent any information, documents and other materials that it is obligated to furnish to the Administrative Agent pursuant to the Credit Documents, including, without limitation, all notices, requests, financial statements, financial and other reports, certificates and other information materials, but excluding any such communication that (A) relates to a request for a new, or a conversion or extension of an existing, Borrowing or other Credit Event (including any election of an Interest rate or Interest Period relating thereto), (B) relates to the payment of any principal or other amount due under the Credit Agreement prior to the scheduled date therefor, (C) provides notice of any Default or Event of Default or (D) is required to be delivered to satisfy any condition precedent to the effectiveness of the Credit Agreement and/or any Borrowing or other Credit Event (all such non-excluded communications being referred to herein collectively as “Communications”), by transmitting the Communications in an electronic/soft medium in a format reasonably acceptable to the Administrative Agent to the contact provided in Schedule 13.2 attached hereto. Nothing in this Section 13.21 shall prejudice the right of the Borrowers, the Administrative Agent or any Lender to give any notice or other communication pursuant to any Credit Document in any other manner specified in such Credit Document.

(i)	The Administrative Agent agrees that the receipt of the Communications by the Administrative Agent at its e-mail address set forth above shall constitute effective delivery of the Communications to the Administrative Agent for purposes of the Credit Documents. Each Lender agrees that notice to it (as provided in the next sentence) specifying that the Communications have been posted to the Platform shall constitute effective delivery of the Communications to such Lender for purposes of the Credit Documents. Each Lender agrees (A) to notify the Administrative Agent in writing (including by electronic communication) from time to time of such Lender’s e-mail address to which the foregoing notice may be sent by electronic transmission and (B) that the foregoing notice may be sent to such e-mail address.

(b)	Each Borrower hereby acknowledges that (i) the Administrative Agent will make available to the Lenders and the materials and/or information provided by each Borrower hereunder (collectively, the “Borrower Materials”) by posting the Borrower Materials on Intralinks or another similar electronic system (the “Platform”) (so long as the access to such Platform is limited (x) to the Agents and the Lenders and (y) remains subject to the confidentiality requirements set forth in Section 13.19), (ii) certain of the Lenders may be “public-side” Lenders (i.e., Lenders that do not wish to receive material nonpublic information with respect to Holdings, the Borrowers or their respective securities) (each, a “Public Lender”).

(c)	Each Borrower hereby agrees that (i) all Borrower Materials that are to be made available to Public Lenders shall be clearly and conspicuously marked “PUBLIC” which, at a minimum, shall mean that the word “PUBLIC” shall appear prominently on the first page thereof, (ii) by marking Borrower Materials “PUBLIC,” The Borrowers shall be deemed to have authorized the Administrative Agent and the Lenders to treat such Borrower Materials as not containing any material nonpublic information with respect to the Borrowers or their respective securities for purposes of United States Federal and state securities laws (provided that to the extent such Borrower Materials constitute Information, they shall be treated as set forth in Section 8.16), (iii) all Borrower Materials marked “PUBLIC” are permitted to be made available through a portion of the Platform designated as “Public Investor” and (iv) the Administrative Agent shall be entitled to treat any Borrower Materials that are not marked “PUBLIC” as being suitable only for posting on a portion of the Platform not marked as “Public Investor.” Notwithstanding the foregoing, the following Borrower Materials shall be deemed to be marked “PUBLIC,” unless the Borrowers notify the Administrative Agent promptly that any such document contains material nonpublic information: (1) the Loan Documents, (2) any notification of changes in the terms of the Credit Facilities and (3) all Information delivered pursuant to Section 8.16.

(d)

Each Public Lender agrees to cause at least one individual at or on behalf of such Public Lender to at all times have selected the “Private Side Information” or similar designation on the content declaration screen of the Platform in order to enable such Public Lender or its delegate, in accordance with such Public Lender’s compliance procedures and applicable law, including United States Federal and state securities laws, to make reference to Communications that are not made available through the “Public Side Information” portion of the Platform and that may contain material non-public information with respect to the Borrowers or its securities for purposes of United States Federal or state securities laws.

(e)	The Platform is provided “as is” and “as available”. The Agent Parties do not warrant the accuracy or completeness of the Communications, or the adequacy of the Platform and expressly disclaim liability for errors or omissions in the Communications. No warranty of any kind, express, implied or statutory, including, without limitation, any warranty of merchantability, fitness for a particular purpose, non-infringement of third party rights or freedom from viruses or other code defects, is made by the Agent Parties in connection with the Communications or the Platform. In no event shall the Administrative Agent, the Collateral Agent or any of its Affiliates or any of their respective officers, directors, employees, agents, advisors or representatives (collectively, “Agent Parties”) have any liability to any Borrower, any Lender or any other person or entity for damages of any kind, including, without limitation, direct or indirect, special, incidental or consequential damages, losses or expenses (whether in tort, contract or otherwise) arising out of a Borrower’s or the Administrative Agent’s transmission of Communications through the internet, except to the extent the liability of any Agent Party resulted from such Agent Party’s (or any of its Related Parties) gross negligence or willful misconduct.

13.22	USA Patriot Act. Each Lender hereby notifies each Borrower that pursuant to the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Patriot Act”), it is required to obtain, verify and record information that identifies the Borrowers, which information includes the name and address of the Borrowers and other information that will allow such Lender to identify the Borrowers in accordance with the Patriot Act.

IN WITNESS WHEREOF, each of the parties hereto has caused a counterpart of this Agreement to be duly executed and delivered as of the date first above written.

BORROWERS

NXP B.V.

By:	/s/ Jean Schreurs
	Name:	Jean Schreurs
	Title:	Authorized Signatory

[Signature Page to Revolving Credit Agreement]

NXP FUNDING LLC

By:	/s/ Jean Schreurs
	Name:	Jean Schreurs
	Title:	Authorized Signatory

[Signature Page to Revolving Credit Agreement]

COLLATERAL AGENT

MORGAN STANLEY SENIOR FUNDING, INC.,
as Collateral Agent

By:	/s/ Jan Dorrington
	Name:	Jan Dorrington
	Title:	Managing Director

By:	/s/ Frank Fazio
	Name:	Frank Fazio
	Title:	Managing Director

[Signature Page to Revolving Credit Agreement]

ADMINISTRATIVE AGENT

MORGAN STANLEY SENIOR FUNDING, INC.,
as Administrative Agent and Lender

By:	/s/ Stephen B. King
	Name:	Stephen B. King
	Title:	Authorized Signatory

[Signature Page to Revolving Credit Agreement]

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH

By:	/S/ Bill O’Daly
Name:	Bill O’Daly
Title:	Authorized Signatory

By:	Andrew Maletta
Name:	Dr. Andrew Maletta
Title:	Authorized Signatory

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DEUTSCHE BANK SECURITIES INC

By:	/S/ Ian Dorrington
Name:	Ian Dorrington
Title:	Managing Director

By:	Frank Fazio
Name:	Frank Fazio
Title:	Managing Director

2

DEUTSCHE BANK AG, NEW YORK BRANCH

By:	/S/ Anca Trifan
Name:	Anca Trifan
Title:	Managing Director

By:	/S/ Dusan Lazarov
Name:	Dusan Lazarov
Title:	Director

3

CITIGROUP GLOBAL MARKETS LIMITED

By:	/S/ Peter Simpkin
Name:	Peter Simpkin
Title:	Managing Director

4

CITIBANK NA,
LONDON BRANCH

By:	/S/ Peter Simpkin
Name:	Peter Simpkin
Title:	Managing Director

5

BARCLAYS BANK PLC,

By:	/S/ Ritam Shalla
Name:	Ritam Shalla
Title:	Director

6

BANK OF AMERICA, NA

By:	/S/ Louise Dendle
Name:	Louise Dendle
Title:	AVP

By:	/S/ Emilia Evangilides
Name:	Emilia Evangilides
Title:	AVP

7

GOLDMAN SACHS LENDING PARTNERS LLC

By:	/S/ Robert Ehudin
Name:	Robert Ehudin
Title:	Authorized Signatory

8

COOPERATIVE CENTRALE RAIFFEISEN BOERENLEENBANK B.A.

By:	/S/ B.L.L Fransen
Name:	B.L.L Fransen
Title:	Director

By:	/S/ R.G.C. Stoenbeeke
Name:	R.G.C. Stoenbeeke
Title:	Executive Director

9

Schedule 1.1(a)

AGREED SECURITY PRINCIPLES

Agreed Security Principles

1.	The Guaranties and Liens to be provided by the Credit Parties will be given in accordance with certain agreed security principles (the “Agreed Security Principles”). This Schedule 1.1(a) identifies the Agreed Security Principles and addresses the manner in which the Agreed Security Principles will impact on or be determinant of the Guaranties and Liens to be taken in relation to this Agreement.

2.	All Guaranties, Liens and security shall be provided in accordance with the Guaranties, Liens and security provided under or in connection with the Term Credit Agreement (including on substantially the same terms thereof and subject to the Agreed Security Principles).

3.	The Agreed Security Principles embody a recognition by all parties that there may be certain legal, commercial and practical difficulties in obtaining effective security from the Company and each of its Restricted Subsidiaries located in every jurisdiction in which the Company and its Restricted Subsidiaries are located. In particular:

(a)	general statutory limitations, financial assistance, corporate benefit, fraudulent preference, “thin capitalization” rules, retention of title claims and similar matters may limit the ability of the Company or any of its Restricted Subsidiaries to provide a Guarantee or Liens or may require that it be limited as to amount or otherwise, and if so the same shall be limited accordingly, provided that the Company or the relevant Restricted Subsidiary shall use reasonable endeavors to overcome such obstacle. The Company will use reasonable endeavors to assist in demonstrating that adequate corporate benefit accrues to each of the Restricted Subsidiary;

(b)	the Company and its Restricted Subsidiaries will not be required to give Guarantees or enter into Security Documents if (or to the extent) it is not within the legal capacity of the Company or its relevant Restricted Subsidiary or if the same would conflict with the fiduciary duties of their directors or contravene any legal prohibition or regulatory condition or result in, or could reasonably be expected to result in, a material risk of personal or criminal liability for any officer or director of the Company or any of the Restricted Subsidiaries, provided that the Company and each of its Restricted Subsidiaries shall use reasonable endeavors to overcome any such obstacle;

(c)	a key factor in determining whether or not security shall be taken is the applicable cost (including adverse effects on interest deductibility, registration taxes and notarial costs) which shall not be disproportionate to the benefit to the Lenders of obtaining such security;

(d)	where there is material incremental cost involved in creating security over all assets owned by any of the Borrowers or a Guarantor in a particular category (e.g. real estate), regard shall be had to the principle stated at paragraph 3(d) of this Schedule 1.1(a) which shall apply to the immaterial assets and, subject to the Agreed Security Principles, only the material assets in that category (e.g. real estate of material economic value) shall be subject to security;

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(e)	it is expressly acknowledged that it may be either impossible or impractical to create security over certain categories of assets in which event security will not be taken over such assets;

(f)	any assets subject to contracts, leases, licenses or other arrangements with a third party that exist concurrently (but which are not created in contemplation of the Transactions) or are not prohibited by this Agreement and which (subject to override by the UCC and other relevant provisions of applicable law), effectively prevent those assets from being charged will be excluded from any relevant Security Document; provided that reasonable endeavors to obtain consent to creating Liens in any such assets shall be used by the Company and each of its Restricted Subsidiaries to avoid or overcome such restrictions if the Administrative Agent reasonably determines that the relevant asset is material (which endeavors shall not include the payment of any consent fees), but unless effectively prohibited by contracts, leases, licenses or other arrangements with a third party that exist concurrently (but which are not created in contemplation of the Transactions) or are not prohibited by this Agreement, this shall not prevent security being given over any receipt or recovery under such contract, lease or license;

(g)	the giving of a Guarantee, the granting of security or the perfection of the security granted will not be required if it would have a material adverse effect (as reasonably determined in good faith by management of the relevant obligor) on the ability of the relevant obligor to conduct its operations and business in the ordinary course as otherwise permitted by this Agreement;

(h)	in the case of accounts receivable, a material adverse effect on the Company’s, the Co-Borrower’s or a Guarantor’s relationship with or sales to the customer generating such receivables or material legal or commercial difficulties (as reasonably determined by management of the relevant obligor in good faith) provided that none of the Borrowers and the Guarantors may utilize this exception unless, after giving effect thereto no less than a majority of the book value of the accounts receivable of the Company and its Subsidiaries on a consolidated basis (as measured at the end of each fiscal quarter) is subject to perfected liens, and provided further that any accounts receivable of the Borrowers and the Guarantors excluded from collateral by virtue of this clause (except where prohibited by law and subject to the remainder of these Agreed Security Principles) shall be subject to perfected Liens promptly if and when the corporate credit of the Company is downgraded to “B” or lower from S&P and “B-2” or lower from Moody’s;

(i)	security will be limited so that the aggregate of notarial costs and all registration and like taxes relating to the provision of security shall not exceed an amount to be agreed. Any additional costs may be paid by the Lenders at their option;

(j)	all security shall be given in favor of a single security trustee or collateral agent and not the secured parties individually. “Parallel debt” provisions and other similar structural options will be used where necessary and such provisions will be contained in the intercreditor agreement and not the individual security documents unless required under local law. No action will be required to be taken in relation to the Guarantees or security when any lender assigns or transfers any of its participation in this Agreement to a new lender; and

(k)	notwithstanding anything contained in these Agreed Security Principles to the contrary, security shall only be granted by a Relevant Jurisdiction Guarantor and shall only be granted under agreements governed by the laws of a Relevant Jurisdiction.

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4.	Terms of Security Documents

5.	The following principles will be reflected in the terms of any Security Document to be executed and delivered as part of the Transactions:

(a)	the terms of each Security Document shall be in substantially the same form as such corresponding security document was provided under or in connection with the Existing Term Loans;

(b)	subject to permitted liens and these Agreed Security Principles the security will be first ranking and the perfection of security (when required) and other legal formalities will be completed as soon as practicable and, in any event, within the time periods specified in the Credit Documents or, if earlier or to the extent no such time period is specified in the Credit Documents, within the time periods specified by applicable law in order to ensure due perfection;

(c)	the security will not be enforceable until an Event of Default has occurred and notice of acceleration of the Loans has been given by the applicable Administrative Agent or the Loans have otherwise become due and payable prior to the scheduled maturity thereof (an “Enforcement Event”);

(d)	prior to the Maturity Date, notification of any Liens over bank accounts will be given (subject to legal advice) to the banks with whom the accounts are maintained only if an Enforcement Event has occurred;

(e)	notification of receivables security to debtors who are not members of the Company or its Subsidiaries will only be given if an Enforcement Event has occurred;

(f)	notification of any security interest over insurance policies will be served on any insurer of the Company’s or any Restricted Subsidiaries’ assets (other than in respect of any insurance policy maintained by the Company or any of its Restricted Subsidiaries which is due to expire on or before December 31, 2015);

(g)	the Security Documents should only operate to create security rather than to impose new commercial obligations. Accordingly, they should not contain material additional representations, undertakings or indemnities (such as in respect of insurance, information or the payment of costs) unless these are the same as or consistent with those contained in this Agreement or are necessary for the creation or perfection of the security;

(h)	in respect of the share pledges and pledges of intra-group receivables, until an Enforcement Event has occurred, the pledgors will be permitted to retain and to exercise voting rights to any shares pledged by them in a manner which does not materially adversely affect the value of the security (taken as a whole) or the validity or enforceability of the security or cause an Event of Default to occur, and the pledgors will be permitted to receive dividends on pledged shares and payment of intra-group receivables and retain the proceeds and/or make the proceeds available to the Company and its Subsidiaries to the extent not prohibited under this Agreement;

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(i)	Secured Parties will only be able to exercise a power of attorney in any Security Document following the occurrence of an Enforcement Event or with respect to perfection or further assurance obligations that following request, the relevant obligor has failed to satisfy;

(j)	no obligor shall be required to provide surveys on real property (unless such surveys already exist in which case there shall be no requirement that such surveys be certified to the Lenders) or to remove any encumbrances on title (not created in contemplation of the Transactions) that are reflected in any title insurance or any other existing encumbrances on real property (not created in contemplation of the Transactions) (not including Liens securing Indebtedness of the Company or any of its Restricted Subsidiaries);

(k)	no obligor shall be required to protect any Liens in the United States prior to the occurrence of an Enforcement Event by means other than customary filings (including UCC-1s, mortgage or deed of trust filings and patent and trademark filings) and delivery of share certificates (accompanied by powers of attorney executed in blank) and any intercompany promissory notes; and

(l)	information, such as lists of assets, will be provided if, and only to the extent, required by local law to be provided to protect or create, perfect or register the security and, to the extent so required will be provided annually (unless required to be provided by local law more frequently, but not more frequently than quarterly) and following the occurrence and during the continuance of an Event of Default, on the applicable Administrative Agent’s reasonable request.

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SCHEDULE 1.1(b)

COMMITMENTS

Initial Lender	Revolving Commitment ($)	Revolving Commitment (%)
CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH	$112,000,000.00	18.666666667%
MORGAN STANLEY SENIOR FUNDING, INC	$92,000,000.00	15.333333333%
BARCLAYS BANK PLC	$92,000,000.00	15.333333333%
DEUTSCHE BANK AG, NEW YORK BRANCH	$92,000,000.00	15.333333333%
BANK OF AMERICA, N.A.	$92,000,000.00	15.333333333%
GOLDMAN SACHS LENDING PARTNERS LLC	$44,000,000.00	7.333333333%
CITIBANK N.A., LONDON BRANCH	$44,000,000.00	7.333333333%
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.	$32,000,000.00	5.333333333%

TOTAL	$600,000,000.00	100.000000000%

SCHEDULE 1.1(c)

FORM OF COMPLIANCE CERTIFICATE

Financial Statement Date:                     ,

To:	MORGAN STANLEY SENIOR FUNDING, INC., as Administrative Agent

Ladies and Gentlemen:

Reference is made to the Secured Revolving Credit Agreement dated December 7, 2015 (the “Credit Agreement”), between amongst., NXP B.V. (the “Company”), NXP FUNDING LLC, the lenders from time to time parties thereto (each a “Lender” and, collectively, the “Lenders”), MORGAN STANLEY SENIOR FUNDING, INC. as Administrative Agent and MORGAN STANLEY SENIOR FUNDING, INC. as Collateral Agent. All capitalized terms used but not defined herein shall have the meanings given in the Credit Agreement.

This is a Compliance Certificate for the purposes of the Credit Agreement.

The undersigned hereby certifies as of the date hereof that he/she is the [Title]3 of the Company, and that, as such, he/she is authorized to execute and deliver this Compliance Certificate to the Administrative Agent on the behalf of the Company, and that:

[Use following paragraph 1 for fiscal year-end financial statements]

1. Attached hereto as Schedule 1 are the year-end audited financial statements required by Section 9.1(a) of the Credit Agreement for the fiscal year of the Company ended as of the above date, together with the report and opinion of [    ] required by and in conformance with such section.

[Use following paragraph 1 for fiscal quarter-end financial statements]

2. Except as otherwise permitted by the Credit Agreement, attached hereto as Schedule 1 are the unaudited financial statements required by Section 9.1(b) of the Credit Agreement for the fiscal quarter of the Company ended as of the above date. Such financial statements fairly present, in all material respects, the financial condition, results of operations shareholders’ equity and cash flows of the Company and its Subsidiaries in accordance with GAAP as at such date and for such period, subject only to normal year-end audit adjustments and the absence of footnotes.

[Use following paragraph for compliance certificate delivered in connection with fiscal year-end financial statements]

3. [To the knowledge of the undersigned, except as otherwise disclosed to the Administrative Agent pursuant to the Credit Agreement, no Default has occurred.] 4

[Use following paragraph for compliance certificate delivered in connection with fiscal year-end financial statements]

[3]	Must be the chief executive officer, chief financial officer, treasurer or controller of the Company.
[4]	If unable to provide the foregoing certification, fully describe the reasons therefor and circumstances thereof and any action taken or proposed to be taken with respect thereto

4. [As of [date of financial statements], the following companies are Wholly-Owned Subsidiaries which are not Immaterial Subsidiaries: [            ].] [Each of the following Guarantors is hereby designated as an Immaterial Subsidiary whose obligations under the Guaranty shall terminate as of the date hereof: [                    ].].

5. The Consolidated Leverage Ratio as at the date hereof is [●]:1.

6. The undersigned has reviewed and is familiar with the terms of the Credit Agreement and has made, or has caused to be made under his/her supervision, a detailed review of the transactions and condition (financial or otherwise) of the Company and its Subsidiaries during the accounting period covered by the attached financial statements.

2

IN WITNESS WHEREOF, the undersigned has executed this Compliance Certificate as of [                    ].

By:
Name:
Title:

3

SCHEDULE 8.10

LITIGATION AGAINST THE COMPANY AND ITS RESTRICTED SUBSIDIARIES

Set forth below are descriptions of our most important legal proceedings pending as of [December [●], 2015], for which the related loss contingency is either probable or reasonably possible:

•	Three former employees of Signetics Corp, a predecessor of NXP Semiconductors USA, Inc. and their respective children each separately filed various counts against NXP Semiconductors USA, Inc. (negligence, premises liability, strict liability, abnormal and ultra hazardous activity, willful and wanton misconduct and loss of consortium) asserting exposure to harmful chemicals and substances while the employees concerned were working in a factory “clean room” of Signetics Corp., resulting in alleged physical injuries and eventual birth defects to their children (cases No. N09C-10-032 JRJ, N10C-05-137 JRJ and 1-10-CV-188679). Initial discovery has commenced by both sides in above mentioned cases. Actual substantive responses are pending. Trial dates for Case No. N09C-10 032 and Case No. N10C-05-137 have been set at October 7, 2013 and April 28, 2014, respectively. No trial date has been set in Case No. 1-10-CV-188679 yet.

•	Norit Winkelsteeg B.V. and Vitens N.V. alleged that NXP Semiconductors Netherlands B.V. breached a contract it had entered into with them to build a so-called “permeate-water” factory or, in the alternative, had terminated negotiations to enter into such contract in bad faith. Claimants hold NXP Semiconductors Netherlands B.V. liable for all costs, expenses and damages, including loss of profit. In an interim judgment dated January 27, 2009, the Court of Appeal in Arnhem, the Netherlands, recognized that part of the claim related to costs and expenses could be awarded but the Court further stated that reticence must be observed in awarding compensation for loss of profits. Court appearance is adjourned.

•	In 2007, certain former employees of NXP Semiconductors France SAS employed by a subsidiary of the DSP Group, Inc. filed a claim against NXP Semiconductors France SAS before the Tribunal de Grande Instance in an emergency procedure (procédure de référé) to demand re-integration within NXP Semiconductors France SAS, following the closure of the DSP Group’s activities in France and the consequent termination of their employment agreements. The claim was rejected by the Tribunal de Grande Instance. The employees concerned then brought the same claim before the Social Court (Conseil de Prud’hommes) in Caen which, on April 27, 2010, also ruled in favor of NXP Semiconductors France SAS. The claimants filed for an appeal in last resort on May 18, 2010, which is still pending.

In addition, on January 7, 2009, the European Commission issued a release in which it confirmed it had started an investigation in the smart card chip sector. The European Commission has reason to believe that the companies concerned may have violated European Union competition rules prohibiting certain practices such as price fixing, customer allocation and the exchange of commercially sensitive information. As one of the companies active in the smart card chip sector, NXP is subject to this ongoing investigation and is assisting the regulatory authorities in this investigation. The investigation is in its initial stage and it is currently not possible to reliably estimate its outcome.

SCHEDULE 8.13

ENVIRONMENTAL CLAIMS AGAINST HOLDINGS AND ITS

SUBSIDIARIES

Site	Issue	Expected Liability	Additional Information

Germany

Hamburg	Soil and groundwater pollution	EUR 800,000 per year for next 25 years

Clean up already underway and will continue for 25 years.

Investigations alternative decontamination methods and ground water containment concept ongoing.

New thermal heating decontamination project started in 2011

Yearly reviews undertaken by environmental agency. Last review was in February 2011.

Netherlands

Nijmegen	Soil and groundwater pollution	USD 100,000 per year for next 10 years

Soil and groundwater are contaminated. These matters have been reported to the authorities and no further action is required.

However, NXP extracts groundwater of companies in neighbourhood. In consultation with authorities NXP has formally requested the municipality to legalize

Site	Issue	Expected Liability	Additional Information
these activities. Possible treat (cleaning) methods and monitoring for extracted ground water in the next 10 years, costing USD 100,000 per year. Decision municipality pending.

	Asbestos in foundation parking lot	USD 700,000	NXP rents a parcel from the municipality. If the lease is ended, NXP would be required to dismantle the parcel which would result in costs in relation to the disposal of asbestos.

Lent	TCE contamination	EUR 4,000,000 if ProRail claims are successful

Site has been sold to ProRail. ProRail claims that NXP contaminated the land. Claims are being rejected (the last claim was in January 2010).

If ProRail is successful in its claims, this may result in a total liability of EUR 4,000,000 if building activities are undertaken by ProRail.

However, it is considered very unlikely that a claim against NXP in connection with this matter will be made successfully.

United Kingdom

Manchester (Hazel Grove)	Asbestos in building and foundation	USD 850,000 Unknown	No action required at present but removal of asbestos will be required on demolition of the building at a cost of USD 850,000

Site	Issue	Expected Liability	Additional Information
	Possible soil and groundwater pollution	USD 5,000 per year for 25 years	Cost is in relation to testing for contamination. At present there is no cause for concern.

SCHEDULE 8.15

RESTRICTED SUBSIDIARIES

No.	Subsidiary	Jurisdiction of Organization	Ownership Interest
1.	NXP Semiconductors Netherlands B.V.	Netherlands	100%
2.	NXP Software B.V.	Netherlands	100%
3.	Catena Holding B.V.	Netherlands	100%
4.	Catena Radio Design B.V.	Netherlands	100%
5.	Catena Microelectronics B.V.	Netherlands	100%
6.	SMST Unterstützungsksasse GmbH	Germany	100%
7.	NXP Semiconductors Germany GmbH	Germany	100%
8.	NXP Stresemannallee 101 Dritte Verwaltungs GmbH	Germany	100%
9.	NXP Semiconductors Austria GmbH	Austria	100%
10.	Catena DSP GmbH	Austria	100%
11.	NXP Semiconductors Switzerland AG	Switzerland	100%
12.	NXP Semiconductors Belgium N.V.	Belgium	100%
13.	NXP Semiconductors France SAS	France	100%
14.	NXP Semiconductors Finland Oy	Finland	100%
15.	NXP Semiconductors Sweden AB	Sweden	100%
16.	Catena Wireless Electronics AB	Sweden	100%
17.	NXP Semiconductors UK Limited	UK	100%
18.	NXP Semiconductors Hungary Ltd.	Hungary	100%
19.	NXP Semiconductors Electronik Ticaret A.S	Turkey	100%
20.	NXP Semiconductors Poland Sp.z.o.o	Poland	100%

No.	Subsidiary	Jurisdiction of Organization	Ownership Interest
21.	O.O.O. NXP Semiconductors Russia	Russia	100%
22.	NXP Semiconductors Guangdong Ltd	China	100%
23.	NXP Semiconductors Hong Kong Ltd.	Hong Kong	100%
24.	Semiconductors NXP Ltd.	Hong Kong	100%
25.	NXP Semiconductors Japan Ltd	Japan	100%
26.	NXP Semiconductors Korea Ltd.	Korea	100%
27.	NXP Semiconductors Singapore Pte. Ltd	Singapore	100%
28.	NXP Semiconductors Taiwan Ltd.	Taiwan	100%
29.	NXP Semiconductors Malaysia Sdn. Bhd.	Malaysia	100%
30.	NXP Semiconductors Philippines, Inc.	Philippines	100%
31.	NXP Semiconductors Cabuyao, Inc.	Philippines	99.9%
32.	NXP Semiconductors (Thailand) Ltd under liquidation (voluntary wind up)	Thailand	100%
33.	NXP Manufacturing (Thailand) Ltd	Thailand	100%
34.	NXP Semiconductors India Pvt Ltd.	India	100%
35.	NXP Semiconductors USA, Inc.	USA	100%

No.	Subsidiary	Jurisdiction of Organization	Ownership Interest
36.	NXP Laboratories UK Holding Ltd.	UK	100%
37.	NXP Laboratories UK Ltd.	UK	100%
38.	Glonav Ltd.	Ireland	100%
39.	NXP Semiconductors Canada Inc.	Canada	100%
40.	NXP Funding LLC	USA	100%
41.	Nimble Acquisition Ltd.	Bermuda	100%
42.	NXP (China) Management Ltd. Semiconductors	China	100%
43.	Athena Smartcard Inc.	USA	100%
44.	Catena Holding B.V.	Netherlands	100%
45.	Freescale Semiconductor, Ltd.[3]	Bermuda	100%
46.	Freescale Semiconductor Holdings II, Ltd.[4]	Bermuda	100%
47.	Freescale Semiconductor Holdings III, Ltd.[5]	Bermuda	100%
48.	Freescale Semiconductor Holdings IV, Ltd.[6]	Bermuda	100%
49.	Freescale Semiconductor Holdings V, Inc.	USA	100%
50.	Freescale Semiconductor, Inc.	USA	100%

[3]	This entity will only be a Restricted Subsidiary until completion of the mergers of Freescale Semiconductor, Ltd., Freescale Semiconductor Holdings II, Ltd., Freescale Semiconductor Holdings III, Ltd. and Freescale Semiconductor Holdings IV, Ltd. into Freescale Semiconductor Holdings V, Inc. (the “Bermuda Mergers”).
[4]	This entity will only be a Restricted Subsidiary until completion of the Bermuda Mergers.
[5]	This entity will only be a Restricted Subsidiary until completion of the Bermuda Mergers.
[6]	This entity will only be a Restricted Subsidiary until completion of the Bermuda Mergers.

51.	Freescale Semiconductor Luxembourg Treasury Services S.à r.l.	Luxembourg	100%
52.	Freescale Semiconductor Luxembourg Investing Services S.à r.l.	Luxembourg	100%
53.	Freescale Semiconductor Cayman Holdings, Ltd.	Cayman Islands	100%
54.	Freescale Asia Fulfillment Centre Sdn. Bhd.	Malaysia	100%
55.	Freescale Semiconductor EME&A SA	Switzerland	100%
56.	Providence Holdings Kft	Hungary	100%
57.	intoto, LLC	USA	100%
58.	Chip Re Inc.	USA	100%
59.	Freescale Semiconductor Brasil Ltda.	Brasil	100%
60.	Freescale Semiconductor Canada, Inc.	Canada	100%
61.	Freescale Semiconductor Mexico, S. de R.L. de C.V.	Mexico	100%
62.	Freescale Semiconductor International Corp	USA	100%
63.	SigmaTel, LLC	USA	100%
64.	Freescale Semiconductor Holding Limited	British Virgin Islands	100%
65.	Zenverge, LLC	USA	100%
66.	Freescale Semiconduttori Italia S.r.l.	Italy	100%
67.	Freescale Semiconductor S.A.	Switzerland	100%
68.	Freescale Polovodice Ceska republika s.r.o.	Czech Republic	100%

2

69.	Freescale Semiconductor Nordic AB	Sweden	100%
70.	Freescale Semiconductor Romania Srl	Romania	100%
71.	Freescale Semiconductor LLC	Russia	100%
72.	Freescale Semiconductor Holding UK Limited	UK	100%
73.	Freescale Semiconductor UK Limited	UK	100%
74.	Freescale Semiconductor Israel Limited	Israel	100%
75.	Freescale Semiconducteurs France SAS	France	100%
76.	Freescale Danmark A/S	Denmark	100%
77.	Freescale Halbleiter Deutschland GmbH	Germany	100%
78.	Freescale Semiconductor Singapore Pte. Ltd.	Singapore	100%
79.	Intoto Software India Private Limited	India	100%
80.	Freescale Semiconductor India Pvt. Ltd.	India	100%
81.	Freescale Semiconductor Hong Kong Limited	Hong Kong	100%
82.	Freescale Semiconductor Malaysia Sdn. Bhd.	Malaysia	100%
83.	Freescale Semiconductor Taiwan Ltd.	Taiwan	100%
84.	Freescale Qiangxin (Tianjin) IC Design Co. Ltd.	China	75%
85.	Freescale Semiconductor Japan Limited	Japan	100%
86.	Freescale Semiconductor Asia Enablement Limited	Malaysia	100%
87.	Freescale Semiconductor (China) Limited	China	100%

3

88.	Freescale Semiconductor Korea, Inc.	Korea	100%
89.	Zenverge India Technologies Private Limited	India	100%
90.	Cognivue Corporation	Canada	100%

4

SCHEDULE 8.18

INTELLECTUAL PROPERTY LITIGATION AGAINST THE COMPANY AND ITS

RESTRICTED SUBSIDIARIES

Entity	Issue	Amount claimed	Additional Information
NXP B.V.	Patent infringement	USD 5,000,000 for past use and USD 50,000,000 for 5 years future use	• Pre-claim discussions are ongoing. NXP believes amount claimed this figure is based on an inaccurate knowledge of NXP’s market share. • Negotiations are ongoing.

NXP B.V.	Patent infringement	No amount claimed	• MOSAID Technologies, Inc. asserted that NXP infringes patents and requested NXP pay USD5,500,000 damages. • Negotiations are ongoing.

NXP B.V.	Patent infringement	No amount claimed

•        Intravisual claims infringement by NXP based on products which practice the H.264 video compression standard seeking damages and an injunction against further sales of H.264-compliant products.

•        NXP filed a motion to dismiss for lack of personal jurisdiction.

SCHEDULE 9.2

COMPANY’S WEBSITE

http://www.nxp.com

Schedule 13.2

NOTICES

1.	To the Administrative Agent

MORGAN STANLEY SENIOR FUNDING, INC.

1585 Broadway

New York, New York 10036

With copy to:

Administration Team

1 New York Plaza, 41st floor

New York, NY 10004

AGENCY.BORROWERS@morganstanley.com

GROUP HOTLINE: (917) 260-0588

FAX: (212) 507-6680

Intralinks postings should also be sent to: Borrower.Documents@morganstanley.com.

Attention: Crystal Dadd

Email: Crystal.Dadd@morganstanley.com

(917) 260-5232

2.	To the Collateral Agent

MORGAN STANLEY SENIOR FUNDING, INC.

1300 Thames Street, 4th Floor

Thames Street Wharf

Baltimore, Maryland 21231

E-mail address: DOCS4LOANS@morganstanley.com

Attention: Steven Delany

Email: Steven.Delany@morganstanley.com

(443) 627-6463

3.	To the Company or the Co-Borrower:

NXP B.V.

High Tech Campus 60

5656 AG Eindhoven

The Netherlands

Telephone: (31) 40 272-2041

Fax: (31) 40 272-4005

Email: guido.dierick@nxp.com

Attention: Guido Dierick

With a copy to:

NXP Semiconductors N.V.

High Tech Campus 60

5656 AG Eindhoven

The Netherlands

Telephone: (31) 20 5407575

Fax: (31) 20 5407500

Email: erik.thyssen@alpinvest.com

Attn: Erik Thyssen

2

EXHIBIT A

FORM OF ASSIGNMENT AND ACCEPTANCE

This Assignment and Acceptance (the “Assignment and Acceptance”) is dated as of the Effective Date (as defined below) and is entered into by and between [the]/[each] Assignor (as defined below) and [the]/[each]Assignee (as defined below). Capitalized terms used in this Assignment and Acceptance and not otherwise defined herein shall have the meanings specified in the Secured Revolving Credit Agreement dated as of December 7, 2015 (as amended, restated, supplemented or otherwise modified, refinanced or replaced from time to time, the “Credit Agreement”), between, amongst others, NXP B.V. (the “Company”), NXP FUNDING LLC, MORGAN STANLEY SENIOR FUNDING, INC., as Administrative Agent and MORGAN STANLEY SENIOR FUNDING, INC., as Collateral Agent and the Lenders party thereto.

The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Acceptance as if set forth herein in full.

For an agreed consideration, [the]/[each]Assignor hereby irrevocably sells and assigns to the Assignee]/[the respective Assignees], and [the]/[each] Assignee hereby irrevocably purchases and assumes from [the Assignor]/[the respective Assignors], subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below (i) all [the Assignor’s]/[the respective Assignors’] rights and obligations in [its capacity as a Lender]/[their respective capacities as Lenders] under the Credit Agreement, the other Credit Documents and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of the Credit Facility identified below and (ii) to the extent permitted to be assigned under applicable law, all claims, suits, causes of action and any other right of [the Assignor (in its capacity as a Lender)]/[the respective Assignors (in their respective capacities as Lenders)] against any Person, whether known or unknown, arising under or in connection with the Credit Agreement and the other Credit Documents, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned by [the]/[any] Assignor to [the]/[any] Assignee pursuant to clauses (i) and (ii) above being referred to herein collectively as [the]/[an] “Assigned Interest”). Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and Acceptance, without representation or warranty by [the]/[an] Assignor.

1.	Assignor ([the]/[each an] “Assignor”):

2.	Assignee ([the]/[each an] “Assignee”):

3.	Assigned Interest:

Total Commitment of all Lenders/Loans for all Lenders	Amount of Commitment/Loans Assigned	Percentage Assigned of Total Commitment/Loans of all Lenders (set forth, to at least 9 decimals, as a percentage of the, Total Commitment/Loans of all Lenders)
$		[0.000000000	%]

4.	Effective Date of Assignment (the “Effective Date”: , 20 [1].

The terms set forth in this Assignment and Acceptance are hereby agreed to:

[NAME OF ASSIGNOR], as Assignor

By:
Name:
Title:

[NAME OF ASSIGNEE], as Assignee

By:
Name:
Title:

MORGAN STANLEY SENIOR FUNDING, INC., as Administrative Agent

By:
Name:
Title:

[ ], as Letter of Credit Issuer

By:
Name:
Title:

Consented to:[2]

[1]	To be inserted by Administrative Agent and which shall be the effective date of recordation of the transfer in the Register.

NXP B.V

By:
Name:
Title:

ANNEX 1

STANDARD TERMS AND CONDITIONS FOR

ASSIGNMENT AND ACCEPTANCE

1. Representations and Warranties and Agreements.

1.1 Assignor. The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Acceptance and to consummate the transactions contemplated hereby and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Credit Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Documents or any collateral thereunder, (iii) the financial condition of any of the Credit Parties, any of their Subsidiaries or Affiliates or any other Person obligated in respect of any Credit Document or (iv) the performance or observance by any of the Credit Parties, any of their Subsidiaries or Affiliates or any other Person obligated in respect of any Credit Document of any of their respective obligations under any Credit Document.

1.2 Assignee. The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Acceptance and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it satisfies the requirements, if any, specified in the Credit Agreement that are required to be satisfied by it in order to acquire the Assigned Interest and become a Lender thereunder (including, if it is a requirement of Dutch law, that it is not considered to be a part of the public within the meaning of the Financial Supervision Act, which requirement can be considered satisfied, in reliance upon the Explanatory Memorandum to the Implementation Act in respect of Directive 2013/36/EU and Regulation (EU) No 575/2013, until the competent authority publishes its interpretation of the term “public” (as referred to in article 4.1(1) of Regulation (EU) No 575/2013), if the amount borrowed is not less than EUR 100,000 or its equivalent in any other currency), (iii) from and after the Effective Date, it shall be a party to the Credit Agreement and, to the extent provided in this Assignment and Acceptance, have the rights and obligations of a Lender under the Credit Agreement, and (v) it has received a copy of the Credit Agreement, together with copies of the most recent financial statements delivered pursuant to Section 9.1 of the Credit Agreement, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Acceptance and to purchase the Assigned Interest on the basis of which it has made such analysis and decision independently and without reliance on the Administrative Agent or any other Lender and (b) agrees that (i) it will, independently and without reliance on the Administrative Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Credit Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Credit Documents are required to be performed by it as a Lender.

2. Payments. From and after the Effective Date, the Administrative Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignor for amounts which have accrued to but excluding the Effective Date and to the Assignee for amounts which have accrued from and after the Effective Date.

3. General Provisions.

3.1 In accordance with Section 13.17 of the Credit Agreement, upon execution, delivery, acceptance and recording of this Assignment and Acceptance, from and after the Effective Date, (a) the Assignee shall be a party to the Credit Agreement and, to the extent provided in this Assignment and Acceptance, have the rights and obligations of a Lender under the Credit Agreement with a Commitment as set forth herein and (b) the Assignor shall, to the extent of the Assigned Interest assigned pursuant to this Assignment and Acceptance, be released from its obligations under the Credit Agreement (and, in the case of this Assignment and Acceptance covers all of the Assignor’s rights and obligations under the Credit Agreement, the Assignor shall cease to be a party to the Credit Agreement.

3.2 This Assignment and Acceptance shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. This Assignment and Acceptance may be executed by one or more of the parties to this Assignment and Acceptance on any number of separate counterparts (including by facsimile or other electronic transmission), and all of said counterparts taken together shall be deemed to constitute one and the same instrument. This Assignment and Acceptance and the rights and obligations of the parties hereunder shall be construed in accordance with and governed by and interpreted under the law of the state of New York.

EXHIBIT B

NOTICE OF BORROWING

Date: [                    ]

[            ]

Attention: [            ]

This Notice of Borrowing is delivered pursuant to the Secured Revolving Credit Agreement dated as of December 7, 2015 as amended, restated, supplemented or otherwise modified, refinanced or replaced from time to time (the “Credit Agreement”) among NXP B.V., NXP FUNDING LLC, the lending institutions from time to time parties thereto, MORGAN STANLEY SENIOR FUNDING, INC., as Administrative Agent, MORGAN STANLEY SENIOR FUNDING, INC., as Collateral Agent and the Lenders party thereto. All capitalized terms used but not defined herein shall have the meanings given in the Credit Agreement.

[NXP B.V./NXP FUNDING LLC]3 (the “Borrower”) hereby requests a Borrowing as follows:

1.	Amount of Borrowing:	[ ][4]

2.	Date of Borrowing:	[ ][5]5

3.	Type of Borrowing:	[ABR Loan][LIBOR Loan] [EURIBOR Loan].

4.	Currency of Borrowing:	[ ][6]6

5.	Interest Period:	month(s)[7]

The Borrower certifies that on and as of the date of the proposed Borrowing and after giving effect thereto[the Specified Representations shall be true and correct in all material respects and the Company Representations shall be true to the extent required by the Merger Agreement as a condition to closing thereunder.]:8

[(i) no Default or Event of Default shall have occurred and be continuing; and

(ii) all representations and warranties made by any Credit Party contained in the Credit Agreement or in the other Credit Documents shall be true and correct in all material respects with the same effect as though such representations and warranties had been made on and as of the date of the

[3]	Delete as appropriate.
[4]	Must be at least the applicable Minimum Borrowing Amount.
[5]	Must be a Business Day.
[6]	Must be in the Base Currency in the case of ABR Loans, Euros in the case of EURIBOR Loans or an Alternative Currency in the case of LIBOR Loans.
[7]	Applicable only to LIBOR Loans or EURIBOR Loans.
[8]	Relevant for a Borrowing on the Closing Date

Borrowing (except where such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall have been true and correct in all material respects as of said earlier date).9

[NXP B.V./ NXP FUNDING LLC][10]

By:
Name:
Title:

[9]	Include for Borrowings made after the closing date.
[10]	Delete as appropriate.

EXHIBIT C

LETTER OF CREDIT REQUEST

[●].	Date: [ ]

Attention: [             ]

This Letter of Credit Request is delivered pursuant to the Secured Revolving Credit Agreement dated as of December 7, 2015 as amended, restated, supplemented or otherwise modified, refinanced or replaced from time to time (the “Credit Agreement”) among NXP B.V., NXP FUNDING LLC, the lending institutions from time to time parties thereto, MORGAN STANLEY SENIOR FUNDING, INC., as Administrative Agent, MORGAN STANLEY SENIOR FUNDING, INC., as Collateral Agent and the Lenders party thereto. All capitalized terms used but not defined herein shall have the meanings given in the Credit Agreement.

[NXP B.V./NXP FUNDING LLC]11, (the “Borrower”) hereby irrevocably requests the issuance of a Letter of Credit as follows:

1.	Requested Date of Issuance: [ ][12]

2.	Initial Stated Amount and currency: [ ][13] [14]

3.	Expiration Date: [ ][15]

The Borrower certifies that on and as of the date of the proposed Credit Event and after giving effect thereto: [the Specified Representations shall be true and correct in all material respects and the Company Representations shall be true to the extent required by the Merger Agreement as a condition to closing thereunder.]:16

[(i) no Default or Event of Default shall have occurred and be continuing; and

(ii) all representations and warranties made by any Credit Party contained in the Credit Agreement or in the other Credit Documents shall be true and correct in all material respects with the same effect as though such representations and warranties had been made on and as of the date of the Borrowing (except where such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall have been true and correct in all material respects as of said earlier date)].17

[11]	Delete as appropriate.
[12]	Must be a Business Day.
[13]	Must be at least the applicable Minimum Borrowing Amount.
[14]	Must be the Base Currency or an Alternative Currency.
[15]	Must be not more than 12 months after the issue date.
[16]	Relevant for a Borrowing on the Closing Date
[17]	Include for Borrowings made after the closing date.

[NXP B.V./ NXP FUNDING LLC][18]

By:
Name:
Title:

[18]	Delete as appropriate.

EXHIBIT D-1

[DATE],

[Insert Name of Company]

OFFICER’S CERTIFICATE

I,             , hereby certify that I am the duly elected, qualified and acting [President/Vice President/Secretary/Assistant Secretary] of [Insert name of Company.] (the “Company”), and am authorized to execute this Certificate on behalf of the Company. Reference is made to the Secured Revolving Credit Agreement (the “Credit Agreement”), dated as of December 7, 2015, by and among NXP B.V, NXP FUNDING LLC, MORGAN STANLEY SENIOR FUNDING, INC., as Administrative Agent and MORGAN STANLEY SENIOR FUNDING, INC., as Collateral Agent, and the Lenders party thereto. All capitalized terms used herein and not otherwise defined are used as defined in the Credit Agreement.

Solely in my capacity as [President/Vice President/Secretary/Assistant Secretary] of the Company, I hereby certify that:

1.	Attached as Annex A hereto is a true, correct, and complete copy of the organizational documents of the Company.

2.	Attached as Annex B hereto is a true, correct, and complete copy of the bylaws or equivalent of the Company, including all amendments, as in effect on the date hereof, and, to the extent required, an extract of the trade register of the Company.

3.	Attached as Annex C hereto are true, correct, and complete copies of resolutions duly adopted by the Board of Directors of the Company authorizing the execution, delivery and performance of the Credit Documents (and any agreements relating thereto) to which it is a party. Such resolutions have not been modified or rescinded and remain in full force and effect as of the date hereof.

4.	Attached as Annex D hereto are true, correct, and complete copies of resolutions duly adopted by the shareholders of the Company authorizing the execution, delivery and performance of the Credit Documents (and any agreements relating thereto) to which it is a party. Such resolutions have not been modified or rescinded and remain in full force and effect as of the date hereof.

5.	Attached as Annex E hereto is a copy of the [Certificate of Good Standing] for the Company certified by [relevant authority].

6.	The persons whose names appear on Annex F attached hereto are duly elected, qualified and acting officers of the Company occupying the offices set forth below their respective names on Annex F, and the signatures set forth above their respective names are their true signatures, and each such officer is duly authorized to execute and deliver on behalf of the Company the Credit Documents and any other document delivered prior to the date hereof in connection with the Credit Documents and to act as an Authorized Officer on behalf of the Company under such Credit Documents.

7.	The conditions precedent specified in Sections 6.9, 6.11 and 6.12 of the Credit Agreement have been satisfied.

IN WITNESS WHEREOF, the undersigned has executed this Certificate as of the date first written above.

[Company]

By:
Name:
Title:

The undersigned, being the duly elected and qualified [President/Vice President/Secretary/Assistant Secretary] of the Company, hereby certifies that [name] is the duly elected and qualified [President/Vice President/Secretary/Assistant Secretary] of the Company and that the foregoing signature appearing above his name is his genuine signature.

IN WITNESS WHEREOF, I have hereunto set my hand on behalf of the Corporations as of the date first written above.

[Company]

By:
Name:
Title:

Annex A

Annex B

Annex C

Annex D

Annex E

Annex F

EXHIBIT D-2

[DATE]

NXP B.V.

OFFICER’S CERTIFICATE

I,             , hereby certify that I am the duly elected, qualified and acting [Authorized Officer] of NXP B.V. (the “Company”), and am authorized to execute this Certificate on behalf of the Company. Reference is made to the Secured Revolving Credit Agreement (the “Credit Agreement”), dated as of December 7, 2015 by and among NXP B.V, NXP FUNDING LLC, MORGAN STANLEY SENIOR FUNDING, INC., as Administrative Agent, MORGAN STANLEY SENIOR FUNDING, INC., as Collateral Agent and the Lenders party thereto. All capitalized terms used herein and not otherwise defined are used as defined in the Credit Agreement.

Solely in my capacity as [Authorized Officer] of the Company, I hereby certify that:

1.	No Indebtedness or financing preferred stock of the Company or its Subsidiaries to third parties shall remain outstanding as of the date of this Certificate and no shareholder loans shall have been made without the consent of the Joint Lead Arrangers, other than Indebtedness pursuant to or permitted under the Credit Agreement.

2.	I have reviewed the audited financial statements of the Company as at December 31, 2014 (the “Financial Statements”). I am familiar with the financial performance and prospects of the Company and hereby confirm that as of the date hereof, after giving effect to the transactions contemplated by the Credit Documents:

i.	The fair value of the assets of the Company and its Subsidiaries on a consolidated basis, at a fair valuation, exceeds the debts and liabilities, direct, subordinated, contingent or otherwise, of the Company and its Subsidiaries on a consolidated basis, respectively.

ii.	The present fair saleable value of the property of the Company and its Subsidiaries on a consolidated basis is greater than the amount that is required to pay the probable liability of the Company and its Subsidiaries on a consolidated basis on their debts and other liabilities, direct, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured.

iii.	The Company and its Subsidiaries on a consolidated basis are able to pay their debts and liabilities, direct, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured.

iv.	The Company and its Subsidiaries on a consolidated basis do not have unreasonably small capital with which to conduct the businesses in which they are engaged as such businesses are now conducted and are proposed to be conducted following the Closing Date.

v.	Each Credit Party has not ceased, and does not expect that it will cease, making payments on its liabilities when due.

vi.	Each Credit Party can, and expects that it can, obtain credit in the ordinary course of business.

vii.	No Credit Party intends to, and does not believe that it or any of the Restricted Subsidiaries will, incur debts beyond its ability to pay such debts as they mature, taking into account the timing and amounts of cash to be received by it or any such Subsidiary and the timing and amounts of cash to be payable on or in respect of its Indebtedness or the Indebtedness of any such Subsidiary.

IN WITNESS WHEREOF, the undersigned has executed this Certificate as of the date first written above.

NXP B.V.

By:
Name:
Title:

EXHIBIT E

FORM OF PROMISSORY NOTE

$	,

FOR VALUE RECEIVED, the undersigned (the “Borrower”) hereby promises to pay to the order of [LENDER] (the “Lender”), on the Maturity Date (as defined in the Credit Agreement referred to below) the principal amount of             , or such lesser principal amount of Loans (as defined in such Credit Agreement) due and payable by the Borrower to the Lender on the Maturity Date under that certain Credit Agreement dated as of December 7, 2015 (as amended, the “Credit Agreement”) between, amongst others, NXP B.V. (the “Company”), NXP FUNDING LLC (the “Co-Borrower”), the lending institutions from time to time parties thereto (each a “Lender” and, collectively, the “Lenders”) and MORGAN STANLEY SENIOR FUNDING, INC., as Administrative Agent (the terms defined therein being used herein as therein defined).

The Borrower promises to pay interest on the unpaid principal amount of each Loan from the date of such Loan until such principal amount is paid in full, at such interest rates, in the currency, in the manner and at such times as are specified in the Credit Agreement. All payments of principal and interest shall be made to the Lender in immediately available funds at the Lender’s lending office. If any amount is not paid in full when due hereunder, such unpaid amount shall bear interest, to be paid upon demand, from the due date thereof until the date of actual payment (and before as well as after judgment) computed at the per annum rate set forth in the Credit Agreement.

This Note is the promissory note referred to in Section 13.7(d) of the Credit Agreement, and is a “Credit Document” for the purposes of the Credit Agreement and entitled to the benefits thereof and is subject to optional and mandatory prepayment in whole or in part as provided in the Credit Agreement. This Note is also entitled to the benefits of the Guaranty. Upon the occurrence and continuation of one or more of the Events of Default specified in the Agreement, all amounts then remaining unpaid on this Note shall become, or may be declared to be, immediately due and payable all as provided in the Credit Agreement.

Loans made by the Lender shall be evidenced by one or more loan accounts or records maintained by the Lender in the ordinary course of business. The Lender may also attach schedules to this Note and endorse thereon the date, amount and maturity of the Loans and payments with respect thereto.

The Borrower, for itself, its successors and assigns, hereby waives diligence, presentment, protest and demand and notice of protest, demand, dishonor and non-payment of this Note.

THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

[BORROWER]

By:
Name:
Title: